As filed with the Securities and Exchange Commission on July 28, 2009
Registration No. 333-153451

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Emdeon Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7374	20-5799664
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3055 Lebanon Pike, Suite 1000
Nashville, TN 37214
(615) 932-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gregory T. Stevens, Esq.
Executive Vice President, General Counsel
and Secretary
3055 Lebanon Pike, Suite 1000
Nashville, TN 37214
(615) 932-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(1)(2)	Fee(3)
Class A common stock, par value $0.00001	24,667,500	$15.50	$382,346,250	$21,335

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.

(2)	Including 3,217,500 shares which the underwriters have the right to purchase to cover over-allotments.

(3)	$18,078 of such fee was previously paid and the remaining amount of $3,277 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 28, 2009.

21,450,000 Shares

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of Emdeon Inc. Emdeon Inc. is offering 10,725,000 shares of its Class A common stock and the selling stockholders are offering 10,725,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

To the extent the underwriters sell more than 21,450,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 3,217,500 shares from the selling stockholders at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Prior to this offering, there has been no public market for the Class A common stock. We currently estimate that the initial public offering price will be between $13.50 and $15.50 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “EM.”

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	us	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on          , 2009.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MORGAN STANLEY
GOLDMAN, SACHS & CO.
UBS INVESTMENT BANK
BARCLAYS CAPITAL

CITI
CREDIT SUISSE
JEFFERIES & COMPANY
WILLIAM BLAIR & COMPANY
OPPENHEIMER & CO.
PIPER JAFFRAY
WELLS FARGO SECURITIES
Prospectus dated          , 2009.

You don't need one more partner.
You need **one** partner that does **more**.

You and Emdeon.

one.
more.

more connectivity.

more capability.

more roi.

emdeon®

Simplifying the Business of Healthcare

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Page

Industry and Market Data	i
Prospectus Summary	1
Risk Factors	15
Forward-Looking Statements	35
Organizational Structure	37
Use of Proceeds	43
Dividend Policy	43
Capitalization	44
Dilution	45
Unaudited Pro Forma Financial Information	47
Selected Consolidated Financial Data	55
Management’s Discussion and Analysis of Financial Condition and Results of Operations	57
Business	83
Management	107
Executive Compensation	112
Principal and Selling Stockholders	125
Certain Relationships and Related Transactions	130
Description of Capital Stock	140
Shares Available for Future Sale	144
Material U.S. Federal Tax Considerations for Non-U.S. Holders	146
Underwriting	149
Legal Matters	155
Experts	155
Where You Can Find More Information	155
Index to Consolidated Financial Statements	F-1
EX-1.1
EX.2.3
EX-4.1
EX-4.2
EX-4.5
EX-5.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.8
EX-10.9
EX-10.13
EX-10.17
EX-10.18
EX-10.20
EX-10.21
EX-10.23
EX-10.24
EX-10.25
EX-10.26
EX-23.1

Until          , 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. The information contained in “Business” is based on studies, analyses and surveys prepared by American Hospital Association, American Health Insurance Plans, CAQH, Frost & Sullivan, Health Insurance Association of America, McKinsey & Company, PNC Financial Services Group Inc., Medical Group Management Association (MGMA), the National Health Care Anti-Fraud Association and Susquehanna Research Group. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

i

PROSPECTUS SUMMARY

This summary highlights all material information about us and this offering, but does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and related notes. This prospectus includes forward looking-statements that involve risks and uncertainties. See “Forward-Looking Statements.”

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “EBS,” and the “Company,” refer to Emdeon Inc., a Delaware corporation, and its subsidiaries. All information in this prospectus with respect to Emdeon Inc. gives effect to the reorganization transactions described under “Organizational Structure” as if they had occurred on November 16, 2006. Prior to November 16, 2006, the terms “we,” “us,” “our,” “EBS,” and the “Company” refer to the group of subsidiaries of HLTH Corporation that comprised its Emdeon Business Services segment, which we refer to as “Emdeon Business Services.” “EBS Master LLC” and “EBS Master” refer to EBS Master LLC, a Delaware limited liability company.

Our Company

We are a leading provider of revenue and payment cycle management solutions, connecting payers, providers and patients in the U.S. healthcare system. Our product and service offerings integrate and automate key business and administrative functions of our payer and provider customers throughout the patient encounter, including pre-care patient eligibility and benefits verification, claims management and adjudication, payment distribution, payment posting and denial management and patient billing and payment collection. Through the use of our comprehensive suite of products and services, which are designed to easily integrate with existing technology infrastructures, our customers are able to improve efficiency, reduce costs, increase cash flow and more efficiently manage the complex revenue and payment cycle process. We believe our solutions are critical to payers and providers as they continue to face increasing financial and administrative pressures. In 2008, we generated revenues from operations of $853.6 million, Adjusted EBITDA of $205.2 million, net income of $11.9 million and cash flow provided by operations of $83.3 million.

Our services are delivered primarily through recurring, transaction-based processes that leverage our revenue and payment cycle network, the single largest financial and administrative information exchange in the U.S. healthcare system. In 2008, we processed a total of 4.0 billion healthcare-related transactions, including approximately one out of every two commercial healthcare claims delivered electronically in the United States. We have developed our network of payers and providers over 25 years and connect to virtually all private and government payers, claim-submitting providers and pharmacies, making it extremely difficult, expensive and time-consuming for competitors to replicate our market position.

Our solutions drive consistent automated workflows and information exchanges that support key financial and administrative processes. Our market leadership is demonstrated by the long tenure of our payer and provider relationships, which for our 50 largest customers in 2008 average 12 years as of June 2009. We are the exclusive provider of certain electronic eligibility and benefits verification and/or claims management services under Managed Gateway Agreements (“MGAs”) for more than 370 payer customers (approximately 25% of all U.S. payers). Similarly, we are the sole provider of certain payment and remittance advice distribution services for over 680 of our payer customers (approximately 50% of all U.S. payers). These exclusive relationships provide us with a considerable opportunity to expand the scope of our product and service offerings with these customers.

Our ubiquitous, independent platform facilitates alignment with both our payer and provider customers, thereby creating a significant opportunity for us to increase penetration of our existing solutions and drive the adoption of new solutions. Recently, we have significantly increased the number of products and services utilized by our existing customers through cross-selling. Because we serve as a central point of communication and data aggregation for our customers, our network captures the most comprehensive and timely sources of U.S. healthcare information, including approximately 25 terabytes of historical claim data to which we add an average of 125 million rows of data daily. Unlike many other data sources, our network provides us with access to data generated at, or close to, the point of care. Our access to vast amounts of healthcare data positions us to develop business intelligence solutions that provide our customers with valuable information, reporting capabilities and related data analytics to support our customers’ core business decision making.

Our Industry

Payer & Provider Landscape

Healthcare expenditures are a large and growing component of the U.S. economy, representing $2.2 trillion in 2007, or 16.2% of GDP, and are expected to grow at 6.2% per year to $4.4 trillion, or 20% of GDP, in 2018. We believe the cost of healthcare administration in the U.S. was approximately $360 billion in 2008, or 17% of total healthcare expenditures, and that $150 billion of these costs were spent by payers and providers on billing and insurance administration-related activities alone. We believe the increased need to slow the rise in healthcare expenditures, particularly during the current period of U.S. economic weakness, increased financial pressures on payers and providers and public policy initiatives to reduce healthcare administrative inefficiencies should accelerate adoption of our solutions.

Healthcare is generally provided through a fragmented industry of providers. The administrative portion of healthcare costs for providers is expected to continue to expand due in part to the increasing complexity in the reimbursement process and the greater administrative burden being placed on providers for reporting and documentation relating to the care they provide. Similarly for payers, payment for healthcare services generally occurs through complex and frequently changing reimbursement mechanisms involving multiple parties. The proliferation of private-payer benefit plan designs and government mandates continue to increase the complexity of the reimbursement process. Furthermore, the complexity of the billing process can make it challenging for providers and payers to identify instances of inappropriate payments. For example, industry estimates indicate that between $68 billion and $226 billion in healthcare costs are attributable to fraud each year. As a result of these complexities, we believe payers and providers will continue to seek solutions that automate, simplify and improve the administrative and clinical processes of healthcare.

In addition, increases in patient financial responsibility for healthcare expenses have put additional pressure on providers to collect payments at the patient point of care since more than half of every one percent increase in patient self-pay becomes bad debt. Our solutions equip providers to significantly improve collection at the point of care.

The Revenue and Payment Cycle

The healthcare revenue and payment cycle consists of all the processes and efforts that providers undertake to ensure they are compensated properly by the large number of different payers for medical services rendered to patients. For payers, the payment cycle includes all the processes necessary to facilitate provider compensation and use of medical services by members. These processes begin with the collection of relevant eligibility and demographic information about the patient before care is provided and end with the collection of payment from payers and patients.

We believe payers and providers spend approximately $150 billion annually on these revenue and payment cycle activities. Major steps in this process include:

•	Pre-Care/Medical Treatment: The provider verifies insurance benefits available to the patient, ensures treatment will adhere to medical necessity guidelines, confirms patient personal financial and demographic information and obtains any required pre-authorization prior to delivery of care.

•	Claim Management/Adjudication: The provider prepares and submits paper or electronic claims to a payer for services rendered directly or through a clearinghouse, such as ours. Before submission, claims are validated for payer-specific rules and corrected as necessary.

•	Payment Distribution: The payer sends payment and a payment explanation (i.e., remittance advice) to the provider and sends an explanation of benefits (“EOB”) to the patient.

•	Payment Posting/Denial Management: The provider posts payments internally, reconciles payments with accounts receivable and submits any claims to secondary insurers if secondary coverage exists.

•	Patient Billing and Payment: The provider sends a bill to the patient for any remaining balance and posts payments received.

Our Market Opportunity and Solutions

Opportunities exist to increase efficiencies and cash flow throughout many steps of the revenue and payment cycle for both payers and providers. The breadth of our revenue and payment cycle network and solutions is illustrated in the chart below:

Our Strengths

We believe that we have a number of strengths including, but not limited to, the following:

Stable, Low-Risk Business Model.  We believe our business model is attractive and relatively low-risk due to the following factors:

•	Limited exposure to the broader economic cycle given that the majority of our revenues are driven by healthcare transaction volumes. Our transaction volumes increased in 2008 to 4.0 billion from 3.7 billion in 2007.

•	Healthcare industry trends, including demographic changes, continuing healthcare cost escalation, and related governmental and private focus on cost savings, and increasing administrative complexity.

•	Recurring revenue base with significant visibility. In 2008, approximately 90-95% of our revenue was recurring in nature.

•	Limited customer concentration. In 2008, no single customer represented more than 5.6% of our total revenue.

•	Favorable positioning for our business model as evidenced by recent public policy efforts to increase efficiency and improve healthcare quality through the adoption of healthcare information technology solutions and the use of electronic transactions rather than more costly paper-based transactions.

Largest Healthcare Revenue and Payment Cycle Network.  Our revenue and payment cycle network reaches the largest number of payers, providers and pharmacies in the U.S. healthcare system, including approximately 1,200 payers, 500,000 providers, 5,000 hospitals, 81,000 dentists and 55,000 pharmacies. The breadth and scale of our network enables us to drive consistent workflow and information exchange for all healthcare constituents using our network.

Comprehensive Suite of Market-Leading Solutions.  We provide a comprehensive suite of revenue and payment cycle solutions that address increasing cost pressures and automate key financial and administrative functions of our payer and provider customers throughout the patient encounter. The combination of these products and services has resulted in a comprehensive solution that many of our competitors are unable to replicate because their offerings typically address only one or two of the five segments of the revenue and payment cycle. These solutions enable our customers to improve efficiency, reduce costs, increase cash flow and more efficiently manage the complex revenue and payment cycle process.

Leverageable Platform for Future Growth.  As the single greatest point of connectivity in the U.S. healthcare system, we are uniquely positioned to leverage our platform to develop and drive the adoption of new products and services.

Established and Long-Standing Customer Relationships.  Our products and services are important to our customers, as demonstrated by the fact that our 50 largest customers in 2008 have been with us for an average of 12 years as of June 2009. As many of our customers have continued to rationalize their vendor relationships and simplify their internal operations, we have been able to meet their diverse business needs with our comprehensive suite of solutions.

Strong, Predictable Cash Flow with Low Capital Requirements.  Our business generates strong, stable cash flows as a result of the revenue we generate from our recurring, transactions-based business model, our significant operating leverage, our relatively low working capital requirements and the moderate capital expenditures needed to support our network.

Experienced Management Team.  Our management team and board of directors include a balance of internally developed leaders and experienced managers from the industry and from our customers (including large payer customers), which provides us with a deep understanding of the complex needs of our customer base.

Our Strategy

We are pursuing the following growth strategies:

•	Continue to Drive Healthcare’s Transition from Paper-Based to Electronic Transactions

•	Increase Customer Penetration by Executing on Significant Cross-Selling Opportunities

•	Develop New High-Value Solutions for our Customers’ Revenue and Payment Cycle Needs

•	Continue to Capitalize on Efficiencies of Scale and Rationalize Costs to Improve Profitability

•	Leverage Our Expansive Data to Create Business Intelligence and Analytics Solutions

•	Pursue Selective Acquisitions

Recent Developments

Recent Operating Results for the Quarter Ended June 30, 2009 (Unaudited)

Our total revenues were $224.5 million for the quarter ended June 30, 2009 as compared to $212.5 million for the quarter ended June 30, 2008, an increase of approximately $12.0 million or 5.6%. Our net income was $14.5 million for the quarter ended June 30, 2009 as compared to $6.8 million for the quarter ended June 30, 2008, an increase of approximately $7.7 million or 113.2%. Net income for the quarter was positively impacted by an income tax benefit of $14.2 million that was attributable to the reversal of a portion of our valuation allowance, partially offset by a change in estimates related to our equity compensation liability of $5.1 million. As of June 30, 2009, we had cash and cash equivalents of $96.1 million as compared to $71.5 million as of December 31, 2008 and had approximately $44.2 million in available borrowing capacity under our revolving credit facility. On July 2, 2009, we paid approximately $75.0 million from our available cash in connection with the acquisition of eRx Network L.L.C.

Acquisition of eRx Network, L.L.C.

On July 2, 2009, we acquired eRx Network, L.L.C. (“eRx”), a provider of electronic pharmacy healthcare solutions. eRx provides a number of productivity enhancing services including fast, secure switching of third party claims, eligibility services, pre- and post-editing claims reconciliation, resubmission services, electronic prescribing solutions (“ePrescribing”), Medicare/Medicaid DME billing, Medicare flu billing, Medicare denial management services and Medicare/Medicaid eligibility verification. We believe the acquisition of eRx will accelerate our development of solutions for our pharmacy customers, including integrated tools for managing efficiency and profitability through innovative claims management, and will provide the combined organization with an increased presence in ePrescribing. In this prospectus, we refer to the acquisition of eRx as the “eRx Acquisition.”

The consideration for the eRx Acquisition was $75 million in cash and 1,850,000 units of EBS Master (“EBS Units”) issued to certain members of eRx. For the year ended December 31, 2008, eRx had revenues of approximately $27.2 million, net income of approximately $4.8 million and total assets of approximately $6.9 million.

Acquisition of the Sentinel Group

In June 2009, we acquired The Sentinel Group, a healthcare fraud and abuse management services provider. The Sentinel Group combines sophisticated data analytics solutions and technology with an experienced team of fraud investigators to prevent payment by payers, such as insurance companies, of fraudulent and abusive claims. The acquisition will expand our portfolio of offerings to help identify potential financial risks earlier in the revenue and payment cycle, creating efficiencies and cost savings for payers and providers, and will enhance our extensive data and analytical capabilities.

Corporate History and Organizational Structure

Our predecessors have been in the healthcare information solutions business for approximately 25 years. Prior to November 2006, our business was owned by HLTH Corporation (“HLTH”). We currently conduct our business through EBS Master and its subsidiaries. EBS Master was formed by HLTH to act as a holding company for the group of subsidiaries of HLTH that comprised its Emdeon Business Services segment.

The 2006 Transaction

In September 2006, we were formed by General Atlantic LLC, or “General Atlantic,” as a Delaware limited liability company for the purpose of making an investment in EBS Master. In September 2006, we entered into a merger agreement with HLTH (as amended, the “EBS Merger Agreement”) and agreed to acquire a 52% interest in EBS Master from HLTH (the “2006 Transaction”) for approximately $1.245 billion in cash. Under the terms of the EBS Merger Agreement, HLTH retained a 48% interest in EBS Master upon closing of the 2006 Transaction. The 2006 Transaction closed in November 2006. We funded $925.0 million of the $1.245 billion purchase price through borrowings under our first lien credit agreement and second lien credit agreement, each of which was entered into in connection with the 2006 Transaction.

The 2008 Transaction

In February 2008, we entered into a securities purchase agreement with HLTH and certain of its subsidiaries, affiliates of General Atlantic and affiliates of Hellman & Friedman LLC, or “H&F” (the “Securities Purchase Agreement”). Under the Securities Purchase Agreement, HLTH sold its remaining 48% interest in EBS Master (the “2008 Transaction”) to affiliates of General Atlantic and H&F for approximately $575.0 million in cash.

As a result of the 2008 Transaction and the eRx Acquisition, prior to giving effect to the reorganization transactions described below in “Organizational Structure,” EBS Master was owned 64.58% by affiliates of General Atlantic, who we refer to as the “General Atlantic Equityholders,” and 33.60% by affiliates of H&F, who we refer to as the “H&F Equityholders.” We refer to the General Atlantic Equityholders and the H&F Equityholders collectively as our “Principal Equityholders.” The members of eRx that received EBS Units as partial consideration for the eRx Acquisition (the “eRx Members”) own the remaining 1.82% of EBS Master.

We were converted into a Delaware corporation in September 2008 and changed our name to Emdeon Inc. We have not engaged in any business or other activities except in connection with our investment in EBS Master and the reorganization transactions described under “Organizational Structure” and have no material assets other than our membership interests in EBS Master.

The following diagram illustrates our organizational structure immediately prior to the reorganization transactions:

Pre-Reorganization Structure

The Reorganization Transactions

In the reorganization transactions, Emdeon Inc., or we, will, through a series of transactions, acquire, directly or indirectly, EBS Units currently held by the other General Atlantic Equityholder and certain of the H&F Equityholders (or their successors) in exchange for shares of our Class A common stock. The remaining H&F Equityholders (or their successors) (the “H&F Continuing LLC Members”) and the eRx Members will continue to hold their EBS Units and will subscribe for shares of Class B common stock. Members of our senior management team and board of directors that participate in the Amended and Restated EBS Executive Equity Incentive Plan (the “EBS Equity Plan”) will have their indirect interests in EBS Master converted into EBS Units and unvested options to purchase shares of our Class A common stock, and will subscribe for shares of Class B common stock (the “EBS Equity Plan Members” and, together with the H&F Continuing LLC Members and the eRx Members, the “EBS Post-IPO Members”). In addition, we, in our capacity as managing member of EBS Master, will cause the outstanding phantom awards granted to our employees who participate in the Amended and Restated EBS Incentive Plan (the “EBS Phantom Plan Participants”) to be converted, depending on their vesting status, into shares of our Class A common stock or restricted stock units. The EBS Phantom Plan Participants also will receive unvested options to purchase shares of our Class A common stock.

Following the reorganization transactions, this offering and the use of proceeds from this offering, we will hold directly or indirectly 77.0% of the EBS Units and will be the sole managing member of EBS Master. As the sole managing member of EBS Master, we will control all of the business and affairs of EBS Master and its subsidiaries. We will consolidate the financial results of EBS Master and our net income (loss) will be reduced to reflect the entitlement of the EBS Post-IPO Members to a portion of its net income (loss). See “Organizational Structure” for further details.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the use of proceeds from this offering, (assuming an initial public offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)):

Post-Reorganization Structure

Upon consummation of the reorganization transactions, we will be authorized to issue two classes of common stock, Class A common stock and Class B common stock, each of which will provide holders with one vote on all matters submitted to a vote of stockholders. The holders of Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock. Shares of our Class A common stock and Class B common stock, which we collectively refer to as our “common stock,” will generally vote together as a single class on all matters submitted to stockholders.

Upon completion of this offering and the application of the net proceeds from this offering, the H&F Continuing LLC Members will hold 22,586,390 EBS Units, the EBS Equity Plan Members will hold 1,935,205 EBS Units (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and the eRx Members will hold 1,850,000 EBS Units. EBS Units held by the EBS Post-IPO Members (along with a corresponding number of shares of our Class B common stock) may be exchanged with EBS Master for shares of our Class A common stock on a one-for-one basis.

See “Organizational Structure,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the rights associated with our capital stock and the EBS Units.

The 2006 Transaction and the 2008 Transaction resulted in favorable tax attributes to us. In addition, future exchanges of EBS Units by the EBS Post-IPO Members for cash or shares of our common stock will produce additional favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Upon the closing of this offering, we will enter into tax receivable agreements which will obligate us to make payments to the Principal Equityholders and the EBS Equity Plan Members making exchanges of EBS Units for cash or shares of our common stock generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes. We will retain the benefit of the remaining 15% of these tax savings.

See “Organizational Structure — Holding Company Structure and Tax Receivable Agreements” and “Certain Relationships and Related Transactions — Tax Receivable Agreements.”

Our Principal Equityholders

Our Principal Equityholders and the eRx Members currently own 100% of EBS Master and following this offering and the application of the net proceeds from this offering, our Principal Equityholders will control 77.6% of the combined voting power of our common stock. Our Principal Equityholders are affiliates of General Atlantic and H&F.

In connection with the reorganization transactions, we will enter into a stockholders agreement (the “Stockholders Agreement”) with the General Atlantic Equityholders, the H&F Equityholders, the eRx Members and the EBS Equity Plan Members. The Stockholders Agreement will contain provisions related to the composition of our board of directors and the committees of our board of directors and our corporate governance, restrictions and priorities with respect to the transfer of shares of our capital stock and will grant the Principal Equityholders, the eRx Members and the EBS Equity Plan Members registration rights. Upon consummation of this offering, our board of directors will consist of nine directors. Under the Stockholders Agreement, (i) the General Atlantic Equityholders will be entitled to nominate three directors so long as they beneficially own, in the aggregate, more than 40% of the Class A common stock outstanding immediately prior to consummation of this offering, two directors so long as they beneficially own, in the aggregate, more than 20% but not more than 40% of the Class A common stock outstanding immediately prior to consummation of this offering and one director so long as they beneficially own, in the aggregate, more than 5% but not more than 20% of the Class A common stock outstanding immediately prior to consummation of this offering and (ii) the H&F Equityholders will be entitled to nominate two members of our board of directors so long as they beneficially own, in the aggregate, more than 20% of the Class A common stock outstanding immediately prior to consummation of this offering and one director so long as they beneficially own, in the aggregate, more than 5% but not more than 20% of the Class A common stock outstanding immediately prior to consummation of this offering, in each case (a) excluding any shares of Class A common stock held by the eRx Members and EBS Equity Plan Members and (b) assuming that the H&F Continuing LLC Members exchange all of their EBS Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock. In addition, for so long as the Principal Equityholders are entitled to nominate at least one director under the Stockholders Agreement, the General Atlantic Equityholders and the H&F Equityholders will be permitted to jointly nominate one independent member of our board of directors provided that if one is no longer eligible to nominate any directors, then the other has the right to nominate the independent director. See “Management — Board Structure” and “Certain Relationships and Related Transactions — Stockholders Agreement.”

General Atlantic LLC is a leading global growth equity firm providing capital and strategic support for growth companies. The firm was founded in 1980 and has approximately $13 billion in capital under management. General Atlantic has invested in over 160 companies, including us. General Atlantic has offices in Greenwich, New York, Palo Alto, London, Düsseldorf, Mumbai, São Paulo, Hong Kong and Beijing.

Hellman & Friedman LLC is a leading private equity investment firm with offices in San Francisco, New York and London. H&F focuses on investing in superior business franchises and serving as a value-added partner to management in a broad range of industries including business services, financial services, media, software/data services, healthcare, internet/digital, and energy/industrials. Since its founding in 1984, H&F has raised and, through its affiliated funds, managed over $16 billion of committed capital and is currently investing its sixth partnership, Hellman & Friedman Capital Partners VI, L.P., with over $8 billion of committed capital.

Corporate Information

We were formed as a Delaware limited liability company in September 2006 and converted into a Delaware corporation in September 2008. Our corporate headquarters are located at 3055 Lebanon Pike, Suite 1000, Nashville, TN 37214, and our telephone number is (615) 932-3000. Our website address is www.emdeon.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Class A common stock outstanding before this offering	77,742,782 shares.

Class A common stock offered by us	10,725,000 shares.

Class A common stock offered by the selling stockholders	10,725,000 shares.

Class A common stock to be outstanding immediately after this offering	88,467,782 shares. If, immediately after this offering and the application of the net proceeds from this offering, all of the EBS Post-IPO Members elected to exchange their EBS Units for shares of our Class A common stock, 114,839,377 shares of Class A common stock would be outstanding.

Class B common stock to be outstanding immediately after this offering	26,371,595 shares. Shares of our Class B common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of EBS Units held by the EBS Post-IPO Members. When an EBS Unit is exchanged by an EBS Post-IPO Member for a share of Class A common stock, the corresponding share of our Class B common stock will be cancelled.

Voting Rights	One vote per share; Class A common stock and Class B common stock vote together as a single class. See “Description of Capital Stock.”

Exchange	EBS Units held by the EBS Post-IPO Members (along with a corresponding number of shares of our Class B common stock) may be exchanged with EBS Master for shares of our Class A common stock on a one-for-one basis. The EBS Post-IPO Members will hold 26,371,595 EBS Units following this offering and the application of the net proceeds from this offering.

Use of proceeds	We estimate that the net proceeds to us from the sale of our Class A common stock in this offering, after deducting offering expenses and underwriting discounts and commissions, will be approximately $141.4 million based on an assumed initial public offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Based on an assumed initial offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use approximately $5.3 million of the proceeds from this offering to purchase 389,092 EBS Units (at a price equal to the price paid by the underwriters for shares in this offering) held by certain of the EBS Equity Plan Members, including Messrs. Lazenby, Newport, Stuart and Hardin, and will use any remaining proceeds for working capital and general corporate purposes, which may include the repayment of indebtedness and future acquisitions.

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.

See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“EM.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicated otherwise, the number of shares of our Class A common stock outstanding after this offering excludes:

•	5,582,230 shares issuable under options to purchase shares of Class A common stock and 656,917 restricted stock units (each of which will represent the right to receive a share of our Class A common stock upon vesting) that will be granted in connection with this offering under the Emdeon Inc. 2009 Equity Incentive Plan (the “2009 Equity Plan”). The options will permit holders to purchase the underlying shares of Class A common stock at the initial public offering price and will generally vest in equal installments over either three or four years from the date of grant. See “Executive Compensation — 2009 Equity Plan — Awards Granted in Connection with this Offering;”

•	shares of Class A common stock we may repurchase from EBS Phantom Plan Participants in order to satisfy tax obligations that may arise as a result of the conversion of EBS Phantom Plan Awards into Class A common stock and restricted stock units; and

•	26,371,595 shares of Class A common stock reserved for issuance upon the exchange of EBS Units (along with the corresponding shares of our Class B common stock).

Unless we indicate otherwise (i) all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 3,217,500 shares of our Class A common stock from the selling stockholders to cover over-allotments, (ii) all information in this prospectus assumes an initial public offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and (iii) all ownership percentages and unit information of EBS Master prior to the reorganization transactions does not reflect any profits interests in EBS Master.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary historical consolidated financial and other data for periods beginning on and after November 16, 2006. For periods prior to November 16, 2006, the tables below present the summary historical consolidated financial and other data of the group of subsidiaries of HLTH that comprised its Emdeon Business Services segment. For periods on and after November 16, 2006, the summary historical financial and other data gives effect to the reorganization transactions described under “Organizational Structure” as if they occurred on November 16, 2006. See “— Corporate History and Organizational Structure.”

Our statements of operations data for the years ended December 31, 2008 and 2007 and the period from November 16, 2006 through December 31, 2006 and summary balance sheet data as of December 31, 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data of Emdeon Business Services for the period from January 1, 2006 through November 15, 2006 have been derived from Emdeon Business Services’ audited financial statements included elsewhere in this prospectus.

Our consolidated statements of operations data for the three months ended March 31, 2009 and 2008, and the balance sheet data as of March 31, 2009, have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results that can be expected for the full year or any future period.

The following table also presents summary unaudited pro forma consolidated balance sheet and statement of operations data as of and for the quarter ended March 31, 2009 that gives effect to the (i) the creation or acquisition of amortizable tax assets in connection with this offering and the reorganization transactions and the creation of liabilities in connection with entering into the tax receivable agreements, (ii) the conversion of the EBS Equity Plan Members’ Grant Units into EBS Units and options to purchase shares of our Class A common stock, (iii) the conversion of awards issued under the EBS Incentive Plan into Class A common stock, restricted stock units and options to purchase shares of our Class A common stock, and (iv) this offering and the use of proceeds from this offering (collectively, the “Pro Forma Offering Adjustments”) as if each had occurred on March 31, 2009 for the unaudited pro forma consolidated balance sheet and January 1, 2008 for the unaudited pro forma consolidated statement of operations.

The following table also presents summary pro forma consolidated statement of operations data for the year ended December 31, 2008 that gives effect to the Pro Forma Offering Adjustments as well as the step-up in value of the amortizable assets as a result of the 2008 Transaction as if each had occurred on January 1, 2008.

The unaudited pro forma financial information does not give effect to the eRx Acquisition. The unaudited pro forma financial data has been derived from our unaudited pro forma financial information included elsewhere in this prospectus. See “Unaudited Pro Forma Financial Information.”

You should read the following information in conjunction with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Emdeon Business Services’ respective audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Emdeon
	Business Services	Emdeon Inc.
	(Predecessor)(1)	(Successor)(1)
	Period	Period			Unaudited
	from	from			Pro Forma	Three	Three	Pro Forma
	January 1,	November 16,	Year	Year	Year	Months	Months	Three Months
	2006-	2006-	Ended	Ended	Ended	Ended	Ended	Ended
	November 15,	December 31,	December 31,	December 31,	December 31,	March 31,	March 31,	March 31,
	2006	2006	2007	2008	2008	2008	2009	2009
	(In thousands)
Statement of Operations Data:
Revenues	$663,186	$87,903	$808,537	$853,599	$853,496	$210,395	$219,885	$219,885
Costs and expenses:
Cost of operations	425,108	56,628	514,577	540,570	544,833	135,511	134,598	135,311
Development and engineering	21,782	2,782	28,539	29,618	31,068	6,966	7,216	7,538
Sales, marketing, general and administrative	76,154	12,762	94,475	91,212	101,906	23,938	24,075	25,242
Depreciation and amortization(2)	30,440	7,127	62,811	97,864	101,430	21,267	25,098	25,098
Other expense, net	4,198	—	—	3,081	3,081	—	85	85

Total costs and expenses	557,682	79,299	700,402	762,345	782,318	187,682	191,072	193,274

Operating income	105,504	8,604	108,135	91,254	71,178	22,713	28,813	26,611
Interest income	(67)	(139)	(1,567)	(963)	(963)	(297)	(21)	(21)
Interest expense(2)	25	10,113	74,325	71,717	72,402	24,789	17,942	17,942

Income (loss) before income taxes	105,546	(1,370)	35,377	20,500	(261)	(1,779)	10,892	8,690
Income tax provision (benefit)(2)	42,004	1,014	18,101	8,567	1,131	(3,205)	7,602	6,811

Net income (loss)	63,542	(2,384)	17,276	11,933	(1,392)	1,426	3,290	1,879
Net income (loss) attributable to noncontrolling interest	—	—	—	2,702	(223)	(1,640)	2,072	1,736

Net income (loss) attributable to Emdeon Inc.	$63,542	$(2,384)	$17,276	$9,231	$(1,169)	$3,066	$1,218	$143

Basic and diluted earnings (loss) per share to Class A common stockholders:
Basic	—	$(0.05)	$0.33	$0.12	$(0.01)	$0.05	$0.02	$0.00

Diluted	—	$(0.05)	$0.17	$0.12	$(0.01)	$0.01	$0.02	$0.00

Weighted average number of shares used in computing earnings per share:
Basic	—	52,000,000	52,000,000	74,775,039	85,675,922	66,801,333	77,413,610	88,498,857

Diluted	—	52,000,000	100,000,000	100,000,000	85,675,922	100,000,000	77,413,610	88,498,857

Unaudited Financial Data:
Adjusted EBITDA(3)	$146,286	$18,540	$182,678	$205,154	$205,154	$48,124	$57,046	$57,046

(footnotes continued on next page)

	Emdeon Inc.
		Unaudited
		Pro Forma As Adjusted
	At March 31, 2009	At March 31, 2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$78,355	$214,463
Total assets	$1,986,116	$2,116,745
Total debt (net of unamortized debt discount)(4)	$800,087	$800,087
Total equity	$884,015	$889,016

(1)	Our financial results prior to November 16, 2006 represent the financial results of the group of subsidiaries of HLTH that comprised its Emdeon Business Services segment. On November 16, 2006, HLTH sold a 52% interest in EBS Master (which was formed as a holding company for our business in connection with that transaction) to us. Accordingly, the financial information presented reflects the results of operations and financial condition of Emdeon Business Services before the 2006 Transaction (Predecessor) and of us after the 2006 Transaction (Successor).
(2)	As a result of purchase price adjustments in connection with the 2006 Transaction and the 2008 Transaction, depreciation, amortization, interest and income tax provision (benefit) amounts may not be comparable for each of the periods presented.
(3)	We define Adjusted EBITDA as EBITDA, (which is defined as net income (loss) before net interest expense, income tax provision (benefit) and depreciation and amortization), plus certain other non-recurring, non-cash or non-operating items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our U.S. generally accepted accounting principles, or “GAAP” results and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense and 2006 Transaction costs), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income taxes), as well as other non-cash (such as purchase accounting adjustments, equity-based compensation expense and lease termination charges) and non-recurring items (such as litigation expenses and acquisition costs), from our operations. We consider adjusted EBITDA as a consolidated measure of our operations and, as a result, do not adjust for any noncontrolling interest portion of such measure.

Our board of directors and management use Adjusted EBITDA as one of the primary measures for planning and forecasting overall expectations and for evaluating, on at least a quarterly and annual basis, actual results against such expectations. Adjusted EBITDA is also used as a performance evaluation metric in determining achievement of certain executive incentive compensation programs, as well as for incentive compensation plans for employees generally. See “Executive Compensation — Compensation Discussion and Analysis.” Finally, adjusted EBITDA, or a similar non-GAAP measure, is used by research analysts, investment bankers and lenders to assess our operating performance.
Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP; nor is Adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of Adjusted EBITDA are:
• Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
• Adjusted EBITDA does not reflect the interest expense, or the cash requirements to service interest or principal payments under our credit agreements;
• Adjusted EBITDA does not reflect income tax payments we are required to make; and

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net income to Adjusted EBITDA. The Adjusted EBITDA, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations.

The following table sets forth a reconciliation of Adjusted EBITDA to net income, a comparable GAAP-based measure. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items (such as depreciation and amortization, equity-based compensation expense, purchase accounting adjustments and lease termination charges), (ii) items that management does not consider in assessing our on-going operating performance (such as income taxes and interest expense) or (iii) non-recurring items. In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

(footnotes continued on next page)

	Emdeon Business Services			Emdeon Inc.
	(Predecessor)			(Successor)
							Unaudited
			January 1,	November 16,			Pro Forma Fiscal			Pro Forma
	Fiscal Year Ended		2006 to	2006 to	Fiscal Year Ended		Year Ended			Three Months
	December 31,		November 15,	December 31,	December 31,		December 31,	Three Months Ended March 31,		Ended March 31,
	2004	2005	2006	2006	2007	2008	2008	2008	2009	2009
	(In thousands)
Net income (loss)	$50,553	$65,493	$63,542	$(2,384)	$17,276	$11,933	$(1,392)	$1,426	$3,290	$1,879
Depreciation	15,921	17,469	20,860	3,547	35,070	40,865	41,153	9,524	9,892	9,892
Amortization of intangibles	17,470	14,804	9,580	3,580	27,741	56,999	60,277	11,743	15,206	15,206
Amortization of non-cash advertising services(a)	2,351	939	—	—	—	—	—	—	—	—
Interest expense (income), net	80	(18)	(42)	9,974	72,758	70,754	71,439	24,492	17,921	17,921
Income tax provision (benefit)	26,686	31,526	42,004	1,014	18,101	8,567	1,131	(3,205)	7,602	6,811

EBITDA	113,061	130,213	135,944	15,731	170,946	189,118	172,608	43,980	53,911	51,709
Equity-based compensation(b)	—	—	—	—	4,486	4,145	20,519	2,549	2,577	4,779
HLTH equity compensation(c)	1,384	296	6,144	310	2,107	—	—	—	—	—
Compensation and other expense
funded by HLTH(d)	—	—	—	1,694	1,694	—	—	—	—	—
Purchase accounting adjustments(e)	—	—	—	805	3,445	5,579	5,715	1,595	473	473
Transaction costs(f)	—	—	4,198	—	—	750	750	—	—	—
Loss on abandonment of leased properties and related costs(g)	—	—	—	—	—	4,758	4,758	—	85	85
Acquisition costs(h)	—	—	—	—	—	804	804	—	—	—

Adjusted EBITDA	$114,445	$130,509	$146,286	$18,540	$182,678	$205,154	$205,154	$48,124	$57,046	$57,046

(a)	Represents non-cash advertising services arising from an asset that originated in a barter transaction between HLTH and a media company. This asset was charged against income over the beneficial period of the services. We do not believe that the costs of this transaction are representative of our on-going operations.

(b)	Represents non-cash equity-based compensation of EBS Master to both employees and directors. We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of equity-based compensation expense, which varies from period to period based on the amount and timing of grants.

(c)	Represents non-cash equity-based compensation of HLTH to employees. We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of equity-based compensation expense, which varies from period to period based on the amount and timing of grants.

(d)	Represents cash compensation to employees paid in conjunction with the 2006 Transaction that was subsequently funded by HLTH through a capital contribution. We believe it is appropriate to exclude these charges which are not considered an ongoing component of our operations.

(e)	Represents adjustments that arose out of purchase accounting related to business combinations. Historically, these adjustments have primarily related to the revaluation of deferred revenue to fair value at the dates of the 2006 Transaction and the 2008 Transaction and the subsequent reduction to revenue recognized. As the related revenue stream is an on-going component of our business, we believe it is appropriate to consider these items as revenue which would have been recorded had purchase accounting not been performed. We also believe that this reduction of the deferred revenue affects period-to-period financial performance comparability and is not indicative of the changes in our underlying results of operations. In the future, purchase method adjustments affecting other items may be reflected in our Adjusted EBITDA computation.
(f)	Represents charges imputed to us by HLTH in 2006 related to the 2006 Transaction and expenses in 2008 associated with this offering. We believe it is appropriate to exclude these charges which are not considered to be ongoing components of our operations.

(g)	Represents the charges recognized upon abandonment of two leased properties in December 2008 and related costs of the abandonments. We believe it is appropriate to exclude these charges and related costs because these items are not considered to be ongoing components of our operations.
(h)	Represents costs of failed acquisitions through December 31, 2008. Future acquisition costs, failed or successful, will be excluded based on SFAS 141R, effective January 1, 2009, which requires that successful acquisition costs also be expensed. We believe it is appropriate to exclude such costs because these items are not considered to be ongoing components of our operations.

(4)	Our debt is reflected net of unamortized debt discount of $61.9 million related to original loan fees and purchase accounting adjustments to discount the debt to fair value in conjunction with the 2008 Transaction.

RISK FACTORS

Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks and uncertainties develop into actual events, causing you to lose all or part of the money you paid to buy our shares. While we believe these risks and uncertainties are most important for you to consider, we may face other risks or uncertainties which may adversely affect our business. Certain statements in “Risk Factors” are forward-looking statements. See “Forward-looking Statements.”

Risks Related to our Business

We face significant competition for our products and services.

The markets for our various products and services are intensely competitive, continually evolving and, in some cases, subject to rapid technological change. While we do not believe any single competitor offers a similarly expansive suite of products and services, we face competition from many healthcare information systems companies and other technology companies within segments of the revenue and payment cycle markets. We also compete with certain of our customers that provide internally some of the same products and services that we offer. Our key competitors include: (i) healthcare transaction processing companies, including those providing electronic data interchange (“EDI”) and/or Internet-based services and those providing services through other means, such as paper and fax; (ii) healthcare information system vendors that support providers, including physician practice management system and electronic medical record system vendors; (iii) large information technology consulting service providers; and (iv) health insurance companies, pharmacy benefit management companies and pharmacies that provide or are developing electronic transaction services for use by providers and/or by their members and customers. In addition, major software, hardware, information systems and business process outsourcing companies, both with and without healthcare companies as their partners, offer or have announced their intention to offer products or services that are competitive with products and services that we offer.

Within certain of the products and services markets in which we operate, we face competition from entities that are significantly larger and have greater financial resources than we do and have established reputations for success in implementing healthcare electronic transaction processing systems. Other companies have targeted these markets for growth, including by developing new technologies utilizing Internet-based systems. We may not be able to compete successfully with these companies, and these or other competitors may commercialize products, services or technologies that render our products, services or technologies obsolete or less marketable.

Some of our customers compete with us and some, instead of using a third party provider, perform internally some of the same services that we offer.

Some of our existing customers compete with us or may plan to do so or belong to alliances that compete with us or plan to do so, either with respect to the same products and services we provide to them or with respect to some of our other lines of business. For example, some of our payer customers currently offer, through affiliated clearinghouses, through Web portals and other means, electronic data transmission services to providers that allow the provider to bypass third party EDI service providers such as us, and additional payers may do so in the future. The ability of payers to replicate our products and services may adversely affect the terms and conditions we are able to negotiate in our agreements with them and our transaction volume with them, which directly relates to our revenues. We may not be able to maintain our existing relationships for connectivity services with payers or develop new relationships on satisfactory terms, if at all. In addition, some of our products and services allow payers to outsource business processes that they have been or could be performing internally and, in order for us to be able to compete, use of our products and services must be more efficient for them than use of internal resources.

If we are unable to retain our existing customers, our business, financial condition and results of operations could suffer.

Our success depends substantially upon the retention of our customers, particularly due to our transaction-based, recurring revenue model. We may not be able to retain some of our existing customers if we are unable to continue to provide products and services that our payer customers believe enable them to achieve improved efficiencies and cost-effectiveness, and that our provider customers believe allow them to more effectively manage their revenue cycle, increase reimbursement rates and improve cash flows. We also may not be able to retain customers if our electronic and/or paper-based solutions contain errors or otherwise fail to perform properly or if our pricing structure is no longer competitive. Historically, we have enjoyed high customer retention rates; however, we may not be able to maintain high retention rates in the future. Our transaction-based, recurring revenues depend in part upon maintaining this high customer retention rate, and if we are unable to maintain our historically high customer retention rate, our business, financial condition and results of operations could be adversely impacted.

If we are unable to connect to a large number of payers and providers, our product and service offerings would be limited and less desirable to our customers.

Our business largely depends upon our ability to connect electronically to a substantial number of payers, such as insurance companies, Medicare and Medicaid agencies and pharmacy benefit managers, and providers, such as hospitals, physicians, dentists and pharmacies. The attractiveness of some of the solutions we offer to providers, such as our claims management and submission services, depends in part on our ability to connect to a large number of payers, which allows us to streamline and simplify workflows for providers. These connections may either be made directly or through a clearinghouse. We may not be able to maintain our links with a large number of payers on terms satisfactory to us and we may not be able to develop new connections, either directly or through other clearinghouses, on satisfactory terms. The failure to maintain these connections could cause our products and services to be less attractive to our provider customers. In addition, our payer customers view our connections to a large number of providers as essential in allowing them to receive a high volume of transactions and realize the resulting cost efficiencies through the use of our products and services. Our failure to maintain existing connections with payers, providers and other clearinghouses or to develop new connections as circumstances warrant, or an increase in the utilization of direct links between payers and providers, could cause our electronic transaction processing system to be less desirable to healthcare constituents, which would reduce the number of transactions that we process and for which we are paid, resulting in a decrease in revenues and an adverse effect on our financial condition and results of operations.

The failure to maintain our relationships with our channel partners or significant changes in the terms of the agreements we have with them may have an adverse effect on our ability to successfully market our products and services.

We have entered into contracts with other companies (“channel partners”), including healthcare information system vendors and electronic medical record vendors, to market and sell some of our products and services. Most of these contracts are on a non-exclusive basis. However, under contracts with some of our channel partners, we may be bound by provisions that restrict our ability to market and sell our products and services to potential customers. Our arrangements with some of these channel partners involve negotiated payments to them based on percentages of revenues they generate. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the channel partners may not be motivated to produce a sufficient volume of revenues. The success of these contractual arrangements will depend in part upon the channel partners’ own competitive, marketing and strategic considerations, including the relative advantages of using alternative products being developed and marketed by them or our competitors. If any of these channel partners are unsuccessful in marketing our products and services or seek to amend the financial or other terms of the contracts we have with them, we will need to broaden our marketing efforts to increase focus on the solutions they sell and alter our distribution strategy, which may divert our planned efforts and resources from other projects. In addition, as part of the packages these channel partners sell, they may offer a choice to their customers between products and services that we supply and similar products and services offered by our competitors or by the channel partners directly. For example, one large payer customer terminated an MGA with us during 2007 in order to allow some of our channel partners and provider customers to directly submit transactions to the payer. If our products and services are not chosen for inclusion in vendor packages, the revenues we earn from these relationships will decrease. Lastly, we could be subject to claims and liability, as a result of the activities, products or services of these channel partners or other resellers of our products and services. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive, time-consuming and result in adverse publicity that could harm our business.

Our business and future success may depend on our ability to cross-sell our products and services.

Our ability to generate revenue and growth partly depends on our ability to cross-sell our products and services to our existing customers and new customers. We expect our ability to successfully cross-sell our products and services will be one of the most significant factors influencing our growth. We may not be successful in cross-selling our products and services because our customers may find our additional products and services unnecessary or unattractive. Our failure to sell additional products and services to existing customers could affect our ability to grow our business.

We have faced and will continue to face increasing pressure to reduce our prices, which may cause us to no longer be competitive.

As electronic transaction processing further penetrates the healthcare market or becomes highly standardized, competition among electronic transaction processors is increasingly focused on pricing. This competition has placed, and could place further, intense pressure on us to reduce our prices in order to retain market share. If we are unable to reduce our costs sufficiently to offset declines in our prices, or if we are unable to introduce new, innovative product and service offerings with higher margins, our results of operations could decline.

In addition, many healthcare industry constituents are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks, such as hospitals, and payer organizations, such as private insurance companies, consolidate, competition to provide the types of products and services we provide will become more intense, and the importance of establishing and maintaining relationships with key industry constituents will become greater. These industry constituents have, in the past, and may, in the future, try to use their market power to negotiate price reductions for our products and services. If we are forced to reduce prices, our margins will decrease and our results of operations will decline, unless we are able to achieve corresponding reductions in expenses.

Our ability to generate revenue could suffer if we do not continue to update and improve our existing products and services and develop new ones.

We must improve the functionality of our existing products and services in a timely manner and introduce new and valuable healthcare information technology and service solutions in order to respond to technological and regulatory developments and, thereby, retain existing customers and attract new ones. For example, from time to time, government agencies may alter format and data code requirements applicable to electronic transactions. We may not be successful in responding to technological and regulatory developments and changing customer needs. The pace of change in the markets we serve is rapid, and there are frequent new product and service introductions by our competitors and by channel partners who use our products and services in their offerings. If we do not respond successfully to technological and regulatory changes and evolving industry standards, our products and services may become obsolete. Technological changes may also result in the offering of competitive products and services at lower prices than we are charging for our products and services, which could result in our losing sales unless we lower the prices we charge. If we do lower our prices on some of our products and services, we will need to increase our margins on these products and services in order to increase our overall profitability. In addition, the products and services we develop or license may not be able to compete with the alternatives available to our customers.

Achieving market acceptance of new or updated products and services is necessary in order for them to become profitable and will likely require significant efforts and expenditures.

Our future financial results will depend in part on whether our new or updated products and services receive sufficient customer acceptance. These products and services include:

•	electronic billing, payment and remittance services for payers and providers that complement our existing paper-based patient billing and payment and payment distribution services;

•	electronic prescriptions from healthcare providers to pharmacies and pharmacy benefit managers;

•	our other pre- and post-adjudication services for payers and providers; and

•	decision support, payment integrity or other business intelligence solutions.

Achieving market acceptance for new or updated products and services is likely to require substantial marketing efforts and expenditure of significant funds to create awareness and demand by constituents in the healthcare industry. In addition, deployment of new or updated products and services may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional salespersons and customer service personnel. Failure to achieve broad penetration in target markets with respect to new or updated products and services could have an adverse effect on our business prospects and financial results.

There are increased risks of performance problems during times when we are making significant changes to our products and services or to systems we use to provide services. In addition, implementation of our products and services and efficiency measures and other cost savings initiatives may cost more, may not provide the benefits expected or may take longer than anticipated.

In order to respond to technological and regulatory changes and evolving industry standards, our products and services must be continually updated and enhanced. The software and systems that we sell and that we use to provide services are inherently complex and, despite testing and quality control, we cannot be certain that errors will not be found in any changes, enhancements, updates and new versions that we market or use. Even if new or modified products and services do not have performance problems, our technical and customer service personnel may have difficulties in installing them or in their efforts to provide any necessary training and support to customers.

Implementation of changes in our technology and systems may cost more or take longer than originally expected and may require more testing than originally anticipated. While the new hardware and software will be tested before it is used in production, we cannot be sure that the testing will uncover all problems that may occur in actual use. If significant problems occur as a result of these changes, we may fail to meet our contractual obligations to customers, which could result in claims being made against us or in the loss of customer relationships. In addition, changes in our technology and systems may not provide the additional functionality or other benefits that were originally expected.

In addition, we also periodically implement efficiency measures and other cost saving initiatives to improve our operating performance. These efficiency measures and other cost saving initiatives may not provide the benefits anticipated in the time frame expected, or at all.

Disruptions in service or damages to our data or other operation centers, or other software or systems failures, could adversely affect our business.

Our data centers and operation centers are essential to our business. Our operations depend on our ability to maintain and protect our computer systems, many of which are located in data centers that we operate in Memphis and Nashville, Tennessee, and one operated by a third party in Florida. Our business and results of operations are also highly dependent on our print and mail operations, which are primarily conducted in print and mail operations centers in Bridgeton, Missouri and Toledo, Ohio. We conduct business continuity planning and maintain insurance against fires, floods, other natural disasters and general business interruptions to mitigate the adverse effects of a disruption, relocation or change in operating environment at one of our data centers, print and mail facilities or other locations; however, the situations we plan for and the amount of insurance coverage may not be adequate in any particular case. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our products and services, which could impair or prohibit our ability to provide our products and services, reduce the attractiveness of our products and services to our customers and adversely impact our financial condition and results of operations.

In addition, despite the implementation of security measures, our infrastructure, data centers or systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, terrorist attacks or other attacks by third parties or similar disruptive problems. Any of these can cause system failure, including network, software or hardware failure, which can result in service disruptions or increased response time for our products and services. As a result, we may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by such breaches.

We also rely on a limited number of suppliers to provide us with a variety of products and services, including telecommunications and data processing services necessary for our transaction services and processing functions and software developers for the development and maintenance of certain software products we use to provide our solutions. If these suppliers do not fulfill their contractual obligations or choose to discontinue their products or services, our business and operations could be disrupted, our brand and reputation could be harmed and our financial condition and operating results could be adversely affected.

We may be liable to our customers and may lose customers if we provide poor service, if our products and services do not comply with our agreements or if our software products or transmission systems contain errors or experience failures.

We must meet our customers’ service level expectations and our contractual obligations with respect to our products and services. Failure to do so could subject us to liability, as well as cause us to lose customers. In some cases, we rely upon third party contractors to assist us in providing our products and services. Our ability to meet our contractual obligations and customer expectations may be impacted by the performance of our third party contractors and their ability to comply with applicable laws and regulations. For example, our new electronic payment and remittance services depend in part on the ability of our vendors to comply with applicable banking and financial service requirements and their failure to do so could cause an interruption in the services we provide or require us to seek alternative solutions or relationships.

Errors in the software and systems we provide to customers or the software and systems we use to provide our products and services also could cause serious problems for our customers. In addition, because of the large amount of data we collect and manage, it is possible that hardware failures and errors in our systems would result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. For example, errors in our transaction processing systems can result in payers paying the wrong amount, making payments to the wrong payee or delaying payments. Since some of our products and services relate to laboratory ordering and reporting and electronic prescriptions, an error in our systems also could result in injury to a patient. If problems like these occur, our customers may seek compensation from us or may seek to terminate their agreements with us, withhold payments due to us, seek refunds from us of part or all of the fees charged under our agreements, a loan or advancement of funds, or initiate litigation or other dispute resolution procedures. In addition, we may be subject to claims against us by others affected by any such problems.

In addition, our activities and the activities of our third party contractors involve the storage, use and transmission of personal health information. Accordingly, security breaches of our computer systems or at print and mail operation centers could expose us to a risk of loss or litigation, government enforcement actions and contractual liabilities. We cannot assure you that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements. Any security breaches also could impact our ability to provide our products and services, as well as impact the confidence of our customers in our products and services, either of which could have an adverse effect on our business, financial condition and results of operations.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. However, contractual limitations on liability may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages. We maintain liability insurance coverage, including coverage for errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, including unrelated products and services, or may harm our reputation and our business. We are currently in discussions with HLTH to whom we provide de-identified data regarding the scope of, and the performance under, the agreement governing such relationship. See “Certain Relationships and Related Party Transactions — Agreements with HLTH Corporation and its Affiliates — Amended and Restated Data License Agreement”.

Our business will suffer if we fail to successfully integrate acquired businesses and technologies or to appropriately assess the risks in particular transactions.

We have in the past acquired, and may in the future acquire, businesses, technologies, services, product lines and other assets. For example, in July 2009 we acquired eRx and intend to integrate its operations with our business. The successful integration of any businesses and assets we acquire into our operations, on a cost-effective basis, can be critical to our future performance. The amount and timing of the expected benefits of any acquisition, including potential synergies between our current business and the acquired business, are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

•	our ability to maintain relationships with the customers of the acquired business;

•	our ability to cross-sell products and services to customers with which we have established relationships and those with which the acquired businesses have established relationships;

•	our ability to retain or replace key personnel;

•	potential conflicts in payer, provider, vendor or marketing relationships;

•	our ability to coordinate organizations that are geographically diverse and may have different business cultures; and

•	compliance with regulatory requirements.

We cannot guarantee that any acquired businesses will be successfully integrated with our operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have an adverse effect on our business, financial condition and results of operations.

Although our management attempts to evaluate the risks inherent in each transaction and to evaluate acquisition candidates appropriately, we may not properly ascertain all such risks and the acquired businesses and assets may not perform as we expect or enhance the value of our company as a whole. In addition, acquired companies or businesses may have larger than expected liabilities that are not covered by the indemnification, if any, that we are able to obtain from the sellers.

We have a substantial amount of indebtedness which could affect our financial condition.

As of March 31, 2009, we had an aggregate of $862.0 million of outstanding indebtedness (before deduction of unamortized debt discount of $61.9 million) and we had the ability to borrow an additional $44.2 million under our revolving credit facility. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis or on terms satisfactory to us or at all.

Our substantial amount of indebtedness could limit our ability to:

•	obtain necessary additional financing for working capital, capital expenditures or other purposes in the future;

•	plan for, or react to, changes in our business and the industries in which we operate;

•	make future acquisitions or pursue other business opportunities; and

•	react in an extended economic downturn.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. The incurrence of additional debt could increase the risks associated with our substantial leverage, including our ability to service our indebtedness. In addition, because borrowings under our credit agreements bear interest at a variable rate, our interest expense could increase, exacerbating these risks. For instance, assuming an aggregate principal balance of $862.0 million outstanding under our credit agreements, which was the amount outstanding as of March 31, 2009, and considering the effect of our interest rate swap agreement, a 1% increase in the interest rate we are charged on our debt would increase our annual interest expense by $4.1 million.

Recent events in the credit markets may affect our ability to refinance our existing debt or obtain additional debt financing on acceptable terms.

We may need or seek additional financing in the future to either refinance our existing indebtedness, fund our operations, fund acquisitions, develop additional products and services or implement other projects. Given the state of the current credit environment resulting from, among other things, the general weakening of the global economy, it may be difficult to refinance our existing indebtedness or obtain any such additional financing on acceptable terms, which could have an adverse effect on our financial condition, including our results of operations and/or business plans. In addition, if as a result of the current conditions in the credit markets any of the lenders participating in our revolving credit facility are unable to fund borrowings under such facility, our liquidity could be adversely affected.

The terms of our credit agreements may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our credit agreements contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;

•	issue preferred stock;

•	create liens;

•	create or incur contingent obligations;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	make investments and acquisitions;

•	enter into hedging arrangements;

•	make capital expenditures;

•	pay dividends and make other restricted payments;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

Our credit agreements also require us to maintain certain financial ratios, including a maximum total leverage ratio and a minimum interest coverage ratio. A failure by us to comply with the covenants or financial ratios contained in our credit agreements could result in an event of default under the applicable facility which could adversely affect our ability to respond to changes in our business and manage our operations. A change of control of our company is also an event of default under our credit agreements. Under our credit agreements, a change of control of our company will occur if any person other than the General Atlantic Equityholders or the H&F Equityholders (collectively, the “Permitted Holders”) or us or our subsidiaries acquires, directly or indirectly, more than 35% of the outstanding equity interests of EBS Master and at the time of the acquisition the Permitted Holders do not collectively hold equity interests of EBS Master representing greater voting power in EBS Master than such person. In the event of any default under our first lien credit agreement, the lenders under that agreement will not be required to lend any additional amounts to us. In addition, upon the occurrence of an event of default under either of our credit agreements, the lenders under both credit agreements could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If the indebtedness under our credit agreements were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full.

Recent developments in the healthcare industry could adversely affect our business.

National healthcare reform is currently a major focus at the federal level, and congressional leaders are targeting legislation to be passed by the fall. There are currently numerous federal, state and private initiatives and studies seeking ways to increase the use of information technology in healthcare as a means of improving care and reducing costs. These initiatives may result in additional or costly legal and regulatory requirements that are applicable to us and our customers, may encourage more companies to enter our markets, may provide advantages to our competitors and may result in the development of technology solutions that compete with ours.

Any such reforms or initiatives, whether private or governmental, may result in a reduction of expenditures by customers or potential customers in the healthcare industry, which could have an adverse effect on our business. General reductions in expenditures by healthcare industry constituents could result from, among other things:

•	government regulation or private initiatives that affect the manner in which providers interact with patients, payers or other healthcare industry constituents, including changes in pricing or means of delivery of healthcare products and services;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting payers or providers, pharmaceutical companies, medical device manufacturers or other healthcare industry constituents.

Even if general expenditures by industry constituents remain the same or increase, other developments in the healthcare industry may result in reduced spending on information technology and services or in some or all of the specific markets we serve or are planning to serve. In addition, our customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to the types of products and services we provide. For example, use of our products and services could be affected by:

•	changes in the billing patterns of providers;

•	changes in the design of health insurance plans;

•	changes in the contracting methods payers use in their relationships with providers; and

•	decreases in marketing expenditures by pharmaceutical companies or medical device manufacturers, as a result of governmental regulation or private initiatives that discourage or prohibit promotional activities by pharmaceutical or medical device companies.

The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. The timing and impact of developments in the healthcare industry are difficult to predict. We cannot be sure that the markets for our products and services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

Government regulation creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Many healthcare laws are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare information products and services that we provide, and these laws and regulations may be applied to our products and services in ways that we do not anticipate. Federal and state legislatures and agencies periodically consider proposals to reform or revise aspects of the healthcare industry or to revise or create additional statutory and regulatory requirements. Such proposals, if implemented, could impact our operations, the use of our products or services and our ability to market new products and services, or could create unexpected liabilities for us. We may also be impacted by non-healthcare laws as a result of some of our products and services. For example, laws regulating the banking and financial services industry may impact our operations as a result of the new electronic payment and remittance services we offer, or plan to offer, through third party vendors. We are unable to predict what changes to laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

We have attempted to structure our operations to comply with legal requirements applicable to us directly and to our clients and third party contractors, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives. Any determination by a court or agency that our products and services violate, or cause our customers to violate, these laws or regulations could subject us or our customers to civil or criminal penalties. Such a determination could also require us to change or terminate portions of our business, disqualify us from serving customers who are or do business with government entities, or cause us to refund some or all of our service fees or otherwise compensate our customers. In addition, failure to satisfy laws or regulations could adversely affect demand for our products and services and could force us to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory authorities or private whistleblowers could result in loss of business, exposure to adverse publicity and injury to our reputation and could adversely affect our ability to retain and attract clients. Laws and regulations impacting our operations include the following:

•	HIPAA and Other Privacy and Security Requirements. There are numerous federal and state laws and regulations related to the privacy and security of personal health information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or “HIPAA,” established privacy and security standards that limit the use and disclosure of individually identifiable health information and that require the implementation of administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Our operations as a healthcare clearinghouse are directly subject to the HIPAA privacy and security standards. In addition, our payer and provider customers are directly subject to the standards and are required to enter into written agreements with us, known as business associate agreements, which require us to safeguard individually identifiable health information and restrict how we may use and disclose such information. Further, effective February 17, 2010, the American Recovery and Reinvestment Act of 2009 (“ARRA”) will extend the direct application of certain provisions of the security and privacy standards to us when we are functioning as a business associate of our payer or provider customers.

Violations of the HIPAA privacy and security standards may result in civil and criminal penalties, and ARRA has increased the penalties for HIPAA violations and strengthened the enforcement provisions of HIPAA. Recently, enforcement activities have appeared to increase, and ARRA may further increase such enforcement activities. For example, ARRA authorizes state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

ARRA also provides that the U.S. Department of Health and Human Services (“HHS”) must issue regulations later this year requiring covered entities to report certain security breaches to individuals affected by the breach and, in some cases, to HHS or to the public via a website. This reporting obligation will apply broadly to breaches involving unsecured protected health information and will become effective 30 days from the date HHS issues these regulations. Effective February 17, 2010 or later (in the case of restrictions tied to the issuance of implementing regulations), ARRA will impose stricter limitations on certain types of uses and disclosures of individually identifiable health information, such as additional restrictions on marketing communications and the sale of individually identifiable health information.

In addition to the HIPAA privacy and security standards, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws and regulations, if more stringent than the HIPAA standards, are not preempted by the federal requirements and may be applicable to us.

Further, some of our customers are subject to a new federal rule requiring financial institutions and creditors, which may include health providers and health plans, to implement identity theft prevention programs to detect, prevent, and mitigate identity theft in connection with customer accounts. We may be required to make changes to our operations to assist our customers in complying with this rule.

•	HIPAA Transaction and Identifier Standards. HIPAA and its implementing regulations also mandate format, data content and provider identifier standards that must be used in certain electronic transactions, such as claims, payment advice and eligibility inquiries. Although our systems are fully capable of transmitting transactions that comply with these requirements, some payers and healthcare clearinghouses with which we conduct business interpret HIPAA transaction requirements differently than we do or may require us to use legacy formats or include legacy identifiers as they transition to full compliance. Where payers or healthcare clearinghouses require conformity with their interpretations or require us to accommodate legacy transactions or identifiers as a condition of successful transactions, we seek to comply with their requirements, but may be subject to enforcement actions as a result. In January 2009, the Centers for Medicare & Medicaid Services (“CMS”) published a final rule adopting updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. The final rule also resulted in changes related to the formats used for electronic transactions subject to the rule. While use of the ICD-10 code sets is not mandatory until October 1, 2013 and the use of the updated formats is not mandatory until January 1, 2012, we have begun to modify our payment systems and processes to prepare for their implementation. We may not be successful in responding to these changes and any responsive changes we make to our transactions and software may result in errors and otherwise negatively impact our service levels. We may also experience complications related to supporting customers that are not fully compliant with the revised requirements as of the applicable compliance date.

•	Anti-Kickback and Anti-Bribery Laws. A number of federal and state laws govern patient referrals, financial relationships with physicians and other referral sources and inducements to providers and patients. For example, the federal anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving, directly or indirectly, anything of value with the intent of generating referrals of patients covered by Medicare, Medicaid or other federal healthcare programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. Moreover, both federal and state laws forbid bribery and similar behavior. Any determination by a state or federal regulatory agency that any of our activities or those of our customers or vendors violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of our business, could require us to refund a portion of our service fees, could disqualify us from providing services to customers doing business with government programs and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require a costly response from us.

•	False or Fraudulent Claim Laws. There are numerous federal and state laws that prohibit false or fraudulent claims. False or fraudulent claims include, but are not limited to, billing for services not rendered, failing to refund known overpayments, misrepresenting actual services rendered, improper coding and billing for medically unnecessary items or services. The federal False Claims Act (the “FCA”) and some state false claims laws contain whistleblower provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. Whistleblowers, the federal government and some courts have taken the position that entities that allegedly have violated other statutes, such as the federal anti-kickback law, have thereby submitted false claims under the federal FCA.

We rely on our customers to provide us with accurate and complete information. Errors and the unintended consequences of data manipulations by us or our systems with respect to entry, formatting, preparation or transmission of claim information may be determined or alleged to be in violation of these laws and regulations or could adversely impact the compliance of our customers.

•	Banking and Financial Services Industry Laws. The banking and financial services industry is subject to numerous laws and regulations, some of which may impact our operations and subject us, our vendors or our customers to liability as a result of the payment distribution products and services we offer or may offer in the future. Although we do not act as a bank, we offer, or plan to offer, products and services that involve banks, or vendors who contract with banks and other regulated providers of financial services. As a result, we may be impacted by banking and financial services industry laws and regulations, such as licensing requirements, solvency standards, requirements to maintain privacy of nonpublic personal financial information and Federal Deposit Insurance Corporation (“FDIC”) deposit insurance limits. Further, our payment distribution products and services may impact the ability of our payer customers to comply with state prompt payment laws. These laws require payers to pay healthcare claims meeting the statutory or regulatory definition of a “clean claim” to be paid within a specified time frame.

Legislative changes may impede our ability to utilize our off-shore service capabilities.

In our operations, we have employees in Costa Rica and contractors in India who may have access to patient health information in order to assist us in performing services to our customers. In recent sessions, the U.S. Congress has considered legislation that would restrict the transmission of personally identifiable information regarding a U.S. resident to any foreign affiliate, subcontractor or unaffiliated third party without adequate privacy protections or without providing notice of the transmission and an opportunity to opt out. Some of the proposals considered would have required patient consent and imposed liability on healthcare businesses arising from the improper sharing or other misuse of personally identifiable information. Congress also has considered creating a private civil cause of action that would allow an injured party to recover damages sustained as a result of a violation of these proposed restrictions. A number of states have also considered, or are in the process of considering, prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States. If legislation of this type is enacted, our ability to utilize off-shore resources may be impeded, and we may be subject to sanctions for failure to comply with the new mandates of the legislation. Further, as a result of concerns regarding the possible misuse of personally identifiable information, some of our customers have contractually limited our ability to use our off-shore resources. Use of off-shore resources may increase our risk of violating our contractual obligations to our customers to protect the privacy and security of individually identifiable health information provided to us, which could adversely impact our reputation and operating results.

Failure by our customers to obtain proper permissions or provide us with accurate and appropriate data may result in claims against us or may limit or prevent our use of data which could harm our business.

We require our customers to provide necessary notices and to obtain necessary permissions for the use and disclosure of the information that we receive. If they do not provide necessary notices or obtain necessary permissions, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other laws. Such failures by our customers could impair our functions, processes and databases that reflect, contain or are based upon such data. For example, as part of our claims submission services, we rely on our customers to provide us with accurate and appropriate data and directives for our actions. While we have implemented features and safeguards designed to maximize the accuracy and completeness of claims content, these features and safeguards may not be sufficient to prevent inaccurate claims data from being submitted to payers. In addition, such failures by our customers could interfere with or prevent creation or use of rules, analyses or other data-driven activities that benefit us. Accordingly, we may be subject to claims or liability for inaccurate claims data submitted to payers or for use or disclosure of information by reason of lack of valid notice or permission. These claims or liabilities could damage our reputation, subject us to unexpected costs and adversely affect our financial condition and operating results.

Certain of our products and services present the potential for embezzlement, identity theft or other similar illegal behavior by our employees or contractors with respect to third parties.

Among other things, our products and services include printing and mailing checks and/or facilitating electronic funds transfers for our payer customers, and handling mail and payments from payers and from patients for many of our customers which frequently includes original checks and/or credit card information, and occasionally, may include currency. Even in those cases in which we do not facilitate payments or handle original documents or mail, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or contractors takes, converts or misuses such funds, documents or data or we experience a data breach creating a risk of identity theft, we could be liable for damages, and our business reputation could be damaged or destroyed. In addition, we could be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data and therefore be subject to civil or criminal liability. Federal and state regulators may take the position that a data breach or misdirection of data constitutes an unfair or deceptive act or trade practice. We also may be required to notify individuals affected by any data breaches. Further, a data breach or similar incident could impact the ability of our customers that are creditors to comply with the federal “red flag” rules, which require the implementation of identity theft prevention programs to detect, prevent, and mitigate identity theft in connection with customer accounts.

Contractual relationships with customers that are governmental agencies or are funded by government programs may impose special burdens on us and provide special benefits to those customers.

A portion of our revenues comes from customers that are governmental agencies or are funded by government programs. Our contracts and subcontracts may be subject to some or all of the following:

•	termination when appropriated funding for the current fiscal year is exhausted;

•	termination for the governmental customer’s convenience, subject to a negotiated settlement for costs incurred and profit on work completed, along with the right to place contracts out for bid before the full contract term, as well as the right to make unilateral changes in contract requirements, subject to negotiated price adjustments;

•	compliance and reporting requirements related to, among other things, agency specific policies and regulations, equal employment opportunity, affirmative action for veterans and workers with disabilities and accessibility for the disabled;

•	broad audit rights; and

•	specialized remedies for breach and default, including setoff rights, retroactive price adjustments and civil or criminal fraud penalties, as well as mandatory administrative dispute resolution procedures instead of state contract law remedies.

In addition, certain violations of federal and state law may subject us to having our contracts terminated and, under certain circumstances, suspension and/or debarment from future government contracts. We are also subject to conflict-of-interest rules that may affect our eligibility for some government contracts, including rules applicable to all U.S. government contracts, as well as rules applicable to the specific agencies with which we have contracts or with which we may seek to enter into contracts.

The protection of our intellectual property requires substantial resources.

We rely upon a combination of patent, trade secret, copyright and trademark laws, license agreements, confidentiality procedures, nondisclosure agreements and technical measures to protect the intellectual property used in our business. The steps we have taken to protect and enforce our proprietary rights and intellectual property may not be adequate. For instance, we may not be able to secure trademark or service mark registrations for marks in the U.S. or in foreign countries or take similar steps to secure patents for our proprietary applications. Third parties may infringe upon or misappropriate our patents, copyrights, trademarks, service marks and similar proprietary rights, which could have an adverse affect on our business, financial condition and results of operations. If we believe a third party has misappropriated our intellectual property, litigation may be necessary to enforce and protect those rights, which would divert management resources, would be expensive and may not effectively protect our intellectual property. As a result, if anyone misappropriates our intellectual property, it may have an adverse effect on our business, financial condition and results of operations.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products or services.

We could be subject to claims that we are misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from our operations. If we become liable to third parties for infringing these rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products or services that use or contain the infringing intellectual property. We may be unable to develop non-infringing products or services or obtain a license on commercially reasonable terms, or at all. We may also be required to indemnify our customers if they become subject to third party claims relating to intellectual property that we license or otherwise provide to them, which could be costly.

A write-off of all or a part of our identifiable intangible assets or goodwill would hurt our operating results and reduce our net worth.

We have significant identifiable intangible assets and goodwill, which represents the excess of the total purchase price of our acquisitions over the estimated fair value of the net assets acquired. As of March 31, 2009, we had $955.8 million of identifiable intangible assets and $646.9 million of goodwill on our balance sheet, which represented in excess of 80% of our total assets. We amortize identifiable intangible assets over their estimated useful lives which range from 1 to 20 years. We also evaluate our goodwill for impairment at least annually using a combination of valuation methodologies. Because one of the valuation methodologies we use is impacted by market conditions, the likelihood and severity of an impairment charge increases during periods of market volatility, such as the one that recently occurred as a result of the general weakening of the global economy. We are not permitted to amortize goodwill under U.S. accounting standards. In the event an impairment of goodwill is identified, a charge to earnings would be recorded. Although it does not affect our cash flow, a write-off in future periods of all or a part of these assets would adversely affect our operating results and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill and Intangible Assets.”

We are dependent on the continued service of key executives, the loss of any of whom could adversely affect our business.

Our performance is substantially dependent on the performance of our senior management team including, George I. Lazenby, IV (Chief Executive Officer), Tracy Bahl (Executive Chairman), Bob A. Newport, Jr. (Chief Financial Officer), Gregory T. Stevens (Executive Vice President, General Counsel and Secretary), J. Philip Hardin (Executive Vice President — Provider Services) and Gary D. Stuart (Executive Vice President — Payer Services). We have entered into agreements with each member of our senior management team that restrict their ability to compete with us should they decide to leave our company. Even though we have entered into these agreements, we cannot be sure that any member of our senior management team will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce revenues, or lead to employee morale problems and/or the loss of key employees.

Our success depends in part on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, there could be an adverse effect on our business

Our future success depends upon our continuing ability to identify, attract, hire and retain highly qualified personnel, including skilled technical, management, product and technology and sales and marketing personnel, all of whom are in high demand and are often subject to competing offers. Competition for qualified personnel in the healthcare information technology and services industry is intense, and we cannot assure you that we will be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or that we will be able to do so at salary, benefit and other compensation costs that are acceptable to us. A loss of a substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for expansion of our business, could have an adverse effect on our business. In addition, while none of our employees are currently unionized, unionization of our employees is possible in the future. Such unionizing activities could be costly to address and, if successful, would likely adversely impact our operations.

A prolonged economic downturn could have a material adverse effect on our business, financial condition and results of operations.

The U.S. economy is currently undergoing a period of slowdown. We are unable to predict the likely duration or severity of the economic slowdown and there can be no assurance that current economic conditions will not worsen. A prolonged or further weakening of economic conditions could lead to reductions in demand for our products and services. For example, a sustained recession could reduce the amount of income patients are able to spend on healthcare services. As a result, patients may elect to delay or forgo seeking healthcare services, which could decrease our transaction volumes or decrease payer and provider demand for our products and services. In addition, as a result of the economic slowdown, we may experience the negative effects of increased financial pressures on our payer and provider customers. For instance, our business, financial condition and results of operations could be negatively impacted by increased competitive pricing pressure and a decline in our customers’ credit worthiness, which could result in us incurring increased bad debt expense. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, results of operations and financial condition may be materially and adversely affected.

Lengthy sales, installation and implementation cycles for some of our applications may result in delays or an inability to generate revenues from these applications.

Sales of complex revenue cycle management and electronic medical records applications may result in longer sales, contracting and implementation cycles for our customers. These sales may be subject to delays due to customers’ internal procedures for deploying new technologies and processes and implementation may be subject to delays based on the availability of the internal customer resources needed. The use of our solutions may also be delayed due to reluctance to change or modify existing procedures. We are unable to control many of the factors that will influence the timing of the buying decisions of potential customers or the pace at which installation and training may occur. If we experience longer sales, contracting and implementation cycles for our applications, we may experience delays in generating, or an inability to generate revenue from these applications, which could have an adverse effect on our financial results.

Risks Related to our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our equity interests in EBS Master, and we are accordingly dependent upon distributions from EBS Master to pay dividends, if any, taxes and other expenses.

We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our ownership of equity interests in EBS Master in the form of EBS Units. See “Organizational Structure.” We have no independent means of generating revenue. We intend to cause EBS Master to make distributions to its unitholders, including us, in an amount sufficient to cover all applicable taxes payable but are limited in our ability to cause EBS Master to make these and other distributions to us (including for purposes of paying corporate and other overhead expenses and dividends) due to the terms of our credit agreements. To the extent that we need funds and EBS Master is restricted from making such distributions under applicable law or regulation, as a result of the terms in our credit agreements or is otherwise unable to provide such funds, it could adversely affect our liquidity and financial condition.

We are controlled by our Principal Equityholders whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Together, our Principal Equityholders will control approximately 77.6% of the combined voting power of our common stock (or 74.8% if the underwriters exercise their over-allotment option in full) after the completion of this offering and the application of the net proceeds from this offering. In connection with the reorganization transactions, we will enter into the Stockholders Agreement with the General Atlantic Equityholders, the H&F Equityholders, the eRX Members and the EBS Equity Plan Members. Under the Stockholders Agreement, our Principal Equityholders will be entitled to nominate a majority of the members of our board of directors and each of the Principal Equityholders will agree to vote for all of such nominees. See “Management — Corporate Governance — Board Structure” and “Certain Relationships and Related Party Transactions — Stockholders Agreement” for additional detail on the composition of our board of directors and the rights of our Principal Equityholders under the Stockholders Agreement.

Accordingly, our Principal Equityholders can exercise significant influence over our business policies and affairs, including the power to nominate a majority our board of directors. In addition, the Principal Stockholders can control any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of minority stockholders. The concentration of voting power among the Principal Equityholders may have an adverse effect on the price of our Class A common stock.

We have opted out of section 203 of the General Corporation Law of the State of Delaware, which we refer to as the “Delaware General Corporation Law,” which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the lock-up period expires, the General Atlantic Equityholders and the H&F Equityholders are able to transfer control of us to a third party by transferring their common stock (subject to the restrictions in the Stockholders Agreement), which would not require the approval of our board of directors or our other stockholders.

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against the General Atlantic Equityholders, the H&F Equityholders or any of our directors who are employees of the Principal Equityholders, in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, our Principal Equityholders may have differing interests than our other stockholders. In addition, under the EBS Master LLC Agreement, the EBS Post-IPO Members have agreed that the H&F Continuing LLC Members and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

For additional information regarding the share ownership of, and our relationship with, General Atlantic and H&F, you should read the information under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Transactions.”

We will be exempt from certain corporate governance requirements since we will be a “Controlled Company” within the meaning of the NYSE Rules and, as a result, our stockholders will not have the protections afforded by these corporate governance requirements.

Together, our Principal Equityholders will continue to control more than 50% of the voting power of our common stock upon completion of this offering. As a result, we will be considered a “controlled company” for the purposes of the NYSE listing requirements and therefore we will be permitted to, and we intend to, opt out of the NYSE listing requirements that would otherwise require our board of directors to have a majority of independent directors and our compensation and nominating and corporate governance committees to be comprised entirely of independent directors. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Management — Corporate Governance — Controlled Company.”

We will be required to pay an affiliate of our Principal Equityholders and the EBS Equity Plan Members for certain tax benefits we may claim, and the amounts we may pay could be significant.

Prior to this offering, we and two of our subsidiaries have purchased membership interests in EBS Master. Also, as described under “Use of Proceeds,” we intend to use a portion of the proceeds from this offering to purchase EBS Units (and corresponding shares of Class B common stock) from certain of the EBS Equity Plan Members. The purchases of these membership interests resulted in tax basis adjustments to the assets of EBS Master, and these basis adjustments have been allocated to us and two of our subsidiaries. In addition, the EBS Units (along with a corresponding number of shares of our Class B common stock) held by the H&F Continuing LLC Members and EBS Equity Plan Members will be exchangeable in the future for cash or shares of our Class A common stock. These future exchanges are likely to result in tax basis adjustments to the assets of EBS Master, which adjustments would also be allocated to us. Both the existing and the anticipated basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into two tax receivable agreements with an entity controlled by the Principal Equityholders (the “Tax Receivable Entity”). One tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from the purchases by us and our subsidiaries of EBS Units prior to this offering; (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement; and (iii) loss carryovers from prior periods (or portions thereof).

The second of these tax receivable agreements will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from (a) exchanges by the H&F Continuing LLC Members of EBS Units (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock or (b) payments under this tax receivable agreement to the Tax Receivable Entity and (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

We will also enter into a third tax receivable agreement with the EBS Equity Plan Members which will generally provide for the payment by us to the EBS Equity Plan Members of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from (a) the purchases by us and our subsidiaries of EBS Units from the EBS Equity Plan Members using a portion of the proceeds from the offering, (b) the exchanges by the EBS Equity Plan Members of EBS Units (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock or (c) payments under this tax receivable agreement to the EBS Equity Plan Members and (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges by the H&F Continuing LLC Members or the EBS Equity Plan Members, as applicable, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of loss carryovers and the portion of our payments under the tax receivable agreements constituting imputed interest or amortizable basis.

The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of EBS Master and the loss carryovers from prior periods (or portions thereof), assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreements in respect of the purchases and the loss carryovers will aggregate $151.3 million and range from approximately $4.9 million to $17.2 million per year over the next 15 years. These amounts reflect only the cash savings attributable to current tax attributes resulting from the purchases and the loss carryovers. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments from these tax attributes. Future payments under the tax receivable agreements in respect of subsequent acquisitions of EBS Units would be in addition to these amounts and would, if such exchanges took place at the initial public offering price, be of comparable magnitude.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Tax Receivable Entity and the EBS Equity Plan Members will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Tax Receivable Entity or the EBS Equity Plan Members will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

Rights to receive payments under the tax receivable agreements may be terminated by the Tax Receivable Entity or the EBS Equity Plan Members, as applicable, if as the result of an actual or proposed change in law, the existence of the agreements would cause recognition of ordinary income (instead of capital gain) in connection with future exchanges of EBS Units for cash or shares of our common stock or would otherwise have material adverse tax consequences to the Tax Receivable Entity, its owners or the EBS Equity Plan Members. There are legislative proposals pending in Congress that, if enacted in their present form, may result in such ordinary income recognition. Further, in the event of such a termination, the Tax Receivable Entity or the EBS Equity Plan Members would have the right, subject to the delivery of an appropriate tax opinion, to require us to determine a lump sum amount in lieu of the payments otherwise provided under the agreements. That lump sum amount would be calculated by increasing the portion of the tax savings retained by us to 30% (from 15%) and by calculating a present value for the total amount that would otherwise be payable under the agreements, using a discount rate equal to the lesser of LIBOR plus 100 basis points and 6.5% per annum and assumptions as to income tax rates and as to our ability to utilize the tax benefits (including the assumption that we will have sufficient taxable income). If the assumptions used in this calculation turn out not to be true, we may pay more or less than the specified percentage of our actual cash tax savings. This lump sum amount may be paid in cash or by a subordinated note with a seven-year maturity and an interest rate equal to the lesser of LIBOR plus 200 basis points and 6% per annum. Any such acceleration can occur only if the Tax Receivable Entity or any EBS Equity Plan Member, as applicable, has terminated a substantial portion of our obligations (or, in the case of an EBS Equity Plan Member, such Member’s share of our obligations) under the applicable tax receivable agreement with respect to exchanges of units. In view of the foregoing changes in the calculation of our obligations, we do not expect that the net impact of any such acceleration upon our overall financial condition would be materially adverse as compared to our obligations if laws do not change and the obligations are not accelerated. It is further possible that the net impact of such an acceleration would be beneficial to our overall financial condition. The ultimate impact of a decision to accelerate will depend on what the ongoing payments would have been under the tax receivable agreement absent acceleration, which will in turn depend on the various factors mentioned above.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of our actual cash tax savings.

Risks Related to This Offering and our Class A Common Stock

Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.

Upon consummation of this offering, we will have 88,467,782 shares of Class A common stock outstanding, excluding 5,582,230 shares of Class A common stock underlying outstanding options and 656,917 restricted stock units (each of which will represent the right to receive a share of our Class A common stock upon vesting). Of these shares, the 21,450,000 shares sold in this offering (or 24,667,500 shares if the underwriters exercise their option in full) and the 329,172 shares we issue to the EBS Phantom Plan Participants will be freely tradable without further restriction under the Securities Act of 1933, as amended (the “Securities Act”). Upon completion of this offering, the remaining 66,688,610 outstanding shares of Class A common stock (or 63,471,110 shares if the underwriters exercise their option in full) will be deemed “restricted securities,” as that term is defined under Rule 144. Immediately following the consummation of this offering, the holders of these remaining 66,688,610 shares of our Class A common stock will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144.

In addition, upon consummation of the offering and the application of the net proceeds from this offering, the EBS Post-IPO Members will own an aggregate of 26,371,595 EBS Units and 26,371,595 shares of our Class B common stock. Pursuant to the terms of the EBS LLC Agreement, each of the EBS Post-IPO Members will be able to exchange its EBS Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock, on a one-for-one basis. Shares of our Class A common stock issuable to the EBS Post-IPO Members upon an exchange of EBS Units as described above would be considered “restricted securities,” as that term is defined in Rule 144 and saleable beginning in six months.

We intend to file a registration statement under the Securities Act registering 17.3 million shares of our Class A common stock reserved for issuance under our 2009 Equity Plan and we will enter into the Stockholders Agreement under which we will grant demand and piggyback registration rights to the EBS Post-IPO Members, including our Principal Equityholders and the EBS Equity Plan Members. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on the cash flow of our subsidiaries. However, our credit agreements limit the amount of distributions our subsidiaries (including EBS Master) can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Description of Capital Stock.” For the foregoing reasons, you will not be able to rely on dividends on our Class A common stock to receive a return on your investment.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock. The provisions include, among others:

•	provisions relating to the number of directors on our board of directors and the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation, such as provisions relating to the election of directors and the inability of stockholders to act by written consent or call a special meeting, and for the adoption, amendment and repeal of our by-laws;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called;

•	elimination of the right of our stockholders to act by written consent; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

These provisions of our amended and restated certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future which could reduce the market price of our Class A common stock. For more information, see “Description of Capital Stock.”

The stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our Class A common stock, and an active trading market may not develop or be sustained upon the completion of this offering. The initial public offering price of the Class A common stock offered hereby was determined through our negotiations with the underwriters and may not be indicative of the market price of the Class A common stock after this offering. The market price of our Class A common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results, research and reports that securities analysts publish about us or our business and market conditions specific to our business.

In addition, on July 2, 2009 we completed the eRx Acquisition. Under SEC rules we are required to file historical financial statements of eRx, as well as pro forma financial information, within 75 days after completion of the acquisition. We cannot predict how investors will react when we file these financial statements or what effect it will have on the market price of our Class A common stock.

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the reorganization transactions described under “Organizational Structure,” the sale of the 10,725,000 shares of Class A common stock offered hereby by us and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma net tangible book value as of March 31, 2009, would have been a deficit of $713.7 million, or $(8.07) per share of Class A common stock. This represents an immediate dilution in net tangible book value of $22.57 per share to new investors purchasing shares of our Class A common stock in this offering. A calculation of the dilution purchasers will incur is provided below under “Dilution.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and related rules of the Securities and Exchange Commission (the “Commission”) and the NYSE corporate governance practices for public companies, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately-owned. We will be required to expend considerable time and resources complying with public company regulations.

Failure to establish and maintain effective internal controls over financial reporting could have an adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. To date, we have not identified any material weaknesses related to our internal control over financial reporting or disclosure controls and procedures, although we have not conducted an audit of our controls. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We are also in the process of evaluating how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the Commission, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2010. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our auditors have not conducted an audit of our internal control over financial reporting. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A common stock could drop significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the Commission, the Financial Industry Regulatory Authority or other regulatory authorities.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include but are not limited to:

•	competition for our products and services;

•	the failure to maintain our customer relationships, including connections with our existing payers and providers;

•	difficulties in maintaining relationships with our channel partners;

•	the inability to effectively cross-sell our products and services to existing customers and to develop and successfully deploy new or updated products or services;

•	pricing pressures on our products and services;

•	disruptions in our services, damages to our data center operations or other software or system failures;

•	the anticipated benefits from acquisitions not being fully realized or not being realized within the expected time frames;

•	our substantial amount of indebtedness and possible inability to refinance our existing indebtedness on acceptable terms in light of the general weakening of the global economy;

•	covenants in our credit agreements;

•	general economic (including a prolonged economic downturn), business or regulatory conditions, affecting the healthcare and information technology and services industries;

•	governmental regulation of our industry;

•	errors by us, our customers or our contractors in processing and transmitting transaction information;

•	the protection of our intellectual property;

•	loss of key executives and technical personnel;

•	control by our Principal Equityholders;

•	payments under the tax receivable agreements to our Principal Equityholders and the EBS Equity Plan Members;

•	compliance with NYSE and SEC corporate governance requirements and costs incurred in connection with becoming a public company; and

•	failure to establish and maintain internal controls over financial reporting.

These and other factors are more fully discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

Prior to November 2006, our business was owned by HLTH. We currently conduct our business through EBS Master and its subsidiaries. EBS Master was formed by HLTH to act as a holding company for the group of wholly-owned subsidiaries of HLTH that comprised its Emdeon Business Services segment. In November 2006, we purchased a 52% interest in EBS Master from HLTH. Our current stockholders consist of investment funds organized and controlled by General Atlantic. In February 2008, HLTH sold its remaining 48% interest in EBS Master to affiliates of General Atlantic and H&F. In July 2009, EBS Master sold a 1.82% interest in itself to the eRx Members in connection with the eRx Acquisition. As a result, prior to giving effect to the reorganization transactions, EBS Master was owned 64.58% by the General Atlantic Equityholders, 33.60% by the H&F Equityholders and 1.82% by the eRx Members.

Presently, EBS Master is authorized to issue 125 million EBS Units. The 101.85 million outstanding EBS Units are owned as follows:

•	We own 51.06% of the outstanding EBS Units;

•	EBS Acquisition II LLC (“EBS Acquisition” and, together with us, the “General Atlantic Unitholders”), an entity whose members consist of investment funds organized and controlled by General Atlantic, owns 13.52% of the outstanding EBS Units;

•	HFCP VI Domestic AIV, L.P. (“HFCP Domestic”), an investment fund organized and controlled by H&F, owns 21.94% of the outstanding EBS Units;

•	H&F Harrington AIV I, L.P. (“H&F Harrington”), an entity whose partners consist of investment funds organized and controlled by H&F, owns 11.55% of the outstanding EBS Units;

•	Hellman & Friedman Capital Executives VI, L.P. (“H&F Capital Executives”), an investment fund organized and controlled by H&F, owns 0.10% of the outstanding EBS Units;

•	Hellman & Friedman Capital Associates VI, L.P. (“H&F Capital Associates” and, together with HFCP Domestic, H&F Harrington and H&F Capital Executives, the “H&F Unitholders”), an investment fund organized and controlled by H&F, owns 0.01% of the outstanding EBS Units; and

•	the eRx Members collectively own 1.82% of the outstanding EBS Units.

In addition, participants in the EBS Equity Plan hold indirect interests in EBS Master in the form of profits interests, which we refer to as “Grant Units”. The Grant Units were issued directly to, and are currently held by, EBS Incentive Plan LLC (“EBS Plan LLC”). Currently, 16 members of our senior management, including our executive officers and directors who are not representatives of our Principal Equityholders, participate in the EBS Equity Plan and hold direct interests in EBS Plan LLC. Each Grant Unit represents an equity interest in EBS Master that entitles the holder to a percentage of the profits and appreciation in the equity value of EBS Master arising after the date of grant.

We have also issued awards (the “EBS Phantom Awards”) to the EBS Phantom Plan Participants under the Amended and Restated EBS Incentive Plan (the “EBS Phantom Plan”). EBS Phantom Awards represent the right to payments based on the appreciation in the equity value of EBS Master since the date of grant. Currently, 90 of our employees participate in the EBS Phantom Plan, none of whom are participants in the EBS Equity Plan.

The Reorganization Transactions

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to commence an internal restructuring, which we refer to in this prospectus as the “reorganization transactions.”

We have not engaged in any business or other activities, except in connection with our investment in EBS Master and the reorganization transactions, and currently have no assets other than our interest in EBS Master. Following this offering, EBS Master and its subsidiaries will continue to operate the historical business. This structure is being implemented because certain of EBS Master’s current members desire that it maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in EBS Master until such time in the future as they may elect to exchange their EBS Units (and corresponding shares of our Class B common stock) with EBS Master for shares of our Class A common stock on a one-for-one basis.

We are currently authorized to issue a single class of common stock. In connection with the reorganization transactions, we will amend and restate our certificate of incorporation and will be authorized to issue two classes of common stock, Class A common stock and Class B common stock, each of which will be entitled to one vote on all matters submitted to a vote of stockholders. The Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock. All shares of our common stock will generally vote together, as a single class, on all matters submitted to a vote of stockholders.

Prior to the effectiveness of the registration statement of which this prospectus forms a part:

•	We will amend and restate our certificate of incorporation and will reclassify the common stock held by our current stockholders into an aggregate of 56,000,000 shares of our Class A common stock;

•	We will redeem from our existing stockholders 4,000,000 shares of our Class A common stock in exchange for the rights by our current stockholders to receive payments under one of the tax receivable agreements with the Tax Receivable Entity (which rights will be immediately contributed (directly or indirectly) by our current stockholders to the Tax Receivable Entity);

•	EBS Acquisition will merge with a newly-formed subsidiary of ours and the newly formed subsidiary will be the surviving entity in the merger; EBS Acquisition’s current members, all of whom are investment funds organized and controlled by General Atlantic, will receive an aggregate of 13,773,913 shares of our Class A common stock and rights to receive payments under one of the tax receivable agreements we will enter into with the Tax Receivable Entity (which rights will be immediately contributed (directly or indirectly) to the Tax Receivable Entity); and we will hold, indirectly, an additional 13.52% interest in EBS Master;

•	H&F Harrington will dissolve and distribute 1.06% of its interests in EBS Master to Hellman & Friedman Investors VI, L.P., its general partner (“H&F GP”), and 98.94% of its interests in EBS Master to H&F Harrington, Inc.; H&F Harrington, Inc. will then merge with a newly-formed subsidiary of ours and the newly formed subsidiary will be the surviving entity in the merger; H&F Harrington, Inc.’s sole stockholder, H&F Harrington AIV II, L.P. (“H&F AIV”), an investment fund organized and controlled by H&F, will receive an aggregate of 11,639,697 shares of our Class A common stock and rights to receive payments under one of the tax receivable agreements we will enter into with the Tax Receivable Entity (which rights will be immediately contributed (directly or indirectly) to the Tax Receivable Entity); and we will hold, indirectly, an additional 11.42% interest in EBS Master;

•	Each of HFCP Domestic, H&F GP, H&F Capital Executives and H&F Capital Associates will continue to hold an aggregate of 22,586,390 EBS Units (or 22.18% of the outstanding EBS Units prior to this offering and the reorganization transactions) and will be issued an aggregate of 22,586,390 shares of our Class B common stock and will also receive rights to enter into one of the tax receivable agreements we will enter into with the Tax Receivable Entity (which rights will be immediately contributed (directly or indirectly) to the Tax Receivable Entity); and

•	The eRx Members will continue to hold an aggregate of 1,850,000 EBS Units and will be issued an aggregate of 1,850,000 Shares of our Class B common stock.

In addition, EBS Master will amend the Fifth Amended and Restated EBS Master LLC limited liability company agreement (the “EBS LLC Agreement”) so that after the pricing of this offering but prior to the completion of this offering, Grant Units will be converted into 2,324,297 vested and unvested EBS Units (based on the midpoint of the estimated public offering price range set forth on the cover of this prospectus) and the right to enter into a tax receivable agreement with us. These EBS Units will be subject to vesting based on the vesting schedule of the Grant Units. EBS Plan LLC will then liquidate and the participants in the EBS Equity Plan will receive their share of the vested and unvested EBS Units held by EBS Plan LLC prior to liquidation. Each EBS Equity Plan Member will also be issued a number of shares of our Class B common stock equal to the number of EBS Units that he or she receives in the liquidation. EBS Equity Plan Members (other than our directors) will also be granted options to purchase an aggregate of 3,432,119 shares of our Class A common stock (based on the midpoint of the initial public offering price range set forth on the cover page of the prospectus) at the initial public offering price in respect of Grant Units, which generally will vest in equal annual installments over a three or four year period following the date of grant, based on continued employment with us and will be subject to accelerated vesting in connection with a change in control if the holder either (i) remains employed through the first year following the change in control or (ii) his employment is terminated during that year by us without cause or by him for good reason. A $1.00 increase in the assumed initial offering price of $14.50 per share, would increase the number of EBS Units and shares of Class B common stock issued to the EBS Equity Plan Members by 213,029 units and decrease the number of options issued to them by 198,380 options.

In connection with the reorganization transactions and after the pricing of this offering but prior to the completion of this offering, and in accordance with the terms of the EBS Phantom Plan, we, in our capacity as managing member of EBS Master, will cause the vested EBS Phantom Awards to be converted into 329,172 shares of our Class A Common Stock (based on the midpoint of the estimated public offering price range set forth on the cover of this prospectus). The unvested EBS Phantom Awards will be converted into 656,917 unvested restricted stock unit awards (“RSUs”) under our 2009 Equity Plan, based on the price of the Class A common stock issued in this offering. The RSUs will entitle the holder to receive shares of Class A Common Stock upon vesting, and will maintain a vesting schedule based on unvested EBS Phantom Awards. In addition, we will issue the EBS Phantom Plan Participants options to purchase 1,700,111 shares of Class A common stock (based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus) at the initial public offering price. These options will vest in equal annual installments over a three or four year period following the date of grant, based on continued employment with us and will be subject to accelerated vesting in connection with a change in control if the holder either (i) remains employed through the first year following the change in control or (ii) his employment is terminated during that year by us without cause or by him for good reason. A $1.00 increase in the assumed initial offering price of $14.50 per share, would increase the number of shares of our Class A common stock and RSUs issued to participants in the EBS Phantom Plan by approximately 19,150 shares and 77,521 RSUs, respectively, and would decrease the number options issued to EBS Phantom Plan Participants by 96,671 options.

In addition, as a part of the reorganization transactions, we expect to, among other things, amend and restate the Fifth Amended and Restated EBS Master LLC limited liability company agreement, enter into tax receivable agreements with the Tax Receivable Entity and the EBS Equity Plan Members and enter into the Stockholders Agreement. See “— Holding Company Structure and Tax Receivable Agreements” and “Certain Relationships and Related Transactions.”

Effect of the Reorganization Transactions and this Offering

The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our company and are structured in a manner that avoids adverse tax consequences to our investors. We have owned more than 50% of EBS Master since November 2006. We are retaining this interest in EBS Master, which is a partnership for U.S. federal income tax purposes, because a transfer by us of that interest could cause a technical “termination” of the partnership entity for U.S. federal income tax purposes, which could lead to adverse tax consequences. The mergers of EBS Acquisition and of H&F Harrington, Inc., respectively, with our newly-formed subsidiaries are structured to accomplish a transfer to us of their interests in EBS Master without current recognition of taxable gain to the owners of EBS Acquisition and H&F Harrington, Inc. The H&F Continuing LLC Members are retaining their interests in EBS Master so that they can continue to own interests in EBS Master directly, rather than through an entity subject to entity-level taxation.

Upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

•	We will be the sole managing member of EBS Master, will control EBS Master, and will directly or indirectly hold 88,467,782 EBS Units, or 77.0% of the outstanding equity interests in EBS Master. We will consolidate the financial results of EBS Master and our net income (loss) will be reduced by income (loss) attributable to noncontrolling interest to reflect the entitlement of the EBS Post-IPO Members to a portion of EBS Master’s net income (loss);

•	the General Atlantic Equityholders will hold an aggregate of 54,926,313 shares of our Class A common stock (or 51,708,813 shares if the underwriters exercise their over-allotment option in full), representing 47.8% of the combined voting and economic power in us (or 45.0% if the underwriters exercise their over-allotment option in full);

•	the H&F Equityholders will hold an aggregate of 11,639,697 shares of our Class A common stock, an aggregate of 22,586,390 shares of our Class B common stock and an aggregate of 22,586,390 EBS Units, or 19.7% of the outstanding equity interests in EBS Master, collectively representing 29.8% of the combined voting and economic power in us;

•	the EBS Equity Plan Members will hold an aggregate of 1,935,205 vested and unvested EBS Units or 1.7% of the outstanding equity interests in EBS Master and an aggregate of 1,935,205 shares of our Class B common stock, representing 1.7% of the combined voting and economic power in us;

•	the eRx Members will hold an aggregate of 1,850,000 EBS Units or 1.6% of the outstanding equity interests in EBS Master and an aggregate of 1,850,000 shares of our Class B common stock, representing 1.6% of the combined voting and economic power in us;

•	our public stockholders will collectively hold 21,450,000 shares of our Class A common stock (or 24,667,500 shares if the underwriters exercise their over-allotment option in full), representing 18.7% of the combined voting and economic power in us (or 21.5% if the underwriters exercise their over-allotment option in full); and

•	the EBS Units (in the case of EBS Equity Plan Members, vested EBS Units) held by the EBS Post-IPO Members (together with the corresponding shares of our Class B common stock) may be exchanged for shares of our Class A common stock on a one-for-one basis. The exchange of EBS Units for shares of our Class A common stock will not affect the EBS Post-IPO Member’s aggregate voting power since the votes represented by the exchanged shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which EBS Units are exchanged.

The percentage of voting power and economic increases in us noted above is presented on a consolidated basis. Upon the consummation of this offering, we will use approximately $5.3 million of net proceeds from the sale of shares of Class A common stock sold by us in this offering to purchase 389,092 EBS Units (based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus) from certain of the EBS Equity Plan Members, including Messrs. Lazenby, Newport, Hardin and Stuart, will use approximately $9.5 million to pay fees and expenses related to this offering and will invest the remaining proceeds in EBS Master. EBS Master will then use such proceeds as further described under “Use of Proceeds” and “Certain Relationships and Related Party Transactions — Purchase of EBS Units.”

Holding Company Structure and Tax Receivable Agreements

We are a holding company and, immediately after the consummation of the reorganization transactions and this offering, our principal asset will be our interest in EBS Master, which we will hold directly and indirectly through two of our subsidiaries. The number of EBS Units we will own, directly and indirectly, at any time will generally equal the aggregate number of outstanding shares of our Class A common stock. The economic interest represented by each EBS Unit that we will own will correspond to one share of our Class A common stock, and the total number of EBS Units owned directly or indirectly by us and the holders of our Class B common stock at any given time will generally equal the sum of outstanding shares of all classes of our common stock. Shares of our Class B common stock cannot be transferred except in connection with an exchange of an EBS Unit.

We do not intend to list our Class B common stock on any stock exchange.

We intend to enter into two tax receivable agreements with the Tax Receivable Entity. One tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from the purchases by us and our subsidiaries of EBS Units prior to this offering; (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement; and (iii) loss carryovers from prior periods (or portions thereof).

The second of these tax receivable agreements will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from (a) the exchanges by the H&F Continuing LLC Members of EBS Units (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock or (b) payments under this tax receivable agreement to the Tax Receivable Entity and (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

We will also enter into a third tax receivable agreement with the EBS Equity Plan Members which will generally provide for the payment by us to the EBS Equity Plan Members of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from (a) the purchases by us of EBS Units from the EBS Equity Plan Members using a portion of the proceeds from the offering, (b) the exchanges by the EBS Equity Plan Members of EBS Units (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock or (c) payments under this tax receivable agreement to the EBS Equity Plan Members and (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

We are entering into the tax receivable agreements because favorable tax attributes have been or will be made available to us as a result of certain transactions before and after the offering. Specifically, the acquisitions of interests in EBS Master by us and by two of our subsidiaries in the 2006 Transaction and the 2008 Transaction produced favorable tax attributes for us, primarily amortization deductions. The Principal Equityholders believe that the value of these tax attributes should be considered in determining the value of their contribution to us. As it may be difficult to determine the present value of these tax attributes with a reasonable level of certainty, one of the tax receivable agreements with the Tax Receivable Entity obligates us to make payments to the Tax Receivable Entity equal to 85% of the actual tax savings in U.S. federal, state and local income tax or franchise tax as and when realized by us as a result of these attributes. We will retain the benefit of the remaining 15% of these tax savings. In addition, future exchanges of EBS Units for cash or shares of our common stock, as well as payments under the tax receivable agreements, will produce additional favorable tax attributes to us, which would not be available in the absence of such exchanges. The tax receivable agreements therefore obligate us to make payments to the parties making those exchanges equal to 85% of the actual tax savings as and when realized by us as a result of those additional tax attributes. We will also retain the benefit of the remaining 15% of these tax savings.

Rights to receive payments under the tax receivable agreements may be terminated by the Tax Receivable Entity or the EBS Equity Plan Members, as applicable, if as the result of an actual or proposed change in law, the existence of the agreements would cause recognition of ordinary income (instead of capital gain) in connection with future exchanges of EBS Units for cash or shares of our common stock or would otherwise have material adverse tax consequences to the Tax Receivable Entity, its owners or the EBS Equity Plan Members. There are legislative proposals pending in Congress that, if enacted in their present form, may result in such ordinary income recognition. Further, in the event of such a termination, the Tax Receivable Entity or the EBS Equity Plan Members would have the right, subject to the delivery of an appropriate tax opinion, to require us to determine a lump sum amount in lieu of the payments otherwise provided under the agreements. That lump sum amount would be calculated by increasing the portion of the tax savings retained by us to 30% (from 15%) and by calculating a present value for the total amount that would otherwise be payable under the agreements, using a discount rate equal to the lesser of LIBOR plus 100 basis points and 6.5% per annum and assumptions as to income tax rates and as to our ability to utilize the tax benefits (including the assumption that we will have sufficient taxable income). If the assumptions used in this calculation turn out not to be true, we may pay more or less than the specified percentage of our actual cash tax savings. This lump sum amount may be paid in cash or by a subordinated note with a seven-year maturity and an interest rate equal to the lesser of LIBOR plus 200 basis points and 6% per annum. Any such acceleration can occur only if the Tax Receivable Entity or any EBS Equity Plan Member, as applicable, has terminated a substantial portion of our obligations (or, in the case of an EBS Equity Plan Member, such Member’s share of our obligations) under the applicable tax receivable agreement with respect to exchanges of units. In view of the foregoing changes in the calculation of our obligations, we do not expect that the net impact of any such acceleration upon our overall financial condition would be materially adverse as compared to our obligations if laws do not change and the obligations are not accelerated. It is further possible that the net impact of such an acceleration would be beneficial to our overall financial condition. The ultimate impact of a decision to accelerate will depend on what the ongoing payments would have been under the tax receivable agreement absent acceleration, which will in turn depend on the various factors mentioned above.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of our actual cash tax savings.

Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Tax Receivable Entity and the EBS Equity Plan Members will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Tax Receivable Entity or the EBS Equity Plan Members will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Tax Receivable Entity or the EBS Equity Plan Members under the tax receivable agreements that are greater than our actual cash tax savings. See “Certain Relationships and Related Transactions — Tax Receivable Agreements.”

As a member of EBS Master, we will incur U.S. federal, state and local income taxes on our allocable share of any net taxable income of EBS Master. As authorized by the EBS LLC Agreement and to the extent permitted under our credit agreements, we intend to cause EBS Master to continue to distribute cash, generally, on a pro rata basis, to its members (which after consummation of the reorganization transactions and this offering will consist of us, our two subsidiaries, and the EBS Post-IPO Members) at least to the extent necessary to provide funds to pay the members’ tax liabilities, if any, with respect to the taxable income of EBS Master. In addition, to the extent permitted under our credit agreements, EBS Master may make distributions to us without pro rata distributions to any other member in order to pay (i) consideration, if any, for redemption, repurchase, acquisition, cancellation or termination of our Class A common stock and (ii) payments in respect of indebtedness, preferred stock, the tax receivable agreements, operating expenses, overhead and other fees and expenses. See “Certain Relationships and Related Transactions — Sixth Amended and Restated EBS Master LLC Limited Liability Company Agreement” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.”

We will account for the reorganization transactions using a carryover basis as the reorganization transactions are premised on a non-substantive exchange of ownership interests in order to facilitate our initial public offering. This is consistent with Financial Accounting Standards Board (“FASB”) No. 141 (Revised 2007), Business Combinations. The management and governance rights and economic interests that the General Atlantic Equityholders and the H&F Equityholders held in EBS Master before the reorganization transactions will not change as a result of the reorganization transactions until the consummation of this offering.

The obligations resulting from the tax receivable agreements that will be entered into are expected to be offset in part by the tax benefits that were transferred to us as a result of the reorganization transactions. Although not assured, we expect that the consideration that we will remit under the tax receivable agreements will not exceed the tax liability that we otherwise would have been required to pay absent the transfers of tax attributes to us as a result of the reorganization transactions and subsequent exchanges.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $141.4 million, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $19.6 million, based on an assumed initial offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Based on an assumed initial offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use approximately $5.3 million of the net proceeds to us from this offering to purchase 389,092 EBS Units held by certain of the EBS Equity Plan Members at a price per unit equal to the price paid by the underwriters for shares in this offering and will use any remaining proceeds for working capital and general corporate purposes, which may include the repayment of indebtedness and future acquisitions.

We have broad discretion as to the application of the proceeds to be used for working capital and general corporate purposes. Prior to application, we may hold any net proceeds in cash or invest them in short term securities or investments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

A $1.00 increase in the assumed initial public offering price of $14.50 per share would increase the amount of EBS Units we purchase from the EBS Equity Plan Members by 23,129 EBS Units and would increase the amount of proceeds to us we use to purchase EBS Units by approximately $700,000 and for working capital and general corporate purposes by $9.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders, including any proceeds resulting from the underwriters’ exercise of their option to purchase additional shares from the selling stockholders.

DIVIDEND POLICY

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreements, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009 on an actual basis; on a pro forma basis to reflect the estimated impact of the tax receivable agreements and the conversion of (i) the EBS Equity Plan Members’ Grant Units into 2,324,297 EBS Units and 3,432,119 options to purchase shares of Class A common stock and (ii) phantom awards issued under the EBS Phantom Plan into 329,172 shares of Class A common stock, 656,917 restricted stock units and 1,700,111 options to purchase shares of Class A common stock (assuming an initial public offering price of $14.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)) in the reorganization transactions; and as further adjusted to reflect:

•	the sale of 10,725,000 shares of our Class A common stock by us in this offering at an assumed public offering price of $14.50, after deducting the underwriters’ discounts and commissions and the estimated offering expenses, and

•	the application of the net proceeds of this offering as described under “Use of Proceeds.”

	As of March 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted(2)
	(in thousands-except share data)
	(Unaudited)

Total indebtedness(1)	$800,087	$800,087	$800,087

Equity:
Class A common stock, $0.00001 par value per share	1	1	1
Class B common stock, $0.00001 par value per share	—	—	—
Additional paid-in capital	670,860	532,278	665,518
Accumulated other comprehensive (loss)	(21,326)	(21,326)	(21,326)
Retained earnings	25,341	20,454	20,454

Total equity of Emdeon Inc.	674,876	531,407	664,647
Noncontrolling interest(3)	209,139	226,980	224,369

Total equity	884,015	758,387	889,016

Total capitalization	$1,684,102	$1,558,474	$1,689,103

(1)	Our debt is reflected net of unamortized debt discount of $61.9 million related to original loan fees and purchase accounting adjustments to discount the debt to fair value in conjunction with the 2008 Transaction. Also, under the revolving portion of our first lien credit agreement we may borrow up to $50 million. As of March 31, 2009, there were approximately $5.8 million of outstanding but undrawn letters of credit issued under our revolving credit facility and we had the ability to borrow an additional $44.2 million.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $10.0 million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Pro forma noncontrolling interest does not reflect EBS Units issued in connection with the eRx Acquisition, which occurred after March 31, 2009.

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the shares of Class A common stock held by existing equity holders.

Our net tangible book value as of March 31, 2009 was a deficit of approximately $718.7 million, or $(9.28) per share of our Class A common stock. Net tangible book value represents the amount of total tangible assets less total liabilities and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, in each case, after giving effect to (i) the reorganization transactions described under “Organization Structure,” (ii) the 2008 Transaction, (iii) the conversion of Grant Units held by the EBS Equity Plan Members into EBS Units and options to purchase shares of our Class A common stock, (iv) the conversion of phantom awards issued under the EBS Phantom Plan into shares of our Class A common stock, restricted stock units and options to purchase shares of our Class A common stock, and (v) the estimated impact of the tax receivable agreements.

After giving effect to the sale of 10,725,000 shares of Class A common stock in this offering by us at the assumed initial public offering price of $14.50 per share (the midpoint of the range on the cover page of this prospectus) and the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been a deficit of $713.7 million, or $(8.07) per share. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $1.60 per share to existing equityholders and an immediate dilution in net tangible book value of $22.57 per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$14.50
Pro forma net tangible book value (deficit) per share as of March 31, 2009 before giving effect to the tax receivable agreements	$(8.12)
Effect of the tax receivable agreements	$(1.55)

Pro forma net tangible book value (deficit) per share before the change attributable to new investors	$(9.67)
Increase in pro forma net tangible book value per share attributable to new investors	$1.60
Pro Forma adjusted net tangible book value (deficit) per share after this offering	$(8.07)

Dilution per share to new investors	$22.57

Dilution is determined by subtracting pro forma net tangible book value per share of Class A common stock after the offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share, would increase (decrease) our pro forma net tangible book value after this offering by $10.0 million and the dilution per share to new investors by $0.11, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma basis as of March 31, 2009, the total number of shares of Class A common stock and EBS Units purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares of Class A Common Stock
	and EBS Units Purchased		Total Consideration			Average Price
	Number	Percent	Amount		Percent	per Share

Existing stockholders	104,114	90.7%	$920,865	(1)	85.6%	$8.84
New investors	10,725	9.3	155,512		14.4	14.50

Total	114,839	100.0%	$1,076,377		$100.0%	$9.37

(1)	In connection with our acquisition of eRx, we issued 1.85 million EBS Units. The value of the EBS Units issued is subject to receipt of a final valuation. For the purpose of this disclosure only, we have assumed a value of $13.92 per unit.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet at March 31, 2009 and the unaudited pro forma consolidated statement of operations for the quarter ended March 31, 2009 give effect to (i) the creation or acquisition of amortizable tax assets in connection with this offering and the reorganization transactions and the creation of liabilities in connection with entering into the tax receivable agreements, (ii) the conversion of the EBS Equity Plan Members’ Grant Units into EBS Units and options to purchase shares of our Class A common stock, (iii) the conversion of EBS Phantom Awards into Class A common stock, restricted stock units and options to purchase shares of our Class A common stock and (iv) this offering and the use of proceeds from this offering (collectively, the “Pro Forma Offering Adjustments”) as if each had occurred on March 31, 2009 for the unaudited pro forma consolidated balance sheet and January 1, 2008 for the unaudited pro forma consolidated statement of operations.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2008 gives effect to the Pro Forma Offering Adjustments and the step-up in value of the amortizable assets as a result of the 2008 Transaction as if each had occurred on January 1, 2008. The unaudited pro forma financial information does not give effect to the eRx Acquisition.

The unaudited pro forma financial information has been prepared by our management and is based on our historical financial statements and the assumptions and adjustments described herein and in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information for the year ended December 31, 2008 has been derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. Our historical financial information as of and for the three months ended March 31, 2009 has been derived from our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “— Notes to Unaudited Pro Forma Financial Information” for a discussion of assumptions made. The unaudited pro forma financial information is presented for informational purposes and is based on management’s estimates. The unaudited pro forma consolidated statements of operations do not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

Emdeon Inc.

Unaudited Pro Forma Consolidated Balance Sheet
March 31, 2009
(in thousands, except per share data)

		Pro Forma
		Offering
	Actual(1)	Adjustments	Notes	Pro Forma

Assets
Current assets:
		$155,512	(6)
		(14,129)	(6)
		(5,275)	(8)

Cash and cash equivalents	$78,355	136,108		$214,463
Accounts receivable, net of allowance for doubtful accounts	145,365			145,365
Deferred income tax assets	3,000			3,000
Prepaid expenses and other current assets	14,644			14,644

Total current assets	241,364	136,108		377,472
Property and equipment, net	134,799			134,799
Goodwill	646,902			646,902
Intangible assets, net	955,795			955,795
Other assets, net	7,256	(5,479)	(3)	1,777

Total assets	$1,986,116	$130,629		$2,116,745

Liabilities and equity
Current liabilities:
Accounts payable	$3,232			$3,232
Accrued expenses	75,738			75,738
Deferred revenues	13,399			13,399
Current portion of long-term debt	1,599			1,599

Total current liabilities	93,968			93,968
Long-term debt excluding current portion	798,488			798,488
Deferred income tax liabilities	163,533	(14,451)	(2)	149,082
ITR Liability	—	151,286	(2)	151,286
Other long-term liabilities	46,112	(11,207)	(4)	34,905
Commitments and contingencies
Equity
Preferred stock (par value, $0.00001), 25,000,000 shares authorized and 0 shares issued and outstanding	—			—
Class A common stock (par value, $0.00001), 400,000,000 shares authorized and 88,467,782 shares outstanding	1			1
Class B exchangeable common stock (par value, $0.00001), 52,000,000 shares authorized and 24,521,595 shares outstanding	—			—
		(151,286)	(2)
		14,451	(2)
		(5,479)	(3)
		11,207	(4)
		4,887	(5)
		155,512	(6)
		(14,129)	(6)
		(17,841)	(7)
		(2,664)	(8)

Additional paid-in capital	670,860	(5,342)		665,518
Accumulated other comprehensive loss	(21,326)			(21,326)
Retained earnings	25,341	(4,887)	(5)	20,454

Emdeon Inc. shareholders’ equity	674,876	(10,229)		664,647
		17,841	(7)
		(2,611)	(8)
Noncontrolling interest	209,139	15,230		224,369

Total equity	884,015	5,001		889,016

Total liabilities and equity	$1,986,116	$130,629		$2,116,745

See accompanying notes to the unaudited pro forma financial information.

Emdeon Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2009
(in thousands, except per share data)

	For the Three Months Ended March 31, 2009
		Pro Forma
		Offering(9)
	Actual(1)	Adjustments	Notes	Pro Forma

Revenue	$219,885			$219,885
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	134,598	713	(a)	135,311
Development and engineering	7,216	322	(a)	7,538
Sales, marketing, general and administrative	24,075	1,167	(a)	25,242
Depreciation and amortization	25,098			25,098
Loss on abandonment of leased properties	85			85

Total costs and expenses	191,072	2,202		193,274
Operating income	28,813	(2,202)		26,611
Interest income	(21)			(21)
Interest expense	17,942			17,942

Income before income taxes	10,892	(2,202)		8,690
Income tax provision	7,602	(791)	(b)	6,811

Net income	3,290	(1,411)		1,879
Net income attributable to noncontrolling interest	2,072	(336)	(c)	1,736

Net income attributable to Emdeon Inc.	1,218	(1,075)		143

Net income per share Class A common stock:
Basic	$0.02			$0.00

Diluted	$0.02			$0.00

Weighted average common shares and equivalents
Basic	77,413,610			88,498,857

Diluted	77,413,610			88,498,857

See accompanying notes to unaudited pro forma financial information.

Emdeon Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2008
(in thousands, except per share data)

	For the Year Ended December 31, 2008
		Pro Forma
		2008			Pro Forma	Pro Forma
		Transaction			2008	Offering			Pro Forma
	Actual(1)	Adjustments(10)	Notes		Transaction	Adjustments(9)	Notes		Consolidated

Revenues	$853,599	$(103)	(a	)	$853,496				$853,496
Costs and expenses:
Cost of operations	540,570	11	(b	)	540,581	4,252	(a	)	544,833
Development and engineering	29,618	1	(b	)	29,619	1,449	(a	)	31,068
Sales, marketing, general and administrative	91,212	21	(b	)	91,233	10,673	(a	)	101,906
Depreciation and amortization	97,864	3,566	(c	)	101,430				101,430
Loss on abandonment of leased properties	3,081	—			3,081				3,081

Total costs and expenses	762,345	3,599			765,944	16,374			782,318

Operating income	91,254	(3,702)			87,552	(16,374)			71,178
Interest income	(963)				(963)				(963)
Interest expense	71,717	685	(d	)	72,402				72,402

Income (loss) before income taxes	20,500	(4,387)			16,113	(16,374)			(261)
Income tax provision (benefit)	8,567	(1,631)	(e	)	6,936	(5,805)	(b	)	1,131

Net income (loss)	11,933	(2,756)			9,177	(10,569)			(1,392)
Net income (loss) attributable to noncontrolling interest	2,702	405	(f	)	3,107	(3,330)	(c	)	(223)

Net income (loss) attributable to Emdeon, Inc.	$9,231	$(3,161)			$6,070	$(7,239)			$(1,169)

Basic	$0.12				$0.08				$(0.01)

Diluted	$0.12				$0.08				$(0.01)

Outstanding:
Basic	74,775,039				74,775,039				85,675,922

Diluted	100,000,000				74,775,039				85,675,922

Emdeon Inc.
Notes to Unaudited Pro Forma Financial Information

Basis of Presentation

In February 2008, HLTH sold its remaining 48% interest in EBS Master to affiliates of General Atlantic and H&F for $575 million. The affiliates of General Atlantic and H&F were deemed to be a collaborative group under EITF Topic No. D-97, Push Down Accounting, and the 48% step up in the basis of the net assets of EBS Master recorded at the General Atlantic and H&F acquiror level was pushed down to our financial statements in accordance with Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, and replaces the historical basis held by HLTH.

Transaction costs of $3.4 million were incurred in connection with this transaction. The total 2008 Transaction price was allocated as follows (in millions):

Current assets	$88.0
Property and equipment	60.7
Other assets	0.3
Identifiable intangible assets:
Customer contracts	571.7
Tradename	81.9
Non-compete agreements	6.9
Goodwill	298.6
Current liabilities	(46.7)
Long term debt	(356.6)
Deferred tax liability	(113.2)
Long term liabilities	(13.2)

Total transaction price	$578.4

Pro Forma Adjustments ($ in thousands)

(1)	The amounts in this column represent our actual results for the periods reflected.

(2)	Reflects adjustments to record a liability related to one of our tax receivable agreements with the Tax Receivable Entity. Under this tax receivable agreement, we are required to pay to the Tax Receivable Entity 85% of the cash savings realized on (i) any step-up in basis in EBS Master’s assets resulting from the purchases by us and our subsidiaries of EBS Units prior to this offering; (ii) tax benefits of $14.1 million related to imputed interest deemed to be paid by us as a result of this tax receivable agreement and (iii) loss carryovers from prior periods (or portions thereof). We expect to make aggregate payments under the tax receivable agreements of approximately $151.3 million. The pro forma adjustment, assuming the reorganization and IPO transactions were consummated on March 31, 2009, is calculated as follows:

			Tax Receivable
		Tax Receivable	Agreement
Receiving Party	Tax Benefits	Agreement Payment Rate	Payment

Tax Receivable Entity	175,517	85%	149,190
EBS Equity Plan Members	2,467	85%	2,096

Pro Forma Adjustment	177,984		151,286

The pro forma balance sheet reflects a liability only for the cash savings attributable to current tax attributes resulting from the purchases of EBS Units that occurred prior to this offering and for the cash savings attributable to loss carryovers from prior periods (or portions thereof). It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable

Emdeon Inc.
Notes to Unaudited Pro Forma Financial Information (continued)

agreement payments from these tax attributes. This liability was recognized as a reduction of the additional paid in capital.

Future payments under the tax receivable agreements with respect to subsequent acquisitions of EBS Units by us would be in addition to amounts related to the reorganization transactions. The actual amount of payments will depend on numerous factors, including the time and price at which the EBS Units are acquired. However, assuming such EBS Units were acquired at the time of this offering, it is expected that payments under the tax receivable agreements for the retained EBS Units would aggregate $119.8 million. Such amount is calculated as follows:

		Tax Receivable
		Agreement	Tax Receivable
		Payment	Agreement
Receiving Party	Tax Benefits	Rate	Payment

Tax Receivable Entity	128,239	85%	109,003
EBS Equity Plan Members	12,679	85%	10,777

Total	140,918		119,780

This amount has not been included in our pro forma balance sheet as of March 31, 2009 as these transactions are not directly attributable to the reorganization transactions or this offering. They are presented only as supplemental information.

See “Certain Relationships and Related Party Transactions — Tax Receivable Agreements” elsewhere in this prospectus for a more detailed description of the tax receivable agreements and the anticipated effect the tax receivable agreements will have on future exchanges of EBS Units for shares of our common stock.

(3)	Reclassification of amounts paid in connection with this offering into equity as an offset to the estimated proceeds of this offering.

(4)	Reflects adjustments to give effect to the reclassification of other long-term liabilities into noncontrolling interest, Class A common stock and additional paid in capital as a result of the conversion of the Grant Units into vested and unvested EBS Units and options to purchase shares of our Class A common stock and the EBS Phantom Awards into Class A common stock, restricted stock units and options to purchase shares of our Class A common stock (based on the midpoint of the estimated public offering price set forth on the cover page of this prospectus).

(5)	Reflects the impact on retained earnings of the assumed conversion of EBS Phantom Awards into Class A common stock, restricted stock units and options to purchase shares of our Class A common stock as if such conversion occurred on March 31, 2009. EBS Phantom Awards were previously classified as liabilities and valued at their redemption value. Prior to the completion of this offering, EBS Phantom Awards will be exchanged for Class A common stock, restricted stock units and options to purchase shares of our Class A common stock. The exchange of EBS Phantom Awards resulted in incremental compensation expense of $4,887 (based on the midpoint of the estimated public offering price set forth on the cover page of this prospectus) and represents a nonrecurring charge that is directly attributable to this offering and is therefore excluded from the pro forma statement of operations.

(6)	Reflects our receipt of the net proceeds from this offering, after deducting underwriting discounts, commissions and estimated offering expenses of approximately $14.1 million, assuming the issuance of shares of Class A common stock at a price of $14.50 per share (the midpoint of the estimated public offering range set forth on the cover of this prospectus).

(7)	Reflects a noncontrolling interest in EBS Master that results from the conversion of Grant Units held by the EBS Equity Plan Members into EBS Units.

Emdeon Inc.
Notes to Unaudited Pro Forma Financial Information (continued)

(8)	Reflects the repurchase of 389,092 EBS Units and corresponding Class B common shares using approximately $5,275 of our net proceeds from this offering.

(9)	The amounts in this column represent the pro forma adjustments made to reflect the reorganization transactions and this offering as if they occurred on January 1, 2008 as follows:

(a) Reflects an adjustment to equity based compensation expense to give effect to the conversion of the Grant Units held by the EBS Equity Plan Members into vested or unvested EBS Units and options to purchase shares of our Class A common stock and the conversion of EBS Phantom Awards into Class A common stock, restricted stock units and options to purchase shares of our Class A common stock assuming such conversions occurred on January 1, 2008 (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This portion of the expense relates to unvested equity-based awards and will be recognized over the remaining vesting periods, which generally range from three to five years from the date of grant.

(b) Reflects an adjustment to income taxes, using statutory tax rates.

(c) Reflects an adjustment to noncontrolling interest related to net income of EBS Master assuming the reorganization transactions and this offering occurred on January 1, 2008 calculated as follows:

	Three
	Months	Year
	Ended	Ended
	March 31,	December 31,
	2009	2008

EBS Master net income	$9,176
Pro Forma EBS Master net income giving effect only to the 2008 Transaction		$13,761
Less: Pro forma offering adjustments to EBS Master net income	(2,202)	(16,374)
Tax effect of pro forma adjustments to EBS Master net income	241	1,685

Pro Forma EBS Master net income	7,215	(928)
Multiplied by noncontrolling interest percentage in EBS Master	24.06%	24.06%

Pro Forma income attributable to noncontrolling interest	1,736	(223)
Historical income attributable to noncontrolling interest	2,072
2008 Transaction Pro Forma income attributable to noncontrolling interest		3,107

Pro Forma adjustment	$(336)	$(3,330)

(10)	The amounts in this column represent the pro forma adjustments made to reflect the 2008 Transaction as if it occurred on January 1, 2008 as follows:

(a) Reflects an adjustment to reduce deferred revenue on January 1, 2008 in connection with the 2008 Transaction. In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, deferred revenue is recorded in a business combination to the extent the deferred revenue represents a legal obligation by the acquiring company. A portion of our deferred revenue balances represent one time up front or installation fees that we recognize over the life of the contract. As these fees do not represent a future contractual obligation of ours, they were not recorded in connection with the 2008 Transaction purchase price allocation. This purchase accounting adjustment resulted in a reduction of revenue of $4,746, reflected in the actual results of the period included in column (1). Assuming the 2008 Transaction was consummated on January 1, 2008, the reduction of revenue for the year ended December 31, 2008 would have been $4,849. The net pro forma impact of this adjustment is a $103 reduction to revenue.

Emdeon Inc.
Notes to Unaudited Pro Forma Financial Information (continued)

(b) Reflects an adjustment to increase rent expense as a result of reducing a liability established for escalating lease payments in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, in connection with the 2008 Transaction. Existing straight-line lease liabilities as of the date of the 2008 Transaction were written off and we will amortize the remaining scheduled lease commitments over the remaining lease periods on a straight-line basis, beginning with the date of acquisition. The offset of rent expense from the amortization of the liability will be less as a result of reducing the liability. Assuming the 2008 Transaction were consummated on January 1, 2008, the increase to rent expense for cost of operations; development and engineering; and sales, marketing, general and administrative for the year ended December 31, 2008 would have been $11, $1 and $21, respectively.

(c) Reflects an adjustment for additional depreciation and amortization expense arising from the step-up in basis of 48% of certain identifiable intangible and technology assets to fair value in connection with the 2008 Transaction. The pro forma adjustment, assuming the 2008 Transaction was consummated on January 1, 2008, is calculated as follows:

	Depreciation	Amortization	Total

Related asset balance prior to 2008 Transaction	$69,510	$430,237
Adjustment of 48% of basis to fair market value	33,895	660,489
Write-off original basis of HLTH	(4,940)	(46,000)

Balance resulting from 2008 Transaction	$98,465	$1,044,726
Divided by: weighted average life (in years)	6.9	17.4
Pro Forma annual expense	14,239	60,082	$74,321
Historical expense	13,951	56,804	70,755

Pro Forma adjustment	$288	$3,278	$3,566

(d) In connection with the 2008 Transaction, we adjusted 48% of the then carrying value of our long-term debt to fair value. The effect on our balance sheet was the recording of an additional discount of approximately $66.4 million and the write-off of 48% of the then existing debt discount of $8.2 million. Because the terms of our credit agreements were unaffected by the 2008 Transaction, the effect of the 2008 Transaction on interest expense is limited to the amortization of our debt discount. The pro forma adjustment of $685 reflects the additional amortization of debt discount that would have been recorded in 2008 had the 2008 Transaction occurred on January 1, 2008.

(e) Reflects an adjustment to reduce income taxes due to the pro forma adjustments presented in notes (a) through (d) above applying statutory tax rates for the applicable periods.

(f) Reflects an adjustment to noncontrolling interest (22.58%) related to net income of EBS Master for January 1, 2008 through February 8, 2008 as follows:

Pro Forma Emdeon Inc. consolidated net income	$9,177
Less: Emdeon Inc. Parent Only net loss (excluding equity in earnings of EBS Master LLC)	5,688
Tax Benefit of Pro Forma adjustments attributable to Emdeon Inc.	(1,104)

Pro Forma EBS Master net income (loss)	13,761
Multiplied by H&F Equityholders’ noncontrolling interest percentage in EBS Master:	22.58%

Pro Forma net income attributable to noncontrolling interest	3,107
Less: Historical net income attributable to noncontrolling interest	2,702

Pro Forma adjustment	$405

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data for periods beginning on and after November 16, 2006. For periods prior to November 16, 2006, the tables below present the selected historical consolidated financial data of the group of wholly-owned subsidiaries of HLTH that comprised its Emdeon Business Services segment. For periods on and after November 16, 2006, the selected consolidated financial data gives effect to the reorganization transactions described under “Organizational Structure” as if they occurred on November 16, 2006. See “Organizational Structure.”

Our selected statement of operations data for the period from November 16, 2006 through December 31, 2006 and for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our consolidated financial statements that have been audited by our independent registered public accounting firm.

The selected statement of operations data of Emdeon Business Services for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 through November 15, 2006 and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from Emdeon Business Services’ consolidated financial statements that have been audited by Emdeon Business Services’ independent registered public accounting firm.

Our consolidated statements of operations data for the three months ended March 31, 2009 and 2008 and the balance sheet data as of March 31, 2009, have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and have been prepared on substantially the same basis as the audited financial statements. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results that can be expected for the full year or any future period.

The information set forth below should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our and Emdeon Business Services’ consolidated financial statements and related notes included elsewhere in this prospectus.

	Emdeon Business Services				Emdeon Inc.
	(Predecessor)(1)				(Successor)(1)
			Period from	Period from
			January 1,	November 16,			Unaudited
		Year	2006	2006			Three Months	Three Months
	Year Ended	Ended	thru	thru	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	November 15,	December 31,	December 31,	December 31,	March 31,	March 31,
	2004	2005	2006	2006	2007	2008	2008	2009
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$679,258	$690,094	$663,186	$87,903	$808,537	$853,599	$210,395	$219,885
Costs and expenses:
Cost of operations	454,009	449,044	425,108	56,628	514,577	540,570	135,511	134,598
Development and engineering	21,948	22,734	21,782	2,782	28,539	29,618	6,966	7,216
Sales, marketing, general and administrative	92,591	89,042	80,352	12,762	94,475	91,212	23,938	24,075
Depreciation and amortization(2)	33,391	32,273	30,440	7,127	62,811	97,864	21,267	25,098
Loss on abandonment of leased properties	—	—	—	—	—	3,081	—	85

Total costs and expenses	601,939	593,093	557,682	79,299	700,402	762,345	187,682	191,072

Operating income	77,319	97,001	105,504	8,604	108,135	91,254	22,713	28,813
Interest income	(33)	(74)	(67)	(139)	(1,567)	(963)	(297)	(21)
Interest expense(2)	113	56	25	10,113	74,325	71,717	24,789	17,942

	Emdeon Business Services				Emdeon Inc.
	(Predecessor)(1)				(Successor)(1)
			Period from	Period from
			January 1,	November 16,			Unaudited
		Year	2006	2006			Three Months	Three Months
	Year Ended	Ended	thru	thru	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	November 15,	December 31,	December 31,	December 31,	March 31,	March 31,
	2004	2005	2006	2006	2007	2008	2008	2009
	(In thousands, except per share data)
Income (loss) before income taxes	77,239	97,019	105,546	(1,370)	35,377	20,500	(1,779)	10,892
Income tax provision (benefit)(2)	26,686	31,526	42,004	1,014	18,101	8,567	(3,205)	7,602

Net income (loss)	50,553	65,493	63,542	(2,384)	17,276	11,933	1,426	3,290
Net income (loss) attributable to noncontrolling interest	—	—	—	—	—	2,702	(1,640)	2,072

Net income (loss) attributable to controlling interest	$50,553	$65,493	$63,542	$(2,384)	$17,276	$9,231	$3,066	$1,218

Dividends	—	—	—	—	—	—	—	—

Basic and diluted earnings (loss) per share to Class A common stockholders:
Basic	—	—	—	$(0.05)	$0.33	$0.12	$0.05	$0.02

Diluted	—	—	—	$(0.05)	$0.17	$0.12	$0.01	$0.02

Weighted average number of shares used in computing earnings per share:
Basic	—	—	—	52,000,000	52,000,000	74,775,039	66,801,333	77,413,610

Diluted	—	—	—	52,000,000	100,000,000	100,000,000	100,000,000	77,413,610

				Emdeon Inc.
	Emdeon Business Services			(Successor)(1)
	(Predecessor)(1)					Unaudited
	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	March 31,
	2004	2005	2006	2007	2008	2009

Balance Sheet Data:
Cash and cash equivalents	$8,668	$6,930	$30,513	$33,687	$71,478	$78,355
Total assets	1,230,723	1,245,128	1,372,853	1,357,229	2,000,279	1,986,116
Total debt(3)	—	—	907,349	871,934	825,230	800,087
Total equity	$1,094,150	$1,121,637	$292,657	$300,969	$878,153	$884,015

(1)	Our financial results prior to November 16, 2006 represent the financial results of the group of wholly-owned subsidiaries of HLTH that comprised its Emdeon Business Services segment. On November 16, 2006, HLTH sold a 52% interest in EBS Master (which was formed as a holding company for our business in connection with that transaction) to an affiliate of General Atlantic. Accordingly, the financial information presented reflects the results of operations and financial condition of Emdeon Business Services before the 2006 Transaction (Predecessor) and of us after the 2006 Transaction (Successor).

(2)	As a result of purchase price adjustments recorded in connection with the 2006 Transaction and 2008 Transaction, depreciation, amortization, interest and income tax provision (benefit) amounts may not be comparable for each of the periods presented.

(3)	Our debt is reflected net of unamortized debt discount of $61.9 million related to original loan fees and purchase accounting adjustments to discount the debt to fair value in conjunction with the 2008 Transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical consolidated financial data discussed below reflect our historical results of operations and financial condition for periods on and after November 16, 2006. The historical consolidated financial data discussed below for periods prior to November 16, 2006, reflect the historical results of operations and financial condition of the group of subsidiaries of HLTH that comprised its Emdeon Business Services segment. For periods on and after November 16, 2006, the historical consolidated financial data gives effect to the reorganization transactions described under “Organizational Structure” as if they occurred on November 16, 2006.

You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and our and Emdeon Business Services’ respective consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Forward-looking Statements.”

Overview

We are a leading provider of revenue and payment cycle management solutions, connecting payers, providers and patients in the U.S. healthcare system. Our product and service offerings integrate and automate key business and administrative functions of our payer and provider customers throughout the patient encounter, including pre-care patient eligibility and benefits verification, claims management and adjudication, payment distribution, payment posting and denial management and patient billing and payment. Our customers are able to improve efficiency, reduce costs, increase cash flow and more efficiently manage the complex revenue and payment cycle process by using our comprehensive suite of products and services.

We deliver our solutions and operate our business in three business segments: (i) payer services, which provides services to commercial insurance companies, third party administrators and governmental payers; (ii) provider services, which provides services to hospitals, physicians, dentists and other healthcare providers, such as labs and home healthcare providers; and (iii) pharmacy services, which provides services to pharmacies, pharmacy benefit management companies and other payers. Through our payer services segment, we provide payment cycle solutions, both directly and through our channel partners, that simplify the administration of healthcare related to insurance eligibility and benefit verification, claims filing and claims and payment distribution. Through our provider services segment, we provide revenue cycle management solutions and patient billing and payment services, both directly and through our channel partners, that simplify providers’ revenue cycle, reduce related costs and improve cash flow. Through our pharmacy services segment, we provide solutions to pharmacies and pharmacy benefit management companies and government agencies related to prescription benefit claim filing, adjudication and management, as well as electronic prescriptions.

There are a number of company-specific initiatives and industry trends that may affect our transaction volumes, revenues, cost of operations and margins. As part of our strategy, we encourage our customers to migrate from paper-based claim, patient statement, payment and other transaction processing to electronic, automated processing in order to improve efficiency. Our business is aligned with our customers to support this transition, and as they migrate from paper-based transaction processing to electronic processing, even though our revenues generally will decline, our margins and profitability will typically increase. For example, because the cost of postage is included in our revenues for patient statement and payment distribution services (which is then also deducted as a cost of operations), when our customers transition to electronic processing, our revenues and costs of operations decrease as we will no longer incur or be required to charge for postage. In addition, as our payer customers migrate to MGAs with us, our electronic transaction volume usually increases while the rebates we pay and the per transaction rate we charge under these agreements is typically reduced.

Part of our strategy also includes acquisitions and the development and introduction of new products and services, such as information based business intelligence and data analytics solutions and electronic payment solutions for payers and providers. Our new and updated products and services are likely to require us to incur development and engineering expenditures at levels similar to, and possibly greater than, recent years’ expenditures in order to successfully develop and achieve market acceptance of such products and services. For 2009 and 2010, we currently estimate our development and engineering expenses to be in the range of approximately 3.7% to 4.1% of revenues and we expect to fund such expenditures with cash flows generated from operations. We also may acquire, or enter into agreements with third parties to assist us in providing, new products and services. For example, we offer, or plan to offer, our electronic payment solutions through banks or vendors who contract with banks and other financial service firms. The costs of these initiatives or the failure to achieve broad penetration in target markets with respect to new or updated products and services may affect our results of operations and margins.

We also expect to continue to be affected by pricing pressure in our industry, which has led (and is expected to continue to lead) to reduced prices for the same services. We have sought in the past and will continue to seek to mitigate pricing pressure by (i) providing additional value-added products and services, (ii) increasing the volume of services we provide and (iii) managing our costs. In addition, significant changes in regulatory schemes, such as the new updated HIPAA standard electronic transaction code set requirements for ICD-10, ARRA and other federal healthcare policy initiatives, and demographic trends affecting the healthcare industry, such as population growth and aging, could affect the frequency and nature of our customers’ healthcare transactional activity. The impact of such changes could impact our revenues, cost of operations and infrastructure expenses and thereby affect our results of operations and the way we operate our business. For example, an increase in the U.S. population, if such increase is accompanied by an increase in the U.S. population that has health benefits, or the aging of the U.S. population, which requires an overall increased need for healthcare services, may result in an increase in our transaction volumes which, in turn, may increase our revenues and costs of operations.

Recent Operating Results for the Quarter Ended June 30, 2009 (Unaudited)

Our total revenues were $224.5 million for the quarter ended June 30, 2009 as compared to $212.5 million for the quarter ended June 30, 2008, an increase of approximately $12.0 million or 5.6%. Our net income was $14.5 million for the quarter ended June 30, 2009 as compared to $6.8 million for the quarter ended June 30, 2008, an increase of approximately $7.7 million or 113.2%. Net income for the quarter was positively impacted by an income tax benefit of $14.2 million that was attributable to the reversal of a portion of our valuation allowance, partially offset by a change in estimates related to our equity compensation liability of $5.1 million. As of June 30, 2009, we had cash and cash equivalents of $96.1 million as compared to $71.5 million as of December 31, 2008 and had approximately $44.2 million in available borrowing capacity under our revolving credit facility. On July 2, 2009, we paid approximately $75.0 million from our available cash in connection with the acquisition of eRx Network L.L.C.

Corporate History

Our predecessors have been in the healthcare information solutions business for approximately 25 years. We have grown both organically and through targeted acquisitions in order to offer the full range of products and services required to automate the patient encounter administration process.

In May 2000, Envoy Corporation and its wholly-owned subsidiary, Envoy/ExpressBill, Inc., became part of our business. Envoy was a leading provider of claim transaction processing services to commercial payers and had an extensive network of healthcare providers and relationships with healthcare information system vendors. ExpressBill provided patient billing services, which involved the printing and mailing of customized patient statements, or bills, from healthcare providers to patients. The Envoy business today comprises the core of our claims management and submission operations, while the ExpressBill business comprises the core of our patient statement and billing operations.

In the third quarter of 2003, we acquired Advanced Business Fulfillment, Inc. (“ABF”), a distributor of payments and remittance advice from payers to providers and explanation of benefit information to patients. The ABF business today comprises the core of our payment distribution operations.

In the fourth quarter of 2003, we acquired MediFax EDI, Inc. MediFax provided insurance eligibility and benefit verification solutions between providers and governmental payers. The MediFax business today comprises the core of our provider revenue cycle management operations.

In the second quarter of 2004, we acquired Dakota Imaging Inc., a provider of paper claim imaging and scanning services for payers. By combining Dakota’s paper conversion processing capabilities with our existing electronic and print delivery capabilities, we were able to offer payers a single solution for processing both paper and electronic inbound claims.

Prior to November 2006, our business was owned by HLTH. We currently conduct our business through EBS Master and its subsidiaries. EBS Master was formed as a holding company for the group of wholly-owned subsidiaries of HLTH that comprised its Emdeon Business Services segment. In November 2006, we purchased a 52% interest in EBS Master from HLTH. In February 2008, HLTH sold its remaining 48% interest in EBS Master to affiliates of General Atlantic and H&F. As a result, prior to giving effect to the reorganization transactions, EBS Master was owned 65.77% by the General Atlantic Equityholders, and 34.23% by H&F Equityholders.

In the fourth quarter of 2007, we acquired IXT Solutions, Inc. (“IXT”), a provider of both paper-based and electronic patient statement and billing services. By combining IXT’s electronic patient statement and billing capabilities with our existing patient statement and billing operations, we enhanced our patient statement and billing offerings to healthcare providers.

In September 2008, we acquired GE Healthcare Information Technology’s patient statement business, a bulk print and mail service provider. The acquired business provides print and mail delivery of correspondence, such as patient statements, invoices, claims and appointment reminders, to patients from hospitals and physician groups.

In June 2009, we acquired The Sentinel Group, a healthcare fraud and abuse management services provider. The acquisition will expand our portfolio of offerings to help identify potential financial risks earlier in the revenue and payment cycle, creating efficiencies and cost savings for payers and providers, and will enhance our extensive data and analytical capabilities.

On July 2, 2009, we acquired eRx, a provider of electronic pharmacy healthcare solutions. We believe the acquisition of eRx will accelerate our development of solutions for our pharmacy customers, including integrated tools for managing efficiency and profitability through innovative claims management, and will provide the combined organization with an increased presence in ePrescribing. The consideration for the eRx acquisition was $75 million in cash and 1,850,000 EBS Units issued to certain members of eRx. For the year ended December 31, 2008, eRx had revenues of approximately $27.2 million, net income of approximately $4.8 million and total assets of approximately $6.9 million. Because eRx’s 2008 income before income taxes would have represented more than 20% of our 2008 income before income taxes (due primarily to our interest, depreciation and amortization expense), we are required, pursuant to SEC rules, to file historical financial statements of eRx within 75 days after completion of the eRx Acquisition, as well as pro forma financial statements giving effect to the transaction.

Our Revenues and Expenses

We generate revenues by providing products and services that automate and simplify business and administrative functions for payers and providers, generally on either a per transaction, per document, per communications basis or, in some cases, on a monthly flat-fee basis. We generally charge a one-time implementation fee to payers and providers at the inception of a contract in conjunction with related setup and connection to our network and other systems. In addition, we receive software license fees and software and hardware maintenance fees, primarily from payers who license our systems for converting paper claims into electronic ones.

Cost of operations consists primarily of costs related to products and services we provide to customers and costs associated with the operation and maintenance of our networks. These costs include (i) postage and materials costs related to our patient statement and billing and payment distribution services, (ii) rebates paid to our channel partners, including healthcare information system vendors and electronic medical record vendors and (iii) data and telecommunications costs, all of which generally vary with our revenues. Cost of operations also includes (i) personnel costs associated with production, network operations, customer support and other personnel, (ii) facilities expenses and (iii) equipment maintenance, which vary less directly with our revenue due to the fixed or semi-fixed nature of these expenses.

The largest component of our cost of operations is currently postage (which is also a component of our revenue). Our postage costs increase as our patient statement and payment distribution volumes increase and also when the U.S. Postal Service increases postal rates, which has occurred each year from 2006 to 2009 and is expected to occur in the future. U.S. postage rate increases, while generally billed as pass-through costs to our customers, affect our cost of operations as a percentage of revenue. In recent years we have offset the impact of postage rate increases through cost reductions from efficiency measures, including data communication expense reductions and production efficiencies. Though we plan to continue our efficiency measures, we may not be able to offset the impact of postage rate increases in the future and, as a result, cost of operations as a percentage of revenue may rise if postage rate increases continue.

Rebates are paid to channel partners for electronic and other volumes delivered through our network to certain payers and can be impacted by the number of MGAs we execute with payers, the success of our direct sales efforts for provider revenue cycle management products and services and the extent to which direct connections to payers are developed by channel partners. In 2007 and 2008, our revenues and expenses were impacted by two separate contracts with a channel partner that expired without renewal. The effect of the expiration of these contracts was a decrease in our transaction volumes and related revenues and costs of operations. The effect on our operating income was partially mitigated by the retention of a portion of the transaction volumes through our MGA and other payer relationships, as well as the reduction in rebates paid pursuant to the expired channel partner contracts.

We have been able to reduce our data communication expense over the last several years due to efficiency measures and contract pricing changes.

Our material costs, related primarily to our patient statement and payment distribution volumes, have increased over the last few years because of inflation and general commodity price increases.

Development and engineering expense consists primarily of personnel costs related to the development, management and maintenance of our current and future products and services. We plan to invest more in this area in the future as we develop new products and enhance existing products.

Sales, marketing, general and administrative expense (excluding corporate expense described in the next paragraph) consists primarily of personnel costs associated with our sales, account management and marketing functions and management and administrative services related to the operations of our business segments.

Our corporate expense relates to personnel costs associated with management, administrative, finance, human resources, legal and other corporate service functions, as well as professional services, certain facilities costs, advertising and promotion, insurance and other expenses related to our overall business operations. We expect to incur additional costs in this area related to becoming a public company, including additional director and officer insurance, outside director compensation, employment of additional personnel and Sarbanes-Oxley and other compliance costs.

Our development and engineering expense, sales, marketing, general and administrative expense and our corporate expense, while related to our current operations, are also affected and influenced by our future plans (including the development of new products and services), business strategies and enhancement and maintenance of our infrastructure.

Significant Items Affecting Comparability

Certain significant items or events should be considered to better understand differences in our results of operations from period to period. We believe that the following items or events have had a significant impact on our results of operations for the periods discussed below or may have a significant impact on our results of operations in future periods:

Corporate Allocation Charge and Subsequent Standalone Costs

Prior to the consummation of the 2006 Transaction, we were a segment of HLTH and HLTH provided us with certain management and administrative support services. For those services, HLTH charged us a corporate services fee based on an allocation of the costs they incurred. Conversely, during the same period, we provided certain corporate technology support services to HLTH and its other operating segments. The corporate services fee charged by HLTH to us was offset by the costs we incurred in providing these corporate technology support services. For the period from January 1 to November 15, 2006, the corporate services fee HLTH charged us amounted to approximately $7.5 million, after reduction for the approximately $7.0 million of corporate technology support costs we incurred during that period.

We separated from HLTH in November 2006 and transitioned to a stand-alone company. During this transition, we replicated the functions that HLTH previously provided to us and have been incurring and will continue to incur the costs of those functions. Subsequent to the 2006 Transaction through various periods during 2007, HLTH provided us with certain services to facilitate our transition to a stand-alone company and we continued to provide certain technology support services to HLTH. The net cost of the services HLTH provided to us in 2007 under this arrangement was $1.8 million.

Efficiency Measures

We evaluate and implement efficiency measures and other cost savings initiatives on an ongoing basis to improve our financial and operating performance through cost savings, productivity improvements and other process improvements. Since late 2006, we have increased these activities and have initiated numerous measures to streamline our operations through innovation, integration and consolidation. For instance, we are consolidating our data centers, consolidating our networks and outsourcing certain information technology and operations functions. The implementation of these measures often involve upfront costs related to severance, professional fees and/or contractor costs, with the cost savings or other improvements not realized until the measures are successfully completed.

Long-Term Debt

In connection with the 2006 Transaction, we borrowed an aggregate of $925.0 million under our credit agreements and entered into an interest rate swap agreement in order to reduce the risks associated with the variable rate of interest we are charged under our credit agreements. The incurrence of debt under our credit agreements resulted in interest expense of approximately $10.1 million in the period from November 16 through December 31, 2006, $74.3 million in 2007, $71.7 million in 2008 and $17.9 million during the three months ended March 31, 2009. Included in interest expense is (i) amortization expense related to our debt issuance costs and debt discount of approximately $0.3 million in the period from November 16 through December 31, 2006 and $2.4 million in 2007, and (ii) amortization expense related to our debt issuance costs, debt discount and other comprehensive loss of approximately $19.7 million in 2008 and $4.8 million during the three months ended March 31, 2009. Additionally, interest expense for 2008 was reduced by a favorable change in the fair value of our interest rate swap agreement of approximately $12.7 million. Prior to November 2006, we were wholly-owned by HLTH and, therefore, our financial statements and results of operations did not reflect long-term indebtedness or similar arrangements.

Purchase Accounting

In connection with the 2006 Transaction and the 2008 Transaction, purchase accounting adjustments were reflected in our financial statements to account appropriately for these business combinations. These adjustments included the following items and their impact:

•	Recognition of the fair value of our identifiable intangible assets. The increased value of these intangibles resulted in amortization expense subsequent to these transactions of $3.6 million in the period from November 16 through December 31, 2006, $27.7 million in 2007 and $57.0 million during 2008.

•	Reduction to fair value of our deferred revenue related to outstanding products and services to be provided subsequent to the 2006 Transaction and the 2008 Transaction. In connection with the 2006 Transaction, we reduced our deferred revenue by $5.2 million and, in connection with the 2008 Transaction, we reduced our deferred revenue by $5.6 million. These adjustments, in effect, reduced the revenue and income from operations that would otherwise have been recognized by $0.8 million in the period from November 16 to December 31, 2006, $3.4 million in 2007, $5.3 million in 2008 and $0.4 million in the three months ended March 31, 2009.

•	Reduction in the carrying value of our long-term debt to fair value in connection with the 2008 Transaction. In connection with the 2008 Transaction, 48% of our long-term debt was adjusted to fair value, a debt discount of approximately $66.4 million was recorded and approximately $8.2 million of the debt discount existing prior to the 2008 Transaction was written off. Amortization of the debt discount increased interest expense by approximately $9.8 million in 2008 and $2.7 million for the three months ended March 31, 2009. Also, as a result of the 2008 Transaction, our interest rate swap no longer met the criteria for hedge accounting and thus the value of the interest rate swap at that date is being amortized over its term to interest expense. This amortization increased interest expense by approximately $9.7 million during 2008 and $2.0 million for the three months ended March 31, 2009. As a result of no longer meeting the criteria for hedge accounting, the change in fair value of our interest rate swap from the date of the 2008 Transaction to its redesignation date as a hedge on September 30, 2008 was reflected within interest expense, which reduced interest expense by approximately $12.7 million during 2008.

Stock-Based and Equity-Based Compensation Expense

We incurred stock-based and equity-based compensation expense during 2006, 2007, 2008 and for the three months ended March 31, 2009 associated with stock options and restricted awards from HLTH and equity grants pursuant to the EBS Equity Plan. Total stock-based compensation expense incurred for the period from January 1 through November 15, 2006, the period from November 16 through December 31, 2006 and for 2007 was approximately $6.1 million, $0.3 million and $2.1 million, respectively. Total equity-based compensation expense of approximately $4.5 million, $4.1 million and $2.6 million was incurred for 2007, 2008 and the three months ended March 31, 2009, respectively.

In connection with the reorganization transactions, the EBS Phantom Awards held by certain of our employees will be converted into 329,172 shares of our Class A common stock, 656,917 restricted stock units and 1,700,111 options to purchase shares of our Class A common stock (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result of this conversion, we expect to recognize additional compensation expense of approximately $8.4 million at the date on which this offering is completed.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on the best information available to us at the time the estimates and assumptions are made, on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies include areas that require a significant amount of judgment and estimates.

Revenue Recognition

We generate revenues by providing products and services that automate and simplify business and administrative functions for payers and providers, generally on either a per transaction, per document, per communication basis or, in some cases, on a monthly flat-fee basis. We generally charge a one-time implementation fee to payers and providers at the inception of a contract in connection with related setup and connection to our network and other systems. In addition, we receive software license fees and software and hardware maintenance fees from payers who license our systems for converting paper claims into electronic claims and, occasionally, sell additional software and hardware products to such payers.

Revenue for transaction services, payment services and patient statements are recognized as the services are provided. Postage fees related to our payment services and patient statement volumes are recorded on a gross basis in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs. Implementation and software license and software maintenance fees are amortized to revenue on a straight-line basis over the contract period, which generally varies from one to three years. Software and hardware sales are recognized once all elements are delivered and customer acceptance is received.

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenues on our consolidated balance sheets.

We exclude sales and use tax from revenue in our consolidated statements of operations.

Software Development Costs

We account for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and data conversion costs are expensed as incurred. Capitalized software costs are included in property and equipment within our consolidated balance sheets and are amortized over a three-year period.

Business Combinations

In accordance with SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), we allocate the consideration transferred (i.e. purchase price) in a business combination to the acquired business’ identifiable assets, liabilities, and noncontrolling interests at their acquisition date fair value. The excess of the purchase price over the amount allocated to the identifiable assets, liabilities and noncontrolling interests, if any, is recorded as goodwill. Any excess of fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, is generally recognized within our earnings as of the acquisition date.

We estimate the fair value of the assets, liabilities and noncontrolling interests based on one or a combination of income, cost, or market approaches as determined based on the nature of the asset or liability and the level of inputs available to us (i.e. quoted prices in an active market, other observable inputs or unobservable inputs). To the extent that our initial accounting for a business combination is incomplete at the end of a reporting period, we report provisional amounts for those items which are incomplete. We retroactively adjust such provisional amounts as of the acquisition date once we receive new information about facts and circumstances that existed as of the acquisition date.

Goodwill and Intangible Assets

Goodwill and intangible assets from our acquisitions are accounted for using the purchase method of accounting. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets generally as follows:

Customer relationships	9 to 20 years
Trade names	20 years
Non-compete agreements	1 to 5 years

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we review the carrying value of goodwill annually and whenever indicators of impairment are present. With respect to goodwill, we determine whether potential impairment losses are present by comparing the carrying value of our reporting units to the fair value of our reporting units. If the fair value of the reporting unit is less than the carrying value of the reporting unit, then a hypothetical purchase price allocation is used to determine the amount of goodwill impairment.

Our reporting units are determined in accordance with SFAS 142. We have identified our payer, provider, and pharmacy operating segments as our reporting units. We estimate the fair value of our reporting units using a methodology that considers both income and market approaches. Specifically, we develop an initial estimate of the fair value of each reporting unit as the present value of the expected future cash flows to be generated by the reporting unit. We then validate this initial amount by comparison to a value determined based on transaction multiples among guideline publicly traded companies.

Each approach requires the use of certain assumptions. The income approach requires management to exercise judgment in making assumptions regarding the reporting unit’s future income stream, a discount rate and a constant rate of growth after the initial five year forecast period utilized. These assumptions are subject to change based on business and economic conditions and could materially affect the indicated values of our reporting units. For example, a 100 basis point change in our selected discount rate would result in a change in the indicated value of our payer, provider and pharmacy reporting units of approximately $91.1 million, $97.5 million and $12.6 million, respectively, which would have required additional impairment analysis in accordance with SFAS 142.

The market approach requires management to exercise judgment in its selection of the guideline companies as well in its selection of the most relevant transaction multiple. Guideline companies selected are comparable to us in terms of product or service offerings, markets, and/or customers, among other characteristics. We considered two transaction multiples — (i) the ratio of market value of invested capital to earnings before interest and taxes (MVIC/EBIT) and (ii) the ratio of market value of invested capital to earnings before interest, taxes, depreciation, and amortization (MVIC/EBITDA).

Our method of assessing the fair value of our reporting units and our method of selecting the key assumptions did not change from 2007 to 2008. However, a decline in the market returns on equity and the borrowing costs at the date of our evaluation resulted in an average 200 point decrease in the discount rate from the comparable prior year evaluation.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 generally requires us to record deferred income taxes for the tax effect of differences between book and tax bases of our assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved would adversely affect utilization of our deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

We recognize uncertain tax positions in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Equity-Based Compensation

Compensation expense related to our equity-based awards is recognized on a straight-line basis over the vesting period under the provisions of SFAS 123(R), Share Based Payment (“SFAS 123(R)”), using the modified prospective method. The fair value of equity awards is determined by utilizing a contemporaneous independent third party valuation using a Black-Scholes model and assumptions as to expected term, expected volatility, expected dividends and the risk free rate. Our equity-based awards have historically been classified as liabilities due to certain repurchase features. We remeasure the fair value of liability awards at each reporting date. Liability awards are included in other long-term liabilities in the consolidated balance sheets.

In June 2009, we modified the repurchase features of all awards previously granted under the EBS Equity Plan. Following this modification, all awards granted under the EBS Equity Plan were reclassified as equity awards. Awards granted under the EBS Incentive Plan continue to be classified as liabilities.

Results of Operations

The following table summarizes our consolidated results of operations for the period from January 1 through November 15, 2006 (Predecessor), the period from November 16 through December 31, 2006, the years ended December 31, 2007 and December 31, 2008 and for the quarters ended March 31, 2008 and March 31, 2009:

									Unaudited
	Emdeon Business Services		Emdeon Inc.
	(Predecessor)(1)		(Successor)(1)
	Period From Jan. 1,		Period From Nov. 16,
	2006		2006 to				Year Ended		Three Months Ended		Three Months Ended
	to Nov. 15,		Dec. 31,		Year Ended		December 31,		March 31,		March 31,
	2006		2006		December 31, 2007		2008		2008		2009
		% of		% of		% of		% of		% of		% of
	Amount	Revenue(2)	Amount	Revenue(2)	Amount	Revenue(2)	Amount	Revenue(2)	Amount	Revenue(2)	Amount	Revenue(2)
	(in thousands)
Revenues(3)
Payer Services	$299,991	45.2%	$39,318	44.7%	$366,675	45.4%	$372,159	43.6%	$92,089	43.8%	$95,528	43.4%
Provider Services	336,243	50.7	44,934	51.1	408,439	50.5	444,845	52.1	109,314	52.0	114,642	52.1
Pharmacy Services	32,055	4.8	4,143	4.7	36,937	4.6	39,067	4.6	9,692	4.6	10,249	4.7
Eliminations	(5,103)	(0.8)	(492)	(0.6)	(3,514)	(0.4)	(2,472)	(0.3)	(700)	(0.3)	(534)	(0.2)

Total revenues	663,186	100.0	87,903	100.0	808,537	100.0	853,599	100.0	210,395	100.0	219,885	100.0

Costs of operations
Payer Services	201,452	67.2	26,514	67.4	241,755	65.9	242,950	65.3	61,540	66.8	59,876	62.7
Provider Services	221,587	65.9	29,680	66.1	268,529	65.7	292,844	65.8	72,800	66.6	73,434	64.1
Pharmacy Services	6,250	19.5	763	18.4	6,753	18.3	6,619	16.9	1,678	17.3	1,708	16.7
Eliminations	(4,181)		(329)		(2,460)		(1,843)		(507)		(420)

Total costs of operations	425,108	64.1	56,628	64.4	514,577	63.6	540,570	63.3	135,511	64.4	134,598	61.2

Development and engineering
Payer Services	8,303	2.8	1,000	2.5	11,157	3.0	10,472	2.8	2,140	2.3	2,632	2.8
Provider Services	9,675	2.9	1,277	2.8	12,869	3.2	14,015	3.2	3,525	3.2	3,422	3.0
Pharmacy Services	3,812	11.9	505	12.2	4,513	12.2	5,131	13.1	1,301	13.4	1,162	11.3
Eliminations	(8)		—		—		—		—		—

Total development and engineering	21,782	3.3	2,782	3.2	28,539	3.5	29,618	3.5	6,966	3.3	7,216	3.3

Sales, marketing, general and admin
Payer Services	22,547	7.5	3,066	7.8	22,386	6.1	23,286	6.3	6,490	7.0	5,854	6.1
Provider Services	26,513	7.9	3,671	8.2	31,329	7.7	30,475	6.9	8,196	7.5	7,486	6.5
Pharmacy Services	3,031	9.5	357	8.6	3,561	9.6	3,864	9.9	948	9.8	978	9.5
Eliminations	(914)		(163)		(1,052)		(624)		(193)		(113)

Total sales, marketing, general and admin excluding corporate	51,177	7.7	6,931	7.9	56,224	7.0	57,001	6.7	15,441	7.3	14,205	6.5

Income from segment operations	165,119	24.9	21,562	24.5	209,197	25.9	226,410	26.5	52,477	24.9	63,866	29.0
Corporate expense	29,175	4.4	5,831	6.6	38,251	4.7	37,292	4.4	8,497	4.0	9,955	4.5
Depreciation and amortization	30,440	4.6	7,127	8.1	62,811	7.8	97,864	11.5	21,267	10.1	25,098	11.4

Operating income	105,504	15.9	8,604	9.8	108,135	13.4	91,254	10.7	22,713	10.8	28,813	13.1
Interest income	(67)	(0.0)	(139)	(0.2)	(1,567)	(0.2)	(963)	(0.1)	(297)	(0.1)	(21)	(0.0)
Interest expense	25	0.0	10,113	11.5	74,325	9.2	71,717	8.4	24,789	11.8	17,942	8.2

Income (loss) before income tax provision	105,546	15.9	(1,370)	(1.6)	35,377	4.4	20,500	2.4	(1,779)	(0.8)	10,892	5.0
Income tax provision (benefit)	42,004	6.3	1,014	1.2	18,101	2.2	8,567	1.0	(3,205)	(1.5)	7,602	3.5

Net income (loss)	63,542	9.6%	(2,384)	(2.7)%	17,276	2.1%	11,933	1.4%	1,426	(0.7)%	3,290	1.5%
Net income (loss) attributable to noncontrolling interest	—		—		—		2,702		(1,640)		2,072

Net income (loss) attributable to controlling interest	$63,542		$(2,384)		$17,276		$9,231		$3,066		$1,218

(1)	Our financial results prior to November 16, 2006 represent the financial results of the group of subsidiaries of HLTH that comprised its Emdeon Business Services segment. On November 16, 2006, HLTH sold a 52% interest in EBS Master (which was formed as a holding company for our business in connection with that transaction) to an affiliate of General Atlantic. Accordingly, the financial information presented reflects the results of operations and financial condition of Emdeon Business Services before the 2006 Transaction (Predecessor) and of us after the 2006 Transaction (Successor).

(footnotes continued on next page)

(2)	All references to percentage of revenues for expense components refer to the percentage of revenues of such segment.

(3)	See “Note 23 — Segment Reporting” to our audited financial statements and “Note 14 — Segment Reporting” to our unaudited financial statements included elsewhere in this prospectus for further detail of our revenues within each reportable segment.

Our historical consolidated operating results do not reflect (i) the step-up in the value of certain assets as a result of the 2008 Transaction (other than for the year ended December 31, 2008, and the three months ended March 31, 2008 and 2009), (ii) the creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements, (iii)  the acquisition of the Sentinel Group, (iv) the eRX Acquisition, (v) this offering and the application of the net proceeds from this offering and (v) additional costs we will incur as a public company. As a result, our historical consolidated operating results may not be indicative of what our results of operations will be for future periods.

Management’s discussion and analysis of the results of operations for the historical periods prior to November 16, 2006 does not reflect the impact that the 2006 Transaction and the 2008 Transaction have had and will have on us, including increased leverage and liquidity requirements. For a discussion of the significant items affecting the comparability of the 2006 predecessor period and successor periods, see “— Significant Items Affecting Comparability” above.

Quarter Ended March 31, 2009 Compared to Quarter Ended March 31, 2008

Revenues

Our total revenues were $219.9 million for the quarter ended March 31, 2009 as compared to $210.4 million for the quarter ended March 31, 2008, an increase of approximately $9.5 million or 4.5%.

Our payer services segment revenue is summarized by product line in the following table:

	March 2009	March 2008	$ Change

Claims management	$45,112	$45,388	$(276)
Payment services	50,346	46,590	3,756
Intersegment revenue	70	111	(41)

	$95,528	$92,089	$3,439

Claims management revenues for the quarter ended March 31, 2009 declined by approximately $0.3 million, or 0.6%, from the quarter ended March 31, 2008 due primarily to a decrease in paper to electronic claims volumes. Payment services revenues for the quarter ended March 31, 2009 increased by approximately $3.8 million, or 8.1%. This increase was primarily driven by new sales and implementations, as well as the impact of a U.S. postage rate increase effective in May 2008.

Our provider services segment revenue is summarized by product line in the following table:

	March 2009	March 2008	$ Change

Patient statements	$68,672	$65,670	$3,002
Revenue cycle management	37,746	35,258	2,488
Dental	7,760	7,797	(37)
Intersegment revenue	464	589	(125)

	$114,642	$109,314	$5,328

Patient statement revenues for the quarter ended March 31, 2009 increased approximately $3.0 million, or 4.6%, primarily due to the acquisition of the patient statement business of GE Healthcare Information Technology in September 2008 and the impact of a U.S. postage rate increase effective in May 2008, offset by customer attrition. Revenue cycle management revenues for the quarter ended March 31, 2009 increased approximately $2.5 million, or 7.1%, primarily from new sales and implementations, offset by attrition in legacy products. Dental revenues were $7.8 million for both the quarters ended March 31, 2009 and 2008, reflecting generally consistent levels of activity.

Our pharmacy services segment revenues were $10.2 million for the quarter ended March 31, 2009 as compared to $9.7 million for the quarter ended March 31, 2008, an increase of approximately $0.6 million, or 5.7%. This increase was primarily attributable to new sales and implementations. In future periods, we expect our pharmacy services segment revenues to increase as a result of the eRX Acquisition.

Cost of Operations

Our total cost of operations was $134.6 million for the quarter ended March 31, 2009 as compared to $135.5 million for the quarter ended March 31, 2008, a decrease of approximately $0.9 million, or 0.7%.

Our cost of operations for our payer services segment was $59.9 million for the quarter ended March 31, 2009 as compared to $61.5 million for the quarter ended March 31, 2008, a decrease of approximately $1.7 million, or 2.7%. As a percentage of revenue, our payer services costs of operations decreased to 62.7% for the quarter ended March 31, 2009 as compared to 66.8% for the quarter ended March 31, 2008. The decrease in payer segment costs of operations both in terms of dollar amount and as a percentage of revenue was primarily attributable to (i) reduced rebates due to the expiration of two contracts with a channel partner, (ii) reduced data communication expenses from lower rates, consolidation of data centers and improved utilization of our existing data communication capabilities and (iii) the absence of severance costs related to 2008 efficiency measures, combined with the resulting reduction in compensation in the quarter ended March 31, 2009. These reductions were partially offset by higher postage costs resulting from a U.S. postage rate increase effective in May 2008.

Our cost of operations for our provider services segment was $73.4 million for the quarter ended March 31, 2009 as compared to $72.8 million for the quarter ended March 31, 2008, an increase of approximately $0.6 million, or 0.9%. As a percentage of revenue, our provider services segment costs of operations decreased to 64.1% for the quarter ended March 31, 2009 as compared to 66.6% for the quarter ended March 31, 2008. The increase in provider services costs of operations was primarily attributable to the acquisition of the patient statement business of GE Healthcare Information Technology in September 2008 and a U.S. postage rate increase in May 2008, partially offset by a reduction in data communication expenses from lower rates, consolidation of our data centers and improved utilization of our internal data communication capabilities.

Our cost of operations for our pharmacy services segment was $1.7 million for both the quarter ended March 31, 2009 and the quarter ended March 31, 2008 reflecting generally consistent levels of activity in each period. We expect our costs of operations for our pharmacy services segment to increase in future periods as a result of the eRx Acquisition.

Development and Engineering Expense

Our total development and engineering expense was $7.2 million for the quarter ended March 31, 2009 as compared to $7.0 million for the quarter ended March 31, 2008, an increase of approximately $0.3 million, or 3.6%, reflecting generally consistent levels of activity in each period.

Sales, Marketing, General and Administrative Expense (Excluding Corporate Expense)

Our total sales, marketing, general and administrative expense (excluding corporate expense) was $14.2 million for the quarter ended March 31, 2009 as compared to $15.4 million for the quarter ended March 31, 2008, a decrease of approximately $1.2 million, or 8.0%.

Our sales, marketing, general and administrative expense for our payer services segment was $5.9 million for the quarter ended March 31, 2009 as compared to $6.5 million for the quarter ended March 31, 2008, a decrease of approximately $0.6 million, or 9.8%. This decrease was primarily attributable to the absence of severance costs related to 2008 efficiency measures combined with the resulting reduced compensation in the quarter ended March 31, 2009.

Our sales, marketing, general and administrative expense for our provider services segment was $7.5 million for the quarter ended March 31, 2009 as compared to $8.2 million for the quarter ended March 31, 2008, a decrease of approximately $0.7 million, or 8.7%. This decrease was primarily attributable to 2008 efficiency measures which reduced compensation costs, as well as our utilization of internal personnel to develop product enhancements for which eligible costs were capitalized, in the quarter ended March 31, 2009.

Our sales, marketing, general and administrative expense for our pharmacy services segment was approximately $1.0 million for both the quarter ended March 31, 2009 and the quarter ended March 31, 2008, reflecting generally consistent levels of activity in each period.

Corporate Expense

Our corporate expense was $10.0 million for the quarter ended March 31, 2009 as compared to $8.5 million for the quarter ended March 31, 2008, an increase of approximately $1.5 million, or 17.2%. This increase was primarily attributable to increased professional fees, increased headcount and other costs associated with building the infrastructure required to operate as a public company and costs of added functions such as business development and public relations.

Depreciation and Amortization Expense

Our depreciation and amortization expense was $25.1 million for the quarter ended March 31, 2009 as compared to $21.3 million for the quarter ended March 31, 2008, an increase of approximately $3.8 million, or 18.0%. This increase was primarily attributable to additional depreciation and amortization expense related to purchase accounting adjustments associated with the 2008 Transaction, as well as depreciation of property and equipment placed in service subsequent to March 31, 2008. The increased depreciation and amortization from the 2008 Transaction is fully reflected in the quarter ended March 31, 2009 while only reflected for the period from February 8, 2008 to March 31, 2008 in the quarter ended March 31, 2008.

Interest Income

We had minimal interest income for the quarter ended March 31, 2009 as compared to $0.3 million for the quarter ended March 31, 2008, a decrease of approximately $0.3 million. While our interest-bearing cash and cash equivalent balances have increased since March 31, 2008, this increase was more than offset by the effect of a reduction in the market interest rates available to us during the quarter ended March 31, 2009.

Interest Expense

Our interest expense was $17.9 million for the quarter ended March 31, 2009 as compared to $24.8 million for the quarter ended March 31, 2008, a decrease of approximately $6.8 million, or 27.6%. The comparability of interest expense between these two quarters is impacted by the adjustment of 48% of our debt to its fair value in connection with the 2008 Transaction, the discontinuation of hedge accounting treatment for our interest rate swap from February 2008 to September 2008, as well as a decline in the variable interest rates under our credit agreements. Both the adjustment of 48% of our debt to fair value and the discontinuation of hedge accounting treatment of our interest rate swap resulted in increased interest expense from the amortization of such items. This increased amortization is fully reflected in the quarter ended March 31, 2009 while only reflected for the period from February 8, 2008 to March 31, 2008 in the quarter ended March 31, 2008. Additionally, the discontinuation of hedge accounting treatment required us to adjust our interest rate swap to fair market value with the change reflected in interest expense. The quarter ended March 31, 2008 included interest expense of approximately $4.5 million related to this fair value adjustment. No similar adjustment is reflected in the quarter ended March 31, 2009 as we redesignated our interest rate swap agreement as a hedge of our interest rate risk in September 2008. The remaining decrease in interest expense was attributable to a decline in variable interest rates associated with our debt.

Income Taxes

Our income tax expense was $7.6 million for the quarter ended March 31, 2009 as compared to an income tax benefit of $3.2 million for the quarter ended March 31, 2008, which resulted in an effective income tax rate of 69.8% and (180.2%), respectively. The differences between the federal statutory rate and these effective income tax rates principally relate to the change in our book basis versus tax basis in our investment in EBS Master, an increase in the valuation allowance and other permanent differences.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Our total revenues were $853.6 million in 2008 as compared to $808.5 million in 2007, an increase of approximately $45.1 million, or 5.6%. This increase in revenue was net of approximately $4.7 million revenue reduction in 2008 from purchase accounting adjustments associated with the 2008 Transaction.

Our payer services segment revenue is summarized by product line in the following table:

	2008	2007	Change

Claims management	$179,930	$192,318	$(12,388)
Payment services	191,874	173,677	18,197
Intersegment revenue	355	680	(325)

	$372,159	$366,675	$5,484

Claims management revenues for 2008 declined by approximately $12.4 million, or 6.4%, from 2007. This decrease was primarily driven by (i) reduced average transaction rates from market pricing pressures and the execution of additional MGAs, (ii) a decline in electronic batch claims transaction volumes primarily related to the expiration of two contracts with a channel partner and conversion of a MGA to a standard payer arrangement and (iii) a purchase accounting adjustment reducing revenue by approximately $1.4 million recorded in connection with the 2008 Transaction. This decrease in revenue was partially offset by higher volumes in other transaction categories. Payment services revenues for 2008 increased by approximately $18.2 million, or 10.5%. This increase was primarily driven by new sales and implementations, as well as the impact of U.S. postage rate increases effective in May 2008 and May 2007.

Our provider services segment revenue is summarized by product line in the following table:

	2008	2007	Change

Patient statements	$266,233	$240,074	$26,159
Revenue cycle management	144,904	136,679	8,225
Dental	31,591	28,852	2,739
Intersegment revenue	2,117	2,834	(717)

	$444,845	$408,439	$36,406

Patient statement revenues for 2008 increased approximately $26.2 million, or 10.9%, due to (i) the acquisitions of IXT Solutions in December 2007 and the patient statement business of GE Healthcare Information Technology in September 2008 and (ii) the impact of U.S. postage rate increases effective in May 2008 and May

2007, offset by customer attrition. Revenue cycle management revenues for 2008 increased approximately $8.2 million, or 6.0%, from new sales and implementations, net of a purchase accounting adjustment reducing revenue by approximately $3.3 million recorded in connection with the 2008 Transaction and attrition in legacy products. Dental revenues for 2008 increased approximately $2.7 million, or 9.5%, due to new sales and implementations.

Our pharmacy services segment revenues were $39.1 million in 2008 as compared to $36.9 million in 2007, an increase of approximately $2.1 million, or 5.8%. This increase was attributable to new sales and implementations.

Cost of Operations

Our total cost of operations was $540.6 million in 2008 as compared to $514.6 million in 2007, an increase of approximately $26.0 million, or 5.1%.

Our cost of operations for our payer services segment was $243.0 million in 2008 as compared to $241.8 million in 2007, an increase of approximately $1.2 million, or 0.5%. As a percentage of revenue, our payer services costs of operations decreased to 65.3% in 2008 as compared to 65.9% in 2007. The increase in payer segment costs of operations was primarily attributable to higher material and postage costs resulting from higher payment services volumes and U.S. postage rate increases in May 2008 and May 2007. The increase in our payer segment’s costs of operations was partially offset by reduced rebates paid to channel partners primarily related to the expiration of two contracts with a channel partner. The decrease in our payer services costs of operations as a percentage of revenue was largely attributable to increased utilization of outsourced services.

Our cost of operations for our provider services segment was $292.8 million in 2008 as compared to $268.5 million in 2007, an increase of $24.3 million, or 9.1%. As a percentage of revenue, our provider services segment costs of operations increased to 65.8% in 2008 as compared to 65.7% in 2007. The increase in provider services costs of operations is primarily attributable to (i) the acquisition of IXT Solutions in December 2007, (ii) the acquisition of the patient statement business of GE Healthcare Information Technology in September 2008 and (iii) U.S. postage rate increases in May 2008 and May 2007, partially offset by reduced data communication expense.

Our cost of operations for our pharmacy services segment was $6.6 million in 2008 as compared to $6.7 million in 2007, a decrease of $0.1 million, or 2.0%, reflecting generally consistent levels of activity in each period.

Development and Engineering Expense

Our total development and engineering expense was $29.6 million in 2008 as compared to $28.5 million in 2007, an increase of approximately $1.1 million, or 3.8%. The increase was primarily attributable to increased costs of efficiency measures and product development activity in 2008.

Sales, Marketing, General and Administrative Expense (Excluding Corporate Expense)

Our total sales, marketing, general and administrative expense (excluding corporate expense) was $57.0 million in 2008 as compared to $56.2 million in 2007, an increase of approximately $0.8 million or 1.4%.

Our sales, marketing, general and administrative expense for our payer services segment was $23.3 million in 2008 as compared to $22.4 million in 2007, an increase of approximately $0.9 million, or 4.0%. This increase was primarily attributable to higher commissions from increased 2008 sales, severance costs incurred related to 2008 efficiency measures and increased bad debt expense, partially offset by our utilization of internal personnel in product development initiatives for which eligible costs were capitalized.

Our sales, marketing, general and administrative expense for our provider services segment was $30.5 million in 2008 as compared to $31.3 million in 2007, a decrease of approximately $0.9 million, or 2.7%. This decrease was primarily attributable to a reduction in personnel costs from our efficiency measures in early 2008, and the absence of equity compensation expense in 2008 associated with HLTH stock compensation plans, partially offset by increased bad debt expense.

Our sales, marketing, general and administrative expense for our pharmacy services segment was $3.9 million in 2008 as compared to $3.6 million in 2007, an increase of approximately $0.3 million, or 8.5%, reflecting general consistent levels of activity for both periods.

Corporate Expense

Our corporate expense was $37.3 million in 2008 as compared to $38.3 million in 2007, a decrease of approximately $1.0 million, or 2.5%. This decrease was primarily attributable to lower transition service fees for services provided by HLTH to us after our separation from HLTH and the absence in 2008 of stock-based compensation expense associated with HLTH’s stock compensation plans. The decrease in corporate expense was partially offset by charges and costs associated with the relocation of our corporate headquarters and the related abandonment of our prior headquarters facility, as well as certain increased personnel and other costs in 2008 associated with our transition to a stand-alone company.

Depreciation and Amortization Expense

Our depreciation and amortization expense was $97.9 million in 2008 as compared to $62.8 million in 2007, an increase of approximately $35.1 million, or 55.8%. This increase is primarily attributable to additional depreciation and amortization expense related to purchase accounting adjustments associated with the 2008 Transaction, as well as depreciation of property and equipment placed in service in 2008.

Interest Income

Our interest income was $1.0 million in 2008 as compared to $1.6 million in 2007, a decrease of approximately $0.6 million, or 38.5%. While our interest-bearing cash and cash equivalent balances increased in 2008 as compared to 2007, this increase was more than offset by the effect of a reduction in market interest rates available to us during 2008.

Interest Expense

Our interest expense was $71.7 million in 2008 as compared to $74.3 million in 2007, a decrease of approximately $2.6 million, or 3.5%. This decrease is primarily attributable to a reduction of interest expense of approximately $12.7 million related to changes in the fair value of our interest rate swap agreement from February 8, 2008 (the date of the 2008 Transaction) to September 30, 2008 (the date our swap was re-designated as an accounting hedge) and lower variable interest rates under our credit agreements. Partially offsetting the change in fair market value of our interest rate swap was interest expense from the amortization of the debt discount, which resulted from adjusting 48% of our debt to its fair value, and from the amortization of the value of the interest rate swap at the time hedge accounting was discontinued, both of which resulted from the 2008 Transaction.

Income Taxes

Our income tax expense was $8.6 million in 2008 as compared to $18.1 million in 2007, which resulted in an effective income tax rate of 41.8% and 51.2%, respectively. The differences between the federal statutory rate and these effective income tax rates principally relate to the change in our book basis versus tax basis in our investment in EBS Master, state income taxes, an increase in the valuation allowance and other permanent differences.

Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through November 15, 2006 (Predecessor) and the Period from November 16, 2006 through December 31, 2006 (Successor)

Revenues

Our total revenues were $808.5 million in 2007 as compared to $663.2 million in the period from January 1 to November 15, 2006 and $87.9 million in the period from November 16 to December 31, 2006.

Our payer services segment revenue is summarized by product line in the following table:

	Year Ended	January 1, 2006 to	November 16 to
	December 31, 2007	November 15, 2006	December 31, 2006

Claims management	$192,318	$163,577	$21,462
Payment services	173,677	134,471	17,746
Intersegment revenue	680	1,943	110

	$366,675	$299,991	$39,318

Claims management revenues for 2007 reflected higher electronic claims transaction volumes, partially offset by (i) reduced average electronic batch claims rates from market pricing pressures and the execution of additional MGAs and (ii) lower software systems and maintenance revenues. Payment services revenues for 2007 reflected new sales and implementations, as well as the impact of a U.S. postage rate increase in May 2007.

Our provider services segment revenue is summarized by product line in the following table:

	Year Ended	January 1, 2006 to	November 16 to
	December 31, 2007	November 15, 2006	December 31, 2006

Patient statements	$240,074	$195,024	$26,856
Revenue cycle management	136,679	114,261	14,646
Dental	28,852	23,798	3,050
Intersegment revenue	2,834	3,160	382

	$408,439	$336,243	$44,934

Patient statement, revenue cycle management, and dental revenues for 2007 reflect new sales and implementations. Patient statement revenues also reflect the impact of a U.S. postage rate increase in May 2007.

Our pharmacy services segment revenues were $36.9 million in 2007 as compared to $32.1 million in the period from January 1 to November 15, 2006 and $4.1 million in the period from November 16 to December 31, 2006.

Cost of Operations

Our total cost of operations was $514.6 million in 2007 as compared to $425.1 million in the period from January 1 to November 15, 2006 and $56.6 million in the period from November 16 to December 31, 2006.

Our cost of operations for our payer services segment was $241.8 million in 2007 as compared to $201.5 million in the period from January 1 to November 15, 2006 and $26.5 million in the period from November 16 to December 31, 2006. Our payer services costs of operations for 2007 reflect increased postage and materials costs due to increased payment services volumes and the impact of a U.S. postage rate increase in May 2007, as well as severance and other costs related to our efficiency measures. These increases were partially offset by (i) reduced data communication expenses from lower rates resulting from efficiency measures and a renegotiated supplier contract, (ii) production efficiencies in payment services and (iii) reduced personnel costs due to lower paper to electronic claims volumes. Our payer services segment’s cost of operations as a percentage of revenue decreased to

65.9% in 2007 from 67.2% in the period from January 1 to November 15, 2006 and 67.4% in the period from November 16 to December 31, 2006 primarily due to the impact of reduced data communication expenses and other production efficiencies, offset partially by the impact of a U.S. postage rate increase in May 2007.

Our cost of operations for our provider services segment was $268.5 million in 2007 as compared to $221.6 million in the period from January 1 to November 15, 2006 and $29.7 million in the period from November 16 to December 31, 2006. Costs of operations for our provider services segment in 2007 reflected higher postage, materials and rebate costs related to increased patient statement volumes and the impact of a U.S. postage rate increase in May 2007, as well as increased information technology support costs. These unfavorable factors were partially offset by (i) reduced data communication expenses from lower rates resulting from efficiency measures and a renegotiated supplier contract, (ii) other production efficiencies and (iii) lower compensation expense related to HLTH equity awards issued prior to the 2006 Transaction. Our provider services segment’s cost of operations as a percentage of revenue was relatively stable during 2007 and both of the 2006 periods as reduced data communication costs and other production efficiencies offset the impact of the U.S. postage rate increase in May 2007.

Our cost of operations for our pharmacy services segment was $6.8 million in 2007 as compared to $6.3 million in the period from January 1, 2006 to November 15, 2006 and $0.8 million in the period from November 16, 2006 to December 31, 2006, reflecting generally consistent levels of activity in all periods.

Development and Engineering Expense

Our development and engineering expense was $28.5 million in 2007 as compared to $21.8 million in the period from January 1 to November 15, 2006 and $2.8 million in the period from November 16 to December 31, 2006. The increase in 2007 was primarily attributable to increased product development activity after the 2006 Transaction was completed.

Sales, Marketing, General and Administrative Expense (Excluding Corporate Expense)

Our total sales, marketing, general and administrative expense (excluding corporate expense) was $56.2 million in 2007 as compared to $51.2 million in the period from January 1 to November 15, 2006 and $6.9 million in the period from November 16 to December 31, 2006.

Our sales, marketing, general and administrative expense for our payer services segment was $22.4 million in 2007 as compared to $22.5 million in the period from January 1 to November 15, 2006 and $3.1 million in the period from November 16 to December 31, 2006. The decrease in sales, marketing, general and administrative expense for 2007 reflects a reduction in bad debt expense and lower compensation expense related to HLTH equity awards issued prior to the 2006 Transaction.

Our sales, marketing, general and administrative expense for our provider services segment was $31.3 million in 2007 as compared to $26.5 million in the period from January 1 to November 15, 2006 and $3.7 million in the period from November 16 to December 31, 2006, reflecting generally consistent levels of activity in all periods.

Our sales, marketing, general and administrative expense for our pharmacy services segment was $3.6 million in 2007 as compared to $3.0 million in the period from January 1 to November 15, 2006 and $0.4 million in the period from November 16 to December 31, 2006, reflecting generally consistent levels of activity in all periods.

Corporate Expense

Our corporate expense was $38.3 million in 2007 as compared to $29.2 million in the period from January 1 to November 15, 2006 and $5.8 million in the period from November 16 to December 31, 2006. Corporate expense for 2007 reflected (i) increased marketing expense, (ii) an external consulting fee associated with our efficiency measures, (iii) increased transition services fees to HLTH and (iv) increased personnel, insurance, legal, equity compensation and other costs related to our operation as a stand-alone company following the 2006 Transaction. These increases were partially offset by the absence in 2007 of a corporate allocation charge from HLTH and $4.2 million of costs incurred related to the 2006 Transaction.

Depreciation and Amortization Expense

Our depreciation and amortization expense was $62.8 million in 2007 as compared to $30.4 million in the period from January 1 to November 15, 2006 and $7.1 million in the period from November 16 to December 31, 2006. Depreciation and amortization for 2007 reflect additional amortization expense attributable to increased intangible assets recognized in connection with the 2006 Transaction and depreciation related to additional property and equipment placed in service during 2007.

Interest Income

Our interest income was $1.6 million in 2007 as compared to $0.1 million in the period from January 1 to November 15, 2006 and $0.1 million in the period from November 16 to December 31, 2006. Interest income in 2007 reflects larger cash balances maintained in our bank accounts. Prior to the 2006 Transaction, the majority of our cash was maintained at the corporate level of HLTH.

Interest Expense

Our interest expense was $74.3 million in 2007 as compared to $10.1 million in the period from November 16 to December 31, 2006. Minimal interest expense was incurred in the period from January 1 to November 15, 2006. Interest expense for 2007 and the period from November 16, 2006 to December 31, 2006 is attributable to long-term debt and related loan costs associated with our credit agreements, which we entered into at the time of the 2006 Transaction. Prior to the 2006 Transaction, we did not have significant long-term debt obligations.

Income Taxes

Our income tax expense was $18.1 million in 2007 as compared to $42.0 million in the period from January 1 to November 15, 2006 and $1.0 million in the period from November 16 to December 31, 2006, which resulted in an effective income tax rate of 51.1%, 39.8% and (74.0%), respectively. The differences between the federal statutory rate and these effective income tax rates principally relate to the change in our book basis versus tax basis in our investment in EBS Master, state income taxes, increase in the valuation allowance, foreign losses and other permanent differences.

Liquidity and Capital Resources

General

We are a holding company with no material business operations. Our principal asset is the equity interests we own in EBS Master. We conduct all of our business operations through the direct and indirect subsidiaries of EBS Master. Accordingly, our only material sources of cash are dividends or other distributions or payments that are derived from earnings and cash flow generated by the subsidiaries of EBS Master.

We have financed our operations primarily through cash provided by operating activities, private sales of EBS Units to the Principal Equityholders and borrowings under our credit agreements. These sources of financing have been our principal sources of liquidity to date. We intend to use approximately $5.3 million of our net proceeds from this offering (based on an assumed initial public offering price of $14.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus)) to purchase 389,092 EBS Units held by certain

EBS Equity Plan Members and will use any remaining proceeds for working capital and general corporate purposes, which may include the repayment of indebtedness and to fund future acquisitions. We believe that our existing cash on hand, the net proceeds from this offering, cash generated from operating activities and available borrowings under our revolving credit agreement ($44.2 million as of March 31, 2009) will be sufficient to service our existing debt, finance internal growth, fund capital expenditures and fund small to mid-size acquisitions.

As of March 31, 2009, we had cash and cash equivalents of $78.4 million as compared to $71.5 million as of December 31, 2008 and $33.7 million as of December 31, 2007. As of June 30, 2009, we had cash and cash equivalents of $96.1 million. On July 2, 2009, we paid approximately $75.0 million from our available cash in connection with the eRx Acquisition.

Prior to the eRx Acquisition, we have generally retained the cash generated from our operations since 2007 due to the conditions of the credit markets as a result of the general weakening of the global economy. Our cash balances in the future may be reduced if we expend our cash on capital expenditures, future acquisitions or elect to make optional prepayments under our credit agreements. In addition, if as a result of the current conditions in the credit markets, any of the lenders participating in our revolving credit agreement become insolvent, it may make it more difficult for us to borrow under our revolving credit agreement, which could adversely affect our liquidity. Credit market instability also may make it more difficult for us to obtain additional financing or refinance our existing credit facilities in the future on acceptable terms. If we were unable to obtain such additional financing when needed or were unable to refinance our credit facilities, our financial condition could be adversely affected.

Cash Flows

Operating Activities

Cash provided by operations for the quarter ended March 31, 2009 was $41.7 million as compared to $27.7 million for the quarter ended March 31, 2008. This $14.0 million increase reflects increased collections net of payments associated with business growth, routine variances in collections and payment timing and reduced interest payments.

Cash provided by operations for the year ended December 31, 2008 was $83.3 million as compared to $98.0 million for the year ended December 31, 2007. This $14.7 million decrease reflects growth in non-cash working capital assets and liabilities, partially offset by increased collections net of payments associated with business growth and reduced interest payments.

Cash provided by operations for the year ended December 31, 2007 was $98.0 million as compared to $125.4 million in the period from January 1, 2006 to November 15, 2006 and $22.0 million in the period from November 16, 2006 to December 31, 2006. The decrease in cash provided by operations in 2007 was primarily attributable to (i) $62.9 million of additional interest expense paid in 2007 under our credit agreements which were not in place prior to the 2006 Transaction, (ii) repayment in 2007 to HLTH of amounts paid by them on our behalf during 2006 following the 2006 Transaction and (iii) costs incurred in 2007 related to our separation from HLTH, offset partially by increased collections associated with business growth.

Cash generated by operating activities can be significantly affected by our non-cash working capital assets and liabilities, which may vary based upon the timing of cash receipts that fluctuate by day of week and/or month and be impacted by related cash management decisions. For example, the timing of our payment of accounts payable at December 31, 2008 reduced such payables to approximately $0.8 million as compared to approximately $10.0 million at December 31, 2007.

Investing Activities

Cash used in investing activities for the quarter ended March 31, 2009 was $7.1 million as compared to $311.0 million for the quarter ended March 31, 2008. Excluding payments related to the 2008 Transaction of $306.3 million, cash used in investing activities was $7.1 million for the quarter ended March 31, 2009 as compared to $4.7 million for the quarter ended March 31, 2008. For both periods, these amounts primarily related to capital expenditures.

Cash used in investing activities for the year ended December 31, 2008 was $355.3 million as compared to $50.2 million for the year ended December 31, 2007. Excluding payments related to the 2008 Transaction and 2006 Transaction of $306.3 million and $10.9 million in 2008 and 2007, respectively, cash used in investing activities was $49.0 million for the year ended December 31, 2008 as compared to $39.3 million for the year ended December 31, 2007. These amounts consisted of $28.0 million and $28.2 million of capital expenditures for 2008 and 2007, respectively, with the remaining amount each year comprised of payments associated with the acquisitions of the patient statement business of GE Healthcare Information Technology in September 2008 and IXT Solutions in December 2007.

Cash used in investing activities for the year ended December 31, 2007 was $50.2 million as compared to $1,217.0 million in the period from January 1, 2006 to November 15, 2006 and $45.2 million in the period from November 16, to December 31, 2006. Excluding payments related to the 2006 Transaction of $10.9 million and $1,214.3 million in 2007 and 2006, respectively, cash used in investing activities was $39.3 million in 2007 as compared to $2.6 million in the period from November 16, 2006 to December 31, 2006 and $45.2 million in the period from January 1, 2006 to November 15, 2006. Investment activity during 2007 principally included $11.1 million paid for the acquisition of IXT Solutions and capital expenditures of $28.2 million. Investment activity in 2006 included acquisition payments of $22.5 million, primarily the final earn-out payment related to the 2003 ABF acquisition, and capital expenditures of $25.3 million.

Financing Activities

Cash used in financing activities for the quarter ended March 31, 2009 was $27.7 million as compared to cash provided by financing activity of $305.7 million for the quarter ended March 31, 2008. Excluding items related to the 2008 Transaction of $307.6 million in the quarter ended March 31, 2008, cash provided by financing activities was $1.9 million for the quarter ended March 31, 2008. The increase in cash used in financing activities was attributable to a $10 million repayment of a previous revolver draw and optional debt prepayments of $16.0 million on our first lien credit facility during the quarter ended March 31, 2009.

Cash provided by financing activities for the year ended December 31, 2008 was $309.7 million as compared to cash used of $44.7 million for the year ended December 31, 2007. Excluding items related to the 2008 Transaction of $307.6 million in 2008, cash provided by financing activities was $2.1 million during the year ended December 31, 2008. This $46.8 million decrease in cash used by financing activities during 2008 as compared to 2007 was primarily attributable to the absence in 2008 of optional debt prepayments on our first lien credit facility as compared to $30.0 million prepayments made in 2007, and the 2007 repayment to HLTH of a $10.0 million cash advance made in connection with the 2006 Transaction.

Cash used in financing activities for the year ended December 31, 2007 was $44.7 million as compared to $1,225.4 million provided in the period from November 16, 2006 to December 31, 2006 and $76.5 million used in the period from January 1, 2006 to November 15, 2006. The $1,225.4 million in cash provided for the period from November 16, 2006 to December 31, 2006 was related to the 2006 Transaction, while cash flows used in financing activities in the period from January 1, 2006 to November 15, 2006 consisted of routine activities with HLTH prior to the 2006 Transaction.

Credit Facilities

In November 2006, our subsidiary, Emdeon Business Services LLC, entered into the first lien credit agreement, which we refer to as the “First Lien Credit Agreement,” and the second lien credit agreement, which we refer to as the “Second Lien Credit Agreement.” Together, we refer to the First Lien Credit Agreement and the Second Lien Credit Agreement as the “Credit Agreements.” The First Lien Credit Agreement provided us $805.0 million of total available financing, consisting of a secured $755.0 million term loan facility and a secured $50.0 million revolving credit facility. The revolving credit facility provides for the issuance of standby letters of credit, in an aggregate face amount at any time not in excess of $12.0 million. The issuance of standby letters of credit reduce the available capacity under our revolving credit facility. In addition, under the terms of the First Lien Credit Agreement, we can borrow up to an additional $200.0 million in incremental term loans and increase the available capacity under the revolving credit facility by $25.0 million, provided that the aggregate amount of such increases may not exceed $200.0 million.

Borrowings outstanding under the First Lien Credit Agreement amounted to $692.0 million as of March 31, 2009, and currently bear interest, at our option, at either an adjusted LIBOR rate plus 2.00% or the lenders’ alternate base rate plus 1.00%, or a combination of the two. Not including optional prepayments, we are generally required to make quarterly principal payments of approximately $1.8 million on the term loan facilities of the First Lien Credit Agreement through 2013.

Borrowings outstanding under our revolving credit facility amounted to $10.0 million as of December 31, 2008 and bore interest at a rate that varied depending on our total leverage ratio. All amounts outstanding on the revolving credit facility were repaid in January 2009 and there were no borrowings on our revolving credit facility as of March 31, 2009.

We are required to pay a commitment fee of 0.5% per annum, provided that our total leverage ratio is greater than or equal to 4.0:1, and otherwise 0.375% per annum on the undrawn portion of the revolving credit facility. We are permitted to prepay the revolving credit facility or the term loan under the First Lien Credit Agreement at any time. We are required to prepay amounts outstanding under the First Lien Credit Agreement with proceeds we receive from asset sales that generate proceeds in excess of $1 million, from incurrences of debt not specifically permitted to be incurred under the First Lien Credit Agreement and with any excess cash flow (as defined in the First Lien Credit Agreement) we generate in any fiscal year.

Our Second Lien Credit Agreement is a term loan facility with an aggregate principal amount of $170.0 million, which was the amount outstanding as of March 31, 2009. Borrowings outstanding under the Second Lien Credit Agreement currently bear interest, at our option, at either an adjusted LIBOR rate plus 5.00% or the lenders’ alternate base rate plus 4.00%, or a combination of the two. We are required to make quarterly interest payments. Although we are permitted to prepay the loans under our Second Lien Credit Agreement at any time, the terms of our First Lien Credit Agreement restrict our ability to make such prepayments to the amount of previous years’ retained excess cash flow as defined under the credit agreement and only if our total leverage ratio is 4.0 to 1 or better.

The revolving portion of the First Lien Credit Agreement matures in November 2012 and the term loan matures in November 2013. The Second Lien Credit Agreement matures in May 2014. We anticipate refinancing our Credit Agreements prior to or as of their maturity dates. Given the state of the current credit environment resulting from, among other things, a general weakening of the economy, we can not be certain that we will be successful in our refinancing efforts on acceptable terms, which could have an adverse effect on our liquidity.

The obligations of Emdeon Business Services LLC under the Credit Agreements are unconditionally guaranteed by EBS Master and all of its subsidiaries and are secured by liens on substantially all of EBS Master’s assets, including the stock of its subsidiaries.

As of March 31, 2009, total borrowings outstanding under the Credit Agreements amounted to $862.0 million (before debt discount). Under the revolving portion of our First Lien Credit Agreement, net of $5.8 million of outstanding but undrawn letters of credit issued, we had $44.2 million in available borrowing capacity. In connection with the 2008 Transaction, our long-term debt was adjusted to fair value, which resulted in the recording of a debt discount of $66.4 million.

During the quarter ended March 31, 2009, the weighted average cash interest rate of our borrowings under our Credit Agreements was approximately 6.0%.

Covenants

The Credit Agreements require us to satisfy specified financial covenants, including a minimum interest coverage ratio and a maximum total leverage ratio, as set forth in the Credit Agreements. The minimum interest coverage ratio permitted was 2.00:1.00 at March 31, 2009 and increases at varying intervals over time until October 1, 2011, at which time it is fixed at 3.50:1.00. At March 31, 2009, our interest coverage ratio as defined under the Credit Agreements was 3.52 to 1.00. The maximum total leverage ratio permitted was 5.25:1.00 at March 31, 2009 and declines at varying intervals over time until October 1, 2011, at which time it is fixed at 3.00:1.00. At March 31, 2009, our total leverage ratio was 3.89 to 1.00 which, under the terms of the Credit Agreement, reflected only $35.0 million of the cash on our balance sheet at March 31, 2009 as a reduction of our net debt. If all of our cash at March 31, 2009 ($78.3 million) was included as a reduction of our net debt, our total leverage ratio would have been 3.69 to 1.00.

The Credit Agreements also limit us with respect to amounts we may spend on capital expenditures. The limitation varies based on certain base expenditure levels included in the Credit Agreement and the amount of unused capital expenditures from the previous calendar year, if any, as well as allowable amounts transferred from future year expenditure limits. Under the Credit Agreements, for the year ended December 31, 2009, our capital expenditures are limited to $67.0 million which includes a carryover of unused capital expenditures from 2008, as well as allowable transfers from 2010. For the years ended December 31, 2010 and 2011, our capital expenditures are limited annually to $40.0 million and $41.0 million, respectively, excluding any carryovers from previous years and allowable transfers from future years. For years ending after December 31, 2011, our capital expenditures are limited to $42.0 million annually, excluding any carryovers from previous years and allowable transfers from future years. In addition to our normal level of capital expenditures, we currently expect to incur up to $20.0 to $25.0 million in 2009 and 2010 to replace our primary data center in Nashville, Tennessee. We currently intend to fund investments in our new data center from operating cash flows or our revolving credit facility.

The Credit Agreements contain negative covenants that may restrict the operation of our business, including our ability to incur additional debt, create liens, make investments, engage in asset sales, enter into transactions with affiliates, enter into sale-leaseback transactions and enter into hedging arrangements. In addition, our Credit Agreements restrict the ability of EBS Master and its subsidiaries to make dividends or other distributions to us, issue equity interests, repurchase equity interests or certain indebtedness or enter into mergers or consolidations.

As of March 31, 2009, we were in compliance with all of the financial and other covenants under the Credit Agreements.

The Credit Agreements do not contain provisions that would accelerate the maturity date of the loans under the Credit Agreement upon a downgrade in our credit rating. However, a downgrade in our credit rating could adversely affect our ability to obtain other capital sources in the future and could increase our cost of borrowings.

Events of default under the Credit Agreements include non-payment of principal, interest, fees or other amounts when due; violation of certain covenants; failure of any representation or warranty to be true in all material respects when made or deemed made; cross-default and cross-acceleration to indebtedness with an aggregate principal amount in excess of $20.0 million; certain ERISA events; dissolution, insolvency and bankruptcy events; and actual or asserted invalidity of the guarantees or security documents. In addition, a “Change of Control” (as such term is defined in the Credit Agreements) is an event of default under the Credit Agreements. Under our Credit Agreements, a “Change of Control” will occur if, among other things, any person other than the Permitted Holders, our company or our subsidiaries acquires, directly or indirectly, more than 35% of the outstanding equity interests of EBS Master and at the time of the acquisition the Permitted Holders do not collectively hold equity interests of EBS Master representing greater voting power than such person. Some of these events of default allow for grace periods and materiality qualifiers.

Commitments and Contingencies

The following table presents certain minimum payments due under contractual obligations with minimum firm commitments as of December 31, 2008:

	Payments by Period
	Total	2009	2010-2011	2012-2013	Thereafter
	(in thousands)

First Lien Credit Agreement	$709,900	$7,244	$14,488	$688,168	$—
Second Lien Credit Agreement	170,000	—	—	—	170,000
Revolving credit facility	10,000	10,000	—	—	—
Expected interest(a)	175,919	35,447	70,109	66,214	4,149
Interest rate swap agreement(b)	31,244	16,859	14,385	—	—
Operating lease obligations(c)	41,721	6,799	10,438	8,142	16,342
Purchase obligations(d)	1,048	728	320	—	—

Total contractual obligations(e)	$1,139,832	$77,077	$109,740	$762,524	$190,491

(a)	Expected interest under our Credit Agreements is based on our interest rates in effect as of December 31, 2008 and assumes that we make no optional or mandatory prepayments of principal prior to the maturity of the Credit Agreements. Because the interest rates under our Credit Agreements are variable, actual payments may differ.

(b)	Under our interest rate swap agreement, we receive a three month LIBOR rate and pay a fixed rate of 4.944% on a specified notional amount. The above payments represent the present value of the net amounts we expect to pay in the respective periods based upon the three-month LIBOR yield curve in effect at December 31, 2008.

(c)	Represents amounts due under existing operating leases related to our offices and other facilities.

(d)	Represents contractual commitments under certain telecommunication contracts.

(e)	Excludes an obligation of $8,631 related to our equity compensation plans. Due to certain repurchase features, units granted under our equity compensation plans are classified as liabilities in our consolidated balance sheet. This obligation has been excluded from the above table as we are unable to reasonably estimate the timing or amount of any redemption of these units.

See the notes to our consolidated financial statements contained elsewhere in this prospectus for additional information related to our operating leases and other commitments.

Upon the closing of this offering, we will enter into tax receivable agreements which will obligate us to make payments to the Principal Equityholders and the EBS Equity Plan Members generally equal to 85% of the applicable cash savings that we actually realize as a result of tax attributes stemming from the 2006 Transaction and the 2008 Transaction and exchanges of EBS Units for cash or shares of our Class A common stock. We will retain the benefit of the remaining 15% of these tax savings. See “Organizational Structure Holding Company Structure and Tax Receivable Agreements” and “Certain Relationships and Related Transactions — Tax Receivable Agreements.”

Off-Balance Sheet Arrangements

As of December 31, 2008 and March 31, 2009, we had no off-balance sheet arrangements or obligations, other than those related to the letters of credit and interest rate swap agreements previously described and surety bonds of an insignificant amount.

Quantitative and Qualitative Disclosures About Market Risk

We have interest rate risk primarily related to borrowings under the Credit Agreements. Term loan borrowings under the First Lien Credit Agreement bear interest, at our option, at either an adjusted LIBOR rate plus 2.00% or the lenders’ alternate base rate plus 1.00%, or a combination of the two, and borrowings under the Second Lien Credit Agreement bear interest, at our option, at either an adjusted LIBOR rate plus 5.00% or the lenders’ alternate base rate plus 4.00%, or a combination of the two. As of March 31, 2009, we had outstanding borrowings (before unamortized debt discount of $61.9 million) of $692.0 million under the First Lien Credit Agreement and $170.0 million under the Second Lien Credit Agreement.

We manage our interest rate risk through the use of an interest rate swap agreement. Effective December 31, 2006, we entered into an interest rate swap to exchange three month LIBOR rates for fixed interest rates, resulting in the payment of an all-in fixed rate of 4.944% on an initial notional amount of $786.3 million which amortizes on a quarterly basis until maturity at December 30, 2011. At March 31, 2009, the notional amount of the interest rate swap was $481.1 million. As a result, as of March 31, 2009, $481.1 million of our total borrowings were effectively subject to a fixed interest rate of 4.944%.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows. Since its redesignation on September 30, 2008, our interest rate swap qualifies for hedge accounting as a cash flow hedge. Therefore, future changes in market fluctuations related to the effective portion of this cash flow hedge do not impact our pre-tax earnings until the accrued interest is recognized on the derivative and the associated hedged debt. Based on our outstanding debt as of March 31, 2009 and assuming that our mix of debt instruments, interest rate swap and other variables remain the same, the annualized effect of a one percentage point change in variable interest rates would have a pretax impact on our earnings and cash flows of approximately $4.1 million.

The interest rate swap is accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (collectively, “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized as either assets or liabilities at fair value.

In the future, in order to manage our interest rate risk, we may enter into additional interest rate swaps, modify our existing interest rate swap or make changes that may impact our ability to treat our interest rate swap as a cash flow hedge.

Recent Accounting Pronouncements

Business Combinations

On January 1, 2009, we adopted SFAS 141R. SFAS 141R expands the definition of a business and a business combination and generally requires the acquiring entity to recognize all of the assets and liabilities of the acquired business, regardless of the percentage ownership acquired, at their fair values. SFAS 141R also requires that contingent consideration and certain acquired contingencies be recorded at fair value on the acquisition date and that acquisition costs generally be expensed as incurred. The adoption of SFAS 141R had no material impact on our consolidated financial statements for the quarter ended March 31, 2009.

Fair Value Measurements

On January 1, 2009, we adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”), related to nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Examples of such circumstances include fair value measurements associated with the initial recognition of assets and liabilities in a business combination and measurements of impairment following a goodwill impairment test or an impairment of a long-lived asset other than goodwill. The adoption of SFAS 157 as it relates to such nonfinancial assets and liabilities had no material impact on our financial condition or results of operations for the quarter ended March 31, 2009.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, (“FSP SFAS 157-4”). FSP SFAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and re-emphasizes that a fair value measurement is an exit price concept as defined in SFAS 157. Assets and liabilities measured under Level 1 inputs are excluded from the scope of FSP SFAS 157-4. FSP SFAS 157-4 is required to be applied prospectively in interim and annual periods ending after June 15, 2009. The Company will adopt the provisions of FSP SFAS 157-4 effective April 1, 2009. We do not expect the adoption of FSP SFAS 157-4 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP SFAS 107-1”). FSP SFAS No. 107-1, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires publicly-traded companies, as defined in APB Opinion No. 28, “Interim Financial Reporting,” to provide disclosures on the fair value of financial instruments in interim financial statements. FSP SFAS 107-1 is effective for interim periods ending after June 15, 2009. We plan to adopt FSP SFAS 107-1 and provide the additional disclosure requirements in its June 30, 2009 consolidated financial statements.

Noncontrolling Interests

On January 1, 2009, we adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“ARB 51”) to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The presentation and disclosure requirements of SFAS 160 have been given retroactive effect for all periods presented.

Disclosures About Derivative Instruments and Hedging Activities

On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after a company’s balance sheet date but before financial statements of the company are issued or are available to be issued. In particular, SFAS 165 sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Additionally, SFAS 165 requires companies to disclose the date through which subsequent events have been evaluated, as well as the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim and annual financial statements periods ending after June 15, 2009. We do not expect the adoption of SFAS 165 to have a material effect on its financial position or results of operations.

BUSINESS

Overview

We are a leading provider of revenue and payment cycle management solutions, connecting payers, providers and patients in the U.S. healthcare system. Our product and service offerings integrate and automate key business and administrative functions of our payer and provider customers throughout the patient encounter, including pre-care patient eligibility and benefits verification, claims management and adjudication, payment distribution, payment posting and denial management and patient billing and payment collection. Through the use of our comprehensive suite of products and services, our customers are able to improve efficiency, reduce costs, increase cash flow and more efficiently manage the complex revenue and payment cycle process. We believe our solutions are critical to payers and providers as they continue to face increasing financial and administrative pressures. In 2008, we generated revenues from continuing operations of $853.6 million, Adjusted EBITDA of $205.2 million, net income of $11.9 million and cash flow provided by operations of $83.3 million.

Our services are delivered primarily through recurring, transaction-based processes that leverage our revenue and payment cycle network, the single largest financial and administrative information exchange in the U.S. healthcare system. In 2008, we processed a total of 4.0 billion healthcare-related transactions, including approximately one out of every two commercial healthcare claims delivered electronically in the United States. We have developed our network of payers and providers over 25 years and connect to virtually all private and government payers, claim-submitting providers and pharmacies making it extremely difficult, expensive and time-consuming for competitors to replicate our market position. As many of our competitors lack the breadth and scale of our network and often must rely on our connectivity to provide some or all of their own services, we are uniquely positioned to facilitate seamless and timely interaction among payers and providers. Further, with the cost pressures and capital allocation decisions our customers face today, many payers and providers are reluctant to invest the time or money into supporting additional vendor connectivity and, as a result, have chosen to consolidate their business activities with us. Our network and related products and services are designed to easily integrate with our customers’ existing technology infrastructures and administrative workflow and typically require minimal capital expenditure on the part of the customer, while generating significant savings and operating efficiencies.

Our solutions drive consistent automated workflows and information exchanges that support key financial and administrative processes. Our market leadership is demonstrated by the long tenure of our payer and provider relationships, which for our 50 largest customers in 2008 average 12 years as of June 2009. We are the exclusive provider of certain electronic eligibility and benefits verification and/or claims management services under MGAs for more than 370 payer customers (approximately 25% of all U.S. payers). Similarly, we are the sole provider of certain payment and remittance advice distribution services for over 680 of our payer customers (approximately 50% of all U.S. payers). These exclusive relationships provide us with a considerable opportunity to expand the scope of our product and service offerings with these customers.

Our ubiquitous, independent platform facilitates alignment with both our payer and provider customers, thereby creating a significant opportunity for us to increase penetration of our existing solutions and drive the adoption of new solutions. Recently, we have significantly increased the number of products and services utilized by our existing customers through cross-selling. In addition to increasing penetration of our existing solutions, we have created a culture of innovation to develop and market new solutions that allow us to deepen our customer relationships. Because we serve as a central point of communication and data aggregation for our customers, our network captures the most comprehensive and timely sources of U.S. healthcare information. Unlike many other data sources, our network provides us with access to data generated at or close to the point of care, including approximately 25 terabytes of historical claim data to which we add an average of 125 million rows of data daily. Our access to vast amounts of healthcare data positions us to develop business intelligence solutions that provide our customers with valuable information, reporting capabilities and related data analytics to support our customers’ core business decision making. For example, because we often process all of an individual payer’s claims and capture data from that payer’s entire spectrum of providers, we are capable of developing customized solutions for our payer customers that can enable more timely and relevant information management tools relating to their inpatient, outpatient, dental and pharmacy data.

Our business continues to benefit from several healthcare industry trends that increase the overall number of healthcare transactions and the complexity of the reimbursement process. We believe that payers and providers will increasingly seek solutions that utilize technology and outsourced process expertise to automate and simplify the administrative and clinical processes of healthcare to enhance their profitability, while minimizing errors and reducing costs. Our critical products and services enable the healthcare system to operate more efficiently and help to mitigate the continuing trend of cost escalation across the industry. We stand to benefit from the major secular trends affecting the broader healthcare sector as a result of our position at the nexus of all key healthcare constituent groups.

Our Industry

Payer & Provider Landscape

Healthcare expenditures are a large and growing component of the U.S. economy, representing $2.2 trillion in 2007, or 16.2% of GDP, and are expected to grow at 6.2% per year to $4.4 trillion, or 20% of GDP, in 2018. We believe the cost of healthcare administration in the U.S. was approximately $360 billion in 2008, or 17% of total healthcare expenditures, and that $150 billion of these costs were spent by payers and providers on billing and insurance administration-related activities. We believe the increased need to slow the rise in healthcare expenditures, particularly during the current period of U.S. economic weakness, increased financial pressures on payers and providers and public policy initiatives to reduce healthcare administrative inefficiencies should accelerate adoption of our solutions.

Healthcare is generally provided through a fragmented industry of providers that have, in many cases, historically under-invested in administrative and clinical information systems. Within this universe of providers, there are currently over 5,700 hospitals and over 560,000 office-based doctors. Approximately 74% of the office-based doctors are in small physician practices consisting of six or fewer physicians and have fewer resources to devote to administrative and financial matters compared to larger practices. In addition, providers can maintain relationships with 50 or more individual payers, many of which have customized claim requirements and reimbursement procedures. The administrative portion of healthcare costs for providers is expected to continue to expand due in part to the increasing complexity in the reimbursement process and the greater administrative burden being placed on providers for reporting and documentation relating to the care they provide. These complexities and other factors are compounded by the fact that many providers lack the technological infrastructure and human resources to bill, collect and obtain full reimbursement for their services, and instead rely on inefficient, labor-intensive processes to perform these functions. As a result, we believe payers and providers will continue to seek solutions that automate and simplify the administrative and clinical processes of healthcare. We benefit from this trend given our expansive suite of administrative product and service offerings.

Payment for healthcare services generally occurs through complex and frequently changing reimbursement mechanisms involving multiple parties. The proliferation of private-payer benefit plan designs and government mandates (such as HIPAA format and data content standards) continues to increase the complexity of the reimbursement process. For example, preferred provider organizations (“PPOs”), health maintenance organizations (“HMOs”), point of service plans (“POSs”) and high-deductible health plans (“HDHPs”) now cover 97% of employer-sponsored health insurance beneficiaries and are more complex than traditional indemnity plans which covered 73% of beneficiaries in 1988. In addition, industry estimates indicate that between $68 billion and $226 billion in healthcare costs are attributable to fraud each year. Despite significant consolidation among private payers in recent years, claims systems have often not been sufficiently integrated, resulting in persistently high costs associated with administering these plans. Government payers also continue to introduce more complex rules to align payments with the appropriate care provided, including the expansion of Medicare diagnosis-related group codes and the implementation of the Recovery Audit Contractor demonstration program, both of which have increased administrative burdens on providers by requiring more detailed classification of patients and care provided in order to receive associated Medicare reimbursement. Further, because we believe there is an increasing number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists, we believe pharmacists must increasingly be able to efficiently process transactions in order to maximize their productivity and better control prescription drug costs. Most payers, providers and many independent pharmacies are not equipped to handle this increased complexity and the associated administrative challenges alone.

Increases in patient financial responsibility for healthcare expenses have put additional pressure on providers to collect payments at the patient point of care since more than half of every one percent increase in patient self-pay becomes bad debt. Several market trends have contributed to this growing bad debt problem, including the shift towards HDHP and consumer-oriented plans (which grew to 6.1 million in January 2008, up from 4.5 million in January 2007 and 3.2 million in January 2006), higher deductibles and co-payments for privately insured individuals and the increasing ranks of the uninsured (45 million or 14.7% of the U.S. population in 2009). We believe the breadth of our network, coupled with our solutions, positions us to help providers estimate financial liability and significantly improve collection at the point of care.

The Revenue and Payment Cycle

The healthcare revenue and payment cycle consists of all the processes and efforts that providers undertake to ensure they are compensated properly by payers for the medical services rendered to patients. For payers, the payment cycle includes all the processes necessary to facilitate provider compensation and use of medical services by members. These processes begin with the collection of relevant eligibility and demographic information about the patient before care is provided and end with the collection of payment from payers and patients. Providers are required to send invoices, or claims, to a large number of different payers, including government agencies, managed care companies and private individuals in order to be reimbursed for the care they provide.

We believe payers and providers spend approximately $150 billion annually on these revenue and payment cycle activities. Major steps in this process include:

•	Pre-Care/Medical Treatment: The provider verifies insurance benefits available to the patient, ensures treatment will adhere to medical necessity guidelines and confirms patient personal financial and demographic information. In addition, in order to receive reimbursement for the care they provide, providers are often required by payers to obtain pre-authorizations before patient procedures or in advance of referring patients to specialists for care. Co-pay and other self-pay amounts are also collected. The provider then treats the patient and documents procedures conducted and resources used.

•	Claim Management/Adjudication: The provider prepares and submits paper or electronic claims to a payer for services rendered directly or through a clearinghouse, such as ours. Before submission, claims are validated for payer-specific rules and corrected as necessary. The payer verifies accuracy, completeness and appropriateness of the claim and calculates payment based on the patient’s health plan design, out of pocket payments relative to established deductibles and the existing contract between the payer and provider.

•	Payment Distribution: The payer sends payment and a payment explanation (i.e., remittance advice) to the provider and sends an EOB to the patient.

•	Payment Posting/Denial Management: The provider posts payments internally, reconciles payments with accounts receivable and submits any claims to secondary insurers if secondary coverage exists. The provider is responsible for evaluating denial/underpayment of a claim and re-submitting it to the payer if appropriate.

•	Patient Billing and Payment: The provider sends a bill to the patient for any remaining balance and posts payments received.

Our Market Opportunity and Solutions

Limited financial resources have historically resulted in under-investment by providers in their internal administrative and clinical information systems. According to a report by the American Hospital Association, in 2006, over 50% of providers characterized their deployment of healthcare information technology as “low” or “getting started,” with only 16% reporting a “high” level of deployment. Providers’ administrative and financial processes have historically been manual and paper-based. These manual and paper-based processes are more prone to human error and administrative inefficiencies, often resulting in increased costs and uncompensated care. According to a recent CAQH study, providers may reduce labor costs associated with verifying insurance coverage by as much as 50% by moving from labor-intensive verification methods, such as fax or phone verification, to automated processes.

At the same time, payers are continually exploring new ways to increase administrative efficiencies in order to drive greater profitability and mitigate the impact of decelerating premium increases and mandated cuts in federal funding to programs such as Medicare Advantage. For example, beginning in 2004, many payers consolidated their claim management vendors in an effort to reduce their claims submission costs. Many of our existing MGAs with our payer customers were established because of our ability to offer them a single-vendor solution for their eligibility and benefit verification and claims management processes.

We believe recent federal initiatives to control the rising cost of healthcare through the elimination of administrative and clinical inefficiencies will significantly increase payer and provider adoption of healthcare information systems and electronic transactions, which we expect will drive use of our existing solutions. For example, in July 2008, Congress passed a mandate providing financial incentives to Medicare providers using electronic prescribing. In addition, ARRA includes approximately $19 billion in federal subsidies to incentivize the implementation and meaningful use of electronic health records. Some industry reports estimate that the federal government will spend more than $35 billion on promoting healthcare information technology through ARRA over the next decade. As providers take advantage of these significant financial incentives and invest in electronic health records and other healthcare information technology, we believe there will be a significant increase in electronic transaction volumes and opportunities for revenue. In addition, the integration of electronic health records with computerized physician order entry applications, such as electronic prescribing, would not only create transaction volume for us, but would also promote greater utilization of our electronic network. We currently process approximately four million ePrescribing transactions per month. We believe that increasing provider adoption of electronic prescribing has contributed to making it one of the fastest growing transaction types in our business. Currently, only approximately 4% of all prescriptions are transmitted electronically.

Furthermore, reducing administrative costs has garnered significant public policy focus. We believe our proven ability to identify areas for cost reductions aligns our solutions with stated public policy goals. President Obama’s Plan For a Healthy America estimates that 25% of all healthcare spending goes to administrative and overhead spending and that reliance on paper-based records and information systems needlessly increases these costs. A key component of the President’s healthcare reform initiative includes a significant focus on reducing inefficiency and increasing quality of care. In late 2008, we launched the U.S. Healthcare Efficiency Indextm, an industry-wide transparency and efficiency initiative that identifies and tracks the transition of specific transactions from manual-to-electronic-based formats. The Index estimates that the transition to electronic medical claims and payment-related transactions could produce over $30 billion annually in administrative cost savings.

In addition, we are positioned to benefit from federal policy objectives to promote cost effective healthcare and reduce fraud and abuse. ARRA includes approximately $1.1 billion to fund comparative effectiveness reviews and research that will analyze the costs and benefits of various medical treatment options. We believe our comprehensive database of approximately 25 terabytes of historical claim and reimbursement data enables us to supply the cost data required to conduct some of the comparative effectiveness studies. Similarly, we believe our historical claims data, combined with our recently acquired healthcare fraud and abuse management services, positions us to benefit from government proposals designed to promote the detection and prevention of improper or fraudulent healthcare payments.

Finally, we are positioned to benefit from federal initiatives to extend healthcare insurance coverage. A key Presidential policy priority is to reform and expand health insurance coverage to the over 45 million uninsured Americans. Our revenue and payment cycle network benefits from the increased eligibility, claim submission and reimbursement transactions that are generated when patients have insurance coverage. We believe increased insurance coverage in both the commercial and public sectors would increase our transaction volumes and revenue opportunities.

As described below, opportunities exist to increase efficiencies and cash flow throughout many steps of the revenue and payment cycle for both payers and providers.

PAYER OPPORTUNITIES AND SOLUTIONS

Pre-Care and Claim Management/Adjudication

Market Opportunity. In many cases, insurance eligibility and benefits verification, pre-authorizations and referrals are granted by payers over the phone, necessitating human interaction and manual verification of the validity of such eligibility benefits, referrals and pre-authorizations. Based on our experience, we estimate that it costs payers in the range of $1.50 to $3.50 for simple eligibility verification to $8.00 to $10.00 for complex referrals per provider telephone call.
Our Solution.  Our web-based pre-care solutions interface directly with the payer’s own systems allowing providers to process insurance eligibility and benefits verification tasks prior to the delivery of care without the need for live payer/provider interaction. As a result, we estimate that payers are able to save $2.00 on average per eligibility verification task when compared to manual processes.

According to a 2006 American Health Insurance Plans (“AHIP”) survey, 25% of healthcare claims are still submitted to payers in paper format. Paper claims are both more costly for providers to submit and more costly for payers to process than electronic claims. In 2007, the average cost of processing a “clean” electronic claim (i.e., a claim for which no additional information is needed) by a payer was 85 cents, nearly half the $1.58 cost of processing a “clean” paper claim. Furthermore, according to AHIP, the cost of manually adjudicating a claim that requires further review costs $2.05, or almost two and half times the cost of a clean, electronic claim.
Our claim submission solutions include paper-to-EDI conversion of insurance claims through high-volume imaging, batch and real-time healthcare transaction information exchanges and intelligent routing between payers and our other business partners. We also validate payer adjudication rules and edit claims for proper format before submission to minimize manual processes associated with pending claims. Our electronic solutions lead to higher auto adjudication rates and fewer delayed claims, which result in lower processing costs for payers and accelerated reimbursement for providers.

In addition, according to National Health Care Anti-Fraud Association (“NHCAA”) and Federal Bureau of Investigation estimates, 3% to 10% of all healthcare spending — or between $68 billion and $226 billion — is lost to fraud each year.	Our recently acquired healthcare fraud and abuse management services business combines sophisticated data analytics solutions and technology with an experienced team of fraud investigators to help identify potential financial risks earlier in the revenue and payment cycle and prevent payment of fraudulent and abusive claims, creating efficiencies and cost savings for payers and providers.

Payment Distribution

Market Opportunity. Generally, payers use in-house print and mail operations or outsource payment, remittance advices and EOB distribution to a print and mail vendor. Converting these processes to electronic format allows payers to eliminate the distribution costs associated with printing and mailing these documents. Limited connectivity, HIPAA standards, limited data and connectivity standardization and lack of provider readiness have historically been the primary barriers to the adoption of electronic solutions. Industry research shows that the average cost of mailing a check and remittance advice ranges from 50 cents to $1.50 per item as opposed to electronic payment and distribution of remittance advice, which costs on average 35 cents per item. Further, as payers transition from paper to electronic processes and utilization of existing print and mail infrastructure drops, we believe these internal infrastructures will become prohibitively expensive for payers to maintain.	Our Solution. Our payment and remittance distribution solutions facilitate the paper and electronic distribution of payments and payment related information by payers to providers, including EOBs to patients. Because of the breadth and scale of our connectivity to both payers and providers, we are uniquely positioned to provide detailed remittance information in an electronic format that allows for the elimination of paper. Our payer customers realize significant print and operational cost savings through the use of either electronic payment and remittance products or our high-volume “co-operative” print and mail solutions to reduce postage and material costs. In addition, we offer electronic solutions that integrate with our print and mail platform to drive the conversion to electronic payment and remittance. We expect to see transition from paper based processes to electronic processes over time because of the substantial cost savings available to payers by adopting electronic payment, remittance advice and EOB distribution.

PROVIDER OPPORTUNITIES AND SOLUTIONS

Pre-Care

Market Opportunity. Failure to verify insurance eligibility and benefits represents the single greatest source of reimbursement denials for providers. Solutions that help providers assess a patient’s insurance coverage and financial position and gain a better understanding of a patient’s likelihood to pay before healthcare services are provided help to mitigate uncompensated care and bad debt expense. According to Advance for Health Information Executives, it costs primary care physicians about $39.55 to manually seek referral approval by fax or telephone calls, but only costs $5.51 if done electronically, representing approximately 85% in savings. In particular, increasing adoption of HDHP and consumer-oriented plans has shifted additional financial responsibility for healthcare expenses to patients. In 2006, uncompensated care and bad debt expense amounted to in excess of $60 billion according to McKinsey & Company.	Our Solution. Our patient eligibility and verification solutions, including automated referral approval applications, assist our provider customers in determining a patient’s current health benefits levels and also integrating other information to help determine a patient’s ability to pay, as well as the likelihood of charity care reimbursement. These solutions help to mitigate a provider’s exposure to bad debt expense by providing clarity into a patient’s insurance coverage, ultimate out-of-pocket responsibility and ability to pay.

Claim Management

Market Opportunity. Currently, 75% of healthcare insurance claims are submitted electronically according to a 2006 AHIP study. Frost & Sullivan estimates indicate that paper claims cost providers between $8 and $15 per claim to prepare and submit as opposed to electronic, automated solutions that can reduce the total administrative cost to between $2 to $3 per claim. In addition, providers’ manual, paper-based claim submission systems often result in inaccurate or incomplete claims due to the complexity and changing reimbursement requirements and benefit plan designs associated with private insurance plans (such as PPOs, HMOs and HDHP plans) and government-funded programs. According to the PNC Financial Services Group Inc., over one-fifth of all claims submitted by providers contain errors that delay reimbursement.	Our Solution. Our claims management solutions can be delivered to a provider via our web-based direct solutions or through our network of channel partners. In either case, our claim management solutions leverage our industry leading payer connectivity to deliver consistent and reliable access to virtually every payer in the United States. Our solutions streamline reimbursement by providing (i) tools to improve provider workflow, (ii) tools to edit claims prior to submission and identify errors that delay reimbursement and (iii) robust reporting to providers in order to reduce claim rejections and denials.

Payment Posting/Denial Management

Market Opportunity. It is time-consuming and difficult for providers to verify whether or not they have been underpaid because (i) currently 90% of all payments by private payers are distributed on paper, (ii) payments and remittance information to providers are often sent separately, (iii) codes that identify payment adjustments are inconsistent or incomplete and (iv) the reimbursement terms and formulas in the contracts providers negotiate with payers are often complex. Over 50% of all claims denied by payers are not resubmitted to payers even though nearly two-thirds of denied claims could have been resubmitted for additional reimbursement.	Our Solution. Our web-based denial management solutions allow providers to analyze remittance advice or payment data and reconcile it with the originally submitted claim to determine whether proper reimbursement has been received. This solution allows providers to efficiently appeal denials and resubmit claims in a timely manner, provides insight into patterns of denials and enables the establishment of procedures that can reduce the number of inaccurate claims submitted in the future. Our payment posting solution automates the paper-intensive payment reconciliation and manual posting process, which saves providers time and improves accuracy.

Patient Billing and Payment

Market Opportunity. Because patient bills are traditionally mailed after patient care is provided and after payment is received from a third party insurer, there is substantial delay between the date of service and final billing, resulting in a greater likelihood that patients will not pay their bill. As patients increasingly bear greater responsibility for insurance payments, bad debt is likely to increase over time and more timely billing of patients will be necessary to mitigate uncompensated care and associated costs. Based on our experience, we estimate that providers can save approximately $1.50 per patient payment through the use of online payment processing solutions such as ours, as compared to conventional billing and payment processes.	Our Solution. Our patient billing and payment solutions provide an efficient means for providers to bill their patients for outstanding balances due, including outsourced print and mail services for patient statements and other communications, as well as email updates to patients and online bill presentment and payment functionality. This solution is more timely, cost-effective and consistent than in-house print and mail operations and improves patient collections. Our consumer payment lockbox allows providers to efficiently process patients’ paper payments, reconcile them to the original bill and automatically post these payments.

PHARMACY OPPORTUNITIES AND SOLUTIONS

Market Opportunity (Payers). Employers, payers and other pharmacy benefit providers are beginning to re-think traditional approaches to pharmacy benefit management because of (i) increases in the cost of providing pharmacy benefits, (ii) the lack of transparency in pricing and rebate collections and (iii) increasing concern that decisions pharmacy benefit managers make are not favorable to their payer customers. Of particular concern to payers and employers are pharmacy spreads kept by the pharmacy benefit manager as revenue, re-packaged mail service prescriptions re-priced at higher than retail prices and maximum allowable cost price lists for generic drugs that are designed to provide additional revenues for pharmacy benefit managers. These factors result in higher prices for their payers and employers.	Our Solution. Our prescription solutions provide claims processing and other administrative services for pharmacy payers and providers that are conducted online, in real-time, according to client benefit plan designs and present a cost-effective alternative to an in-house pharmacy claims adjudication system. Our offerings also allow payers to directly manage more of their pharmacy benefits and include pharmacy claims adjudication, network and payer administration, client call center service and support, reporting, rebate management, as well as implementation, training and account management.

Market Opportunity (Providers).  We believe the tremendous growth in the number of prescriptions written has resulted in a severe shortage of pharmacists in the U.S. Pharmacies must be able to efficiently and accurately exchange transactions with payers and physicians and implement integrated programs that build patient loyalty, simplify compliance and increase their revenue.

The healthcare industry is beginning to embrace ePrescribing which benefits providers, pharmacies and patients. Starting in January 2009, CMS began offering eligible providers incentive payments when they use an ePrescribing system to prescribe drugs for Medicare patients. Currently, only approximately 4.0% of all prescriptions are transmitted electronically.

Our Solution.  Our pharmacy claims, revenue management and ePrescribing solutions provide pharmacies and healthcare constituents with integrated tools for managing efficiency and profitability through innovative claims management, business intelligence and network infrastructure. Our pharmacy provider products and services improve pharmacy workflow and customer service, increase operational efficiency and patient safety, and build pharmacy revenue and customer loyalty.

eRx Pad, an ePrescribing service, gives retail pharmacies a common method of connecting to physicians through our network. eRx has established certified partnerships with major physician ePrescribing networks. We also enable physicians to connect to our ePrescribing network using a personal digital assistant or secure internet browser. Through ClinicianRx, prescribers have instant access to complete medication histories, drug formularies and drug information at the point-of-care.

The breadth of our revenue and payment cycle network and solutions is illustrated in the chart below:

Our Strengths

We believe that we have a number of strengths including, but not limited to, the following:

Stable, Low-Risk Business Model.  We believe our business model is attractive and relatively low-risk due to following factors:

•	The majority of our revenues are driven by healthcare transaction volumes rather than changes in the broader economic environment, healthcare reimbursement rates, customers’ discretionary capital expenditure or information technology budgets. In fact, there are elements of counter-cyclical dynamics from which we benefit. For example, bad debt expenses tend to increase for providers in recessions, which increases the pressure to seek improved administrative and billing solutions from us. Our transaction volumes increased in 2008 to 4.0 billion from 3.7 billion in 2007.

•	We expect to benefit from healthcare industry trends, including demographic changes, continuing healthcare cost escalation, and related government and private focus on cost savings, and increasing administrative complexity.

•	Our long-term customer relationships provide us with a stable, recurring revenue base with significant visibility. In 2008, approximately 90 – 95% of our revenues were recurring in nature and we typically achieve a high customer retention rate.

•	We do not have significant customer concentration. In 2008, our top 10 payer customers represented 16% of total revenue and no single payer customer represented more than 2.5% of our total revenue. Our top 10 provider customers represented 12.8% of our total revenue and no single provider customer represented more than 5.6% of our total revenue.

•	We have favorable positioning for our business model as evidenced by recent public policy efforts to increase efficiency and improve healthcare quality through the adoption of healthcare information technology solutions and the use of electronic transactions rather than more costly paper-based transactions. We believe our position is further strengthened because our products and services are designed to easily integrate with existing technology infrastructures.

Largest Healthcare Revenue and Payment Cycle Network.  Our revenue and payment cycle network reaches the largest number of payers, providers and pharmacies in the U.S. healthcare system, including approximately 1,200 payers, 500,000 providers, 5,000 hospitals, 81,000 dentists and 55,000 pharmacies. The sheer size of our network enables us to drive consistent workflow and information exchange for all healthcare constituents using our network. The benefits of utilizing a single vendor to standardize work flows and information exchanges among our payer, provider and pharmacy customers increases the value of our product and service offerings and makes the adoption of our electronic solutions more attractive to our customers. Our business benefits as the healthcare industry increasingly automates payments because we are a key distributor of electronic remittance data necessary to accompany the payment and are well positioned to automate payments for a large network of payers and patients.

We have developed our network of payers and providers over 25 years and connect to virtually all private and government payers, claim-submitting providers and pharmacies. Our network ubiquity makes it difficult, expensive and time-consuming for our competitors to attempt to replicate our market position. As many of our competitors lack the breadth and scale of our network and often must rely on our network to provide some or all of their own services, we are uniquely positioned to facilitate seamless and timely interaction among payers and providers.

Comprehensive Suite of Market-Leading Solutions.  We provide a comprehensive suite of revenue and payment cycle solutions that address increasing cost pressures and automate key financial and administrative functions of our payer and provider customers throughout the patient encounter process, including pre-care patient eligibility and benefits verification, claims management and submission, payment and remittance advice distribution, payment posting and denial management and patient billing and payment collection. Our offerings have evolved through the addition of internally developed and externally acquired services. The combination of these products and services has resulted in a solution that many of our competitors are unable to replicate because their offerings typically address only one or two of the five segments of the revenue and payment cycle and do not have comparable breadth and scale of connectivity among all the key healthcare constituent groups. These solutions enable our customers to improve efficiency, reduce costs, increase cash flow and more efficiently manage the complex revenue and payment cycle process.

Leverageable Platform for Future Growth.  As the single greatest point of connectivity in the U.S. healthcare system, we are uniquely positioned to leverage our platform to develop and drive the adoption of new products and services. Our long-standing customer relationships provide us with important insights across our customers’ broad range of revenue and payment cycle needs and allow us to offer additional value-added products and services to our customers. For example, our expansive network positions us to benefit from the increasing convergence of healthcare transactions and consumer financial payments. In addition, our payer customers that utilize our paper to electronic claim conversion services benefit from our broad electronic connectivity with providers. Because of the significant number of providers connected to our network, we can often identify providers who otherwise submit claims electronically but are submitting paper claims to payers transitioning to electronic processes. This synergy enables us to contact these providers and switch them to electronic submission for those payers, eliminating the paper and providing greater efficiencies to both our payer and provider customers.

Established and Long-Standing Customer Relationships.  Our products and services are important to our customers, as demonstrated by the fact that our 50 largest customers in 2008 have been with us for an average of 12 years as of June 2009, and 36 of our 50 largest customers in 2008 have used our products and services for 11 years or more. As many of our customers have continued to rationalize their vendor relationships and simplify their internal operations, we have been able to meet their diverse business needs with our comprehensive suite of solutions. This trend has enabled us to become the exclusive provider of certain eligibility and benefits verification and/or claims management services for over 370 payers (approximately 25% of all U.S. payers) that have entered into MGAs with us. We also serve as the sole method of distributing certain payments and remittance advice to providers for over 680 payers (approximately 50% of all U.S. payers).

Strong, Predictable Cash Flow with Low Capital Requirements.  Our business generates strong, stable cash flows as a result of the recurring revenue we generate from our transactions-based business model, our significant operating leverage, our relatively low working capital requirements and the moderate capital expenditures needed to support our network. In 2008, we generated approximately $83.3 million of cash flow provided by operations. In 2008, our capital expenditures as a percentage of revenues were 3.3%.

Experienced Management Team.  We have assembled a highly experienced management team. Our senior management team averages more than seven years of service with us or with companies that we have acquired and 13 years of healthcare industry experience. Our management team and board of directors include a balance of internally developed leaders and experienced managers from the industry and from our customers (including large payer customers), which provides us with a deep understanding of the complex needs of our customer base. In addition, our management team has significant experience in identifying, executing and integrating acquisitions, as well as driving organic growth.

Our Strategy

We are pursuing the following growth strategies:

Continue to Drive Healthcare’s Transition from Paper-Based to Electronic Transactions.  We are well positioned to further drive the healthcare industry’s adoption of automated, cost-saving processes through our comprehensive network of payers and providers. In 2006, less than 10% of commercial healthcare payer payment processes were electronic. We plan to assist our customers in automating these processes by: (i) converting paper-based payer remittances and payments to electronic form, (ii) expanding our remittance and payment distribution network, (iii) improving workflow automation for provider payment posting and (iv) automating the provider’s patient billing and payment process. Unlike many of our competitors that lack an electronic network to facilitate conversion to electronic solutions, our incentives are properly aligned with those of our customers and are not compromised by a motivation to protect legacy, paper-based solutions. Furthermore, our existing infrastructure positions us to expand into the clinical information exchange market, which could grow substantially in connection with the increased adoption of electronic medical record technology. As we continue to drive these transitions, we believe we benefit from the credibility and reputation we have earned for leading the healthcare industry’s migration from paper to electronic claims submissions, which represent 75% of all claims submitted in 2006 but represented only 2% of claims in 1990.

Increase Customer Penetration by Executing on Significant Cross-Selling Opportunities.  We believe we have significant opportunities to sell additional value-added products and services to our existing payer and provider customers. Our broad network of payers and providers, combined with our comprehensive suite of solutions and strong customer relationships, present significant cross-selling opportunities. Although we have made progress increasing penetration within our existing customer base, there is a significant opportunity for additional cross-selling. Each of the five steps of the healthcare revenue and payment cycle process represents a separate product and/or services category in which we offer one or more solutions. Our growth opportunity from our existing customers comes from additional utilization of current product and service offerings, adoption of additional solutions within that same product category and adoption of products and services that fall into other categories.

Develop New High-Value Solutions for our Customers’ Revenue and Payment Cycle Needs.  We have fostered a culture of innovation and continually seek to develop and market new solutions for our customers. As the single greatest point of connectivity in the U.S. healthcare system, we are uniquely positioned to develop solutions that benefit from our network and our access to all key healthcare constituent groups to complement our current product and service offerings. We have recently utilized our established provider network and our payment distribution capability to develop electronic payment solutions for both providers and patients in order to capitalize on the growing convergence of electronic financial and healthcare transactions as a result of increased consumer responsibility for healthcare payments. These solutions allow payers to send remittance and claims payments to providers electronically, thereby reducing their reliance on print and mail. Our electronic payment solutions offer providers the ability to reduce labor-intensive and error-prone paper and manual reconciliation processes, shortening the reimbursement cycle and reducing costs for both payers and providers.

Continue to Capitalize on Efficiencies of Scale and Rationalize Costs to Improve Profitability.  We expect to generate growth in profitability in excess of our revenue growth by increasing the number of transactions we facilitate among payers, providers and patients. We have significant operating leverage as we spread our fixed costs over a steadily increasing volume of transactions. We believe our revenue growth, coupled with the highly-fixed cost structure associated with our electronic services network, will allow us to increase our margins and profitability. In 2008, 46.8% of our revenues were generated by electronic transactions that derive high incremental profitability as adoption and implementation of electronic transactions increase. In addition, our management team evaluates and implements initiatives on an ongoing basis to improve our financial and operating performance through cost savings and productivity improvements. Since late 2006, we have adopted a number of programs to streamline our operations, including process and system innovation through integration and consolidation and outsourcing some of our information technology and operations functions. These efficiency measures improved our cost position and enabled us to invest significant amounts in technology and new product development initiatives.

Leverage our Expansive Data to Create Business Intelligence and Analytics Solutions.  We have extensive access to financial and administrative data across a range of payers and providers that we are using to develop innovative business intelligence and analytics solutions. We have one of the most comprehensive and timely sources of U.S. healthcare information, with a database of approximately 25 terabytes of historical claim and reimbursement data to which we add an average of 125 million rows of data daily.

Providers.  Because we often handle all of an individual provider’s claims and patient billing, our database allows us to track the status of a provider’s entire revenue cycle and develop solutions based on overall revenue cycle trends. For example, in 2008, we developed a patient responsibility estimation service that we tailor for an individual provider based on extensive payer-, plan- and procedure-specific reimbursement data. As a result, the provider can more accurately predict the amount of reimbursement that it will receive from a third party payer for a patient with a specific benefit plan and for a specific procedure. This solution also enables providers to collect adequate and accurate data prior to patient care in order to estimate patient financial responsibility and thereby reduce the level of uncompensated care and bad debt expense, which is particularly important in this economic environment.

Payers.  Our database of U.S. healthcare information also enables us to develop business intelligence solutions for payers. For example, our extensive, real-time access to claims provides us with insight into claims trends that can indicate inappropriate billings. Unlike approximately 80% of payment integrity solutions that analyze provider claims retrospectively, our solutions allow us to analyze claims before payment has been made to the provider. According to industry estimates, provider fraud and abuse generates between $68 billion and $226 billion in annual costs to the U.S. healthcare system. In addition, because our network connects to the largest number of providers, we can offer more current and consistent claim information to payers. According to Health Management Technology magazine, between 50% and 70% percent of provider records contain errors, such as outdated provider addresses, status, or affiliations, that generate an estimated $26 billion in excess administrative costs annually due to transactions that rely on faulty information.

We believe our access to vast amounts of healthcare transactions and other data at, or close to, the point of care positions us to develop future business intelligence reporting capabilities to further improve transparency for our payer and provider customers and ultimately reduce costs for patients.

Pursue Selective Acquisitions.  In addition to our internal development efforts, we actively evaluate opportunities to improve and expand our solutions and profitability through strategic acquisitions. Our acquisition strategy focuses on identifying acquisitions that optimize and streamline the healthcare revenue and payment cycle. Our expansive customer footprint affords us the important advantage of being able to deploy acquired products and services into our installed base, which, in turn, can help to accelerate growth of our acquired businesses. We believe our management team’s proven ability to successfully identify acquisition opportunities that are complementary and synergistic to our business and to integrate them into our existing operations with minimal disruption has played, and will continue to play, an important role in the expansion of our business and in our growth. The acquisitions we have completed in the last three years have reflected our focus on developing next generation product extensions, expanding our core footprint and adding new products and services in potential high growth areas. For example: (i) in December 2007, we acquired IXT Solutions, a patient statement and billing provider that provided us a new online service oriented technology platform and 165 new hospital relationships, which we have targeted for cross-selling our other revenue cycle management solutions; (ii) in September 2008, we acquired GE Healthcare Information Technology’s patient statement business, which expanded our footprint in the print and mail patient statement services market; (iii) in June 2009, we acquired The Sentinel Group, which enabled us to offer our existing payer customers fraud and abuse management services; and (iv) in July 2009, we acquired eRx, a provider of electronic pharmacy healthcare solutions, which enables us to offer additional services to our retail pharmacy customers and provides us with an enhanced technology platform for the pharmacy switching business.

Products and Services

We generally provide our products and services to our payer customers on a per-transaction or per-document basis and to our provider customers on a per-transaction, per-document or monthly flat-fee basis. Our contracts with our payer and provider customers are generally one to three years in term and automatically renew for successive terms unless terminated. We have also entered into MGAs with over 370 of our payer customers under which we are the exclusive provider of certain eligibility and benefit verification and/or claims management services. MGAs generally have terms of three years and renew automatically for successive terms unless terminated.

The following is a list and brief description of our products and services:

PAYER PRODUCTS AND SERVICES

Pre-Care and Claim Management/Adjudication

Emdeon Transform	High-volume imaging, data capture and transaction/forms processing software capable of scanning any form, claim or document to enable electronic transaction processing.

Emdeon Paper-to-EDI Conversion	Converts paper claims to electronic formats capable of submission to payer adjudication systems. This service may also include full mailroom outsourcing.

Emdeon Claims Connection	A direct connectivity service for claims transactions.

Emdeon Eligibility	Provides network connection via HIPAA-standard formats supporting eligibility inquiry and response, claim status, find provider, healthcare services review request and response, healthcare services review inquiry and response and claim financial inquiry.

Emdeon Hosted Eligibility	Offers payer organizations the functionality for real-time healthcare transaction exchange in HIPAA-standard formats and enables real-time eligibility and benefits inquiry and response capability.

Emdeon Patient Responsibility Estimatorsm	An extension of Emdeon’s eligibility services which estimates the patient’s out-of-pocket responsibility.

Emdeon Electronic Remittance Advice	Provides Emdeon network connection via HIPAA-standard format supporting electronic remittance advice.

Emdeon Advanced Claiming	Improves the efficiency of the payment settlement cycle and lowers processing cost-per-claim by providing intelligent routing between payers, PPOs and other business partners and applying payer-specific pre-adjudication services to all claims.

Emdeon Visionsm for Claim Management	A web-based application that offers payers claim-level views into the electronic claim filing process from claim submission to Emdeon through delivery to the payer organization.

Emdeon Third-Party Liability Analysis	Manages the process of mapping Medicaid claims data to commercial payers’ eligibility rosters. Helps Medicaid recover overpaid claim dollars and limit future overpayments by identifying commercial payers with primary coordination of benefits (“COB”) responsibility.

Sentinel Fraud Investigative Services	Analyzes claims data to identify potential fraudulent or abusive activity.

Payment Distribution

Emdeon Printing and Fulfillment	Print and mail service that enables payers to realize postage and print savings through state-of-the-art fulfillment capabilities and efficient management of print and mailroom processes.

Emdeon Healthpayers USA Postage Cooperative	Consolidates provider communications, including EOBs, payments and correspondence, across all of a provider’s contracted payers.

Emdeon ePayment	Offers payers the ability to distribute payments to providers electronically including online access to electronic remittance advice (“ERA”) and payment information.

PROVIDER PRODUCTS AND SERVICES

Pre-Care

Emdeon Assistant	Simplifies patient registration through real-time automation of patient eligibility and verification tasks. Includes the capability to verify patient addresses and provide credit scoring.

Emdeon Patient Responsibility Estimatorsm	An extension of Emdeon’s eligibility services which estimates the patient’s out-of-pocket responsibility by combining contract rate treatment and benefits information.

Emdeon Revenue & Reimbursement Analytics	Pre-care batch screenings of patient account information which allows providers to identify insurance eligible accounts in their self-pay roster to increase revenue collection and reduce bad debt expense.

Emdeon Provider Direct	Direct connectivity to the Emdeon network for insurance eligibility and benefits transactions.

Emdeon Application & Imaging Manager	Automates Medicaid application and Charity Care applications to streamline workflow, reduce errors and save time for hospitals and other providers that help patients fill out these applications.

Emdeon Office	Web-based service with the ability to process insurance eligibility and benefits verification tasks, as well as process claims for payers connected to the Emdeon network.

Emdeon POS	Point-of-service terminals for verifying patient insurance and benefits.

Emdeon Dental Direct Solution	A software application that allows dental practices to process insurance eligibility verification and check claim status through the Emdeon network.

Emdeon Dental Provider Services	A web-based application designed to provide a simplified, end-to-end, single source solution to dental offices, allowing real-time eligibility and benefits verification and claim status tracking by connecting users to the Emdeon network of dental payers.

Emdeon Vendor Connect	Direct connectivity to the Emdeon network for insurance eligibility and benefits, claims processing and claim status for vendors.

Emdeon Clinician	Order entry and reports distribution of any clinical documentation. Allows physicians and office staff to process lab orders and access laboratory reports, transcription reports, radiology reports, face sheets and images from any computer that has Internet access.

Emdeon ClinicianRx	A web-based ePrescribing solution. Using a personal digital assistant or secure Internet browser, prescribers have access to complete medication histories, drug formularies and drug information at the point-of-care.

Claim Management/Adjudication

Emdeon Claim Master	A web-based billing management solution that allows providers to manage their billing processes across all facilities.

Emdeon Office	Web-based service with the ability to submit claims to payers connected to the Emdeon network.

Emdeon Provider Direct	Direct connectivity to the Emdeon network for claims processing.

Emdeon Medicare Secondary Billing-Accelerated	Allows accelerated processing of secondary claims once the electronic remittance advice is received. Data is automatically updated and the secondary claim is produced.

Emdeon 72-Hour RuleCheck	Provides providers with a means of checking Medicare claims for 72-hour billing conflicts before submission of claim or after adjudication.

Emdeon Dental Direct Solution	A software application that allows dental practices to submit claims and check claim status through the Emdeon network.

Emdeon Vendor Connect	Direct connectivity to the Emdeon network for insurance claims management and claim status for vendors.

Emdeon Revenue & Reimbursement Analytics	Post-care batch screenings of patient account information which allows providers to identify insurance eligible accounts in their self-pay roster to increase revenue collection and reduce bad debt expense.

Emdeon Medi-Cal Follow-Up Services	Business process outsourcing services whereby we process denials for providers submitting Medi-Cal institutional claims.

Emdeon Payment Manager	A web-based payment and reconciliation solution that provides visibility of remittance data and facilitates the electronic transfer of funds from the Emdeon payer network to the provider.

Emdeon Automated Secondary Claim Processing	Automatically generates and prints collated secondary claims and the remittance advice if secondary insurance coverage is provided. A copy of the remittance advice from the primary payer is collected and automatically triggers the creation of a secondary claim with the required attachments.

Payment Posting/Denial Management

Emdeon AccuPost	Works with administrative systems to interpret ERA and automatically post payments directly to the proper patient accounts.

Emdeon Denial Manager	Allows providers to organize and manage remittance inventory, denials and underpayments, and report and view denied and adjusted amounts.

Emdeon Medicare Manager/DDE Plus	Overall management (viewing, prioritizing, sorting) of suspended, rejected, returned-to-provider, paid and denied Medicare Part A claims. Allows for correction of claims within the Medicare direct data entry (“DDE”) system via the Internet.

Emdeon Wholesale Lockbox	Electronic payment processing capabilities for providers, which eliminates the need for staff to sort mail, open and post payments, create deposit tickets or make bank deposits.

Patient Billing and Payment

Emdeon Patient Connect	Provides a bundled offering of patient billing and payment solutions, including Emdeon ExpressBill Services, Emdeon Return Mail Manager, Emdeon Patient Pay Online, Emdeon eCashiering and Emdeon Document Archive.

Emdeon ExpressBill Services	Provides outsourced print and mail services for patient statements, invoices and other patient communications.

Emdeon Return Mail Manager	Automates the skip tracing process of undeliverable mail in order to eliminate return mail handling for our customers.

Emdeon Patient Pay Online	Allows patients to receive email updates linking them to a secure section of their provider’s existing website where they can view, manage and pay their accounts online.

Emdeon eCashiering	Provides an integrated view of all patient payment activity and web-based access to the entire patient account, enabling real-time processing of all credit card, check card and ACH transactions.

Emdeon Document Archive	24/7 desktop file retrieval and viewing capabilities allow providers to view statements and documents online that mirror those sent to their patients.

Emdeon Patient Lockbox	Provides the ability to receive patient paper payments, reconcile them to the original billing, deposit payments and automatically post to accounts receivable.

Emdeon Patient Communications	Statement inserts and other custom printing.

PHARMACY PRODUCTS AND SERVICES

Prescription Benefits Administration (Payers)

Emdeon SelectRx	Provides real-time claims adjudication in support of payers’ in-house prescription benefit programs, including managed care, discount cash, Workers’ Compensation and voucher/coupon programs. This solution can be augmented with additional services as needed that are designed to help payers better control prescription drug costs, including rebate management, network administration, mail order and specialty and customer service call center.

Claims Management and Adjudication (Providers)

eRx Connect	Third-party claim switching service, which includes real-time tools for support and monitoring, to all payers covering pharmacy benefit programs.

eRx Edit	Enables pharmacies to receive real-time pre and post edits to improve third party reimbursements and in-store productivity.

eRx Pad	Enables pharmacies to exchange secure electronic transactions with physicians, including new prescriptions, refill requests and responses and medication change requests through intelligent routing capabilities.

eRx 340B	Provides management of the 340B drug pricing program cycle, including initial patient enrollment, prescription fulfillment, inventory management, reporting and auditing.

eRx Print to Pharmacy	Real-time patient printout at the point-of-service, including coupons and/or other patient education documents.

Payment Posting and Denial Management (Providers)

eRx Reconciliation	Enables pharmacies to monitor and track payments of third party sales, remittance and deposit information. Provides online tools and reports to identify payer issues and allow pharmacies to view sales and payment, aging and partial pay reports.

eRx Recovery	Provides comprehensive denial management service for pharmacies billing Medicare and select Medicaid plans.

Customers

Payer Services

The payer market is comprised of more than 1,200 payers across four main segments: Medicare, Medicaid, Blue Cross Blue Shield fiscal intermediaries and private insurance companies. We are directly connected and provide services to virtually all payers offering electronic transaction connectivity services. We also serve the Third Party Administrator (“TPA”) market with print-and-mail payment and remittance distribution services and the PPO market with intelligent claim capture and routing services. For the year ended December 31, 2008, our top

10 payer customers represented 16% of our total revenues and no payer customer accounted for more than 2.5% of our total revenues.

Provider Services

The provider market is composed of three main constituents: physicians, hospitals and dentists. We currently have contractual or submitter relationships, directly or through our channel partners, with approximately 260,000 physicians, 2,700 hospitals and 81,000 dentists. For the year ended December 31, 2008, our top 10 provider customers represented 12.8% of our total revenues and no provider customer accounted for more than 5.6% of our total revenues.

Pharmacy Services

The pharmacy market is composed of more than 55,000 chains and independent pharmacies, as well as prescription benefits solutions marketed directly to payers. We are connected and provide services to virtually all pharmacies utilizing electronic transaction connectivity services. For the year ended December 31, 2008, no pharmacy services customer accounted for more than 2.2% of our total revenues.

Marketing and Sales

Our ability to continually grow the number of healthcare industry constituents that connect to our network and create an integrated, comprehensive product and service offering is critical to our success. Marketing activities for our payer, provider and pharmacy solutions include direct sales, targeted direct marketing, advertising, tradeshow exhibits, provider workshops, web-based marketing activities, e-newsletters and conference sponsorships.

As of March 31, 2009, our dedicated payer sales organization was comprised of 23 sales professionals that sell our services directly to payers, as well as 22 account managers that are responsible for managing our ongoing payer relationships and cross-selling additional solutions to our existing payer clients.

As of March 31, 2009, direct sales for provider services are accomplished by a team of over 129 professionals that are focused primarily on sales to larger customers, such as hospitals, clinics and laboratories, as well as inside sales (telemarketing) to smaller physician offices.

We market and distribute our pharmacy services solutions directly to chains and independent pharmacies. As of March 31, 2009, we had a sales team of eight sales professionals that are focused primarily on retail pharmacies, retail chains, software vendors and distributors. We currently have approximately 55,000 pharmacies in our network. In addition, we sell prescription benefits solutions directly to payers that are looking for an alternative to maintaining an in-house pharmacy claims adjudication system.

As of March 31, 2009, we also had over 600 channel partner relationships. Our channel partners include physician and dental practice management system vendors, hospital information system vendors, pharmacy system vendors and other vendors that provide software and services to providers. We integrate our revenue and payment cycle management services into these channel partners’ software solutions for distribution to their provider customers. We have a team of 16 professionals that actively manage these relationships to increase distribution effectiveness. Under the agreements we enter into with our channel partners, we (i) charge the channel partner a per transaction or monthly flat fee and/or (ii) grant rebates to the channel partner based on the transaction fees we receive from our payer customers. Our contracts with channel partners are generally one to three years in term and automatically renew for successive terms unless terminated.

Technology

To integrate our current products and services with those that we are currently developing, our technology platforms employ a standard enterprise services bus (“ESB”) in a service-oriented architecture, configured for highly-available 24/7 operations. We maintain two secure, interconnected, environmentally-controlled data centers, one in Nashville, TN and one in Memphis, TN, each with emergency power generation capabilities. We also utilize a data center operated by a third party in Florida to process transaction services. Our software development life cycle methodology requires that all applications are able to run in both of our data centers. We use a variety of proprietary and licensed standards-based technologies to implement our platforms, including those which provide for orchestration, interoperability and process control. The platforms also integrate a data infrastructure to support both transaction processing and data warehousing for operational support and data analytics.

Competition

We compete on the basis of the size and reach of our network, the ability to offer a single-vendor solution, the breadth and functionality of products and services we offer and are able to develop and our pricing model. While we do not believe any single competitor offers a similarly expansive suite of products and services, our payer, provider and pharmacy services compete with:

•	transaction processing companies, including those providing EDI and/or Internet-based services and those providing services through other means, such as paper and fax;

•	healthcare information system vendors that support providers, including physician practice management system and electronic medical record system vendors;

•	large information technology consulting service providers;

•	health insurance companies, pharmacy benefit management companies and pharmacies that provide or are developing electronic transaction services for use by providers and/or by their members and customers;

•	healthcare focused print and mail vendors; and

•	banks that have invested in healthcare data management assets.

We also compete, in some cases, with alliances formed by the above competitors. In addition, major software, hardware, information systems and business process outsourcing companies, both with and without healthcare companies as their partners, offer or have announced their intention to offer products or services that are competitive with some of ours. Major competitors for our products and/or services include McKesson (RelayHealth) and UnitedHealth Group (Ingenix and OptumHealth), as well as other smaller competitors that typically compete with us in one or more of our product and/or service categories.

In addition, some of our existing payer and provider customers compete with us or plan to do so. In general, these customers offer services that compete with some of our solutions but do not offer the full range of products and services we offer. For example, some payers currently offer, through affiliated clearinghouses, internet portals and other means, electronic data transmission services to providers that allow the provider to have a direct connection to the payer, bypassing third party EDI service providers such as us. In addition, as part of the solutions healthcare information system vendors, including our channel partners, sell, they may offer their customers products and services that we supply directly or similar products and services offered by our competitors.

Many of our current and potential competitors have greater financial and marketing resources than we have. Furthermore, we believe that the increasing acceptance of automated solutions in the healthcare marketplace, the adoption of more sophisticated technology, legislative reform and consolidation within the payer and provider industries will result in increased competition. There can be no assurance that we will continue to maintain our existing customer base, or that we will be successful with any new products or services that we have introduced or will introduce.

Intellectual Property

We rely upon a combination of patent, trade secret, copyright and trademark laws, license agreements, confidentiality procedures, nondisclosure agreements and technical measures to protect the intellectual property used in our business. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers. We also seek to control access to and distribution of our technology, documentation and other proprietary information.

We use numerous trademarks, trade names and service marks for our products and services, including EMDEON®, EMDEON CLAIM MASTERtm, HEALTHPAYERS USA®, SMART SEARCH® and EMDEON VISIONsm and we also use numerous domain names, including “emdeon.com.” We also rely on a variety of intellectual property rights that we license from third parties. Although we believe that alternative technologies are generally available to replace such licenses, these third party technologies may not continue to be available to us on commercially reasonable terms.

We have several patents and patent applications covering products and services we provide, including software applications. Due to the nature of our applications, we believe that patent protection is less significant than our ability to further develop, enhance and modify our current products and services.

The steps we have taken to protect our copyrights, trademarks, servicemarks and other intellectual property may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and adversely affect our competitive position or results of operations. See “Risk Factors — The protection of our intellectual property requires substantial resources.”

Regulation and Legislation

Introduction

Almost all of our revenue is either from the healthcare industry or could be affected by changes in healthcare spending. The healthcare industry is subject to changing political, regulatory and other influences. National healthcare reform is currently a major focus at the federal level, and congressional leaders are targeting legislation to be passed by the fall of 2009. Among other things, healthcare reform may increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry constituents operate. Healthcare industry constituents may respond by reducing their expenditures or postponing expenditure decisions, including expenditures for our product and service offerings.

In addition, the healthcare industry is required to comply with extensive and complex laws and regulations at the federal and state levels. Although many regulatory and governmental requirements do not directly apply to our operations, our customers are required to comply with a variety of laws, and we may be impacted by these laws as a result of our contractual obligations. For many of these requirements, there is little history of regulatory or judicial interpretation upon which to rely. We may also be impacted by laws regulating the banking and financial services industry as a result of payment and remittance services and products we offer, or plan to offer, through our third party vendors. We have attempted to structure our operations to comply with applicable legal requirements, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives.

We are unable to predict the future course of federal, state or local legislation and regulatory efforts. Further changes in the law, regulatory framework or the interpretation of applicable laws and regulations could reduce our revenue or increase our costs and have an adverse effect on our business, financial condition or results of operations.

HIPAA Administrative Simplification Requirements

General.  HIPAA mandated a package of interlocking administrative simplification rules to establish standards and requirements for the electronic transmission of certain healthcare claims and payment transactions. These regulations are intended to encourage electronic commerce in the healthcare industry and apply directly to health plans, most providers and healthcare clearinghouses (“Covered Entities”). Some of our businesses, including our healthcare clearinghouse operations, are considered Covered Entities under HIPAA and its implementing regulations. Other aspects of our operations are considered a “business associate” under HIPAA and are indirectly impacted by the HIPAA regulations as a result of our contractual obligations to our customers and interactions with other constituents in the healthcare industry that are Covered Entities (“Business Associates”).

Transaction Standards.  The standard transaction regulations established under HIPAA (“Transaction Standards”) mandate certain format and data content standards for the most common electronic healthcare transactions, using technical standards promulgated by recognized standards publishing organizations. These transactions include healthcare claims, enrollment, payment and eligibility. The Transaction Standards are applicable to that portion of our business involving the processing of healthcare transactions among payers, providers, patients and other healthcare industry constituents. Failure to comply with the Transaction Standards may subject us to civil and potentially criminal penalties and breach of contract claims. CMS is responsible for enforcing the Transaction Standards.

Payers and providers who are unable to exchange data in the required standard formats can achieve Transaction Standards compliance by contracting with a clearinghouse to translate between standard and non-standard formats. As a result, use of a clearinghouse has allowed numerous payers and providers to establish compliance with the Transaction Standards independently and at different times, reducing transition costs and risks. In addition, the standardization of formats and data standards envisioned by the Transaction Standards has only partially occurred. Multiple versions of a HIPAA standard claim have emerged as each payer defines for itself what constitutes a “HIPAA-compliant” claim. To date, payers have published more than 600 different “companion documents” setting forth their individual interpretations and implementation of the government guidelines.

In order to help prevent disruptions in the healthcare payment system, CMS has permitted the use of “contingency plans” under which claims and other covered transactions can be processed, in some circumstances, in either HIPAA standard or legacy formats. CMS terminated the Medicare contingency plan for incoming claims in 2005. The Medicare contingency plan for HIPAA transactions, other than claims, remains in effect. Our contingency plan, pursuant to which we process HIPAA-compliant standard transactions and legacy transactions, as appropriate, based on the needs of our customers, remains in effect. We cannot provide assurance regarding how CMS will enforce the Transaction Standards or how long CMS will permit constituents in the healthcare industry to utilize contingency plans. We continue to work with payers and providers, healthcare information system vendors and other healthcare constituents to implement fully the Transaction Standards.

In January 2009, CMS published a final rule adopting updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. The final rule also resulted in changes to the formats used for electronic transactions subject to the rule. While use of the ICD-10 code sets is not mandatory until October 1, 2013 and the use of the updated formats is not mandatory until January 1, 2012, we have begun to modify our payment systems and processes to prepare for their implementation. These changes may result in errors and otherwise negatively impact our service levels, and we may experience complications related to supporting customers that are not fully compliant with the revised requirements as of the applicable compliance date.

NPI Standard.  The national provider identifier (“NPI”) regulations established under HIPAA (“NPI Standard”) require providers that transmit any health information in electronic form in connection with a HIPAA-standard transaction to obtain a single, 10 position all-numeric NPI and to use the NPI in standard transactions for which a provider identifier is required. Health plans and healthcare clearinghouses must use a provider’s NPI to identify the provider on all standard transactions requiring a provider identifier. The NPI Standard took effect on May 23, 2007; however, CMS permitted Covered Entities to use legacy identifiers through May 23, 2008.

All of our clearinghouse systems are fully capable of transmitting transactions that include the NPI. We continue to process transactions using legacy identifiers for non-Medicare claims that are sent to us to the extent that the intended recipients have not instructed us to suppress those legacy identifiers. We cannot provide assurance regarding how CMS will enforce the NPI Standard or how CMS will view our practice of including legacy identifiers for non-Medicare claims. We continue to work with payers, providers, practice management system vendors and other healthcare industry constituents to implement the NPI Standard. Any CMS regulatory change or clarification or enforcement action that prohibited the processing by healthcare clearinghouses or private payers of transactions containing legacy identifiers could have an adverse effect on our business.

Regulation of Healthcare Relationships

A number of federal and state laws govern patient referrals, financial relationships with physicians and other referral sources and inducements to providers and patients, including restrictions contained in amendments to the Social Security Act, commonly known as “the federal Anti-Kickback Law.” The federal Anti-Kickback Law prohibits any person or entity from offering, paying, soliciting or receiving, directly or indirectly, anything of value with the intent of generating referrals or orders for services or items covered by a federal healthcare program, such as Medicare, Medicaid or TriCare. Violation of the federal Anti-Kickback Law is a felony.

The Office of the Inspector General of HHS has created regulatory safe harbors to the federal Anti-Kickback Law. Activities that comply precisely with a safe harbor are deemed protected from prosecution under the federal Anti-Kickback Law. Failure to meet a safe harbor does not automatically render an arrangement illegal under the Anti-Kickback Law. The arrangement, however, does risk increased scrutiny by government enforcement authorities, based on its particular facts and circumstances. Our contracts and other arrangements may not meet a safe harbor. Many states have laws and regulations that are similar to the federal Anti-Kickback Law. In many cases, these state requirements are not limited to items or services for which payment is made by a federal healthcare program.

The laws in this area are both broad and vague and generally not subject to frequent regulatory or judicial interpretation. We review our practices with regulatory experts in an effort to comply with all applicable laws and regulatory requirements. However, we are unable to predict how these laws will be interpreted or the full extent of their application, particularly to services that are not directly reimbursed by federal healthcare programs, such as transaction processing services. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to civil or criminal penalties and require us to change or terminate some portions of our business. Even an unsuccessful challenge by regulatory authorities of our practices could cause adverse publicity and cause us to incur significant legal and related costs.

False Claims Laws and Other Fraud and Abuse Restrictions

We provide claims processing and other transaction services to providers that relate to, or directly involve, the reimbursement of health services covered by Medicare, Medicaid, other federal healthcare programs and private payers. In addition, as part of our data transmission and claims submission services, we may employ certain edits, using logic, mapping and defaults, when submitting claims to third party payers. Such edits are utilized when the information received from providers is insufficient to complete individual data elements requested by payers.

As a result of these aspects of our business, we may be subject to, or contractually required to comply with, state and federal laws that govern various aspects of the submission of healthcare claims for reimbursement and the receipt of payments for healthcare items or services. These laws generally prohibit an individual or entity from knowingly presenting or causing to be presented claims for payment to Medicare, Medicaid or other third party payers that are false or fraudulent. False or fraudulent claims include, but are not limited to, billing for services not rendered, failing to refund known overpayments, misrepresenting actual services rendered in order to obtain higher reimbursement, improper coding and billing for medically unnecessary goods and services. Further, providers may not contract with individuals or entities excluded from participation in any federal healthcare program. Like the federal Anti-Kickback Law, these provisions are very broad. To avoid liability, providers and their contractors must, among other things, carefully and accurately code, complete and submit claims for reimbursement.

Some of these laws, including restrictions contained in amendments to the Social Security Act, commonly known as “the federal Civil Monetary Penalty Law,” require a lower burden of proof than other fraud and abuse laws. Federal and state governments increasingly use the federal Civil Monetary Penalty Law, especially where they believe they cannot meet the higher burden of proof requirements under the various criminal healthcare fraud provisions. Many of these laws provide significant civil and criminal penalties for noncompliance and can be enforced by private individuals through “whistleblower” or qui tam actions. For example, the federal Civil Monetary Penalty Law provides for penalties ranging from $10,000 to $50,000 per prohibited act and assessments of up to three times the amount claimed or received. Further, violations of the federal FCA are punishable by treble damages and penalties of up to $11,000 per false claim. Whistleblowers, the federal government and some courts have taken the position that entities that allegedly have violated other statutes, such as the federal Anti-Kickback Law, have thereby submitted false claims under the federal FCA.

From time to time, constituents in the healthcare industry, including us, may be subject to actions under the federal FCA or other fraud and abuse provisions. We cannot guarantee that state and federal agencies will regard any billing errors we process as inadvertent or will not hold us responsible for any compliance issues related to claims we handle on behalf of providers and payers. Although we believe our editing processes are consistent with applicable reimbursement rules and industry practice, a court, enforcement agency or whistleblower could challenge these practices. We cannot predict the impact of any enforcement actions under the various false claims and fraud and abuse laws applicable to our operations. Even an unsuccessful challenge of our practices could cause adverse publicity and cause us to incur significant legal and related costs.

Requirements Regarding the Confidentiality, Privacy and Security of Personal Information

Data Protection and Breaches.  In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals. In many cases, these laws are limited to electronic data, but states are increasingly enacting or considering stricter and broader requirements. Pursuant to ARRA, HHS must issue regulations later this year requiring covered entities to report certain security breaches to individuals affected by the breach and, in some cases, to HHS or to the public via a website. This reporting obligation will apply broadly to breaches involving unsecured protected health information and will become effective 30 days from the date HHS issues these regulations. In addition, the Federal Trade Commission (“FTC”) has prosecuted some data breach cases as unfair and deceptive acts or practices under the Federal Trade Commission Act. Further, some of our customers are subject to a new federal rule requiring creditors, which may include health providers and health plans, to implement identity theft prevention programs to detect, prevent, and mitigate identity theft in connection with customer accounts. We may be required to make changes to our operations to assist our customers in complying with this rule. We have implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with all applicable laws and regulations regarding the protection of this data and properly responding to any security breaches or incidents.

HIPAA Privacy Standards and Security Standards.  The privacy regulations established under HIPAA (“Privacy Standards”) and the security regulations established under HIPAA (“Security Standards”) apply directly as a Covered Entity to our operations as a healthcare clearinghouse and indirectly as a Business Associate to other aspects of our operations as a result of our contractual obligations to our customers. Effective February 17, 2010, ARRA will extend the direct application of some provisions of the Privacy Standards and Security Standards to us when we are functioning as a Business Associate of our payer or provider customers. The Privacy Standards extensively regulate the use and disclosure of individually identifiable health information by Covered Entities and their Business Associates. For example, the Privacy Standards permit Covered Entities and their Business Associates to use and disclose individually identifiable health information for treatment and to process claims for payment, but other uses and disclosures, such as marketing communications, require written authorization from the individual or must meet an exception specified under the Privacy Standards. The Privacy Standards also provide patients with rights related to understanding and controlling how their health information is used and disclosed. Effective February 17, 2010 or later (in the case of restrictions tied to the issuance of implementing regulations), ARRA will impose stricter limitations on certain types of uses and disclosures, such as additional restrictions on marketing communications and the sale of individually identifiable health information. To the extent permitted by the Privacy Standards, ARRA and our contracts with our customers, we may use and disclose individually identifiable health information to perform our services and for other limited purposes, such as creating de-identified information. Determining whether data has been sufficiently de-identified to comply with the Privacy Standards and our contractual obligations may require complex factual and statistical analyses and may be subject to interpretation. The Security Standards require Covered Entities and their Business Associates to implement and maintain administrative, physical and technical safeguards to protect the security of individually identifiable health information that is electronically transmitted or electronically stored.

If we are unable to properly protect the privacy and security of health information entrusted to us, we could be found to have breached our contracts with our customers. Further, HIPAA includes civil and criminal penalties for Covered Entities that violate the Privacy Standards or the Security Standards, and ARRA significantly increased the amount of the civil penalties. Effective February 17, 2010, Business Associates will also be directly subject to civil and criminal penalties for violation of these standards. Recently, CMS, which enforces the Security Standards, and the HHS Office for Civil Rights, which enforces the Privacy Standards, appear to have increased their enforcement activities. ARRA has strengthened the enforcement provisions of HIPAA, which may result in further increases in enforcement activity. For example, HHS is required by ARRA to conduct periodic compliance audits of Covered Entities and their Business Associates. ARRA also authorizes state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

We have implemented and maintain policies and processes to assist us in complying with the Privacy Standards, the Security Standards and our contractual obligations. We cannot provide assurance regarding how these standards will be interpreted, enforced or applied to our operations.

Other Requirements.  In addition to HIPAA, numerous other state and federal laws govern the collection, dissemination, use, access to and confidentiality of individually identifiable health information and healthcare provider information. In addition, some states are considering new laws and regulations that further protect the confidentiality, privacy and security of medical records or other types of medical information. In many cases, these state laws are not preempted by the HIPAA Privacy Standards and may be subject to interpretation by various courts and other governmental authorities. Further, the U.S. Congress and a number of states have considered or are considering prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States.

Banking and Financial Services Industry

The banking and financial services industry is subject to numerous laws and regulations, some of which may impact our operations and subject us, our vendors or our customers to liability as a result of the payment distribution products and services we offer or may offer in the future. Although we do not act as a bank, we offer, or plan to offer, products and services that involve banks or vendors who contract with banks and other regulated providers of financial services. As a result, we may be impacted by banking and financial services industry laws and regulations, such as licensing requirements, solvency standards, requirements to maintain privacy of nonpublic personal financial information and FDIC deposit insurance limits. Further, our payment distribution products and services may impact the ability of our payer customers to comply with state prompt payment laws. These laws require payers to pay healthcare claims meeting the statutory or regulatory definition of a “clean claim” to be paid within a specified time frame.

Thus, we are subject to potentially complex compliance issues. Changes to federal and state laws, or new interpretations of existing laws, could create liability for us, could impose additional operational requirements on our businesses, could affect the manner in which we use, disclose and transmit individually identifiable health information and could increase our costs of doing business. Even an unsuccessful challenge of our practices could cause adverse publicity and cause us to incur significant legal and related costs.

Employees

As of March 31, 2009, we had approximately 2,100 employees. Our employees are not represented by any union and are not the subject of a collective bargaining agreement. We believe that we have a good relationship with our employees.

Properties

We do not own any real property. We recently expanded our lease of office space at 3055 Lebanon Pike, Nashville, Tennessee, which is due to expire in October 2018, from approximately 55,000 square feet to approximately 164,000 square feet and moved our corporate headquarters and consolidated certain of our other Nashville area operations to this location.

One of our two primary data centers, containing approximately 11,000 square feet of data storage space and 31,000 total square feet of office space, is located at our former headquarters in Nashville, Tennessee under a sub-lease agreement, which is due to expire in December 2010, and the other containing approximately 20,000 square feet of data center space is located in Memphis, Tennessee, under a lease agreement due to expire in January 2017.

For our patient billing and payment distribution services, we lease approximately 93,000 square feet of office space at a facility located in Toledo, Ohio and approximately 53,000 square feet of office space at a facility located in Bridgeton, Missouri. We also lease a number of other small operations, business and sales offices in several other states and one facility in Costa Rica.

We believe that our facilities are generally adequate for current and anticipated future use, although we may from time to time lease or vacate additional facilities as our operations require.

Legal Proceedings

From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of June 12, 2009.

Name	Age	Position

George I. Lazenby, IV	40	Chief Executive Officer, Director
Tracy L. Bahl	47	Executive Chairman
Bob A. Newport, Jr.	49	Chief Financial Officer
J. Philip Hardin	46	Executive Vice President — Provider Services
Gregory T. Stevens	44	Executive Vice President, General Counsel and Secretary
Gary D. Stuart	44	Executive Vice President — Payer Services
Dinyar S. Devitre	62	Director
Mark F. Dzialga	44	Director
Philip U. Hammarskjold	44	Director
Jim D. Kever	56	Director
Jonathan C. Korngold	35	Director
Philip M. Pead	56	Director
Allen R. Thorpe	38	Director

George I. Lazenby, IV.  Mr. Lazenby has been our Chief Executive Officer and a member of our board of directors since September 2008. Mr. Lazenby has served as the Chief Executive Officer and a director of EBS Master since March 2007. Prior to that, Mr. Lazenby served as Executive Vice President — Provider Services of Emdeon Business Services from December 2003 to March 2007. Mr. Lazenby served as the Chief Operating Officer of Medifax EDI, Inc. from January 2003 until it was acquired by us in December 2003. Mr. Lazenby received a B.S. in Accounting from the University of Alabama.

Tracy L. Bahl.  Mr. Bahl has been our Executive Chairman since May 2009. Mr. Bahl has been Chairman of our board of directors since September 2008 and chairman of the board of directors of EBS Master since February 2008. Mr. Bahl served as a Special Advisor for General Atlantic from August 2006 to May 2009. Mr. Bahl was Chief Executive Officer of Uniprise, a UnitedHealth Group Company, from 2004 to 2007, and before that served in various executive positions at CIGNA HealthCare. Mr. Bahl received M.B.As from Columbia University and the London Business School, and received undergraduate degrees in Business Administration and Health and Exercise Science from Gustavus Adolphus College.

Bob A. Newport, Jr.   Mr. Newport has been our Chief Financial Officer since September 2008. Mr. Newport has served as the Chief Financial Officer of Emdeon Business Services since April 2006. Prior to that, Mr. Newport served as Vice President of Financial Planning & Analysis of Emdeon Business Services from January 2005 to March 2006 and Vice President of Finance of Emdeon Business Services from December 2003 to December 2004. From October 2002 to December 2003, Mr. Newport served as Chief Financial Officer of Medifax EDI, Inc. Mr. Newport was with Lattimore Black Morgan & Cain, a regional CPA firm, where he practiced approximately 20 years, including the last 10 as principal. Mr. Newport is a certified public accountant and received a B.S. in Accounting from Carson-Newman College.

J. Philip Hardin.  Mr. Hardin has been our Executive Vice President — Provider Services since September 2008. Mr. Hardin has served in the same position for Emdeon Business Services since June 2007. Prior to that, Mr. Hardin served as Executive Vice President of Project Management of our former parent companies, WebMD and HLTH Corporation, from May 2004 to June 2007 and as President of Emdeon Dental, a division of WebMD, from January 2003 to April 2004. Mr. Hardin received a B.S. in accounting from the University of Georgia and received an M.B.A. from Stanford University.

Gregory T. Stevens.  Mr. Stevens has been our Executive Vice President, General Counsel and Secretary since September 2008. Mr. Stevens has served in the same position for Emdeon Business Services since July 2008. Prior to joining us, Mr. Stevens served as Chief Administrative Officer, General Counsel, Secretary and Chief Compliance Officer of Spheris Inc., a leading global outsource provider of clinical documentation technology and services, from July 2003 to June 2008. From March 2002 to June 2003, Mr. Stevens served as Acting General Counsel and Secretary of Luminex Corporation, a leading manufacturer of proprietary biological testing technologies for the life science industry. From 1996 to 2002, Mr. Stevens served as the Senior Vice President and General Counsel for Envoy Corporation. Prior to joining Envoy, Mr. Stevens practiced corporate and securities law with Bass, Berry & Sims, PLC. Mr. Stevens received a B.A. in Economics and History and a J.D. from Vanderbilt University.

Gary D. Stuart.  Mr. Stuart has been our Executive Vice President — Payer Services since August 2008. Mr. Stuart has served in the same position for Emdeon Business Services since March 2006 and previously served as Executive Vice President of Payer and Vendor Strategy for Emdeon Business Services since August 2005. Mr. Stuart also served as Senior Vice President of Sales in the Transaction Services Division of WebMD Envoy from July 2002 to February 2005 and in various other capacities with our former parent company since July 1998. Mr. Stuart received a Bachelors in Business Administration from Texas State University.

Dinyar S. Devitre.  Mr. Devitre has been a member of our board of directors and a member of the board of directors of EBS Master since September 2008. Mr. Devitre served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. from 2003 to March 2007. From 1998 to 2001, Mr. Devitre served as Executive Vice President at Citigroup Inc. and Citibank in Europe. Mr. Devitre also serves as a director of Western Union Company, Altria Group and SABMiller plc. Mr. Devitre received a B.A. degree from St. Joseph’s College in Darjeeling, India and an M.B.A. from the Indian Institute of Management in Ahmedabad.

Mark F. Dzialga.  Mr. Dzialga has been a member of our board of directors since September 2008 and a member of the board of directors of EBS Master since November 2006. Since 1998, he has been a Managing Director of General Atlantic. From 1990 to 1998, Mr. Dzialga was with Goldman, Sachs & Co., most recently as the co-head of the High Technology Merger Group. Mr. Dzialga also serves as a director of Genpact and Network Solutions. Mr. Dzialga received an M.B.A. from the Columbia University School of Business and a B.S. in Accounting from Canisius College.

Philip U. Hammarskjold.  Mr. Hammarskjold has been a member of our board of directors since September 2008 and a member of the board of directors of EBS Master since February 2008. Mr. Hammarskjold joined Hellman & Friedman in 1992, became a partner in January 1996, and has served as a Managing Director of Hellman & Friedman since January 1998. Mr. Hammarskjold serves as a director of various Hellman & Friedman affiliated portfolio companies. Mr. Hammarskjold received a B.S.E. from Princeton University and an M.B.A. from Harvard Business School.

Jim D. Kever.  Mr. Kever has been a member of our board of directors since September 2008 and a member of the board of directors of EBS Master since November 2006. Mr. Kever is the founding partner of Voyent Partners, LLC, an investment partnership founded in 2001. Mr. Kever served as Co-Chief Executive Officer of the transaction services division of WebMD from June 2000 to March 2001. From March 1999 through May 2000, Mr. Kever served as Chief Executive Officer of the transaction services division of Quintiles Transnational Corp. From August 1995 through March 1999, Mr. Kever was the President and Co-Chief Executive Officer of Envoy Corporation. Mr. Kever joined Envoy Corporation as Treasurer and General Counsel in October 1981. Mr. Kever also serves as a director of 3D Systems Corporation, Luminex Corporation and Tyson Foods, Inc. Mr. Kever received a B.S. in Business and Administration from the University of Arkansas and a J.D. from the Vanderbilt University School of Law.

Jonathan C. Korngold.  Mr. Korngold has been a member of our board of directors since September 2008 and a member of the board of directors of EBS Master since November 2006. Mr. Korngold joined General Atlantic in 2001, has been a Managing Director since 2006 and is responsible for leading General Atlantic’s healthcare group. Prior to joining General Atlantic, Mr. Korngold was a member of Goldman Sachs’s Principal Investment Area and Mergers & Acquisitions groups in London and New York, respectively. Mr. Korngold received an M.B.A. from Harvard Business School and graduated with a A.B. in Economics from Harvard College.

Philip M. Pead.  Mr. Pead has been a member of our board of directors and the board of directors of EBS Master since February 2009. Mr. Pead has served as President and Chief Executive Officer of Eclipsys Corporation, a provider of advanced integrated clinical, revenue cycle and performance management software, since May 2009. Mr. Pead also serves as a director of Eclipsys. Mr. Pead served as the managing partner of Beacon Point Partners LLC, a healthcare consulting firm, from March 2007 to May 2009. Prior to that, he served as President and Chief Executive Officer of Per-Se, a provider of physician practice management services, from November 2000 until January 2007. Mr. Pead served as the Chairman of Per-Se beginning May 2003, having joined the company in 1997. While at Per-Se, Mr. Pead also served as Executive Vice President and Chief Operating Officer from August 1999 to November 2000. Mr. Pead received a B.S. in Economics from the University of London and a Business Administration Diploma from Harrow College of Technology.

Allen R. Thorpe.  Mr. Thorpe has been a member of our board of directors since September 2008 and a member of the board of directors of EBS Master since February 2008. Mr. Thorpe joined Hellman & Friedman in 1999 and has served as a Managing Director of Hellman & Friedman since January 2004. Prior to joining Hellman & Friedman in 1999, Mr. Thorpe was a Vice President with Pacific Equity Partners and a Manager at Bain & Company. Mr. Thorpe serves as a director of various Hellman & Friedman affiliated portfolio companies, including Sheridan Healthcare. Mr. Thorpe received an A.B. from Stanford University and an M.B.A. from Harvard Business School.

Corporate Governance

Controlled Company

We intend to list the shares offered in this offering on the NYSE. For purposes of the NYSE rules, we expect to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50 percent of the voting power is held by an individual, a group or another company. Together, our Principal Equityholders will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and are able to elect our entire board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have (i) a majority of independent directors, (ii) a Nominating and Corporate Governance Committee composed entirely of independent directors or (iii) a Compensation Committee composed entirely of independent directors.

Board Structure

Composition of our Board of Directors

Our board of directors consists of nine directors. Our amended and restated by-laws will provide that our board of directors will consist of no less than 5 nor more than 20 persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors.

Each of our directors will serve for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Under the Stockholders Agreement, initially the General Atlantic Equityholders and the H&F Equityholders will collectively be entitled to nominate a majority of the members of our board of directors.

Under the Stockholders Agreement, (i) the General Atlantic Equityholders will be entitled to nominate three directors so long as they beneficially own, in the aggregate, more than 40% of the Class A common stock outstanding immediately prior to consummation of this offering, two directors so long as they beneficially own, in the aggregate, more than 20% but not more than 40% of the Class A common stock outstanding immediately prior to consummation of this offering and one director so long as they beneficially own, in the aggregate, more than 5% but not more than 20% of the Class A common stock outstanding immediately prior to consummation of this offering and (ii) the H&F Equityholders will be entitled to nominate two directors so long as they beneficially own, in the aggregate, more than 20% of the Class A common stock outstanding immediately prior to consummation of this offering and one director so long as they beneficially own, in the aggregate, more than 5% but not more than 20% of the Class A common stock outstanding immediately prior to consummation of this offering, in each case

(a) excluding any shares of Class A common stock held by the eRx Members and EBS Equity Plan Members and (b)  assuming that the H&F Continuing LLC Members exchange all of their EBS Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock. In addition, for as long as the Principal Equityholders are entitled to nominate at least one director under the Stockholders Agreement, our Principal Equityholders will be permitted to jointly nominate one independent member to our board of directors provided that if one is no longer eligible to nominate any directors, then the other has the right to nominate the independent director.

Each of our Principal Equityholders will agree to vote its shares in favor of the directors nominated by the other in accordance with the terms of the Stockholders Agreement. To the extent either of our Principal Equityholders is no longer entitled to nominate a board member, our board of directors (upon the recommendation of the Nominating and Corporate Governance Committee, if then existing) will nominate a director in its place.

The General Atlantic Equityholders’ initial board of directors nominees were Messrs. Dzialga, Korngold and Bahl. The H&F Equityholders’ initial board of directors nominees were Messrs. Hammarskjold and Thorpe. In addition, the General Atlantic Equityholders and the H&F Equityholders jointly nominated Mr. Kever to our board of directors.

Under the Stockholders Agreement, for so long as either group of Principal Equityholders is entitled to nominate directors, they must give notice to us of their nominee(s) at least 30 days before the first anniversary of the date of the prior year’s annual stockholders meeting. However, if either group of Principal Equityholders fails to deliver such notice, they will be deemed to have nominated the director or directors previously nominated by them that then serve on the board.

Committees of the Board

Upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under the rules of the NYSE, we will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the Commission in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be comprised entirely of independent directors. As an NYSE “controlled company” , we are not required to have independent Nominating and Corporate Governance and Compensation Committees. The following is a brief description of our committees.

Audit Committee.  Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related-party transactions as required by the rules of the NYSE.

During the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus forms a part, the Audit Committee will consist of three directors, including two independent directors nominated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). The Principal Equityholders will mutually designate one member of the Audit Committee. After such 90-day period and until one year from the date of effectiveness of the registration statement of which this prospectus forms a part, the Stockholders Agreement will require that the Audit Committee consist of three directors, including one nominated by the General Atlantic Equityholders or the H&F Equityholders as determined by mutual agreement of the two and two independent directors nominated by the board of directors (upon the recommendation of the Nominating and Corporate Governance Committee). Thereafter, our Audit Committee will consist of at least three independent directors nominated by the board (upon the recommendation of the Nominating and Corporate Governance Committee).

Upon consummation of this offering Messrs. Devitre (chairman), Pead and Korngold are expected to be the members of our Audit Committee. Mr. Korngold will be the Principal Equityholders’ designee. Mr. Devitre qualifies as an Audit Committee financial expert under the rules of the Commission implementing Section 407 of the Sarbanes-Oxley Act of 2002 and meets the independence and the experience requirements of the NYSE and the federal securities laws.

Compensation Committee.  Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee will also generally administer our 2009 Equity Plan, except that it may delegate to a committee of officers the right to issue awards to employees other than to executive officers, and other benefit programs.

The Stockholders Agreement will initially require that our Compensation Committee consist of three members, including one director nominated by the General Atlantic Equityholders, one director nominated by the H&F Equityholders and one independent director nominated by the board of directors (upon the recommendation of the Nominating and Corporate Governance Committee). Each Principal Equityholder’s right to appoint a member to the Compensation Committee will terminate when it holds less than 5% of the voting power in our company, at which time our board of directors may appoint a replacement director to the Compensation Committee. In addition, under the Stockholders Agreement, if each group of Principal Equityholders owns less than 10% of the aggregate number of shares of Class A common stock outstanding immediately prior to the consummation of this offering (excluding any shares held by the eRx Members and the EBS Equity Plan Members but assuming the H&F Continuing LLC Members exchange all of their EBS Units (and corresponding shares of our Class B common stock) for shares of Class A common stock), our board of directors is permitted to increase the size of the Compensation Committee and add additional members. Upon consummation of this offering, Messrs. Dzialga (co-chairman), Thorpe (co-chairman) and Pead are expected to be the members of our Compensation Committee. Messrs. Dzialga and Thorpe will be the General Atlantic Equityholders’ designee and the H&F Equityholders’ designee, respectively.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee selects or recommends that the board of directors select candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of directors and management evaluations.

The Stockholders Agreement will initially require that our Nominating and Corporate Governance Committee consist of three members, including one director nominated by the General Atlantic Equityholders, one director nominated by the H&F Equityholders and one independent director nominated by the board of directors (upon the recommendation of the Nominating and Corporate Governance Committee). Each Principal Equityholder’s right to appoint a member to the Nominating and Corporate Governance Committee will terminate when it holds less than 5% of the voting power in our company, at which time our board of directors may appoint a replacement director to the Nominating and Corporate Governance Committee. In addition, under the Stockholders Agreement, if each of Principal Equityholders owns less than 10% of the aggregate number of shares of Class A common stock outstanding immediately prior to the consummation of this offering (excluding any shares held by the eRx Members and the EBS Equity Plan Members but assuming the H&F Continuing LLC Members exchange all of their EBS Units (and corresponding shares of our Class B common stock) for shares of Class A common stock), our board of directors is permitted to increase the size of the Nominating and Corporate Governance Committee and add additional members. Upon consummation of this offering, Messrs. Bahl (chairman), Kever and Thorpe are expected to be the members of our Nominating and Corporate Governance Committee. Messrs. Bahl and Thorpe will be the General Atlantic Equityholders’ designee and the H&F Equityholders’ designee, respectively.

Director Independence

We have determined that Messrs. Devitre, Dzialga, Hammarskjold, Kever, Korngold, Pead and Thorpe are independent as such term is defined by the applicable rules and regulations of the New York Stock Exchange. Additionally, each of these directors meets the categorical standards for independence established by our board of directors, as set forth in our Corporate Governance Policy. A copy of our Corporate Governance Policy will be available on our website upon the consummation of this offering. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discusses our executive compensation programs with respect to our “named executive officers”, as of December 31, 2008 and includes a discussion of the material elements of compensation awarded to them in the year ended December 31, 2008. This section also describes our compensation philosophy and the policies and processes that we use in reaching compensation decisions. The individuals whose compensation is discussed below are our current Chief Executive Officer, George Lazenby; our Chief Financial Officer, Bob A. Newport, Jr.; our Executive Vice President — Provider Services, J. Philip Hardin; our Executive Vice President, General Counsel and Secretary, Gregory T. Stevens and our Executive Vice President — Payer Services, Gary D. Stuart. We collectively refer to these individuals in the following discussion as our “named executive officers.”

Background

In May 2008, our board of directors formed a Compensation Committee (which we refer to as the “Compensation Committee”) to make decisions regarding the compensation of our named executive officers and perform other duties as set forth in the charter for the Compensation Committee.

During the year ended December 31, 2008, the board of directors of EBS Master (the “EBS Master Board”), together with the Compensation Committee and Mr. Lazenby (other than with respect to himself), made decisions regarding the compensation of our named executive officers.

Compensation Philosophy and Overview

Our compensation structure is centered around a pay-for-performance philosophy and is designed to reward our executives for their abilities, experience and efforts, and we believe our services, solutions and products reflect the individual and combined knowledge and performance that our compensation programs are structured to reward. Our ability to attract, retain and motivate the highly-qualified, motivated and experienced professionals who are vital to our success as a company is directly tied to the compensation programs we offer. In addition, we weigh tax and accounting considerations and the expectations of our executives and investors (including, following this offering, our public investors) with the incentives the compensation package provides. With this in mind, we have structured our compensation program as a competitive total pay package that we believe allows us to attract, retain and motivate executives with the skill and knowledge we require.

In July 2008, the Compensation Committee retained Frederic W. Cook & Co. to evaluate our compensation programs and to provide guidance with respect to developing and implementing our compensation philosophy and programs as a public company. In addition, Frederic W. Cook & Co. provided advice with respect to the conversion of certain equity awards in EBS Master held by our named executive officers and the grant of new equity, each as discussed below in more detail.

Compensation Objectives and Procedures

The primary objectives of our compensation program are to provide a competitive total pay package, consisting of base salary, annual cash bonuses based on company and individual performance, equity-based awards that provide value to our executives as the equity value of the company increases over time and additional benefits. We believe rewarding our executive officers in this manner encourages them to focus on our overall business objectives, as well as their individual responsibilities to us.

The first component of named executive officer compensation is base salary, which is intended to provide a stable level of compensation to each officer commensurate with his role and duties to us. The second component is annual cash bonuses based on company and individual performance. Tying a portion of total compensation to annual performance and thus shorter term goals permits us to adjust the performance measures each year to reflect changing objectives, including those that may be of special importance for a particular year. Individual performance objectives permit us to further tailor an executive’s cash bonus to his specific roles and responsibilities with respect to his position.

Equity-based awards granted to our named executive officers, which prior to this offering have been in the form of “profits interests” in EBS Master and are referred to as “Grant Units,” provide a long-term incentive and align a portion of our executives’ compensation to the interests of our investors and to each other, helping them to work together for their mutual success. Equity-based compensation also fosters a long-term commitment to us by our named executive officers and balances the short-term cash components of compensation that we provide.

Beginning in 2009, the Compensation Committee, subject to the terms of each executive’s employment agreement, will determine compensation for our named executive officers.

Overview of Components of Compensation

Compensation for our named executive officers consists of the following key components:

•	base salaries;

•	annual cash bonuses; and

•	equity-based awards.

In addition, our named executive officers are eligible to receive the same benefits that we provide to other full-time employees, including health and welfare benefits and participation in our 401(k) Savings Plan. We also provide a select group of management employees, including our named executive officers, supplemental long-term disability benefits in excess of the otherwise applicable maximum salary replacement levels available to our employees generally.

We also provide our named executive officers with severance payments and benefits in the event of an involuntary termination of employment without cause or constructive termination of employment and accelerated equity award vesting in connection with a change in control of our company.

In 2009, we expect to continue to provide the same elements of compensation (base salary, annual cash bonuses and equity-based awards) to our named executive officers. In addition, following this offering, we will continue to evaluate our compensation programs in light of our status as a public company.

Employment Agreements

Each of our named executive officers is party to an employment agreement with us, which agreements were negotiated with the respective named executive officer and which specify some terms of compensation, including an annual rate of base salary, eligibility for an annual cash bonus and severance payments and benefits. Pursuant to these agreements, each named executive officer is subject to restrictive covenants, including confidentiality, non-competition and non-solicitation obligations. The employment of each named executive officer under these agreements will continue in effect until terminated by us or by the named executive officer. These agreements are intended to assure us of the executive’s continued employment and to provide stability in our senior management team.

Base Salaries

We provide each named executive officer with a base salary for the services that he performs for us. By providing base salaries, we provide our executives with one stable element of compensation, while other compensation elements are variable. Base salaries are reviewed annually, and may be increased in light of the individual past performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his responsibilities and any changes in that scope, and his tenure with the business.

The base salary for Mr. Newport was increased in March 2008 from $275,000 to $290,000. The base salary for each of Messrs. Lazenby, Hardin and Stuart did not increase in 2008 and remained at $500,000; $250,000 and $300,000, respectively. Mr. Stevens joined us in July 2008 at an annual base salary of $300,000.

In March 2009, Mr. Newport received a salary increase from $290,000 to $300,000 and Mr. Hardin received an increase from $250,000 to $275,000. To date, none of our other named executive officers received a salary increase in 2009.

Annual Cash Bonuses

We provide our executive officers with the opportunity to share in our success through annual cash bonuses based on a combination of objective performance measures and subjective evaluation of the executive’s performance and contributions to our company during the year. The objective performance measures are either based entirely on overall company financial performance or, if the named executive officer’s job responsibilities are primarily related to a particular company division, then a portion of the objective performance measures will also be based on division financial performance. For the year ended December 31, 2008, 35% of the objective performance measures were based on Adjusted EBITDA targets and 65% were based on revenue targets. After the objective performance measures were calculated, the Compensation Committee and Mr. Lazenby exercised discretion to adjust bonuses payable for 2008 based on each executive’s achievement of individual objectives and contributions to us during the year.

For 2008, bonuses were linked to achievement of Adjusted EBITDA within a range of $195 million to $225 million and achievement of revenue from $852 million to $929 million. We believe the combination of these performance factors and the proportionate weighting assigned to each reflected our overall company goals for 2008, which balanced the achievement of revenue growth and improving our operating efficiency. These measures were calculated in the same manner as reported in our financial statements, except that Adjusted EBITDA for purposes of our 2008 cash bonus program excluded approximately $1.7 million in operating expense associated with personnel additions and other costs in 2008, in connection with this offering and other strategic initiatives, which were not taken into account when setting 2008 financial targets. The Compensation Committee determined that these unplanned costs were outside management’s control and excluded them when measuring Adjusted EBITDA achievement under the 2008 bonus program.

For the year ended December 31, 2008, Messrs. Lazenby’s, Newport’s, Hardin’s, Stevens’ and Stuart’s target annual bonus was 60%, 50%, 35%, 50% and 35% of base salary, respectively. The Compensation Committee, together with Mr. Lazenby, reviewed the company and individual performance results following December 31, 2008. The Compensation Committee determined the actual amount of bonus paid to Mr. Lazenby, and together with Mr. Lazenby, determined the bonus payment for each other named executive officer. Based on our achievement of Adjusted EBITDA and revenue as calculated under the cash bonus program, and each named executive officer’s performance review, Messrs. Lazenby, Newport, Hardin, Stevens and Stuart received bonuses of $220,157, $106,409, $41,125, $110,079 and $102,055, respectively, for the year ended December 31, 2008. These bonus amounts were paid in March 2009.

In March 2009, the Compensation Committee approved the annual cash bonus program for 2009. Like the 2008 plan, the 2009 plan is based on a combination of objective performance measures and subjective evaluation of the executive’s performance. For the year ending December 31, 2009, 55% of the objective performance measures will be based on revenue targets and 45% will be based on Adjusted EBITDA targets. After the objective performance measures are calculated, adjustments to the annual cash bonuses payable for 2009 will be made based on the executive’s achievement of individual objectives and contributions to us during the year. For 2009, Messrs. Lazenby’s, Newport’s, Hardin’s, Stevens’ and Stuart’s target annual bonus is 60%, 50%, 50%, 50% and 50%, respectively.

In the future, the Compensation Committee, with the recommendation of Mr. Lazenby (other than with respect to himself), will be responsible for establishing annual performance targets and will review actual performance and determine the amount of cash bonus payable to each named executive officer.

Special Recognition Bonuses

In 2008, the Compensation Committee determined that a special recognition bonus program was appropriate to reward a group of senior executives and other employees for their exceptional contributions to us in connection with the consummation of the 2008 Transaction and to compensate them for preparing for this offering. The Compensation Committee determined the amount of the special recognition bonus paid to Mr. Lazenby, and together with Mr. Lazenby, determined the bonus payments for other senior executives and other employees. Based on individual contributions in furtherance of the special projects discussed above, Messrs. Lazenby, Newport and Stevens received special recognition bonuses of $80,000, $70,000 and $60,000, respectively.

Our board of directors also approved a special bonus payment to certain employees, including our named executive officers, in recognition of their efforts in connection with this offering. The amount of the bonuses payable to each of Messrs. Lazenby, Newport and Stevens is $150,000; and to each of Messrs. Hardin and Stuart is $20,000.

Equity-Based Awards

Each of our named executive officers (other than Mr. Stevens) was initially awarded Grant Units under the EBS Equity Plan in April 2007. Mr. Stevens received an initial award of Grant Units when he joined us in July 2008. The Grant Units were designed to provide an opportunity for long-term incentive compensation. Grant Units represented an indirect ownership interest in EBS Master, providing the holder with a specified percentage of the profits and equity value appreciation of EBS Master from the date of grant. These Grant Units were designed to align the interests of our named executive officers with the investors in EBS Master and with each other. The awards were structured so that if EBS Master adequately appreciated, the award’s value would be materially the same as if the named executive officer had been granted a full ownership interest in EBS Master on the date of grant and the executive would share in the growth in value in proportion to his vested Grant Unit percentage. If EBS Master had not appreciated in value, then the Grant Units would have had no value. The number of Grant Units awarded to each executive was commensurate with his role and responsibilities to us.

The Grant Units provided our named executive officers rights that were parallel to those of other owners with respect to future profits and future growth in the value of EBS Master, thereby motivating and rewarding our named executive officers for growth in our equity value. In addition, these awards provided a retention tool because they vest over a five-year period, subject to the named executive officer’s continued employment on each annual vesting date. In addition, the Grant Unit award agreements impose non-competition and non-solicitation restrictions on each named executive officer so that his Grant Units are subject to forfeiture if he violates these restrictions. The named executive officers did not recognize taxable income upon the grant or vesting of Grant Units. Income of EBS Master that was allocated to the named executive officers by virtue of their holding Grant Units was charged to EBS Master’s earnings and was not deductible as compensation. See the “Grants of Plan-Based Awards During 2008” and “Outstanding Equity Awards at December 31, 2008” tables below for more information regarding the Grant Units held by our named executive officers as of December 31, 2008.

On May 26, 2009, the Compensation Committee granted additional Grant Units to senior executives, including the named executive officers. The grants to Messrs. Lazenby, Newport, Hardin, Stevens and Stuart consisted of 100,000, 90,000, 80,000, 50,000 and 50,000 Grant Units, respectively. The terms of these grants are substantially similar to those described above; except that the awards vest over a four-year period, subject to the named executive officer’s continued employment on each annual vesting date.

In connection with this offering and the reorganization transactions, all outstanding Grant Units will be converted into vested and unvested EBS Units (and rights under a tax receivable agreement) based on the price of Class A common stock in the offering and the value that would have been distributable in respect of each Grant Unit if EBS Master liquidated immediately following the offering. Each holder of Grant Units will also subscribe for a corresponding number of shares of our Class B common stock. The applicable vesting schedule for the EBS Units will be based on the vesting schedule of the outstanding Grant Units, and will apply to the converted unvested EBS Units. Both the vested and unvested EBS Units issued to former holders of Grant Units will be entitled to vote and receive distributions, if any, from EBS Master. Vested EBS Units (along with the corresponding shares of our Class B common stock) may be exchanged with us for shares of Class A Common Stock on a one-for-one basis. In addition, each holder of Grant Units will be issued unvested options to acquire shares of our Class A common stock at the initial public offering price, in substitution for part of the intended economic benefits of the outstanding Grant Units not reflected in the conversion to EBS Units. These options generally will vest in equal annual installments over either three or four years from the date of grant, subject to the holder’s continued employment with us and will be subject to accelerated vesting in connection with a change in control (as defined under the 2009 Equity Plan) if the holder either (i) remains employed through the first year following the change in control or (ii) his employment is terminated during that year by us without cause or by him for good reason.

Amounts that may be distributed to our named executive officers (and other EBS Equity Plan Members) under their tax receivable agreement will vary depending on a number of factors, such as the applicable vesting schedule of the EBS Units they receive in the reorganization transactions, the dates of exchanges of EBS Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock and our future tax liabilities. These potential payments are tied to, and arise in connection with, the adjustment to outstanding Grant Units in connection with this offering and the reorganization transactions. Accordingly, we do not expect the Compensation Committee to consider actual payments, if any, that may be received by our named executive officers (and other EBS Equity Plan Members) under their tax receivable agreement when determining their future compensation.

In connection with this offering, we adopted and our stockholders approved the 2009 Equity Plan so that we can continue to provide our named executive officers and other employees with equity-based long-term incentive compensation. For details on the 2009 Equity Plan, see “2009 Equity Plan”. In connection with this offering, we also adopted and our stockholders approved the Emdeon Inc. Employee Stock Purchase Plan (the “ESPP”) which we may implement within 12 months of such approval. For details on the ESPP, see “— 2009 Employee Stock Purchase Plan.”

Severance and Change in Control Protection

Pursuant to the employment agreements, we provide salary continuation and other benefits in the event of involuntary or constructive termination of employment without cause. The Grant Units held by our named executive officers would also have been subject to 100% accelerated vesting during 2008 upon the first anniversary of a sale of EBS Master or earlier termination of employment under specified circumstances following a sale of EBS Master if those events had occured in 2008. These payments and benefits are described in more detail below under “— Potential Payments Upon Termination or Change in Control.”

The protections under these agreements are designed to provide financial security in the event of certain corporate transactions and/or qualifying termination of employment, as well as consideration for the executive’s compliance with post-employment restrictive covenants. We believe that these protections help retain our management team and provide a basis for continuing the cohesive operation of our business.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned by each of our named executive officers for the years ended December 31, 2007 and December 31, 2008.

				EBS
				Master	HLTH		Non-Equity
				Grant	Restricted	HLTH	Incentive Plan	All Other
Name and Principal		Salary	Bonus	Units	Stock	Options	Compensation	Compensation	Total
Position	Year	($)	($)(1)	($)(2)	($)(3)	($)(3)	($)(4)	($)(5)	($)

George I. Lazenby	2008	500,000	80,000	1,067,583	—	—	220,157	3,321	1,871,061
Chief Executive Officer	2007	447,692	200,000	1,446,750	337,749	20,408	297,922	5,973	2,756,494
Bob A. Newport, Jr.	2008	287,115	70,000	298,923	—	—	106,409	3,330	765,777
Chief Financial Officer	2007	254,808	200,000	405,090	249,017	8,163	136,548	2,975	1,256,601
J. Philip Hardin	2008	250,000	—	256,220	—	—	41,125	3,488	550,833
Executive Vice President — Provider Services	2007	241,923	150,000	347,220	256,377	20,408	86,894	4,937	1,107,759
Gregory T. Stevens(6)	2008	126,923	60,000	134,667	—	—	110,079	590	432,259
Executive Vice President, General Counsel &	2007	—	—	—	—	—	—	—	—
Secretary
Gary D. Stuart	2008	300,000	—	427,033	—	—	102,055	4,471	833,559
Executive Vice President — Payer Services	2007	290,464	200,000	578,700	256,377	20,408	104,273	4,482	1,454,704

(1)	The amounts reported in this column for 2007 reflect a change-in-control bonus and one-time discretionary bonus paid by HLTH in connection with the 2006 Transaction. The 2007 amounts for Mr. Lazenby were $115,000 and $85,000, respectively; for Mr. Newport were $75,000 and $125,000, respectively; for Mr. Hardin were $115,000 and $35,000, respectively; and for Mr. Stuart were $115,000 and $85,000, respectively. The amounts reported in this column for 2008 reflect a special bonus paid in recognition of exceptional contributions to the company in connection with the consummation of the 2008 Transaction and preparation for this offering.

(2)	The amounts reported in this column reflect the 2007 and 2008 financial statement compensation expense recognized under SFAS 123R for profits interest awards. Additional information regarding the awards is set forth in the tables and notes under “Grants of Plan-Based Awards During 2008,” “Outstanding Equity Awards at December 31, 2008,” and “Equity Awards Exercised and Vested for Year Ended at December 31, 2008.” These values have been determined based on the assumptions set forth in Note 17 to our audited financial statements included elsewhere in this prospectus.
(3)	The amounts reported in these columns reflect our 2007 Financial Statement compensation expense recognized under SFAS 123R for restricted stock awards and stock options granted by HLTH in previous fiscal years, without regard to the estimate of forfeitures related to service based vesting conditions. In 2007, 24,004 of Mr. Hardin’s stock options and 20,000 of Mr. Stuart’s stock options were forfeited.
(4)	The amounts reported in this column were paid under our annual cash bonus program.
(5)	Each named executive officer’s additional compensation consists of matching contributions to our 401(k) Savings Plan and supplemental long-term disability insurance premiums. For 2007, the amounts for Mr. Lazenby were $4,500 and $1,473; the amounts for Mr. Newport were $2,024 and $951; the amounts for Mr. Hardin were $4,212 and $726; and the amounts for Mr. Stuart were $3,375 and $1,107, respectively. For 2008, the amounts for Mr. Lazenby were $2,300 and $576; the amounts for Mr. Newport were $2,754 and $576; the amounts for Mr. Hardin were $2,912 and $576; the amounts for Mr. Stevens were $346 and $244 and the amounts for Mr. Stuart were $3,450 and $576, respectively. In addition, Mr. Lazenby and Mr. Stuart each received a gift card in connection with a company event for $445.

(6)	Mr. Stevens joined us in July 2008.

Grants of Plan-Based Awards in 2008

The following table summarizes awards under our annual cash bonus program and the EBS Equity Plan to each of our named executive officers in the year ended December 31, 2008. The Grant Units awarded to Mr. Stevens vest 20% in June 2009, 2010, 2011, 2012 and 2013 subject to his continued employment by us.

Grants of Plan-Based Awards During 2008

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards(1)			All Other Equity Awards:
				Date	Number of Grant	Grant Date Fair
	Threshold	Target	Maximum	of	Units	Value of Grant
Name	($)(2)	($)	($)(3)	Grant	(#)	Units ($/Unit)(4)

George I. Lazenby	150,000	300,000	450,000
Chief Executive Officer

Bob A. Newport, Jr.	72,500	145,000	217,500
Chief Financial Officer

J. Philip Hardin	43,750	87,500	131,250
Executive Vice President — Provider Services

Gregory T. Stevens	75,000	150,000	225,000
Executive Vice President, General Counsel & Secretary				August 14, 2008	400,000	3.67

Gary D. Stuart	52,500	105,000	157,500
Executive Vice President — Payer Services

(1)	The amounts reported in these columns reflect amounts payable pursuant to our annual cash bonus program at various points within the range of company performance goals, assuming the satisfaction of individual performance criteria. For a description of the material terms of these awards, see “— Compensation Discussion and Analysis — Executive Compensation — Annual Cash Bonuses.”
(2)	The “threshold” represents the amount payable upon achievement at the starting point of the targeted ranges of Adjusted EBITDA and revenue, as calculated under the cash bonus program.
(3)	The “maximum” represents the amount payable upon achievement at the top of the targeted ranges of Adjusted EBITDA and revenue, as calculated under the cash bonus program.
(4)	The grant date fair value reflects the SFAS 123R grant date fair value as determined by an independent third party, based on a Black-Scholes valuation of the Grant Units as of September 30, 2008, the first time after the grant date such valuation was necessary for accounting purposes.

Outstanding Equity Awards At December 31, 2008

The following table provides information about the Grant Units held by each of our named executive officers as of December 31, 2008. All awards are subject to time-based vesting, pursuant to which 20% of the Grant Units held by Messrs. Lazenby, Newport, Hardin and Stuart vest in November of 2007, 2008, 2009, 2010 and 2011, and 20% of the Grant Units held by Mr. Stevens vest in June 2009, 2010, 2011, 2012 and 2013, subject to the named executive officer’s continued employment with us. The Grant Units are also subject to 100% accelerated vesting in connection with a sale of EBS Master if either (i) the named executive officer remains employed through the first year following the sale or (ii) his employment is terminated during that year by us without “cause” or by him for “good reason” (each as defined in his award agreement). A sale of EBS Master is defined as any sale of substantially all of the assets EBS Master or of 100% of the interests in EBS Master held by the General Atlantic Equityholders and the H&F Equityholders. Mr. Lazenby is entitled to an additional 20% vesting in his 2007 Grant Units upon his termination of employment for any reason other than “cause.”

Outstanding Equity Awards
At December 31, 2008

		Market Value of
		Unvested Grant
	Number of Unvested	Units
Name	Grant Units (#)	($)(1)

George I. Lazenby Chief Executive Officer	600,000
Bob A. Newport, Jr. Chief Financial Officer	168,000
J. Philip Hardin Executive Vice President — Provider Services	144,000
Gregory T. Stevens Executive Vice President, General Counsel & Secretary	400,000
Gary D. Stuart Executive Vice President — Payer Services	240,000

(1)	There was no public market for the Grant Units as of December 31, 2008 and thus the market value as of that date is not determinable. For purposes of SFAS 123R, the fair value of Mr. Stevens’ Grant Units as of December 31, 2008 was $4.04 per unit and for the other named executive officers was $5.79 per unit.

Equity Awards Exercised And Vested During The Year Ended At December 31, 2008

The following table provides information about the value realized by each of our named executive officers during the year ended December 31, 2008 upon the vesting of Grant Units.

	Number of
	Grant
	Units
	Acquired on	Value
	Vesting	Realized on
Name	(#)	Vesting ($)(1)

George I. Lazenby Chief Executive Officer	200,000
Bob A. Newport, Jr. Chief Financial Officer	56,000
J. Philip Hardin Executive Vice President — Provider Services	48,000
Gregory T. Stevens Executive Vice President, General Counsel & Secretary	—
Gary D. Stuart Executive Vice President — Payer Services	80,000

(footnotes continued on next page)

(1)	There was no public market for the Grant Units as of the vesting date of November 15, 2008 and thus the market value as of that date is not determinable. For purposes of SFAS 123R, the fair value of a Grant Unit as of December 31, 2008 was $5.79 per unit. Using that value of $5.79 per unit, the fair value of Grant Units that vested in 2008 was: $1,158,000 for Mr. Lazenby, $324.240 for Mr. Newport, $277,920 for Mr. Hardin and $463,200 for Mr. Stuart, respectively.

Potential Payments Upon Termination or Change in Control

The following summaries and tables describe and quantify the potential payments and benefits that we would provide to our named executive officers in connection with termination of employment and/or change in control. In determining amounts payable, we have assumed in all cases that the terms of the executive’s current employment agreement with us was in effect on, and the termination of employment and change in control occurred on December 31, 2008.

Severance Benefits-Employment Agreements

The employment of each named executive officer may be terminated by us or by the executive at any time, with or without cause. In 2009, we entered into new employment agreements with each of Messrs. Newport, Hardin and Stuart to replace our prior employment and severance agreements with them that predated the 2008 Transaction. Pursuant to each named executive officer’s employment agreement, he is entitled to receive severance benefits upon termination by us without “cause,” upon his resignation for “good reason,” or upon his termination due to his death or permanent disability. Upon an eligible termination, each named executive officer is entitled to continued payment of his base salary for 12 months (24 months in the case of Mr. Lazenby and 18 months in the case of Mr. Stevens) and reimbursement for COBRA health insurance premiums (up to the amount we pay for active employees) for 12 months (18 months in the case of Messrs. Lazenby and Stevens). The executive’s entitlement to these severance payments and benefits is generally conditioned on continued compliance with his obligations not to compete with us and not to solicit our employees or customers (for Mr. Lazenby for two years following termination of employment, and for Messrs. Hardin, Newport, Stevens and Stuart, for 18 months following termination of employment) and his release of all claims against us.

A termination for “cause” generally includes any of the following: failure to comply with our employment policies; misconduct or dishonesty in connection with his duties; or conviction of a felony or crime involving moral turpitude. Resignation for “good reason” generally includes: a reduction in the executive’s base salary; a reduction in the executive’s title, authority or duties or a relocation by more than fifty miles of the executive’s principal place of employment. For Messrs. Hardin and Stuart, severance benefits are payable only upon resignation for “good reason” within 24 months following a “change in control.” A transaction that results in a “change in control” is a sale or merger of the company in which our shareholders do not hold a majority of the surviving or successor corporation; the acquisition by any person other than the Principal Equityholders of 50% or more of our voting stock; a change in the composition of our board members as a result of a proxy contest; or shareholder approval of a liquidation, sale, or other disposition of substantially all the company’s assets. Under the terms of their employment agreements, Messrs. Lazenby, Newport and Stevens are entitled to severance benefits in the event of resignation for “good reason” whether before or after a “change in control” transaction.

No named executive officer has any right to receive a “gross up” for any excise tax imposed by Section 4999 of the Code, or any other federal, state and local income tax.

Accelerated Grant Unit Vesting-Award Agreements

If Mr. Lazenby’s employment is terminated for any reason other than by us for cause, he is entitled to an extra year of vesting credit in his 2007 Grant Units. In addition, each named executive officer’s Grant Units are subject to 100% accelerated vesting in connection with a sale of EBS Master if the executive either (i) remains employed through the first year following the sale or (ii) his employment is terminated during that year by us without cause or by him for good reason. A sale of EBS Master is defined as any sale of substantially all of the assets of EBS Master or of 100% of the interests in EBS Master held by the General Atlantic Equityholders and the H&F Equityholders.

Calculations of Benefits to Which Executives Would be Entitled

Assuming termination of employment occurred on December 31, 2008, the dollar value of the payments and other benefits to be provided to each of the named executive officers under their employment agreement with us as currently in effect are estimated to be as follows:

Estimated Payments And Benefits Upon Termination

	Termination by us Without		Resignation for “Good
	“Cause” or Upon Death	Resignation for	Reason” Following a
Name	or Disability	“Good Reason”	Change in Control

George I. Lazenby Chief Executive Officer	Salary Continuation $1,000,000 Insurance Coverage $18,789 20% additional vesting 2007 Grant Units	Salary Continuation $1,000,000 Insurance Coverage $18,789 20% additional vesting 2007 Grant Units	Salary Continuation $1,000,000 Insurance Coverage $18,789 20% additional vesting 2007 Grant Units
Bob A. Newport, Jr. Chief Financial Officer	Salary Continuation $290,000 Insurance Coverage $10,879	Salary Continuation $290,000 Insurance Coverage $10,879	Salary Continuation $290,000 Insurance Coverage $10,879
J. Philip Hardin Executive Vice President — Provider Services	Salary Continuation $250,000 Insurance Coverage $12,525	—	Salary Continuation $250,000 Insurance Coverage $12,525
Gregory T. Stevens Executive Vice President, General Counsel & Secretary	Salary Continuation $450,000 Insurance Coverage $18,702	Salary Continuation $450,000 Insurance Coverage $18,702	Salary Continuation $450,000 Insurance Coverage $18,702
Gary D. Stuart Executive Vice President — Payer Services	Salary Continuation $300,000 Insurance Coverage $10,729	—	Salary Continuation $300,000 Insurance Coverage $10,729

In addition, if a sale of EBS had occurred in 2008, and the named executive officer’s employment was terminated by us without cause or by him for good reason during 2008, the vesting of all of his Grant Units would have accelerated and become vested as of the date of his termination of employment.

Director Compensation

This section describes the compensation we provide to our non-employee directors. Directors who are employed by us are not compensated by us for their services as directors. In connection with the reorganization transactions, the Grant Units held by our non-employee directors will be converted into unvested EBS Units and rights to enter into a tax receivable agreement. See “Organizational Structure — The Reorganization Transactions.” The vesting terms applicable to these unvested Grant Units will continue to apply to unvested EBS Units. Each non-employee director will also subscribe for the number of shares of our Class B common stock equal to the number of EBS Units issued to him. The table below shows amounts paid to our non-employee directors for the year ended December 31, 2008.

Director Compensation for the year ended December 31, 2008

Name	Cash Fees ($)	Grant Units ($)	Total ($)

Tracy L. Bahl(1)	140,962	172,578(2)	313,540
Dinyar S. Devitre	18,723(3)	—	18,723

(1)	During 2008, Mr. Bahl was a non-employee director. Since joining our board of directors in February 2008, Mr. Bahl provided consulting services and strategic advice to us, in addition to serving as our chairman. For these services, we paid Mr. Bahl $150,000 per year. In May 2008, Mr. Bahl was awarded Grant Units which vest in three equal tranches, subject to his continued service with us. Each tranche vests quarterly over four years, with vesting for the first tranche beginning in May 2008 and vesting for the second and third tranches beginning in May 2009 and May 2010, respectively. These Grant Units are also subject to accelerated vesting in connection with a sale of EBS Master if

(footnotes continued on next page)

either (i) Mr. Bahl remains employed through the first year following the sale or (ii) his service is earlier terminated during that year by us without “cause” or he is removed as our chairman.

On May 26, 2009, we entered into an employment agreement with Mr. Bahl, pursuant to which he will continue in his role as chairman and also serve as an employee of the company. Mr. Bahl’s base salary is $500,000 per year and he will participate in our 2009 cash bonus program with a target bonus of 50% of base salary. In connection with his change in status, Mr. Bahl received a new award under the EBS Equity Plan. The number of Grant Units that may be earned under this award ranges from 0 to 850,000, based on our 2011 and 2012 Adjusted EBITDA. Earned Grant Units, if any, vest over 4 years based on Mr. Bahl’s continued employment. As with the Grant Units held by our named executive officers, these Grant Units are subject to accelerated vesting in the event of a sale of EBS if (x) Mr. Bahl remains employed through the one year anniversary of such sale or (y) Mr. Bahl’s employment is earlier terminated by us without cause or by Mr. Bahl for good reason. In addition depending on the date of the sale of EBS, Mr. Bahl may earn a portion of the Grant Units without regard to actual Adjusted EBITDA.

(2)	The amount reported reflects the compensation expense recognized under SFAS 123R for the 320,279 Grant Units awarded to Mr. Bahl in 2008, all of which were outstanding at December 31, 2008. For purposes of SFAS 123R, the grant date fair value of these Grant Units was $3.67 per Grant Unit, based on a Black-Scholes valuation of the Grant Units as of September 30, 2008, the first time after the grant date such valuation was necessary for accounting purposes.

(3)	The amount reported is the prorated compensation paid to Mr. Devitre beginning in September 2008, when he joined our board of directors. Based on a $50,000 annual retainer and an additional $15,000 annual retainer for chairing our Audit Committee.

In 2009, our board of directors approved a program under which non-employee directors (other than representatives of our Principal Equityholders) receive an annual retainer of $50,000 and, following this offering, representatives of our Principal Equityholders receive an annual retainer of $40,000. Non-employee directors who are not representatives of our Principal Equityholders also receive incremental committee retainers as follows: the Audit Committee chairman receives an additional annual retainer of $15,000 and other members of the Audit Committee receive an additional annual retainer of $5,000; the Compensation Committee and the Nominating and Corporate Governance Committee chairmen each receives an additional annual retainer of $7,500 and other members of those committees receive an additional annual retainer of $5,000 for each committee. In addition, beginning in 2010, each non-employee director (other than representatives of our Principal Equityholders) will receive an annual grant of $85,000 of restricted stock units with respect to shares of Class A common stock on the date of each annual meeting of our stockholders, based on the closing price of our Class A common stock on such date. The restricted stock units will vest one year from the date of grant, subject to continued membership on our board of directors, and will be subject to accelerated vesting in connection with a change in control (as defined under the 2009 Equity Plan) if the director either (i) remains on the board through the vesting date or (ii) is involuntarily removed from, or not nominated for re-election to, the board other than for cause prior to the vesting date. In lieu of restricted stock units in 2009, each non-employee director (other than representatives of our Principal Equityholders) received an award of 7,221 Grant Units on May 26, 2009 under the EBS Equity Plan, which vests one year from grant date, subject to continued membership on our board and subject to accelerated vesting in full upon a change in control or involuntary removal from the board other than for cause. Mr. Bahl did not receive any compensation under our program for non-employee directors, but he did receive cash compensation pursuant to his consulting arrangement as our chairman until he became our employee in May 2009 and additional Grant Units when he became our employee as discussed above.

Our board of directors also approved, a one-time grant to non-employee directors of options to purchase shares of our Class A common stock at the initial public offering price as follows: 10,000 options to each of Messrs. Devitre, Kever and Pead; and 40,000 options to each of Messrs. Dzialja, Hammaskjold, Korngold and Thorpe. These options will vest in equal annual installments over four years from the date of grant based upon continued membership on our board, and will be subject to accelerated vesting in connection with a change in control (as defined under the 2009 Equity Plan) if the director either (i) remains on the board through the first year following the change in control or (ii) is involuntarily removed from, or not nominated for re-election to, the board other than for cause during that year.

2009 Equity Plan

The purpose of the 2009 Equity Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with an equity plan for the award of incentive compensation directly related to increases in our stockholder value.

Administration.  Our Compensation Committee will administer the 2009 Equity Plan, with authority to determine the terms and conditions of awards and to adopt, alter and repeal rules, guidelines and practices relating to the plan and those awards. The terms of awards will be reflected in individual award agreements.

Eligibility.  Any of our employees, directors, officers or consultants of our subsidiaries and affiliates will be eligible for awards under our 2009 Equity Plan. Our Compensation Committee has the authority to determine who will be granted an award under the 2009 Equity Plan.

Number of Shares Authorized.  The 2009 Equity Plan provides for an initial aggregate of 17.3 million shares of Class A common stock to be available for awards. No more than 1.5 million shares of Class A common stock may be issued to any participant during any single calendar year with respect to incentive stock options, and no participant may be granted awards of options or stock appreciation rights with respect to more than 1.5 million shares of Class A common stock in any one year. No more than 1.5 million shares of Class A common stock may be granted to any participant during any single calendar year with respect to performance compensation awards in any one performance period. The maximum amount payable as a cash bonus to any participant for any single year during a performance period is $5,000,000. If any award is forfeited or otherwise terminates, expires or lapses without being exercised, the number of shares subject to such award will again be made available for future grants. If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2009 Equity Plan, the number of shares covered by awards then outstanding, the limitations on awards set forth above, the exercise price of outstanding options and other equitable substitutions or adjustments as it may determine appropriate.

Awards Granted in Connection with this Offering.  Upon consummation of this offering, we will issue 329,172 shares of Class A common stock (based on the midpoint of the estimated public offering price range set forth on the cover of this prospectus), restricted stock units for 656,917 shares of Class A common stock (based on the midpoint of the estimated public offering price range set forth on the cover of this prospectus) and options to acquire 1,700,111 shares of Class A common stock (based on the midpoint of the estimated public offering price range set forth on the cover of this prospectus) to participants in the EBS Phantom Plan in connection with the conversion of EBS Phantom Units; options to acquire 3,432,119  shares of Class A common stock (based on the midpoint of the estimated public offering price range set form on the cover of this prospectus) in connection with the conversion of Grant Units; options to acquire 190,000 shares of Class A common stock to non-employee directors and options to acquire 260,000 shares of Class A common stock to other employees. Options granted in connection with this offering will permit holders to purchase the underlying shares of Class A common stock at the initial public offering price and will generally vest in equal installments over either three or four years from the date of grant.

The 2009 Equity Plan will have a term of ten years and no awards may be granted after that date.

Awards Available for Grant.  The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Performance Compensation Awards.  The Compensation Committee may grant any award under the 2009 Equity Plan in the form of a performance compensation award by conditioning the vesting of the award or its payment on the satisfaction of certain performance goals. The Compensation Committee may establish these performance goals with reference to one or more of the following (i) gross or net revenue, earnings or income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) gross or net profit or profit growth; (iv) net operating profit (before or after taxes); (v) return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales); (vi) cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital); (vii) earnings before or after taxes, interest, depreciation, and amortization; (viii) gross or net operating margins; (ix) productivity ratios; (x) share price (including, but not limited to, growth measures and total stockholder return); (xi) expense targets; (xii) operating efficiency; (xiii) objective measures of customer satisfaction; (xiv) working capital targets; (xv) measures of economic value added; (xvi) enterprise value; (xvii) sales; (xviii) client or employee retention; (xix) competitive market metrics; (xx) objective measures of personal targets, goals or completion of projects; or (xxi) any combination of the foregoing.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment.  Our board of directors may amend, suspend or terminate our 2009 Equity Plan at any time; however, stockholder approval of amendments may be necessary if the law so requires. No amendment, suspension or termination will materially impair the rights of any participant without the consent of the participant.

Change in Control.  In the event of a change in control (as defined in the 2009 Equity Plan), the Compensation Committee may, in its discretion, accelerate the vesting of outstanding awards, provide for their substitution or assumption and may cancel awards in exchange for payment of the net value of the shares subject to such awards. In addition, the Compensation Committee may provide, pursuant to an award agreement or otherwise, that a particular award will vest in whole or in part, in connection with a change in control.

Registration.  We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under the 2009 Equity Plan.

2009 Employee Stock Purchase Plan

In July 2009, our board of directors adopted, and our stockholders approved, the ESPP pursuant to which we may offer our employees the opportunity to make periodic purchases of shares of our Class A common stock via payroll deductions. Our Compensation Committee will administrator the ESPP and set the terms for each offering period. If the Compensation Committee elects, the purchase price for an offering period may be discounted from the market price of Class A common stock, but not below 85% of the price on the first or last day of the offering period, whichever is lower. The Compensation Committee will decide if and when to commence any offerings under the ESPP. We have reserved 8.9 million shares of our Class A common stock for sale under the ESPP.

Minimum Retained Ownership Policy

Following the completion of this offering, we expect to adopt a policy that will require selected senior management employees, including our named executive officers, to hold a multiple of cash compensation in the form of our equity-including shares of Class A common stock, EBS Units and options (and or other awards) granted under the 2009 Equity Plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or Compensation Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock by:

•	each of our directors and each of the named executive officers named in the Summary Compensation Table under “Executive Compensation,”

•	each of the selling stockholders;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock, and

•	all of our directors and executive officers as a group.

The number of shares of Class A common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares and EBS Units to be issued and outstanding prior to this offering after giving effect to the reorganization transactions (based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus). See “Organizational Structure.” The number of shares of Class A common stock and percentage of beneficial ownership after this offering set forth below are based on the number of shares and EBS Units to be issued and outstanding immediately after this offering (based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus).

We intend to use approximately $5.3 million of our net proceeds from this offering to purchase EBS Units (and corresponding shares of our Class B common stock) from certain of the EBS Equity Plan Members, including Messrs. Lazenby, Hardin, Newport and Stuart. The beneficial ownership reflected in the tables below after this offering reflects this application of proceeds from this offering.

The amounts and percentages of Class A common stock beneficially owned are reported on the basis of the regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The following table assumes the underwriters’ over-allotment option is not exercised:

								Percentage of Combined Voting Power of
	Class A Common Stock(1)(2)							Emdeon Inc.(3)
				Shares of
	Number		Percentage	Class A	Number		Percentage
	Prior to this		Prior to this	Common Stock	After this		After this	Prior to this	After this
Name and Address of Beneficial Owner(4)	Offering		Offering	Offered	Offering		Offering	Offering	Offering

Principal Equityholders
General Atlantic Partners 83, L.P.(5)	34,057,088		32.6%	7,104,571	26,952,517		23.5%	32.6%	23.5	%(8)
General Atlantic Partners 84, L.P.(5)	10,120,397		9.7%	—	10,120,397		8.8%	9.7%	8.8	%(8)
GAP-W, LLC(5)	15,770,828		15.1%	2,711,900	13,058,928		11.4%	15.1%	11.4	%(8)
GapStar, LLC(5)	814,072		*	162,714	651,358		*	*	*	(8)
GAPCO GmbH & Co. KG(5)	132,692		*	22,563	110,129		*	*	*	(8)
GAP Coinvestments CDA, L.P.(5)	55,947		*	7,051	48,896		*	*	*	(8)
GAP Coinvestments III, LLC(5)	3,951,804		3.8%	561,417	3,267,787		2.8%	3.8%	2.8	%(8)
GAP Coinvestments IV, LLC(5)	871,085		*	154,784	716,301		*	*	*	(8)
HFCP VI Domestic AIV, L.P.(6)	22,349,977	(7)	21.4%	—	22,349,977	(7)	19.5%	21.4%	19.5	%(9)
H&F Harrington AIV II, L.P.(6)	11,639,697	(7)	11.1%	—	11,639,697	(7)	10.1%	11.1%	10.1	%(9)
Hellman & Friedman Investors VI, L.P.(6)	125,178	(7)	*	—	125,178	(7)	*	*	*	(9)
Hellman & Friedman Capital Executives VI, L.P.(6)	99,940	(7)	*	—	99,940	(7)	*	*	*	(9)
Hellman & Friedman Capital Associates VI, L.P.(6)	11,295	(7)	*	—	11,294	(7)	*	*	*	(9)
Directors and Executive Officers
George I. Lazenby, IV	605,821	(7)	*	—(1)	484,657	(7)	*	—	*
Bob A. Newport, Jr.	181,415	(7)	*	—(1)	145,132	(7)	*	—	*
J. Philip Hardin	156,041	(7)	*	—(1)	124,833	(7)	*	—	*
Gregory T. Stevens	85,536	(7)	*	—	85,536	(7)	*	—	*
Gary D. Stuart	244,229	(7)	*	—(1)	195,383	(7)	*	—	*
Tracy L. Bahl	222,465	(7)	*	—	222,465	(7)	*	—	*
Dinyar S. Devitre	7,235	(7)	*	—	7,235	(7)	*	—	*
Mark F. Dzialga(5)(10)	65,773,913		62.8%	10,725,000	54,926,313		47.8%	62.8%	47.8	%(8)
Jonathan C. Korngold(5)(10)	65,773,913		62.8%	10,725,000	54,926,313		47.8%	62.8%	47.8	%(8)
Philip U. Hammarskjold(6)(10)	34,226,087		32.7%	—	34,226,087		29.8%	32.7%	29.8	%(9)
Jim D. Kever	7,235	(7)	*	—	7,235	(7)	*	—	*
Philip M. Pead	7,235	(7)	*	—	7,235	(7)	*	—	*
Allen R. Thorpe(6)(10)	34,226,087		32.7%	—	34,226,087		29.8%	32.7%	29.8	%(9)
All current directors and executive officers as a group (13 persons)	101,517,213		97.1%	10,725,000(1)	90,432,111		78.7%	96.9%	78.8%

The following table assumes the underwriters’ over-allotment option is exercised:

								Percentage of Combined Voting Power of
	Class A Common Stock(1)(2)							Emdeon Inc.(3)
				Shares of
	Number		Percentage	Class A	Number		Percentage
	Prior to this		Prior to this	Common Stock	After this		After this	Prior to this	After this
Name and Address of Beneficial Owner(4)	Offering		Offering	Offered	Offering		Offering	Offering	Offering

Principal Equityholders
General Atlantic Partners 83, L.P.(5)	34,057,088		32.6%	9,211,853	24,845,235		21.6%	32.6%	21.6	%(8)
General Atlantic Partners 84, L.P.(5)	10,120,397		9.7%	—	10,120,397		8.8%	9.7%	8.8	%(8)
GAP-W, LLC(5)	15,770,828		15.1%	3,516,275	12,254,553		10.7%	15.1%	10.7	%(8)
GapStar, LLC(5)	814,072		*	210,977	603,095		*	*	*	(8)
GAPCO GmbH & Co. KG(5)	132,692		*	29,255	103,437		*	*	*	(8)
GAP Coinvestments CDA, L.P.(5)	55,947		*	9,142	46,805		*	*	*	(8)
GAP Coinvestments III, LLC(5)	3,951,804		3.7%	764,303	3,064,901		2.7%	3.7%	2.7	%(8)
GAP Coinvestments IV, LLC(5)	871,085		*	200,695	670,390		*	*	*	(8)
HFCP VI Domestic AIV, L.P.(6)	22,349,977	(7)	21.4%	—	22,349,977	(7)	19.5%	21.4%	19.5	%(9)
H&F Harrington AIV II, L.P.(6)	11,639,697	(7)	11.1%	—	11,639,697	(7)	10.1%	11.1%	10.1	%(9)
Hellman & Friedman Investors VI, L.P.(6)	125,178	(7)	*	—	125,178	(7)	*	*	*	(9)
Hellman & Friedman Capital Executives VI, L.P.(6)	99,940	(7)	*	—	99,940	(7)	*	*	*	(9)
Hellman & Friedman Capital Associates VI, L.P.(6)	11,295	(7)	*	—	11,295	(7)	*	*	*	(9)
Directors and Executive Officers
George I. Lazenby, IV	605,821	(7)	*	—(1)	484,657	(7)	*	—	*
Bob A. Newport, Jr.	181,415	(7)	*	—(1)	145,132	(7)	*	—	*
J. Philip Hardin	156,041	(7)	*	—(1)	124,833	(7)	*	—	*
Gregory T. Stevens	85,536	(7)	*	—	85,536	(7)	*	—	*
Gary Stuart	244,229	(7)	*	—(1)	195,383	(7)	*	—	*
Tracy L. Bahl	222,465	(7)	*	—	222,465	(7)	*	—	*
Dinyar S. Devitre	7,235	(7)	*	—	7,235	(7)	*	—	*
Mark F. Dzialga(5)(10)	65,773,913		62.9%	13,942,500	51,708,813		45.0%	62.9%	45.0	%(8)
Jonathan C. Korngold(5)(10)	65,773,913		62.9%	13,942,500	51,708,813		45.0%	62.9%	45.0	%(8)
Philip U. Hammarskjold(6)(10)	34,226,087		32.7%	—	34,226,087		29.8%	32.7%	29.8	%(9)
Jim D. Kever	7,235	(7)	*	—	7,235	(7)	*	—	*
Philip M. Pead	7,235	(7)	*	—	7,235	(7)	*	—	*
Allen R. Thorpe(6)(10)	34,226,087		32.7%	—	34,226,087		29.8%	32.7%	29.8	%(9)
All current directors and executive officers as a group (13 persons)	101,517,213		97.1%	13,942,500(1)	87,214,611		75.9%	96.9%	76.0%

(footnotes on next page)

*	Less than 1%

(1)	Each EBS Equity Plan Member holds vested and unvested EBS Units and an equal number of shares of Class B common stock. Each EBS Equity Plan Member has the right at any time to exchange any vested EBS Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis. See “Description of Capital Stock.” Set forth below is a table that lists each of our directors and named executive officers, the number of vested and unvested EBS Units and shares of Class B common stock owned by each prior to this offering, the number of EBS Units and shares of Class B common stock purchased from each by us with the proceeds of this offering, the total number of EBS Units and shares of Class B common stock owned by each after this offering and the application of the net proceeds from this offering and the number of options to purchase shares of our Class A common stock issued to each in connection with this offering (which generally will vest in equal annual installments over a three or four year period following the date of grant):

				Number of
	Number of unvested			EBS Units and
	EBS Units and Shares of	Number of vested EBS Units and	Number of EBS Units and	Shares of Class B	Number of Options
	Class B	Shares of Class B	Shares of Class B	Common Stock	to purchase Shares of
	Common Stock	Common Stock	Common Stock	After	our Class A
Name	Prior to this Offering	Prior to this Offering	Purchased	this Offering	Common Stock

Tracy L. Bahl	214,853	7,612	—	222,465	1,002,914
J. Philip Hardin	99,707	56,334	31,208	124,833	172,984
George I. Lazenby, IV	371,096	234,725	121,164	484,657	463,865
Bob A. Newport, Jr.	115,692	65,723	36,283	145,132	192,738
Gary D. Stuart	150,339	93,890	48,846	195,383	196,377
Gregory T. Stevens	70,330	15,206	—	85,536	449,464
Dinyar S. Devitre	7,235	—	—	7,235	10,000
Jim D. Kever	7,235	—	—	7,235	10,000
Philip M. Pead	7,235	—	—	7,235	10,000

(2)	Each H&F Continuing LLC Member holds EBS Units and an equal number of shares of Class B common stock. Each H&F Continuing LLC Member has the right at any time to exchange any EBS Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis. See “Description of Capital Stock.” Set forth below is a table that lists each H&F Continuing LLC Member and its ownership amounts prior to this offering:

Number of EBS Units and
Shares of Class B
Name	Common Stock

HFCP VI Domestic AIV, L.P.	22,349,977
Hellman & Friedman Investors VI, L.P.	125,178
Hellman & Friedman Capital Executives VI, L.P.	99,940
Hellman & Friedman Capital Associates VI, L.P.	11,295

(3)	Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. See “Description of Capital Stock.”
(4)	Unless otherwise indicated, the address of each beneficial owner in the table above is: 3055 Lebanon Pike, Suite 1000 Nashville, TN 37214.

(5)	General Atlantic is the general partner of General Atlantic GenPar L.P., which is the general partner of General Atlantic Partners 83, L.P. (“GAP 83”) and General Atlantic Partners 84, L.P. (“GAP 84”) and the sole managing member of GAP-W, LLC (“GAP-W”). General Atlantic is also the general partner of GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The managing members of GapStar, LLC (“GapStar”), GAP Coinvestments III, LLC (“GAPCO III”) and GAP Coinvestments IV, LLC (“GAPCO IV) are Managing Directors of General Atlantic. GAPCO Management GmbH (“GmbH Management”) is the general partner of GAPCO GmbH & Co. KG (“KG”). Certain Managing Directors of General Atlantic make voting and investment decisions with respect to the securities held by KG and GmbH Management. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, GAPCO III will transfer 43,300 shares of Class A common stock to David C. Hodgson, a managing director of General Atlantic, 21,700 shares of Class A common stock to William O. Grabe, a managing director of General Atlantic, and 57,600 shares of Class A common stock to William E. Ford, a managing director of General Atlantic. The number of shares beneficially owned by GAPCO III after the offering give effect to these distributions. There are twenty-eight Managing Directors of General Atlantic. General Atlantic, GAP 83, GAP 84, GAPCO III, GAPCO IV, GapStar, KG, GAP-W, GAPCO CDA and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to own beneficially an aggregate of 65,773,913 shares of our Class A common stock, which represents 84.6% of the outstanding shares of our Class A common stock (after giving effect to the reorganization transactions). Mark F. Dzialga and Jonathan Korngold are each Managing Directors of General Atlantic and GmbH

(footnotes continued on next page)

Management and Managing Members of GAPCO III and GAPCO IV. Each of Messrs. Dzialga and Korngold disclaims beneficial ownership of such shares beneficially owned by them except to the extent of his pecuniary interest therein. In addition, the other Managing Directors of General Atlantic are H. Raymond Bingham, Steven A. Denning, Peter L. Bloom, Klaus Esser, William E. Ford, William O. Grabe, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Christopher G. Lanning, Jeff X. Leng, Anton J. Levy, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Fernando Oliveira, Ranjit Pandit, Andrew C. Pearson, Raul D. Rui, David A. Rosenstein, Sunish Sharma, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas, and Florian P. Wendelstadt. Each of these individuals disclaims ownership of such shares owned by General Atlantic except to the extent he or she has a pecuniary interest therein. Other than their interest in General Atlantic, these individuals are not affiliated with us, our management or any of the named underwriters for this offering. The mailing address for General Atlantic and the General Atlantic Stockholders (other than KG and GmbH Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.

(6)	H&F is the general partner of H&F GP and H&F GP is the general partner of HFCP Domestic, H&F AIV, H&F Capital Executives and H&F Capital Associates (collectively, the “H&F Entities”). As the general partner of H&F GP, which is the general partner of each of the H&F Entities, H&F may be deemed to have beneficial ownership of the securities over which any of H&F GP or the H&F Entities has voting or dispositive power. The investment committee of H&F has power to vote or to direct the vote of, and to dispose or to direct the disposition of the securities that are held by H&F GP and the H&F Entities. The members of the investment committee of H&F are F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer. Each member of the investment committee of H&F and Mr. Thorpe disclaims beneficial ownership of such securities. The address of H&F, H&F GP, the H&F Entities and Mr. Hammarskjold is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111. The address for Mr. Thorpe is c/o Hellman & Friedman LLC, 390 Park Avenue, 21st Floor, New York, New York 10022.

(7)	Represents EBS Units and an equal number of shares of our Class B common stock that may be exchanged for shares of Class A common stock.

(8)	In the aggregate, the General Atlantic Equityholders will have a 47.8% economic interest in us after this offering, or a 45.8% economic interest in us after this offering assuming the underwriters exercise their over-allotment option in full.

(9)	In the aggregate, the H&F Equityholders will have 29.8% economic interest in us (including EBS Units) after this offering.

(10)	In connection with this offering, we will grant such person options to purchase 40,000 shares of our Class A common stock at the initial public offering price. These options will vest in equal installments over a four year period from the date of grant based on continued membership on our board of directors.

Relationship with Selling Stockholders

All of the shares offered by the General Atlantic Equityholders were issued to them in the reorganization transactions. For additional information with respect to the General Atlantic Equityholders and their relationship with us please see “Certain Relationships and Related Transactions” and “Organizational Structure.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reorganization Agreement

In connection with the reorganization transactions, we entered into a reorganization agreement with EBS Master and other subsidiaries of ours, the General Atlantic Equityholders, the H&F Equityholders and the eRx Members, which governs the reorganization transactions. In addition, under the reorganization agreement, the H&F Continuing LLC Members and the eRx Members subscribed for a number of shares of our Class B common stock equal to the number of EBS Units they own, at price equal to the par value per share of Class B common stock. We also agreed to pay reasonable out of pocket expenses incurred by the Principal Equityholders in connection with the reorganization transactions.

Due to the nature of the reorganization agreement, it is not the type of agreement that is typically entered into with or available to unaffiliated third parties.

Sixth Amended and Restated EBS Master LLC Limited Liability Company Agreement

In connection with the reorganization transactions, the EBS Post-IPO Members (including affiliates of H&F, the eRx Members, and certain members of our senior management, including Messrs. Lazenby, Bahl, Newport, Hardin, Stevens and Stuart, and our directors who are eligible to participate in our equity incentive plans), EBS Master and we will enter into the Sixth Amended and Restated EBS Master LLC Limited Liability Company Agreement. As a result of the reorganization transactions and in accordance with the terms of the EBS LLC Agreement, we will, through EBS Master and its subsidiaries, operate our business. As the only managing member of EBS Master, we will have control over all of the affairs and decision making of EBS Master. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of EBS Master and the day-to-day management of EBS Master’s and its subsidiaries’ business.

The holders of EBS Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of EBS Master. Net profits and net losses of EBS Master will generally be allocated to its members pro rata in accordance with the percentages of their respective EBS Units, though certain non pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. To the extent permitted under our Credit Agreements, the EBS LLC Agreement will provide for cash distributions to its members if the taxable income of EBS Master will give rise to taxable income for its members. In accordance with the EBS LLC Agreement and assuming EBS Master is permitted to do so under our Credit Agreements, EBS Master will make cash distributions to the extent feasible to the holders of its EBS Units, including us, for purposes of funding their tax obligations in respect of the income of EBS Master that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of EBS Master allocable to such holder of EBS Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). In addition, to the extent permitted under our Credit Agreements, EBS Master may make distributions to us without pro rata distributions to other members in order to pay (i) consideration, if any, for redemption, repurchase or other acquisition of EBS Units to the extent such cash is used to redeem, repurchase or otherwise acquire our Class A common stock, (ii) operating, administrative and other similar costs incurred by us, including payments on indebtedness and preferred stock issued by us, to the extent we use the proceeds from the issuance to pay expenses (in either case only to the extent economically equivalent indebtedness or preferred stock were not issued by EBS Master to us), (iii) payments representing interest with respect to payments not made when due under the terms of the tax receivable agreements and (iv) other payments related to (a) legal, tax, accounting and other professional fees and expenses, (b) judgments, settlements, penalties, fines or other costs and expenses in respect of any claims involving us and (c) other fees and expenses related to the maintenance of our existence or any securities offering, investment or acquisition transaction authorized by our board of directors.

The EBS LLC Agreement will provide that, except as otherwise determined by us, and, at any time we issue a share of our Class A common stock or any other equity security, other than pursuant to an employee benefit plan or shareholder rights plan, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in EBS Master (unless such shares were issued by us solely to fund our ongoing operations or the purchase of EBS Units or to pay our expenses or other obligations) and EBS Master shall issue to us one EBS Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, EBS Master shall redeem, repurchase or otherwise acquire an equal number of EBS Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

In accordance with the terms of the EBS LLC Agreement, the EBS Post-IPO Members will generally have the right to exchange their EBS Units (and corresponding shares of our Class B common stock) with EBS Master for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The EBS Equity Plan Members may only exchange their EBS Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock if such EBS Units have vested. As the EBS Post-IPO Members exchange their EBS Units, our membership interests in EBS Master will be correspondingly increased. In connection with any proposed exchange by an EBS Post-IPO Member, we may, in our sole discretion, elect to purchase and acquire the applicable EBS Units and corresponding Class B common stock by paying either (x) cash in an amount equal to the fair market value (determined by the volume weighted average price of the shares of Class A common stock on the date of purchase (ignoring the price paid in connection with any block trades of 100,000 or more shares)) of the shares of Class A common stock the member would have received in the proposed exchange or (y) the number of shares of Class A common stock the member would have received in the proposed exchange. Unless we make such an election, we have no obligation to the exchanging member or EBS Master with respect to the proposed exchange.

Under the EBS Master LLC Agreement, the members have agreed that the H&F Continuing LLC Members and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Under the EBS LLC Agreement, EBS Master will indemnify all of its members, including us, against any and all losses and expenses related thereto incurred by reason of the fact that such person was a member of EBS Master. In the event that losses are incurred as a result of a member’s fraud or willful misconduct, such member is not entitled to indemnification under the EBS LLC Agreement.

EBS Master may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets, or (ii) the voluntary agreement of us and the H&F Continuing LLC Members. Upon dissolution, EBS Master will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of EBS Master, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion of their interests in EBS Master (other than to members holding unvested EBS Units to the extent that their units do not vest as a result of the event causing the dissolution).

Due to the nature of the EBS LLC Agreement, it is not the type of agreement that is typically entered into with or available to unaffiliated third parties.

Stockholders Agreement

In connection with the reorganization transactions, we will enter into the Stockholders Agreement with the General Atlantic Equityholders, the H&F Equityholders, the eRx Members, certain members of our senior management, including Messrs. Lazenby, Bahl, Newport, Stevens, Stuart and Hardin, and our directors who are eligible to participate in our equity incentive plans. As described below, the Stockholders Agreement will contain restrictions and priorities with respect to the transfer of shares of our capital stock and will grant our Principal Equityholders, the eRx Members and the EBS Equity Plan Members registration rights. In addition, the Stockholders Agreement will contain provisions related to the composition of our board of directors and the committees of our board of directors and our corporate governance, which are more fully discussed under “Management — Corporate Governance” and “Management — Board Structure.”

Priorities in Transfer

Under the Stockholders Agreement, subject to certain limited exceptions, such as transfers to affiliates, the General Atlantic Equityholders and the H&F Equityholders may only sell or transfer shares of our capital stock in accordance with the following priorities: in any proposed transfer by the General Atlantic Equityholders or the H&F Equityholders (i) the General Atlantic Equityholders and the H&F Equityholders will be entitled to transfer their shares of our common stock on a 70%/30% basis (with the General Atlantic Equityholders selling 70% of our common stock and the H&F Equityholders selling 30% of our common stock in any such offering) or (ii) pro rata in accordance with the Principal Equityholders voting power in us, depending on a specified valuation of our Company. The priorities referred to in clause (i) above remain in effect until the aggregate voting power in our company held by the General Atlantic Equityholders is equal to or less than the aggregate voting power held by the H&F Equityholders, at which time the Principal Equityholders may sell on a pro rata basis in accordance with their voting power in us.

These priorities in the Stockholders Agreement will terminate on the earlier of the date that each of the General Atlantic Equityholders and the H&F Equityholders (assuming that the H&F Continuing LLC Members exchange all of their EBS Units (and corresponding shares of common stock) for shares of our common stock, on a one-for-one basis) own less than 25% of the outstanding shares of our common stock or two years from the consummation of this offering.

Registration Rights

Under the Stockholders Agreement, beginning upon the earlier of 180 days after the consummation of this offering or the early termination of the initial 180-day underwriter lock-up period, each of the General Atlantic Equityholders, the H&F Equityholders, the eRx Members and the EBS Equity Plan Members will be entitled to registration rights. The General Atlantic Equityholders may demand up to five registrations (one of which was used for this offering) and the H&F Equityholders may demand up to four registrations (registrations to be effected under a registration statement on Form S-3 are not counted as demand registrations unless the sale of securities under the registration statement on Form S-3 is a marketed underwritten firm commitment offering). We are not required to comply with any such demand for registration if the aggregate proceeds expected to be received from the sale of stock requested to be included in the registration is not expected to exceed $100 million.

Beginning 12 months after the consummation of this offering, the EBS Equity Plan Members will have two demand rights to require us to file a shelf registration statement to permit the resale of any shares of Class A common stock issuable upon the exchange of EBS Units held by them, provided that we will not be obligated to file a registration statement if we are not eligible to use Form S-3. Beginning 18 months after the consummation of this offering, the eRx Members will have one demand right to require us to file a registration statement on Form S-3 to permit the resale of shares of Class A common stock issuable upon the exchange of EBS Units held by them, provided that we will not be obligated to file a registration statement if we are not eligible to use Form S-3 and the shelf registration statement may be withdrawn by us 90 days after its effectiveness. We are not required to comply with any demand to file a shelf registration statement on Form S-3 unless the aggregate proceeds expected to be received from the sale of securities requested to be included in the registration statement is at least $15 million.

If the General Atlantic Equityholders, the H&F Equityholders, the eRx Members or the EBS Equity Plan Members makes a request for registration, the non-requesting Principal Equityholders, eRx Members and EBS Equity Plan Members will be entitled to piggyback registration rights with respect to the request. If the registration requested is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, the number of shares included in the offering will be determined as follows:

•	first, subject to the priorities discussed above under “— Priorities in Transfer” shares offered by any Principal Equityholder, eRx Member or EBS Equity Plan Member (pro rata, based on the number of the registrable securities owned by the requesting holder); and

•	second, shares offered by us or shares offered by any holder of our common stock with a contractual right to include such shares in the offering.

Each Principal Equityholder, eRx Member and EBS Equity Plan Member is also entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder or stockholders after the consummation of this offering. If we or another stockholder initiates a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, then the number of shares included in the offering shall be determined as follows:

•	first, shares offered by us for our own account (if we initiate the offering) or shares offered by any holder of our common stock with a contractual right to include such shares in the offering on a first priority basis (if another stockholder or stockholders initiates the offering);

•	second, subject to the priorities discussed above under “— Priorities in Transfer” shares requested to be included by the General Atlantic Equityholders, the H&F Equityholders, the eRx Members, the EBS Equity Plan Members, and shares offered by any other holder of common stock with a contractual right to include such shares in the offering (pro rata, based on the number of the registrable securities owned by the requesting holder).

Under the Stockholders Agreement, so long as either group of Principal Equityholders own voting securities of ours providing them with at least 50% of the voting power they had in us immediately before this offering, we may not grant any other person registration rights unless we obtain the consent of that group of Principal Equityholders.

General Atlantic is exercising a demand registration right in connection with this offering. In any registration for which registration rights are exercised, including this offering, we have agreed to indemnify and pay offering related expenses of the selling stockholders who are party to the Stockholders Agreement that participate in the offering, other than underwriting discounts and commissions.

Tag-Along Rights

Under the Stockholders Agreement, in connection with any transfer or sale of Class A common stock by a group of Principal Equityholders (other than a transfer in connection with a public offering), the other group of Principal Equityholders, the EBS Equity Plan Members and the eRx Members will have “tag-along” rights that allow them to sell a proportionate amount of their shares of Class A common stock in such sale or transfer. This provision of the Stockholder Agreement is only applicable if the group of Principal Equityholders that initiates the sale holds more than 5% of our outstanding common stock at the time of the sale or transfer.

Other Provisions

The Stockholders Agreement contains covenants providing that, unless we obtain the written consent of each group of Principal Equityholders, (i) we must comply with all terms and provisions of the EBS Master LLC Agreement and (ii) we may not amend the EBS Master LLC Agreement. In the case of clause (ii), the covenant will cease to apply at such time as each group of Principal Equityholders holds less than 5% of the voting power in our company.

The Stockholders Agreement contains a covenant which requires our amended and restated certificate of incorporation to include provisions pursuant to which we elect not to be governed by Section 203 of the Delaware General Corporation Law. This covenant terminates when each group of Principal Equityholders owns securities representing less than 5% of the voting power in our company.

In addition, we have agreed that the doctrine of “corporate opportunity” will not apply against the General Atlantic Equityholders, the H&F Equityholders or any of our directors who are employees of the Principal Equityholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers. See “Risk Factors — We are controlled by our Principal Equityholders whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to our company.”

Under the Stockholders Agreement, we have agreed to indemnify the Principal Equityholders from any losses arising directly or indirectly out of the Principal Equityholders actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of any Principal Equityholders’s director nominees including any act or omission in connection with this offering.

Under the Stockholders Agreement, we agreed to reimburse each group of Principal Equityholders for all reasonable out-of-pocket fees and expenses incurred by each in connection with the transactions contemplated by the Stockholders Agreement.

Due to the nature of the Stockholders Agreement, it is not the type of agreement that is typically entered into with or available to unaffiliated third parties.

Tax Receivable Agreements

Prior to this offering, we and two of our subsidiaries have purchased membership interests in EBS Master. Also, as described under “Use of Proceeds,” we intend to use a portion of the proceeds from this offering to purchase EBS Units from certain of the EBS Equity Plan Members. The purchases of these membership interests resulted, and will result in, tax basis adjustments to the assets of EBS Master, and these basis adjustments have been allocated to us and to two of our subsidiaries. In addition the EBS Units (along with the corresponding shares of our Class B common stock) held by the EBS Post-IPO Members will be exchangeable in the future for cash or shares of our Class A common stock. These future exchanges are likely to result in tax basis adjustments to the assets of EBS Master, which adjustments would also be allocated to us. Both the existing and the anticipated basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into two tax receivable agreements with the Tax Receivable Entity. One tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from the purchases by us and our subsidiaries of EBS Units prior to this offering; (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement; and (iii) loss carryovers from prior periods (or portions thereof).

The second of these tax receivable agreements will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from (a) exchanges by the H&F Continuing LLC Members of EBS Units (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock or (b) payments under this tax receivable agreement to the Tax Receivable Entity and (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

We will also enter into a third tax receivable agreement with the EBS Equity Plan Members which will generally provide for the payment by us to the EBS Equity Plan Members of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) any step-up in tax basis in EBS Master’s assets resulting from (a) the purchases by us and our subsidiaries of EBS Units from the EBS Equity Plan Members using a portion of the proceeds from the offering, (b) the exchanges by the EBS Equity Plan Members of EBS Units (along with the corresponding shares of our Class B common stock) for cash or shares of our Class A common stock or (c) payments under this tax receivable agreement to the EBS Equity Plan Members and (ii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the H&F Continuing LLC Members or the EBS Equity Plan Members, as applicable, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of loss carryovers and the portion of our payments under the tax receivable agreements constituting imputed interest or amortizable basis. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of EBS Master and the loss carryovers from prior periods (or portions thereof), assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreements in respect of the purchases and the loss carryovers will aggregate $151.3 million and range from approximately $4.9 million to $17.2 million per year over the next 15 years. These amounts reflect only the cash savings attributable to current tax attributes resulting from the purchases and the loss carryovers. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments from these tax attributes. Future payments under the tax receivable agreements in respect of subsequent acquisitions of EBS Units would be in addition to these amounts and would, if such exchanges took place at the initial public offering price, be of comparable magnitude.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Tax Receivable Entity and the EBS Equity Plan Members will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Tax Receivable Entity or the EBS Equity Plan Members will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreements that are greater than our actual cash tax savings.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

Rights to receive payments under the tax receivable agreements may be terminated by the Tax Receivable Entity or the EBS Equity Plan Members, as applicable, if as the result of an actual or proposed change in law, the existence of the agreements would cause recognition of ordinary income (instead of capital gain) in connection with future exchanges of EBS Units for cash or shares of our common stock or would otherwise have material adverse tax consequences to the Tax Receivable Entity, its owners or the EBS Equity Plan Members. There are legislative proposals pending in Congress that, if enacted in their present form, may result in such ordinary income recognition. Further, in the event of such a termination, the Tax Receivable Entity or the EBS Equity Plan Members would have the right, subject to the delivery of an appropriate tax opinion, to require us to determine a lump sum amount in lieu of the payments otherwise provided under the agreements. That lump sum amount would be calculated by increasing the portion of the tax savings retained by us to 30% (from 15%) and by calculating a present value for the total amount that would otherwise be payable under the agreements, using a discount rate equal to the lesser of LIBOR plus 100 basis points and 6.5% per annum and assumptions as to income tax rates and as to our ability to utilize the tax benefits (including the assumption that we will have sufficient taxable income). If the assumptions used in this calculation turn out not to be true, we may pay more or less than the specified percentage of our actual cash tax savings. This lump sum amount may be paid in cash or by a subordinated note with a seven-year maturity and an interest rate equal to the lesser of LIBOR plus 200 basis points and 6% per annum. Any such acceleration can occur only if the Tax Receivable Entity or any EBS Equity Plan Member, as applicable, has terminated a substantial portion of our obligations (or, in the case of an EBS Equity Plan Member, such Member’s share of our obligations) under the applicable tax receivable agreement with respect to exchanges of units. In view of the foregoing changes in the calculation of our obligations, we do not expect that the net impact of any such acceleration upon our overall financial condition would be materially adverse as compared to our obligations if laws do not change and the obligations are not accelerated. It is further possible that the net impact of such an acceleration would be beneficial to our overall financial condition. The ultimate impact of a decision to accelerate will depend on what the ongoing payments would have been under the tax receivable agreement absent acceleration, which will in turn depend on the various factors mentioned above.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of our actual cash tax savings.

Due to the nature of the tax receivable agreements, they would only be entered into by a party that has an interest in EBS Master.

Purchase of EBS Units and Class B common Stock

Immediately following this offering, we will use approximately $5.3 million of our net proceeds from this offering to purchase 389,092 EBS Units from certain of the EBS Equity Plan Members (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The following table sets forth the cash proceeds each of our executive officers will receive from the purchase by us of EBS Units (and corresponding shares of Class B common stock) with the proceeds from this offering (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

	Number of EBS Units
Name:	and Class B Common Stock	Cash Proceeds ($)

George I. Lazenby, IV	121,164	1,642,685
Bob A. Newport, Jr.	36,283	491,906
Philip Hardin	31,208	423,107
Gregory T. Stevens	—	—
Gary D. Stuart	48,846	662,228
Tracy L. Bahl	—	—

General Atlantic’s and Hellman & Friedman’s Investment and Use of Proceeds

Prior to both this offering and the reorganization transactions, the General Atlantic Equityholders and H&F Equityholders purchased membership interests in EBS Master. In the 2006 Transaction, the General Atlantic Equityholders purchased a 52% interest in EBS Master for cash of approximately $1.245 billion, comprised of a cash equity contribution by the General Atlantic Equityholders of approximately $320.0 million and approximately $925.0 million of borrowings under our Credit Agreements. Our Credit Agreements will remain outstanding following the completion of this offering. In the 2008 Transaction, the General Atlantic Equityholders purchased an additional 13.77% interest in EBS Master for approximately $165 million in cash. Concurrently, the H&F Equityholders purchased an aggregate 34.23% interest in EBS Master for approximately $410 million in cash.

Based on the midpoint of the price range set forth on the cover page of this prospectus, upon the completion of this offering (i) the value of the Class A common stock held by the General Atlantic Equityholders will be approximately $796.0 million (or $749.7 million if the underwriters exercise their over-allotment option in full) and (ii) the value of the Class A common stock and EBS Units held by the H&F Equityholders will be approximately $469.3 million.

Transfer Restrictions

In connection with the reorganization transactions, each of the EBS Equity Plan Members who are employees of ours (including Messrs. Lazenby, Bahl, Hardin, Newport, Stevens and Stuart) will agree to restrict their ability to transfer (i) EBS Units and corresponding shares of our Class B common issued to them in the reorganization transactions (including any shares of our Class A common stock issuable upon the exchange of these EBS Units and corresponding shares of our Class B common stock) (“Initial Unit Securities”) and (ii) options to purchase our Class A common stock issued in connection with this offering that are subject to a three year vesting period (including any shares of our Class A common stock issuable upon the exercise of these options) (“Initial Option Securities”). Subject to certain exceptions, such as transfers to permitted transferees, each such EBS Equity Plan Member may only transfer his Initial Unit Securities and Initial Option Securities as follows:

•	Prior to the first anniversary of this offering, up to 20% of the Initial Unit Securities and 20% of the Initial Option Securities (including any sales in connection with this offering);

•	On and after the first anniversary of this offering and prior to the second anniversary of this offering, up to 50% of the Initial Unit Securities and 50% of the Initial Option Securities;

•	On and after the second anniversary of this offering and prior to the third anniversary of this offering, up to 70% of the Initial Unit Securities and 70% of the Initial Option Securities; and

•	On and after the third anniversary of this offering, up to 100% of all such securities.

These transfer restrictions will terminate upon the earlier of (i) a change of control of our company and (ii) the termination of the employment of the applicable EBS Equity Plan Members.

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Due to the nature of the indemnification agreements, they are not the type of agreements that are typically entered into with or available to unaffiliated third parties.

Agreements with HLTH Corporation and its Affiliates

The following section contains summaries of material agreements we entered into with HLTH, our former parent company.

The Amended and Restated Business Services Agreement, the Amended and Restated Data License Agreement and the Patent License Agreement were entered into in connection with the 2008 Transaction and set forth our agreements with HLTH concerning the utilization of relevant intellectual property rights following the 2008 Transaction. The Transition Services Agreement was entered into with HLTH to provide for an orderly transition of shared services as a result of our status as a combined entity prior to the 2006 Transaction. The transactions and agreements discussed under the heading “— Other Transactions with HLTH” describe agreements and arrangements entered into while we were a combined entity with HLTH on terms that we believe are no less favorable than those that could have been obtained in agreements with third parties.

Amended and Restated Business Services Agreement

We and our subsidiaries entered into an Amended and Restated Business Services Agreement with WebMD Health Corp. and one of its subsidiaries (“WHC”) in connection with the 2008 Transaction, with respect to the development of certain applications that can be used in our business and the integration of some of the data we collect in providing our services with applications offered by WHC. In particular, we granted WHC a right of first refusal with respect to the development of applications and products that measure non-financial, health-related information or that can be used by customers to improve health or wellness. If WHC elects to exercise its right of first refusal for any application, the parties are required to negotiate financial and contractual terms relating to such application, including sharing of revenues and profits, prior to commencing development. This agreement will terminate on September 25, 2011.

Amended and Restated Data License Agreement

We and our subsidiaries entered into an Amended and Restated Data License Agreement with HLTH in connection with the 2008 Transaction, under which we are required (on an exclusive basis) to provide HLTH (subject to applicable law and our contractual relationships with our customers) with certain “de-identified data” that we collect in providing our solutions for use in applications offered by HLTH primarily related to clinical purposes or created for clinical, non-financial purposes. We also granted HLTH a non-exclusive license to use such “de-identified” data in connection with any other uses (other than financial or administrative applications or products that are targeted to providers, payers or their suppliers or that relate to claims submission). Under the agreement, HLTH will be required to pay us a royalty based on the revenues it earns from use of the “de-identified data” we provide. The agreement has an initial term of ten years from February 8, 2008, and automatically renews for an additional five year term unless terminated by either party prior to extension.

During the term of this agreement, the parties have from time to time had discussions about their respective performance under the agreement and about modifying the agreement and the scope of licenses among the parties. Recently, HLTH sent us a letter concerning, among other things, our interpretation of the scope of their exclusive license under the agreement and the manner in which we have provided de-identified data to HLTH and its customers, claiming that our services have been inadequate. While we believe all the products and services we currently provide our customers are permitted under the agreement and we do not have any material liabilities to

HLTH related to our performance obligations under the agreement, we are currently in discussions with HLTH concerning these matters. We cannot predict whether we will be able to resolve these discussions on a satisfactory basis or at all.

Patent License Agreement

One of our subsidiaries entered into an amended and restated patent license with WHC in connection with the 2008 Transaction. Under this license, we granted WHC a non-exclusive, worldwide, perpetual, royalty-free license to use and practice the inventions claimed in a certain patent application we filed that describes a method for determining a patient’s financial liability. Under this license, WHC has the right to sublicense its rights to third parties, other than to our competitors. This license agreement will remain in effect perpetually unless it is terminated due to certain uncured breaches by WHC. We may also terminate the license agreement upon a change of control of WHC involving one of our competitors.

Transition Services Agreement

In connection with the 2006 Transaction, we entered into a transition services agreement with HLTH. Under the transition services agreement, HLTH was obligated to provide us with administrative services, including accounts payable, payroll, accounting, tax, treasury, contract and litigation support and human resource services, as well as information technology support. HLTH’s obligations to provide us with services under the agreement terminated on December 31, 2007. In addition, under the agreement, we were obligated to provide HLTH with administrative services, including telecommunication infrastructure and management services, data center support, purchasing and procurement and other services. Our obligation to provide services under the agreement terminated on September 15, 2008.

Other Transactions with HLTH

Prior to November 2006, we entered into various arrangements and agreements with HLTH and its other subsidiaries. These arrangements and agreements include:

•	providing patient statement, claims processing and related printing services to a subsidiary of HLTH. This arrangement resulted in revenue of approximately $32.7 million, and rebate expense of approximately $6.0 million, to us during the period from January 1, 2006 to September 14, 2006 (the date on which HLTH sold this subsidiary).

•	revenue sharing agreements with a subsidiary of HLTH for shared customers. These agreements resulted in the allocation of revenue of approximately $1.0 million and expenses of approximately $913,000 during the period from January 1, 2006 to September 14, 2006 (the date on which HLTH sold this subsidiary), respectively.

•	providing printing services to HLTH and its subsidiaries. For providing these services, we earned revenues of approximately $1.2 million from HLTH and its subsidiaries during the period from January 1, 2006 to November 16, 2006 (the date of the 2006 Transaction).

•	a lease agreement with HLTH for the lease of office space. We paid HLTH $48,000 and $14,000 under this lease during 2007 and for the period from January 1, 2008 to February 8, 2008 (the date of the 2008 Transaction), respectively.

•	an agreement with HLTH under which we reimbursed HLTH for fees and interest costs resulting from letters of credit issued in the name of HLTH for our benefit. During 2007, we paid HLTH approximately $63,000 under this agreement. These letters of credit expired in 2007.

In addition, we have entered into an arrangement with WHC under which we have access to WHC’s physician directory and Personal Health Manager services and, for a transition period after the 2006 Transaction, received website hosting services from WHC. During the period from January 1, 2006 to November 16, 2006, the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the period from January 1, 2008 to February 8, 2008, we incurred expenses of approximately $415,000, $40,000, $430,000 and $39,000, respectively, under this arrangement.

Related Party Transactions Policies and Procedures

In April 2009, our board of directors adopted a written Related Party Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related party transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for the implementation and compliance with this policy.

For the purposes of the policy, an “interested transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $100,000 and in which any related party (as defined in the policy) had, has or will have a direct or indirect material interest.

Our policy requires that the Audit Committee review all “interested transactions” and either ratify, approve or disapprove our entry into the transaction. In determining whether to approve or ratify an “interested transaction”, the Audit Committee shall consider all relevant information and shall take into account necessary factors, including whether the transaction is on terms less favorable than terms generally available to an unaffiliated third party under similar circumstances and the benefits to us of the transaction. In addition, the following “interested transactions” are deemed preapproved by the Audit Committee: (i) any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship, (ii) any director compensation, (iii) any transactions with another company at which a related party’s only relationship is as a director or beneficial owner of less than ten percent (10%) of that company’s shares, if the aggregate amount involved does not exceed $100,000, or (iv) any transaction where the related party’s interest arises solely from the ownership of our securities and all holders of such securities received the same benefit on a pro rata basis.

Our policy also provides that the Audit Committee review previously approved or ratified “interested transactions” that are ongoing to determine whether the transaction remains in our best interests or should otherwise be modified or terminated. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation to provide that our authorized capital stock will consist of 400.0 million shares of Class A common stock, par value $0.00001 per share, 52.0 million shares of Class B common stock, par value $0.00001 per share, and 25.0 million shares of preferred stock, par value $0.00001 per share.

Immediately following the reorganization transactions, we will have approximately 10 holders of record of our Class A common stock and 21 holders of record of our Class B common stock. Of the authorized shares of our capital stock, 77,742,782 shares of our Class A common stock will be issued and outstanding, 26,760,687 shares of our Class B common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

After consummation of this offering and the application of the net proceeds from this offering, we expect to have 88,467,782 shares of our Class A common stock outstanding, 26,371,595 shares of our Class B common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Voting.  Holders of our Class A common stock and Class B common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Upon completion of this offering and the application of the net proceeds from this offering, our Principal Equityholders will control approximately 77.6% of the combined voting power of our common stock. Accordingly, our Principal Equityholders can exercise significant influence over our business policies and affairs and can control any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. The Principal Equityholders also have the power to nominate members to our board of directors under the Stockholders Agreement and each group of Principal Equityholders has agreed to vote for the other’s nominees. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of minority stockholders.

Dividends.  The holders of Class A common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation or Dissolution.  Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Transferability and Exchange.  Subject to the terms of the EBS LLC Agreement, the EBS Post-IPO Members may exchange their EBS Units (and corresponding shares of our Class B common stock) with EBS Master for shares of our Class A common stock. Each such exchange will be on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In connection with any proposed exchange by an EBS Post-IPO Member, we may, in our sole discretion, elect to acquire the applicable EBS Units and corresponding Class B common stock by paying cash in an amount equal to the fair market value (determined by the volume weighted average price of the shares of Class A common stock on the date of the exchange) the member would have received in the proposed exchange.

Other Provisions.  None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. Upon consummation of this offering, all outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and non-assessable.

At such time as no EBS Units remain exchangeable into shares of our Class A common stock, our Class B common stock will be cancelled.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to 25.0 million shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have an adverse impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against the General Atlantic Equityholders, the H&F Equityholders, or any of our directors who are employees of the Principal Equityholders, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. In addition, under the EBS Master LLC Agreement, the EBS Post-IPO Members have agreed that the H&F Continuing LLC Members and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours. See “Risk Factors — We are controlled by our Principal Equityholders whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to our company.”

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws including, but not limited to, information with respect to the beneficial ownership of our common stock or derivative securities that have a value associated with our common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our common stock. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Directors

Upon consummation of this offering, our board of directors will have nine members. Each of our directors will serve for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Our board of directors may elect a director to fill a vacancy, subject to the provisions of the Stockholders Agreement, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

Our amended and restated certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our certificate of incorporation:

•	provisions relating to the number of directors and the appointment of directors upon an increase in the number of directors or vacancy on the board of directors;

•	the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation, such as provisions relating to the election of directors and the inability of stockholders to call a special meeting, and for the adoption, amendment or repeal of our by-laws; and

•	the provisions relating to the restrictions on stockholder actions by written consent.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval.

Anti-Takeover Provisions of Delaware Law.

In general, section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our amended and restated certificate of incorporation, we have opted out of the provisions of section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer and Trust.

New York Stock Exchange

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “EM.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for sale will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk Factors — Risks Related to this Offering and Our Class A common stock — Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.”

Sale of Restricted Shares

Upon consummation of this offering, we will have 88,467,782 shares of Class A common stock outstanding, excluding 5,582,230 shares of Class A common stock underlying outstanding options, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, the 21,450,000 shares sold in this offering (or 24,667,500 shares if the underwriters exercise their option in full) and the 329,172 shares we issue to the EBS Phantom Plan Participants will be freely tradable without further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon completion of this offering, approximately 66,688,610 of our outstanding shares of Class A common stock will be deemed “restricted securities,” as that term is defined under Rule 144.

In addition, upon consummation of the offering and the application of the net proceeds from this offering, the EBS Post-IPO Members will own an aggregate of 26,371,595 EBS Units and 26,371,595 shares of our Class B common stock. Pursuant to the terms of the EBS LLC Agreement and our amended and restated certificate of incorporation, the EBS Post-IPO Members could from time to time exchange their EBS Units (and corresponding shares of our Class B common stock) with EBS Master for shares of our Class A common stock on a one-for-one basis. In connection with any proposed exchange by an EBS Post-IPO Member, we may, in our sole discretion, elect to acquire the applicable EBS Units and corresponding Class B common stock by paying either (x) cash in an amount equal to the fair market value on the date of the exchange (determined by the volume weighted average price of the shares of Class A common stock on the date of the exchange) of the shares of Class A common stock the member would have received in the proposed exchange or (y) the number of shares of Class A common stock the member would have received in the proposed exchange. EBS Units held by the EBS Equity Plan Members may only be exchanged for shares of our Class A common stock if their EBS Units have vested. Shares of our Class A common stock issuable to the EBS Post-IPO Members upon an exchange of EBS Units would be considered “restricted securities,” as that term is defined in Rule 144.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 66,688,610 shares of our Class A common stock will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144 (or 63,471,110 shares if the underwriters exercise their option in full). Morgan Stanley & Co. Incorporated, Goldman Sachs & Co., UBS Securities, LLC and Barclays Capital Inc. on behalf of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register approximately 17.3 million shares of Class A common stock reserved for issuance under our 2009 Equity Plan. We expect to grant options to purchase 5,582,230 shares of our Class A common stock, 656,917 restricted stock units (each of which will represent the right to receive a share of our Class A common stock upon vesting) and 329,172 shares of our Class A common stock under our 2009 Equity Plan in connection with this offering. Shares issued under the 2009 Equity Plan after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

Our executive officers, directors, Principal Equityholders and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., UBS Securities LLC and Barclays Capital Inc. (the “Representatives”), dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. For a description of these exceptions, see “Underwriting.”

Immediately following the consummation of this offering and the application of the net proceeds from this offering, stockholders subject to lock-up agreements will hold 93,060,204 shares of our Class A common stock (assuming the EBS Post-IPO Members exchange all their EBS Units (and corresponding shares of our Class B common stock for shares of our Class A common stock), representing approximately 81.0% of our then outstanding shares of Class A common stock, or approximately 78.2% if the underwriters exercise their option to purchase additional shares in full (assuming the EBS Post-IPO Members exchange all their EBS Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock).

We have agreed not to issue, sell or otherwise dispose of any shares of our Class A common stock during the 180-day period following the date of this prospectus. We may, however, grant awards under the 2009 Equity Plan and issue shares of Class A common stock upon the exercise of outstanding options under our existing equity incentive plans, and we may issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquiror of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Registration Rights

Our Stockholders Agreement grants registration rights to our Principal Equityholders, the eRx members and the EBS Equity Plan Members. Under certain circumstances, these persons can require us to file registrations statements that permit them to re-sell their shares. For more information, see “Certain Relationships and Related Transactions — Stockholders Agreement — Registration Rights.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock by a Non-U.S. Holder. This summary assumes that our Class A common stock is held as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal tax purposes as:

•	a non-resident alien individual;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, other than a trust that (i) is subject to the primary supervision of a court within the United States and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, a Non-U.S. Holder does not include a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Class A common stock, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Class A common stock. Also, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes.

This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under United States federal tax laws. Furthermore, this summary does not address estate and gift tax consequences (except to the extent specifically provided herein) or tax consequences under any state, local or foreign laws.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “ — U.S. Trade or Business Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or successor form) certifying such stockholder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our Class A common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “— U.S. Trade or Business Income,” below;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the period (the “applicable period”) that is the shorter of the five-year period ending on the date of the disposition and the Non-US. Holder’s holding period for our Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under section 897 of the Code if a Non-U.S. Holder’s holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock were regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the United States or (B) we are or have been a USRPHC at any time during the applicable period (subject to the exception set forth above in the second paragraph of “ — Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person).

Any U.S. trade or business income received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

U.S. Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in our Class A common stock will be required to include the value thereof in such individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Prospective individual Non-U.S. Holders are urged to consult their tax advisors concerning the potential U.S. federal estate tax consequences with respect to our Class A common stock.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder’s non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus with respect to the shares being offered. Under the terms and subject to the conditions contained the underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., UBS Securities LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
UBS Securities LLC
Barclays Capital Inc.
Citigroup Global Markets, Inc.
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Wells Fargo Securities, LLC

Total	21,450,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of legal matters by their counsel, customary conditions and the consummation of the reorganization transactions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to dealers at a price that represents a concession not in excess of $      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      a share to other underwriters or to dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,217,500 additional shares of Class A common stock, each at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to customary conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions would be $     , total proceeds to us would be $      and total proceeds to the selling stockholders would be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholders.

	Paid by us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share
Total

We will pay all of the expenses of the offering, including those of the selling stockholders from this offering or if the underwriters exercise their over-allotment option (other than underwriting discounts and commissions relating to the shares sold by the selling stockholders). We estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be $9.5 million.

We, our executive officers, directors, Principal Equityholders and certain of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., UBS Securities LLC and Barclays Capital Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or any membership interests of EBS Master or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or membership interests of EBS Master whether any such transaction described above is to be settled by delivery of Class A common stock or membership interests of EBS Master or such other securities, in cash or otherwise;

•	file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or any membership interests in EBS Master; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for Class A common stock or any membership interests in EBS Master, except for any such demand or exercise that will not require any filing or other public disclosure to be made in connection therewith until after the expiration of the restricted period.

The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant of awards, including the issuance by the company of options to purchase shares of common stock under stock option or similar plans as in effect on the date of the underwriting agreement and as described in this prospectus;

•	the filing by the company of any registration statement on Form S-8 with the SEC relating to the offering of securities pursuant to the terms of a stock option or similar plan in effect on the date of the underwriting agreement and as described in this prospectus;

•	any issuance or transfer in connection with the reorganization transactions;

•	any exchange of membership units of EBS Master and a corresponding number of shares of Class B common stock for shares of Class A common stock, or exercise by the Company of its related call right, provided that no filing under Section 16(a) of the Exchange Act, reporting a change in beneficial ownership of shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock, shall be required or shall be voluntarily made during the restricted period;

•	transactions relating to shares of Class A common stock, any membership interests of EBS Master or other securities acquired in open market transactions after completion of this offering;

•	the transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock or membership interests of EBS Master as a bona fide gift, to any beneficiary pursuant to a will, other testamentary document or applicable laws of descent or to a family member or trust, provided that the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required); provided, further, that in the case of transferees that are charitable organizations or trusts that receive Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock from General Atlantic or its affiliates, the lock-up agreements applicable to such entities will permit such transferees to collectively sell under Rule 144 under the Securities Act up to an aggregate number of shares of common stock equal to 1.0% of the Class A common stock outstanding immediately prior to this offering, provided that such sales are made only through the representatives;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of Class A common stock, provided that such plan does not provide for the transfer of Class A common stock during the restricted period;

•	in the case of GapStar LLC’s lock-up, any pledge of the Class A common stock by GapStar, LLC in favor of the lenders under its credit facilities, as existing on the date hereof, or any transfer of Class A common stock in connection with such pledge.

•	transfers by a corporation, partnership or limited liability company subject to the lock-up to any wholly-owned subsidiary of such entity or to the partners, members, stockholders or affiliates of such entity, or to a charitable or family trust, provided that each donee, transferee or distributee shall sign and deliver a lock-up agreement prior to such transfer and no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made when required and, if the transferor is General Atlantic or an affiliate of General Atlantic, a filing on Form 4 may be made in connection with a transfer to Steve Denning, Dave Hodgson, Bill Grabe, Bill Ford and Peter Bloom, if the transferor provides written notice to the representatives at least three business days prior to such proposed transfer) and such transfer shall not involve a disposition for value; and

•	the issuance by the company of Class A common stock or securities convertible into common stock in connection with an acquisition or business combination; provided that such issuances are limited in the aggregate to an amount equal to 5% of the total shares of Class A common stock outstanding immediately after the completion of the offering (assuming the exchange for shares of Class A common stock of all membership interests in EBS Master and shares of Class B common stock outstanding immediately after the completion of this offering) and provided further that recipients of such Class A common stock agree to be bound by the terms of the lock-up agreement.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event

Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of us and our industry in general, our financial and operating results in recent periods, including our sales, and earnings, and the market prices of securities and financial and operating information of companies engaged in activities similar to us, including their price-earnings ratios and price-sales ratios. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “EM.”

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In particular, Citigroup Global Markets, Inc., an underwriter in this offering, is a lender under our Credit Facilities.

We, the selling stockholders and the underwriters have agreed to indemnify each other against liabilities under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,072,500 shares offered in this prospectus for our directors, officers and employees (the “Directed Share Program”). The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares in the Directed Share Program. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Any shares purchased in the Directed Share Program will be subject to a 180-day lock-up period and accordingly, subject to the exceptions described above with respect to the lock-ups, may not be resold during such 180-day period.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Davis Polk & Wardwell LLP, New York, New York will pass upon the validity of the Class A common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented General Atlantic and its related parties from time to time.

EXPERTS

The consolidated financial statements of Emdeon Inc. at December 31, 2007 and 2008, and for the period from January 1, 2006 through November 15, 2006 (predecessor), the period from November 16, 2006 to December 31, 2006, and for the years ended December 31, 2007 and 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission’s website address is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Emdeon Inc.
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3
Consolidated Statements of Operations for the period from January 1, 2006 to November 15, 2006 (predecessor), the period from November 16, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008
F-4
Consolidated Statements of Equity for the period from January 1, 2006 to November 15, 2006 (predecessor), the period from November 16, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008
F-5
Consolidated Statements of Cash Flows for the period from January 1, 2006 through November 15, 2006 (predecessor), the period from November 16, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008
F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of December 31, 2008 and March 31, 2009	F-40
Condensed Consolidated Statements of Operations for the three months ended March 31, 2008 and March 31, 2009	F-41
Condensed Consolidated Statements of Equity for the three months ended March 31, 2008 and March 31, 2009	F-42
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and March 31, 2009	F-43
Notes to Condensed Consolidated Financial Statements	F-44

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Emdeon Inc.

We have audited the accompanying consolidated balance sheets of Emdeon Inc. (the Company) as of December 31, 2007 and 2008, and the related consolidated statements of operations, equity, and cash flows for the period from January 1, 2006 to November 15, 2006 (Predecessor), the period from November 16, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008. Our audits also included the financial statement schedule listed in the index at item 16. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emdeon Inc. at December 31, 2007 and 2008, and the consolidated results of its operations, equity and its cash flows for the period from January 1, 2006 to November 15, 2006 (Predecessor), the period from November 16, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as it relates to financial assets and liabilities effective January 1, 2008.

As discussed in Note 2 to the consolidated financial statements, the Company retrospectively adopted the presentation and disclosure requirements of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, effective January 1, 2009.

Ernst & Young LLP

Nashville, Tennessee
July   , 2009

The foregoing report is in the form that will be signed upon the completion of the reorganization described in Note 1 to the consolidated financial statements.

/s/ Ernst &Young LLP

Nashville, Tennessee
July 24, 2009

Emdeon Inc.

Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,
	2007	2008

Assets
Current assets:
Cash and cash equivalents	$33,687	$71,478
Accounts receivable, net of allowance for doubtful accounts of $3,626 and $4,576 at December 31, 2007 and 2008, respectively	123,088	144,149
Deferred income tax assets	3,463	2,285
Prepaid expenses and other current assets	15,420	21,137

Total current assets	175,658	239,049
Property and equipment, net	113,561	136,038
Goodwill	666,997	646,851
Intangible assets, net	398,614	971,001
Other assets, net	2,399	7,340

Total assets	$1,357,229	$2,000,279

Liabilities and equity
Current liabilities:
Accounts payable	$9,964	$805
Accrued expenses	75,291	79,513
Due to HLTH Corporation	797	—
Deferred revenues	16,054	12,056
Current portion of long-term debt	7,247	17,244

Total current liabilities	109,353	109,618
Long-term debt, excluding current portion	864,687	807,986
Deferred income tax liabilities	59,865	159,811
Other long-term liabilities	22,355	44,711
Commitments and contingencies
Equity:
Preferred stock (par value, $0.00001), 25,000,000 shares authorized and 0 shares issued and outstanding	—	—
Class A common stock (par value, $0.00001), 400,000,000 shares authorized and 52,000,000 and 77,413,610 shares outstanding at December 31, 2007 and 2008, respectively	1	1
Class B exchangeable common stock (par value, $0.00001), 52,000,000 shares authorized and 48,000,000 and 22,586,390 shares outstanding at December 31, 2007 and 2008, respectively	—	—
Additional paid-in capital	300,550	670,702
Accumulated other comprehensive loss	(14,474)	(23,195)
Retained earnings	14,892	24,123

Emdeon Inc. equity	300,969	671,631
Noncontrolling interest	—	206,522

Total equity	300,969	878,153

Total liabilities and equity	$1,357,229	$2,000,279

See accompanying notes.

Emdeon Inc.

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Predecessor	Successor
	Period from	Period from
	January 1,	November 16,	Successor	Successor
	2006 to	2006 to	Year Ended	Year Ended
	November 15,	December 31,	December 31,	December 31,
	2006	2006	2007	2008
Revenue	$663,186	$87,903	$808,537	$853,599
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	425,108	56,628	514,577	540,570
Development and engineering	21,782	2,782	28,539	29,618
Sales, marketing, general and administrative	80,352	12,762	94,475	91,212
Depreciation and amortization	30,440	7,127	62,811	97,864
Loss on abandonment of leased properties	—	—	—	3,081

Operating income	105,504	8,604	108,135	91,254
Interest income	(67)	(139)	(1,567)	(963)
Interest expense	25	10,113	74,325	71,717

Income (loss) before income tax provision	105,546	(1,370)	35,377	20,500
Income tax provision	42,004	1,014	18,101	8,567

Net income (loss)	$63,542	$(2,384)	$17,276	$11,933
Net income attributable to noncontrolling interest	—	—	—	2,702

Net income (loss) attributable to Emdeon Inc.	$63,542	$(2,384)	$17,276	$9,231

Net income per share Class A common stock:
Basic		$(0.05)	$0.33	$0.12

Diluted		$(0.05)	$0.17	$0.12

Weighted average common shares outstanding:
Basic		52,000,000	52,000,000	74,775,039

Diluted		52,000,000	100,000,000	100,000,000

See accompanying notes.

Emdeon Inc.

Consolidated Statements of Equity
(In thousands)

		Class A
	Owner’s	Common		Class B		Additional		Other	Non-
	Net	Stock		Common Stock		Paid in	Retained	Comprehensive	Controlling	Total
	Investment	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Equity

Balance at January 1, 2006	$1,121,637	—	$—	—	$—	$—	$—	$—	$—	$1,121,637
Net income for the period from January 1, 2006 to November 15, 2006	63,542	—	—	—	—	—	—	—	—	63,542
Net transfers to HLTH Corporation	(137,474)	—	—	—	—	—	—	—	—	(137,474)
Sale by HLTH Corporation	(1,047,705)	—	—	—	—	—	—	—	—	(1,047,705)

Ending balance at November 15, 2006	—	—	—	—	—	—	—	—	—	—
November 16, 2006 initial capital contribution, net of related costs	—	52,000,000	1	48,000,000	—	320,499	—	—	—	320,500
Adjustment to reflect carryover basis of minority interests	—	—	—	—	—	(25,754)	—	—	—	(25,754)
Contribution from HLTH Corporation for non-cash transfer of stock-based compensation expense	—	—	—	—	—	310	—	—	—	310
Comprehensive income (loss):
Net loss for the period from November 16, 2006 to December 31, 2006	—	—	—	—	—	—	(2,384)	—	—	(2,384)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(15)	—	(15)

Total comprehensive loss										(2,399)

Balance at December 31, 2006	—	52,000,000	1	48,000,000	—	295,055	(2,384)	(15)	—	292,657
Contribution from HLTH Corporation for non-cash transfer of stock-based compensation expense	—	—	—	—	—	2,107	—	—	—	2,107
Contribution from HLTH Corporation for retention bonuses paid on behalf of the Company	—	—	—	—	—	3,388	—	—	—	3,388
Comprehensive income (loss):
Net income	—	—	—	—	—	—	17,276	—	—	17,276
Foreign currency translation adjustment	—	—	—	—	—	—	—	9	—	9
Change in the fair value of interest rate swap, net of taxes	—	—	—	—	—	—	—	(14,468)	—	(14,468)

Total comprehensive income										2,817

Balance at December 31, 2007	—	52,000,000	1	48,000,000	—	300,550	14,892	(14,474)	—	300,969
Capital contribution from General Atlantic LLC and Hellman & Friedman LLC for the purchase of HLTH Corporation’s 48% interest in EBS Master LLC on February 8, 2008	—	25,413,610	—	—	—	578,409	—	—	—	578,409
Establish noncontrolling interest on February 8, 2008	—	—	—	22,586,390	—	(210,585)	—	5,435	205,150	—
Eliminate HLTH Corporation’s 48% noncontrolling interest on February 8,	—	—	—	(48,000,000)	—	1,345	—	—	—	1,345
2008
Capital contribution from shareholders	—	—	—	—	—	1,300	—	—	—	1,300
Distribution to shareholders	—	—	—	—	—	(317)	—	—	—	(317)
Comprehensive income (loss):
Net income	—	—	—	—	—	—	9,231	—	2,702	11,933
Changes in the fair value of interest rate swap, net of taxes	—	—	—	—	—	—	—	(20,705)	(3,240)	(23,945)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(43)	(13)	(56)
Other comprehensive income amortization, net of taxes	—	—	—	—	—	—	—	6,592	1,923	8,515

Total comprehensive loss										(3,553)

Balance at December 31, 2008	$—	77,413,610	$1	22,586,390	$—	$670,702	$24,123	$(23,195)	$206,522	$878,153

See accompanying notes.

Emdeon Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Predecessor	Successor
	Period from	Period from
	January 1,	November 16,	Successor	Successor
	2006 to	2006 to	Year Ended	Year Ended
	November 15,	December 31,	December 31,	December 31,
	2006	2006	2007	2008
Operating activities
Net income (loss)	$63,542	$(2,384)	$17,276	$11,933
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	30,440	7,127	62,811	97,864
Equity compensation expense	—	—	4,486	4,145
Stock-based compensation expense	6,144	310	2,107	—
Deferred income tax expense (benefit)	38,387	997	13,846	(4,140)
Amortization of debt issuance costs	—	24	254	186
Amortization of debt discount	—	261	2,136	9,768
Amortization of discontinued cash flow hedge from other comprehensive income	—	—	—	9,745
Change in fair value of interest rate swap (not subject to hedge accounting)	—	—	—	(12,714)
Loss on disposal of fixed assets	—	—	11	177
Loss on abandonment of leased property	—	—	—	3,081
Changes in operating assets and liabilities:
Accounts receivable	(16,901)	4,796	354	(19,409)
Prepaid expenses and other	1,327	13,807	(3,114)	(12,049)
Accounts payable	2,155	549	6,047	(9,159)
Accrued expenses and other liabilities	1,688	(12,546)	(645)	3,119
Due to HLTH Corporation	—	10,014	(9,226)	(797)
Deferred revenues	(1,367)	(944)	1,696	1,585

Net cash provided by operating activities	125,415	22,011	98,039	83,335

Investing activities
Purchases of property and equipment	(22,675)	(2,606)	(28,179)	(27,971)
Payments for acquisitions	(22,479)	—	(11,074)	(21,061)
Purchase of Emdeon Business Services, net of cash acquired	—	(1,214,333)	(10,949)	(306,260)

Net cash used in investing activities	(45,154)	(1,216,939)	(50,202)	(355,292)

Financing activities
Change in net bank overdraft	(8,677)	—	—	—
Cash advance from HLTH Corporation	10,000	—	—	—
Repayment of cash advance from HLTH Corporation	—	—	(10,000)	—
Net cash transfers to HLTH Corporation	(77,777)	—	—	—
Debt principal payments	—	—	(37,551)	(7,550)
Payment of debt issuance costs	—	(19,607)	(500)	—
Proceeds from revolver	—	—	10,000	10,000
Payment on revolver	—	—	(10,000)	—
Proceeds from issuance of long-term debt	—	925,000	—	—
Capital contribution, net of related costs	—	320,048	3,388	307,615
Distribution to shareholders	—	—	—	(317)

Net cash (used in) provided by financing activities	(76,454)	1,225,441	(44,663)	309,748

Net increase in cash and cash equivalents	3,807	30,513	3,174	37,791
Cash and cash equivalents at beginning of period	6,930	—	30,513	33,687

Cash and cash equivalents at end of period	$10,737	$30,513	$33,687	$71,478

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$25	$9,148	$72,012	$64,752

Cash paid for income taxes	$—	$—	$2,206	$14,924

See accompanying notes.

Emdeon Inc.

Notes to Consolidated Financial Statements
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

1.	Organization

Prior to November 2006, the group of companies that comprised Emdeon Business Services (“EBS”) were owned by HLTH Corporation (“HLTH”). Periods prior to November 2006 are referred to as “Predecessor” in these financial statements. EBS Master LLC (“EBS Master”) was formed by HLTH to act as a holding company for EBS. EBS Master, through its 100% owned subsidiary, Emdeon Business Services LLC, owns EBS.

In September 2006, EBS Acquisition LLC (“EBS Acquisition”) was formed as a Delaware limited liability company by affiliates of General Atlantic LLC (“General Atlantic”). On November 16, 2006, pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2006, among HLTH and certain of its subsidiaries (including EBS Master) and EBS Acquisition and two of its subsidiaries, a subsidiary of EBS Acquisition merged into a subsidiary of HLTH. As a result of the merger, EBS Acquisition acquired a 52% interest in EBS Master, and HLTH received approximately $1.2 billion in cash and retained a 48% interest in EBS Master. The transactions through which EBS Acquisition acquired a 52% interest in EBS Master are referred to herein as the “2006 Transaction.” The 2006 Transaction was financed with $925,000 in bank debt and an equity investment of approximately $320,000 by EBS Acquisition. As the 2006 Transaction was deemed to be a highly leveraged transaction, the 2006 Transaction was accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue No. 88-16, Basis in Leveraged Buyout Transactions, and 52% of the net assets of EBS Master were stepped up to fair market value. Periods after the 2006 Transaction are referred to as “Successor” in these financial statements.

On February 8, 2008, HLTH sold its 48% noncontrolling interest in EBS Master to affiliates of General Atlantic and Hellman & Friedman LLC (“H&F”) for $575,000 in cash (the “2008 Transaction”). As a result, following the 2008 Transaction, EBS Master was owned 65.77% by affiliates of General Atlantic (including EBS Acquisition) and 34.23% by affiliates of H&F. See Note 4 for further information related to the 2008 Transaction.

In September 2008, EBS Acquisition was converted into a Delaware corporation and its name was changed to Emdeon Inc. (the “Company”).

Nature of Business

The Company is a provider of revenue and payment cycle management solutions, connecting payers, providers and patients of the U.S. healthcare system. The Company’s product and service offerings integrate and automate key business and administrative functions for healthcare payers and healthcare providers throughout the patient encounter, including pre-care patient eligibility and benefits verification, claims management and adjudication, payment distribution, payment posting and denial management, and patient billing and payment collection.

Reorganization

On          , 2009 the Company completed a restructuring (collectively, the “reorganization transactions”) in anticipation of completing an initial public offering.

Prior to the reorganization transactions and after the 2008 Transaction, the Company owned a 52% interest in EBS Master and affiliates of General Atlantic and H&F owned the remaining 48% interest in EBS Master. The Company did not engage in any business or other activities except in connection with its investment in EBS Master and the reorganization transactions, and had nominal assets other than its interest in EBS Master. In the reorganization transactions, the Company became the sole managing member of EBS Master and acquired additional interests in EBS Master. After the reorganization transactions, EBS Master and its subsidiaries continue to operate the historical business.

Prior to the reorganization transactions, the Company was authorized to issue a single class of common stock. In connection with the reorganization transactions, the Company amended and restated its certificate of incorporation and is currently authorized to issue two classes of common stock: Class A common stock and Class B common stock. The

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Class A common stock and Class B common stock each provide holders with one vote on all matters submitted to a vote of shareholders; however, the holders of Class B common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to the holders of Class A common stock. All shares of the Company’s common stock generally vote together, as a single class, on all matters submitted to a vote of shareholders.

As part of the reorganization transactions:

•	The Company amended and restated its certificate of incorporation and reclassified its outstanding common stock into an aggregate of 56,000,000 shares of its Class A common stock;

•	The Company redeemed 4,000,000 shares of Class A common stock from its existing stockholders in exchange for the rights by its existing stockholders to receive payments under a tax receivable agreement;

•	Another member of EBS Master, EBS Acquisition II, LLC (“EBS Acquisition II”), an affiliate of General Atlantic, was merged with a newly-formed subsidiary of the Company with the newly formed subsidiary being the surviving entity in the merger; EBS Acquisition II’s members, all of whom are investment funds organized and controlled by General Atlantic, received an aggregate of 13,773,913 shares of the Company’s Class A common stock and the Company acquired, indirectly, an additional 13.77% interest in EBS Master;

•	Another member of EBS Master, H&F Harrington AIV I, L.P. (“H&F Harrington”), an entity whose partners consist of investment funds organized and controlled by H&F, dissolved and distributed 1.06% of its interests in EBS Master to Hellman & Friedman Investors VI, L.P., its general partner (“H&F GP”), and 98.94% to H&F Harrington, Inc.; H&F Harrington, Inc. then merged with a newly-formed subsidiary of the Company with the newly formed subsidiary being the surviving entity in the merger; H&F Harrington, Inc.’s sole shareholder, H&F Harrington AIV II, L.P. (“H&F AIV”), an investment fund organized and controlled by H&F, received an aggregate of 11,639,697 shares of the Company’s Class A common stock and the Company acquired, indirectly, an additional 11.65% interest in EBS Master; and

•	Affiliates of H&F (or their successors) (the “H&F Continuing LLC Members”) continue to hold an aggregate of 22,586,390 units in EBS Master (“EBS Units”) (or 22.58%) and were issued an aggregate of 22,586,390 shares of the Company’s Class B common stock. The EBS Units held by the H&F Continuing LLC Members (together with the corresponding shares of the Company’s Class B common stock) may be exchanged with the Company for shares of the Company’s Class A common stock on a one-for-one basis.

The Company accounted for the reorganization transactions using a carryover basis as the reorganization transactions are identical ownership exchanges among entities under common control. This is consistent with Statement of Financial Accounting Standards Board No. 141 (revised 2007), Business Combinations. The economic interest that the affiliates of General Atlantic and H&F held in EBS Master before the reorganization transactions did not change as a result of the reorganization transactions.

The reorganization was accounted for similar to a transaction between entities under common control. As EBS Acquisition II, H&F Harrington, and the H&F Continuing LLC Members did not purchase their interests in EBS Master until the 2008 Transaction, this reorganization did not materially impact the Company’s financial statements through December 31, 2007.

This reorganization and the changes to the capital structure are reflected in all successor periods presented.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include all subsidiaries and entities that are controlled by the Company. The results of

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

Noncontrolling Interest

Noncontrolling interest represents the noncontrolling shareholders’ proportionate share of equity and net income of EBS Master.

The noncontrolling interest in the Company related to HLTH’s 48% ownership from the 2006 Transaction was in a net deficit position as of December 31, 2006 and 2007. As a result, net income (loss) and other comprehensive income was not allocated to the noncontrolling interest holders during the period from November 16 to December 31, 2006 and the year ended December 31, 2007.

Subsequent to the 2008 Transaction, 22.58% of EBS Master’s net income and other comprehensive income from February 9, 2008 to December 31, 2008 was allocated to the noncontrolling interest representing the H&F Continuing LLC Members’ ownership of EBS Master. An initial noncontrolling interest was established at the time the H&F Continuing Members purchased their noncontrolling interest based on 22.58% of EBS Master’s equity at the time of the 2008 Transaction.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in the reported results of operations; and if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Estimates and assumptions by management affect: the allowance for doubtful accounts; the fair value assigned to assets acquired and liabilities assumed in business combinations; the carrying value of long-lived assets (including goodwill and intangible assets); the amortization period of long-lived assets (excluding goodwill); the carrying value, capitalization and amortization of software development costs; the provision and benefit for income taxes and related deferred tax accounts; certain accrued expenses; revenue recognition; contingencies; and the value attributed to equity-based awards.

Business Combinations

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141(revised 2007), Business Combinations (“SFAS 141”), the purchase price of businesses the Company acquires is allocated to their identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. The purchase price allocation

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities.

The fair value of assets and liabilities is estimated based on the appraised market values, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. The purchase price allocation may be adjusted, as necessary, up to one year after the acquisition closing date as more information is obtained regarding assets valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company’s fair value estimates, including assumptions regarding industry economic factors and business strategies, and result in an impairment or a new allocation of purchase price.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventory

Inventory is stated at the lower of cost or market value using the first-in, first-out basis and consists of unprocessed rolled paper, paper sheet stock, envelopes and inserts. Market value is based on current replacement cost.

Software Development Costs

The Company accounts for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once the criteria of SOP 98-1 have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and data conversion costs are expensed as incurred. Capitalized software costs are included in property and equipment within the accompanying consolidated balance sheets and are amortized over a three-year period.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture and fixtures	3 to 7 years
Software	3 years
Technology	6 to 7 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Expenditures for maintenance, repair and renewals that extend the useful life of an asset are capitalized.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Goodwill and Intangible Assets

Goodwill and intangible assets resulting from the Company’s acquisitions are accounted for using the purchase method. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets generally as follows:

Customer relationships	9 to 20 years
Trade names	20 years
Non-compete agreements	1 to 5 years

In connection with the 2008 Transaction, the Company reassessed the useful life assigned to the trade names intangible asset. This review indicated that the expected life for the trade names intangible asset was substantially longer than the useful life that had been previously used for amortization purposes in the Company’s financial statements. As a result, the Company revised the estimated useful life of the trade names intangible asset, effective February 8, 2008, from 7 to 20 years. The effect of this change in estimate was to reduce amortization expense and increase pretax income for the year ended December 31, 2008 by approximately $8,766.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company reviews the carrying value of goodwill annually and whenever indicators of impairment are present. With respect to goodwill, the Company determines whether potential impairment losses are present by comparing the carrying value of its reporting units to the fair value of its reporting units. The Company’s reporting units are determined in accordance with SFAS 142, which defines a reporting unit as an operating segment or one level below an operating segment. If the fair value of the reporting unit is less than the carrying value of the reporting unit, then a hypothetical purchase price allocation is used to determine the amount of goodwill impairment. The Company has recognized no impairment in conjunction with its annual SFAS 142 analysis.

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Other Assets

Other assets consist primarily of debt issuance costs and deferred costs associated with the Company’s planned initial public offering of its Class A common stock. Debt issuance costs are amortized using the effective interest method over the term of the debt. The amortization is included in interest expense in the accompanying consolidated statements of operations. Costs associated with the planned offering are being deferred until the offering is either completed or abandoned. Upon completion of the planned offering, such costs will be reclassified and presented as a reduction of the offering proceeds. In the event the planned offering is aborted, such costs will be reflected as an additional expense in the accompanying statement of operations.

Derivatives

Derivative financial instruments are used to manage the Company’s interest rate exposure. The Company does not enter into financial instruments for speculative purposes. Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and related interpretations, and are measured at fair value and recorded on the balance sheet. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (for example, in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in interest expense in current earnings during the period of change.

Equity-Based Compensation

Compensation expense related to the Company’s equity-based awards is recognized on a straight-line basis over the vesting period under the provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified prospective method. The fair value of the equity awards is determined by utilizing a contemporaneous independent third party valuation using a Black-Scholes model and assumptions as to expected term, expected volatility, expected dividends and the risk free rate. The Company’s equity-based awards are classified as liabilities due to the related repurchase features. The Company remeasures the fair value of these awards at each reporting date. These awards are included in other long-term liabilities in the accompanying consolidated balance sheets.

Revenue Recognition

The Company generates revenue by providing products and services that automate and simplify business and administrative functions for payers and providers, generally on either a per transaction, per document or per communications basis or, in some cases, on a monthly flat fee basis. The Company generally charges a one-time implementation fee to payers and providers at the inception of a contract in conjunction with related setup and connection to its network and other systems. In addition, the Company receives software license fees and software and hardware maintenance fees from payers who utilize the Company’s systems for converting paper claims into electronic claims and, occasionally, sell additional software and hardware products to such payers.

Revenue for transaction services, payment services and patient statements are recognized as the services are provided. Postage fees related to the Company’s payment services and patient statement volumes are recorded on a gross basis in accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. Implementation fees, software license fees and software maintenance fees are amortized to revenue on a straight line basis over the contract period, which generally varies from one to three years. Software and hardware product sales are recognized once all elements are delivered and customer acceptance is received.

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenues in the accompanying consolidated balance sheets.

The Company excludes sales and use tax from revenue in the accompanying consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 generally requires the Company to record deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Company recognizes uncertain tax positions in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Net Income Per Share of Class A Common Stock

The Company computes net income per share of Class A common stock in accordance with SFAS No. 128, Earnings Per Share (“SFAS 128”). Under the provisions of SFAS 128, basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period.

The computation of the diluted net income per share of Class A common stock assumes the conversion (to the extent dilutive) of the units of EBS Master held by the H&F Continuing LLC Members. Similarly, for periods following the reorganization described in Note 1, the computation of the diluted net income per share of Class A common stock assumes the conversion of the vested units of EBS Master held by senior management.

Following the reorganization described in Note 1, potential common shares will consist of the incremental common shares issuable upon the conversion or exercise of units of EBS Master and restricted stock units. The dilutive effect of restricted stock units will be reflected in diluted earnings per share by application of the treasury stock method. Vested units of EBS Master will be reflected in diluted earnings per share by application of the if-converted method. Unvested units of EBS Master will be reflected in the numerator of the consolidated diluted earnings per share calculation based upon Emdeon Inc.’s proportionate interest in EBS Master as determined by a separate EBS Master diluted net income per share calculation.

As the Class B common stock has no economic interest (only voting interest), no earnings are allocated to this class of stock for purposes of computing earnings per share.

Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS 157”) as it relates to financial assets and liabilities. SFAS 157 provides guidance for using fair value to measure assets and liabilities, including a fair value hierarchy that prioritizes the information used to develop fair value assumptions. It also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. As a result of the adoption of the fair value measurement requirements of SFAS 157 with respect to financial assets and liabilities, the Company’s net income for the year ended December 31, 2008 was reduced by $1,550 as compared to the amount that would have been recognized absent the adoption of SFAS 157.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). With the issuance of FSP FAS 157-2, the FASB delayed the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 as it applies to certain non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effect of implementation issues that have arisen from the application of SFAS 157 to these non-financial assets and liabilities. The Company is currently evaluating the impact, if any, that the implementation of SFAS 157 will have on non-financial assets and liabilities included in its financial statements.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). This statement expands the definition of a business and a business combination and generally requires the acquiring entity to recognize all of the assets and liabilities of the acquired business, regardless of the percentage ownership acquired, at their fair values. It also requires that contingent consideration and certain acquired contingencies be recorded at fair value on the acquisition date and that acquisition costs generally be expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“ARB 51”) to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. SFAS 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. Accordingly, the accompanying consolidated financial statements have been recast for all periods to conform with the presentation and disclosure requirements of SFAS 160.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS No. 161 amends and expands the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 does not change accounting for derivative instruments and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Upon adoption, effective January 1, 2009, the Company will include additional disclosures in the financial statements regarding derivative instruments and hedging activity.

3.	Concentration of Credit Risk

The Company’s revenue is generated in the United States. Changes in economic conditions, government regulations, or demographic trends, among other matters, in the United States could adversely affect the Company’s revenue and results of operations.

The Company’s cash is swept daily into a money market fund which is subject to the limitations and regulations of Rule 2a-7 of the Investment Company Act of 1940. As a result, by law, the money market mutual fund is limited to investments in low-risk securities such as U.S. or government agency obligations, or repurchase agreements secured by such securities.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

4.	Business Combinations

2006 Acquisitions

2006 Transaction

See Note 1 for a description of the 2006 Transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at November 16, 2006:

			Cash
			Payment			Opening
	GA Capital	Emdeon	for		Purchase	Balances as of
	Contribution and	Business	Transaction	Cash Payment	Accounting	November 16,
	Bank Debt	Services(a)	Costs	to HLTH	Adjustments	2006

Cash and cash equivalents	$1,225,893	$10,737	$(17,011)	$(1,208,511)	$—	$11,108
Accounts receivable	—	125,870	—	—	—	125,870
Other assets	19,607	9,448	—	—	(457)	28,598
Property and equipment	—	54,139	—	—	62,400	116,539
Goodwill	—	670,456	17,011	—	(27,381)	660,086
Intangible assets	—	100,900	—	—	319,051	419,951

Total assets	$1,245,500	971,550	$—	$(1,208,511)	$353,613	$1,362,152

Accounts payable, accrued expenses and other liabilities	$—	$78,484	$—	$—	$(406)	$78,078
Due to HLTH	—	—	—	—	10,700	10,700
Deferred revenues	—	21,201	—	—	(5,968)	15,233
Deferred taxes, net	—	—	—	—	38,395	38,395
Debt	925,000	—	—	—	—	925,000
Shareholders’ equity	320,500	871,865	—	(1,208,511)	310,892	294,746

Total liabilities and shareholders’ equity	$1,245,500	971,550	$—	$(1,208,511)	$353,613	$1,362,152

(a)	Reflects historical balances of Emdeon Business Services adjusted to exclude specific assets and liabilities (principally tax related) not acquired.

All of the goodwill attributable to the 2006 Transaction is deductible for tax purposes.

Payer Services Acquisition

On July 18, 2006, the Company acquired Interactive Payer Network, Inc. (“IPN”), a privately held technology service provider. The Company paid approximately $4,000 in cash at closing and agreed to pay up to an additional $3,000 in cash over a two-year period beginning in August 2007 if specified revenue targets are achieved. The results of operations of IPN are included in the financial statements of the Company from July 18, 2006, the closing date of the acquisition.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

2007 Acquisition

Patient Statement Acquisition

On December 18, 2007, the Company acquired IXT Solutions, a privately held patient billing and payment solutions company. The Company paid $10,688 in cash at closing, incurred transaction-related costs of $165, and agreed to pay up to an additional $5,250 in cash if specified revenue and migration targets were achieved. An estimated earnout liability of $4,500 was accrued based on the terms of the purchase agreement of which $3,500 was paid in 2008 and $1,000 will be paid in 2009. The results of operations of IXT Solutions are included in the consolidated financial statements of the Company from December 18, 2007 forward.

The total purchase price was $15,353, including the transaction costs of $165 and the earnout liability of $4,500, and was allocated as follows:

Current assets	$2,528
Property and equipment	3,190
Identifiable intangible assets:
Customer contracts	9,690
Non-compete agreements	600
Goodwill	7,121
Current liabilities	(2,185)
Deferred tax liability and other long- term liabilities	(5,591)

Total purchase price	$15,353

2008 Acquisitions

2008 Transaction

Related to the 2008 Transaction, affiliates of General Atlantic and H&F were deemed to be a collaborative group under EITF Topic No. D-97, Push Down Accounting, and the 48% step up in the basis of the net assets of EBS Master recorded at the General Atlantic and H&F acquirer level was pushed down to the Company’s financial statements in accordance with Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, and replaced the historical basis held by HLTH.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Transaction costs of $3,409 were incurred in the 2008 Transaction. The 2008 Transaction purchase price of $578,409 was allocated as follows:

Current assets	$88,074
Property and equipment	60,705
Other assets	266
Identifiable intangible assets:
Customer contracts	571,732
Tradename	81,888
Non-compete agreements	6,869
Goodwill	298,592
Current liabilities	(46,690)
Long term debt	(356,587)
Deferred tax liability	(113,213)
Long term liabilities	(13,227)

Total transaction price	$578,409
Cash paid by H&F Continuing LLC Member	(272,149)

Cash paid by Emdeon Inc. & subsidiaries	$306,260

All of the goodwill attributable to the 2008 Transaction is deductible for tax purposes.

Patient Statement Acquisition

On September 26, 2008, the Company acquired the assets comprising the patient statement business operated by GE Healthcare. The Company paid $16,677 in cash at closing, and incurred $391 of additional transaction-related costs. The results of operations of this business are included in the consolidated financial statements of the Company for all periods subsequent to September 26, 2008.

The total purchase price of $17,068, including the transaction costs of $391, was allocated as follows:

Current assets	$2,358
Property and equipment	408
Identifiable intangible assets:
Customer contracts	11,730
Goodwill	2,862
Current liabilities	(290)

Total purchase price	$17,068

All of the goodwill attributable to this acquisition is deductible for tax purposes.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Other Information

The following represents the unaudited pro forma results of consolidated operations as if the 2006 Transaction and 2008 Transaction had each been consummated at the beginning of the preceding comparable period for statement of operations purposes.

	Pro Forma	Pro Forma	Pro Forma
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Revenues	$746,974	$803,689	$853,496
Net income (loss)	5,908	(13,001)	9,177
Basic and diluted earnings per share to Class A common shareholders:
Basic	$0.11	$(0.25)	$0.08

Diluted	$0.06	$(0.25)	$0.08

5.	Allocations from HLTH in Predecessor Financial Statements

Charges from Emdeon Business Services to HLTH

The consolidated statements of operations (Predecessor) include charges to HLTH for costs related to information technology services provided by EBS that were utilized by HLTH for the benefit of all of its business operations.

Charges from HLTH to Emdeon Business Services

Corporate Services Fee

The consolidated statements of operations (Predecessor) include charges from HLTH for costs related to corporate services provided by HLTH, healthcare benefits expenses for its employees’ participation in HLTH’s healthcare benefit plans, stock compensation expense for restricted HLTH stock awards granted to EBS employees and HLTH stock options granted to EBS employees with exercise prices less than the fair market value of the HLTH common stock on the date of grant. The healthcare benefits costs and the stock-based compensation expense are reflected in the same expense captions as the related salary costs of the applicable employees. All other items are reflected in sales, marketing, general and administrative expense within the accompanying consolidated statements of operations.

EBS and HLTH considered the allocations of these expenses to be a reasonable estimate of the cost and utilization of services for those periods.

The Company received a cash advance of $10,000 from HLTH for operating purposes in connection with the 2006 Transaction. The cash advance did not bear interest and was repaid in January 2007.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Summary

The following table summarizes the charges and financing transactions to and from HLTH reflected in EBS consolidated financial statements (predecessor):

Predecessor
Period from
January 1 to
November 15,
2006

Charges from EBS to HLTH:
Information technology services	$7,047
Charges from HLTH to EBS:
Corporate services fee	14,527
Healthcare benefits expense	9,397
Stock-based compensation expense	6,144
Cash advance from HLTH	10,000

6.	Inventory

Inventory was $1,891 and $2,639 as of December 31, 2007 and 2008, respectively, and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

7.	Property and Equipment

Property and equipment as of December 31, 2007 and 2008, consists of the following:

	2007	2008

Computer equipment	$29,276	$36,911
Office equipment, furniture and fixtures	15,240	22,951
Software	26,144	34,047
Technology	69,510	98,465
Leasehold improvements	6,871	9,643
Construction in process	4,807	10,657

	151,848	212,674
Less accumulated depreciation	(38,287)	(76,636)

Property and equipment, net	$113,561	$136,038

Depreciation expense was $20,860, $3,547, $35,070 and $40,865 for the period from January 1 to November 15, 2006 (Predecessor), the period from November 16 to December 31, 2006, and the years ended December 31, 2007 and 2008, respectively.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

8.	Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 (in thousands):

	Payer	Provider	Pharmacy	Total

Balance at December 31, 2006	$302,725	$324,654	$32,472	$659,851
Acquisitions	238	6,908	—	7,146

Balance at December 31, 2007	302,963	331,562	32,472	666,997
2008 Transaction	157,021	126,284	15,287	298,592
Elimination of goodwill related to HLTH’s
ownership interest	(159,143)	(145,117)	(17,682)	(321,942)
Acquisition	—	2,862	—	2,862
Other	68	274	—	342

Balance at December 31, 2008	$300,909	$315,865	$30,077	$646,851

Intangible assets subject to amortization as of December 31, 2008, consist of the following:

	Weighted
	Average	Gross
	Remaining	Carrying	Accumulated
	Life	Amount	Amortization	Net

Customer relationships	16.9 years	$937,393	$(70,156)	$867,237
Trade names	19.1 years	107,888	(9,160)	98,728
Non-compete agreements	1.2 years	11,176	(6,140)	5,036

Total		$1,056,457	$(85,456)	$971,001

Amortization expense was $9,580, $3,580, $27,741 and $56,999 for the period from January 1 to November 15, 2006 (Predecessor), the period from November 16 to December 31, 2006 and the years ended December 31, 2007 and 2008, respectively. Aggregate future amortization expense for intangible assets is estimated to be:

Years ending December 31,
2009	$60,824
2010	57,111
2011	56,659
2012	56,656
2013	56,553
Thereafter	683,198

9.	Debt Issuance Costs

The Company capitalized $1,695 of costs in connection with the original issuance of long-term debt on November 16, 2006 and $500 in connection with a 2007 amendment of this long-term debt.

As of December 31, 2007 and 2008, the total unamortized debt issuance costs were $1,916 and $1,018, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

10.	Accrued Expenses

Accrued expenses as of December 31, 2007 and 2008 consist of the following:

	2007	2008

Customer deposits	$25,551	$26,081
Accrued compensation	15,251	16,269
Accrued insurance	2,721	2,858
Accrued rebates	4,907	4,758
Accrued outside services	4,224	7,825
Accrued telecommunications	3,744	3,880
Accrued income, sales and other taxes	2,198	1,552
Accrued earnout	4,500	1,068
Accrued liabilities for purchases of property and equipment	466	3,765
Other accrued liabilities	11,729	11,457

	$75,291	$79,513

11.	Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2007	2008

Revolving line of credit facility, expiring on November 16, 2012 and bearing interest payable quarterly at a variable base rate plus a spread rate (total rate of 2.38% at December 31, 2008)	$—	$10,000
First Lien Term Loan facility, expiring on November 16, 2013, bearing interest payable quarterly at a variable base rate plus a spread rate (total rate 6.83% and 3.46%) and net of unamortized discount of $12,572 and $46,833 at December 31, 2007 and 2008, respectively (effective interest rate of 6.75% at December 31, 2008)	704,878	663,067
Second Lien Term Loan facility, expiring on May 16, 2014, bearing interest at a variable base rate plus a spread rate (total rate 9.83% and 6.46%) and net of unamortized discount of $2,943 and $17,837 at December 31, 2007 and 2008, respectively (effective interest rate of 10.68% at December 31, 2008)	167,056	152,163
Less current portion	(7,247)	(17,244)

Long-term debt	$864,687	$807,986

On November 16, 2006, Emdeon Business Services LLC entered into two credit agreements with several lenders that provided a $755,000 term loan (“First Lien Term Loan”), a $50,000 revolving credit agreement (“Revolver”) and a $170,000 term loan (“Second Lien Term Loan”). In connection with these credit agreements, Emdeon Business Services LLC paid fees of approximately $17,900 to the lenders of which the unamortized portion is classified as a reduction of the carrying value of the credit agreements in each period. Additionally, in connection with the 2008 Transaction, 48% of the carrying value of these credit agreements was adjusted to fair value as required by SFAS 141 which resulted in a discount of $66,395, the unamortized portion of which has similarly been classified as a reduction of the carrying value of the credit agreements.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

The Revolver expires November 2012 and provides for revolving loans not to exceed $50,000, of which $12,000 may be used for letters of credit in support of payment obligations of the Company. At December 31, 2008, the Company had $10,000 in borrowings outstanding, undrawn letters of credit totaling $5,750 and $34,250 available for future borrowings under the Revolver. The Company pays a quarterly commitment fee on the unused portion of the Revolver that fluctuates, based upon specific leverage ratios, between 0.375% and 0.5% per annum. Commitment fees on the Revolver were approximately $200 for the year ended December 31, 2008.

The First Lien Term Loan is payable in quarterly principal installments of approximately $1,800, plus accrued interest, beginning in March 2007 through September 2013, with a balloon payment of the remaining principal amount outstanding due upon maturity in November 2013. These installment payments are subject to adjustment based upon optional and mandatory prepayment activity. Mandatory prepayments of principal related to excess cash flow, as defined, and other circumstances are also required.

The Second Lien Term Loan is subordinate to the First Lien Term Loan and matures in May 2014.

The credit agreements require Emdeon Business Services LLC to maintain financial covenants including a maximum total leverage ratio and minimum interest coverage ratio. The credit agreements also impose restrictions related to capital expenditures, investments, additional debt or liens, asset sales, transactions with affiliates and equity interests, among other items. Additionally, the credit agreements include restrictions on the payment of dividends or distributions (other than to fund income tax liabilities) to or advances or loans to parties that are not party to the credit agreements. In the case of dividends, the credit agreements generally limit payments to non-loan parties (including Emdeon Inc.) to $5,000 over the life of the credit agreements with such limitations increasing to $30,000 and $55,000 based on achievement of certain leverage ratios. Transactions with affiliates are limited to those which are approved by a majority of the non-interested members of the Emdeon Business Services LLC board of directors and whose terms are no less favorable than those available to an unrelated person. Substantially all of the Company’s net assets are subject to the restrictions of these credit agreements. Emdeon Business Services LLC believes it was in compliance with all debt covenants at December 31, 2008. This debt is secured by substantially all of the assets of Emdeon Business Services LLC and is guaranteed by EBS Master.

The aggregate amounts of required principal payments are as follows:

Years Ending December 31,
2009	$17,244
2010	7,244
2011	7,244
2012	7,244
2013	680,924
Thereafter	170,000

$889,900

12.	Interest Rate Swap

Effective December 29, 2006, the Company entered into an interest rate swap agreement, which matures in December 2011, to reduce the variability of cash flows in the interest payments of its total long-term debt. The notional amount of the swap was $658,125 and $482,220 as of December 31, 2007 and 2008, respectively. Changes in the cash flows of the interest rate swap are intended to offset the changes in cash flows attributable to fluctuations in the three month variable base rates underlying Emdeon Business Services LLC’s long-term debt obligations. For the period from its inception to February 8, 2008 and October 1, 2008 to December 31, 2008, the interest rate swap was designated as a cash flow hedge and the highly effective portion of changes in the value of the interest rate swap

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

were reflected within other comprehensive income in the accompanying consolidated statements of shareholders’ equity.

The 2008 Transaction represented a redesignation event under SFAS 133. As the Company’s interest rate swap did not meet all the criteria for hedge accounting at that time, changes in fair value subsequent to the 2008 Transaction but prior to its redesignation as a cash flow hedge on September 30, 2008, were recorded in interest expense in the accompanying consolidated statement of operations. The change in value during this period resulted in a decrease of $12,714 in interest expense. Additionally, the amortization of the amounts reflected in other comprehensive income at the date of the 2008 Transaction related to the discontinued cash flow hedge are and continue to be reflected within interest expense in the consolidated statement of operations. Amortization of amounts included in other comprehensive income related to the discontinued original hedge are expected to total approximately $7,970 over the next twelve months.

The fair value of the interest rate swap at December 31, 2007 and 2008 was $16,577 and $31,244, respectively, and is included in other long-term liabilities in the accompanying consolidated balance sheets.

13.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis consist principally of the Company’s derivative financial instruments. The valuation of the Company’s derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of SFAS 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

Fair Value Measurements at Reporting Date Using:

		Quoted in		Significant
	Balance at	Markets	Significant Other	Unobservable
	December 31,	Identical	Observable Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Interest Rate Swap	$(31,244)	—	(31,244)	—

Total	$(31,244)	—	(31,244)	—

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and by its counterparties. However, as of December 31, 2008, the Company has assessed the significance of the impact of the

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Assets and Liabilities Measured at Fair Value upon Initial Recognition

The carrying amount and the estimated fair value of financial instruments held by the Company as of December 31, 2008 were:

	Carrying
	Amount	Fair Value

Cash and cash equivalents	$71,478	$71,478
Accounts receivable	144,149	144,149
Long-term debt	(825,230)	(600,421)

The carrying amounts of cash equivalents and accounts receivable approximate fair value because of their short-term maturities. The fair value of long-term debt is based upon market trades by investors in partial interests of these instruments.

14.	Lease Commitments

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term including reasonably assured renewal periods from the time that the Company controls the leased property. Included within other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2007 and 2008, was $1,192 and $3,189, respectively, related to lease incentives and the cumulative difference between rent expense and the rental amount payable for leases with fixed escalations.

The Company leases its offices and other facilities under operating lease agreements that expire at various dates through 2018. Future minimum lease commitments under these non-cancelable lease agreements as of December 31, 2008 were as follows:

Years ending December 31, 2009	$6,799
2010	5,784
2011	4,654
2012	4,522
2013	3,620
Thereafter	16,342

Total minimum lease payments	$41,721

Total rent expense for all operating leases was $6,400, $978, $8,532 and $9,692 for the period from January 1 to November 15, 2006 (Predecessor), the period from November 16 to December 31, 2006, and the years ended December 31, 2007 and 2008, respectively.

15.	Legal Proceedings

In the normal course of business, the Company is involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

16.	HLTH Stock-Based Compensation Plans

Prior to November 16, 2006, because the Company was a group of wholly owned subsidiaries of HLTH, a number of employees of the Company participated in the stock-based compensation plans of HLTH (collectively, the “HLTH Plans”). Under the HLTH Plans, the employees received grants of stock options and shares of restricted stock of HLTH. In accordance with SFAS 123, such grants were treated as if the grants were shares of the Company.

Stock Options

The fair value of each HLTH option granted was estimated on the date of grant using the Black-Scholes option pricing models and using the assumptions in the following table.

Period from
January 1
to November 15,
2006

Expected dividend yield	0.00%
Expected volatility	38.00%
Risk free interest rate	4.56%
Expected term (years)	4.46
Weighted-average fair value of options granted during the period	$3.48

Expected volatility was based on implied volatility from traded options of HLTH common stock, combined with historical volatility of HLTH common stock. The expected term represented the period of time that options were expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate was based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

In connection with the partial acceleration or cancellation of these equity awards in connection with the 2006 Transaction, the Company recorded $6,144 of stock compensation expense in the period from January 1, 2006 through November 15, 2006 (Predecessor). The majority of these stock options and shares of restricted stock either vested or were cancelled in connection with the 2006 Transaction.

For the stock options that remained outstanding and continued to vest, subject to continued employment following the 2006 Transaction, as the Company’s employees were no longer considered employees of HLTH, the measurement of stock compensation related to these awards was variable from November 16, 2006 until the respective vesting dates of the awards.

As of December 31, 2007, all stock options were fully vested, forfeited or transferred back to HLTH (as the result of the transfer of an employee of the Company to HLTH).

Restricted Stock

Restricted stock consists of shares of HLTH common stock which were granted to employees. The grants were restricted in that they were subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the employee until they vested. During 2007, 199,077 shares of HLTH restricted stock vested, 1,667 shares were forfeited and 6,250 shares were transferred back to HLTH as a result of the transfer of an employee of the Company to HLTH. There were no unvested HLTH restricted stock shares outstanding at December 31, 2007.

As a result of the sale of EBS, the Company’s employees with equity awards that were continuing to vest, subject to continued employment following the 2006 Transaction, were no longer considered employees of HLTH.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Therefore, the measurement of stock compensation related to these equity awards was variable until the respective vesting dates of the awards.

Summary of HLTH Stock-Based Compensation Expense

Compensation expense related to HLTH stock-based awards was recognized ratably over the vesting period, except for additional compensation recognized in the January 1, 2006 through November 15, 2006 period due to the accelerated partial vesting of outstanding awards. Total stock compensation expense recorded in the Company’s financials related to HLTH options and restricted stock granted to employees of the Company for the period from January 1 through November 15, 2006 (Predecessor), for the period from November 16 through December 31, 2006 and 2007 was $6,144, $310 and $2,107 respectively.

17.	Equity-based Compensation Plans

EBS Executive Incentive Plan

EBS Master adopted the EBS Executive Incentive Plan (the “EBS Equity Plan”) in April 2007. The EBS Equity Plan is designed to provide certain executives with an indirect equity stake in EBS Master’s future growth and value creation.

The EBS Equity Plan consists of a class of non-voting EBS Master equity called Grant Units. The Grant Units are profits interests in EBS Master. The Grant Units appreciate with increases in value of EBS Master. At December 31, 2008, an aggregate of 4,110,379 Grant Units were issued and outstanding under the EBS Equity Plan.

All Grant Units were issued by a separate legal entity, EBS Executive Incentive Plan LLC, which was created for this sole purpose and holds no other assets. These equity interests generally vest ratably over a five year period and 1,276,024 Grant Units were vested with an aggregate fair value of $7,373 as of December 31, 2008. EBS Master has the right, but not the obligation, to repurchase any employee’s vested units on termination of employment. If EBS Master exercises this repurchase right, the employee will receive a cash payment as defined in the EBS Equity Plan. No award of additional grants shall be made under the EBS Equity Plan after December 31, 2011.

Awards under the EBS Equity Plan are accounted for as a liability due to repurchase features and are recorded at fair value at the end of each reporting period in accordance with the vesting schedule.

A summary of the status of unvested Grant Units as of December 31, 2007, and changes during the year ended December 31, 2008, is presented below:

Number of Grant Units

Unvested at December 31, 2007:	2,576,000
Granted	970,379
Canceled	(64,000)
Vested	(648,024)

Unvested at December 31, 2008	2,834,355

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

The following table summarizes the weighted average fair values of Grant Units and the weighted average assumptions we used to develop the fair value estimates under each of the valuation models for Grant Units issued in the successor periods ended December 31, 2007 and 2008:

	2007	2008

Weighted average fair value of Grant Units	$6.43	$5.35
Expected dividend yield	—	—
Expected volatility	66.0%	48.0%
Risk-free interest rate	2.2%	1.6%
Expected term (years)	1.8	5.7

Expected dividend yield — This is an estimate of the expected dividend yield on the Company’s stock/units. The Company is subject to limitations on the payment of dividends under its credit facilities as further discussed in Note 11. An increase in the dividend yield will decrease compensation expense.

Expected volatility — This is a measure of the amount by which the price of the Company’s common stock/units has fluctuated or is expected to fluctuate. The expected volatilities are based upon the median historical volatility of a group of peer companies, as the Company’s common stock/units are not publicly traded. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate — This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the Grant Unit. An increase in the risk-free interest rate will increase compensation expense.

Expected term — This is the period of time over which the Grant Units are expected to remain outstanding. Due to the profits interest nature of the Grant Units, they have no stated contractual term. For 2007, the Company estimated the expected term based on an assumed date of an initial public offering at which time, the Company previously expected the Grant Units would be settled. For 2008, as plans for a reorganization and initial public offering became more formalized, the Company revised its estimate of the expected term. The Company now estimates the expected term as the mid-point between the vesting date and an assumed contractual term. The effect of this change in estimate was an increase to equity compensation expense of approximately $822 for 2008.

Equity compensation expense of $4,486 and $3,608 was recognized during 2007 and 2008, respectively. The unrecognized expense as of December 31, 2007 and 2008 was $16,219 and $13,815, respectively.

Prior to the completion of the Company’s initial public offering and after the pricing of the initial public offering, EBS Master will amend the EBS Master LLC limited liability company agreement so that the Grant Units will be converted into EBS Units and options to purchase shares of the Company’s Class A common stock. The EBS Units will maintain the vesting schedule of the Grant Units. EBS Executive Incentive Plan LLC will then liquidate and the participants in the EBS Equity Plan will receive their share of the vested and unvested EBS Units held by EBS Executive Incentive Plan LLC prior to liquidation. Each EBS Equity Plan Member will also be issued a number of shares of the Company’s Class B common stock equal to the number of EBS Units that he or she receives in the liquidation. Vested units of EBS Master and shares of Class B common stock are exchangeable at the option of the holder into shares of the Company’s Class A common stock.

EBS Incentive Plan

The Company adopted the EBS Incentive Plan (the “EBS Phantom Plan”) in October 2007. The EBS Phantom Plan is designed to allow individual employees of the Company to participate economically in the future growth and value creation at Emdeon Business Services LLC. Each participant received a specified number of EBS Phantom Plan units. These units appreciate with increases in value of EBS Master above amounts specified in the respective

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

employee’s grant agreements. These units do not give employees an ownership interest in the Company and these units have no voting rights.

Under the EBS Phantom Plan, as of December 31, 2008, participants in the plan had been granted 1,872,000 units. The outstanding EBS Phantom Plan units vest ratably over a five year vesting period following the date of grant. Upon a realization event, as defined in the EBS Phantom Plan, the holders of these units will receive consideration based on the product of the number of units earned at the time of the realization event and a formula as defined in the EBS Phantom Plan. EBS Master has the right, but not the obligation, to repurchase any employee’s vested units on termination of employment. If EBS Master exercises this repurchase right, the employee will receive a cash payment as defined in the EBS Phantom Plan. If a realization event does not occur prior to October 5, 2017, the units will expire with no benefit to the employee.

Awards under the EBS Phantom Plan are accounted for as a liability due to repurchase features and are recorded at their fair value at the end of each reporting period in accordance with the vesting schedule.

Equity compensation expense of $0 and $537 was recognized during 2007 and 2008, respectively. The unrecognized expense as of December 31, 2007 and 2008 was $0 and $726, respectively.

A summary of the status of unvested units under the EBS Phantom Plan as of December 31, 2007, and changes during the year ended December 31, 2008, is presented below:

Number of Units

Unvested at December 31, 2007:	1,214,400
Granted	568,000
Canceled	(178,000)
Vested	(320,267)

Unvested at December 31, 2008	1,284,133

Prior to the completion of the Company’s initial public offering and after the pricing of the initial public offering, in accordance with the terms of the EBS Phantom Plan, the Company, in its capacity as managing member of EBS Master, will cause the EBS Phantom Awards to be converted into Class A common stock, restricted stock units and options to purchase shares of the Company’s Class A common stock.

18.	Retirement Plans

Employees of the Company participate in a 401k plan, which provides for matching contributions from the Company.

Expenses related to these plans were $922, $97, $1,104 and $1,191 for the period from January 1 to November 15, 2006 (Predecessor), the period from November 16 to December 31, 2006, and the years ended December 31, 2007 and 2008, respectively.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

19.	Income Taxes

The income tax provision for the period from January 1 to November 15, 2006 (Predecessor), the period from November 16 to December 31, 2006 and for the years ended December 31, 2007 and 2008, respectively, was as follows:

	Predecessor	Successor
	Period from	Period from
	January 1,	November 16,	Successor	Successor
	2006	2006	Year Ended	Year Ended
	to November 15,	to December 31,	December 31,	December 31,
	2006	2006	2007	2008

Current:
Federal	$1,416	$—	$3,299	$10,801
State	2,201	17	956	1,906

Current income tax provision	3,617	17	4,255	12,707
Deferred:
Federal	34,314	1,063	12,532	(2,317)
State	4,073	(66)	1,314	(1,823)

Deferred income tax provision (benefit)	38,387	997	13,846	(4,140)

Total income tax provision	$42,004	$1,014	$18,101	$8,567

The differences between the federal statutory rate and the effective income tax rate principally relate to state income taxes and entities treated as a partnership for tax purposes. The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Predecessor	Successor
	Period from	Period from
	January 1,	November 16,	Successor	Successor
	2006	2006	Year Ended	Year Ended
	to November 15,	to December 31,	December 31,	December 31,
	2006	2006	2007	2008

Statutory U.S. federal tax rate	35.00%	35.00%	35.00%	35.00%
State income taxes (net of federal benefit)	5.27%	22.45%	(7.01)%	(15.96)%
Meals and entertainment	0.27%	(0.89)%	0.24%	0.06%
Other	0.86%	0.18%	1.69%	0.37%
Settlement of tax contingencies	0.37%	—	—	—
Tax credits	—	—	—	—
Foreign rate differential	1.31%	—	—	—
Goodwill amortization	(3.28)%	—	—	—
Non-timing basis differences	—	22.49%	(10.11)%	(25.53)%
Foreign loss not benefitted	—	(9.52)%	3.47%	5.86%
Rate change on deferred balances at beginning of year	—	—	—	(4.28)%
Increase in valuation allowance	—	(143.72)%	27.89%	46.27%

Effective income tax rate	39.80%	(74.01)%	51.17%	41.79%

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

At December 31, 2008, the Company had net operating loss carry forwards for federal and state income tax purposes of approximately $32,041 and $149,254, respectively, which expire from 2026 through 2028, and 2021 through 2023, respectively. A portion of net operating loss carry forwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. A portion of these carry forwards may expire before becoming available to reduce future income tax liabilities. As a result, the Company has recorded a valuation allowance in the amount of $20,810 as of December 31, 2008.

Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2007 and 2008 were as follows:

	2007	2008

Deferred tax assets and (liabilities):
Depreciation and amortization	$(56,389)	$(121,597)
Investment in partnership	(5,794)	(36,910)
Accounts receivable	502	665
Fair value of interest rate swap	2,109	3,941
Accruals and reserves	3,009	2,063
Net operating losses	12,036	20,810
Debt discount and interest	(43)	(5,859)
Equity-based compensation	—	167
Valuation allowance	(11,835)	(20,810)
Other	3	4

Net deferred tax assets and (liabilities)	$(56,402)	$(157,526)

Reported as:
Current deferred tax assets	$3,463	$2,285
Non-current deferred tax liabilities	(59,865)	(159,811)

Net deferred tax assets and (liabilities)	$(56,402)	$(157,526)

The change in deferred tax assets and liabilities for the year ended December 31, 2008, was comprised of the following:

Deferred tax benefit	$4,140
Deferred tax liability acquired during the year, net of disposals	(107,471)
Change in deferred tax assets and (liabilities) recorded in other comprehensive income	2,207

Change in deferred tax assets and (liabilities)	$(101,124)

The Company currently incurs losses in Costa Rica. No benefit related to these losses is recorded in the accompanying financial statements. The Company is subject to a tax holiday in Costa Rica that expires in 2011. Upon expiration, the Company will incur tax in Costa Rica at a rate of 50% of the statutory rate for the first four years and 100% of the statutory rate thereafter. The current statutory rate in Costa Rica is 10%.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

The Company recognized a liability for uncertain tax positions in 2007 and 2008, net of related benefits associated with state net operating losses and specific accrued expenses, which is recorded as an adjustment to the valuation allowance. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	Years ended December 31,
	2007	2008

Unrecognized benefit from prior years	$—	$1,022
Increases from current period tax positions	1,022	1,436

Ending unrecognized benefit	$1,022	$2,458

The Company does not currently anticipate that the total amount of unrecognized tax positions will significantly increase or decrease in the next twelve months. The Company’s U.S. federal and state income tax returns for tax years 2006 and beyond remain subject to examination by the Internal Revenue Service (“IRS”).

Company policy is to record interest and penalties as a part of tax provision expense. Due to the existence of net operating losses, no interest or penalties have been recognized in the periods shown.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

20.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share of Class A common stock:

	Period from	For the Year	For the Year
	November 16, 2006	Ended	Ended
	to December 31,	December 31,	December 31,
	2006	2007	2008

Basic net income per share:
Numerator:
Net income attributable to Emdeon Inc.	$(2,384)	$17,276	$9,231
Denominator:
Weighted average common shares outstanding	52,000,000	52,000,000	74,775,039

Basic net income per share	$(0.05)	$0.33	$0.12

Diluted net income per share:
Numerator:
Net income used in basic computation	$(2,384)	$17,276	$9,231
Weighted average effect of dilutive securities
Add:
Impact of exchange of Class B shares on income attributable to Emdeon Inc.	—	—	2,702

	$(2,384)	$17,276	$11,933
Denominator:
Number of shares used in basic computation	52,000,000	52,000,000	74,775,039
Weighted average effect of dilutive securities
Add:
Exchange of Class B common stock for Class A common stock	—	48,000,000	25,224,962

	—	100,000,000	100,000,000

Diluted net income per share	$(0.05)	$0.17	$0.12

Earnings per share are presented only for periods subsequent to the 2006 Transaction.

Due to the net loss reported for the period from November 16, 2006 to December 31, 2006, no units of EBS Master are assumed converted into Class A common stock in determining diluted income per Class A share as the effect would be anti-dilutive.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

21.	Related Party Transactions

Predecessor

The Company entered into several agreements and transactions with HLTH prior to the 2006 Transaction, which was consummated on November 16, 2006, as follows:

•	During the period from January 1 to September 14, 2006, EBS provided patient statement, claims processing, and printing services to a division of HLTH, Emdeon Practice Services (“EPS”). Revenue from these activities was $32,740 in the period from January 1 to September 14, 2006. EBS incurred rebate expense from EPS of $6,007 in the period from January 1 to September 14, 2006. EBS also had revenue sharing agreements with EPS for the period from January 1 to September 14, 2006 related to shared customers. Such agreements resulted in the allocation of revenue of $1,019, and expenses of $913 to EPS. EBS and EPS shared common ownership by HLTH through September 14, 2006, at which time HLTH sold its ownership interest in EPS.

•	During the period from January 1 to November 15, 2006 (the date immediately prior to the 2006 Transaction), EBS provided printing services to HLTH. Revenue from these activities was $786 in the period from January 1 to November 15, 2006.

•	During the period from January 1 to November 15, 2006 (the date immediately prior to the 2006 Transaction), EBS provided printing services to WebMD Health, Corp. (“WebMD”). Revenue from these activities was $461 in the period from January 1 to November 15, 2006. During the period from January 1 to November 15, 2006, the Company incurred expense of $415 for faxing services, access to WebMD Health’s physician directory, and website hosting services provided by WebMD. WebMD was a wholly owned subsidiary of HLTH, and therefore shared common ownership by HLTH.

Successor

The Company entered into several agreements and transactions with HLTH prior to the 2008 Transactions, which was consummated on February 8, 2008, as follows:

•	Effective November 16, 2006, the Company and HLTH entered into a Transition Services Agreement (“TSA”) for services to be provided to each other through specified dates in 2008. The services include accounting services, accounts payable, payroll, legal, certain human resources and benefits services, information systems, purchasing and tax services. Total net expense under this TSA was $425, $1,752 and $22 for the period from November 16 to December 31, 2006 and for the year ended December 31, 2007 and the period from January 1, 2008 to February 8, 2008, respectively.

•	The Company also provides customer support and printing services to HLTH. Revenue for such services was $158, $1,567 and $155 for the period from November 16 to December 31, 2006 and for the year ended December 31, 2007 and the period from January 1, 2008 to February 8, 2008, respectively.

•	As of December 31, 2007, the Company was the beneficiary of letters of credit held by HLTH and had entered into an agreement whereby the Company would reimburse HLTH for related fees and the difference between the interest earned on HLTH’s committed funds and the rate HLTH could otherwise earn on these funds. Total expense under this agreement was $63 for 2007. No expense under this agreement was incurred during the period from November 16 to December 31, 2006 and the period from January 1, 2008 to February 8, 2008.

•	During August 2007, the Company entered into an agreement with HLTH to lease office space for use by the Company’s employees. Total expense related to this agreement was $48 and $14 for the year ended December 31, 2007 and the period from January 1, 2008 to February 8, 2008, respectively.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

•	During 2007, the Company purchased computer equipment totaling $166 from HLTH.

•	During the period from November 16 to December 31, 2006 and for the year ended December 31, 2007 and the period from January 1, 2008 to February 8, 2008, the Company incurred expense of $40, $430 and $39, respectively, for access to WebMD Health’s physician directory, WebMD’s Personal Health Manager services, and website hosting services provided by WebMD.

As of December 31, 2006 and 2007, respectively, the Company owed HLTH $30,714 and $797, respectively.

22.	Loss on Abandonment of Leased Properties

During December 2008, the Company ceased use of property subject to operating leases in Nashville, TN and Scottsdale, AZ.

The following table summarizes the activity related to these contract termination costs:

Balance at December 31, 2006 and 2007	$—
Lease termination charges	3,081
Other	122

Balance at December 31, 2008	$3,203

The estimate of the original loss, as well as all subsequent amortization associated with the abandonment of these leases, are classified within loss on abandonment of leased properties in the accompanying statement of operations.

23.	Segment Reporting

Management views the Company’s operating results in three reportable segments: (a) payer services, (b) provider services and (c) pharmacy services. Listed below are the results of operations for each of the reportable segments. This information is reflected in the manner utilized by management to make operating decisions, assess performance and allocate resources. Segment assets are not presented to management for purposes of operational decision making, and therefore are not included in the accompanying tables. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the notes to the consolidated financial statements.

Payer Services Segment

The payer services segment provides claims management and payment distribution products and services to healthcare payers, both directly and through the Company’s channel partners, that simplify the administration of healthcare related to insurance eligibility and benefit verification, claims filing and claims and payment distribution.

Provider Services Segment

The provider services segment provides revenue cycle management solutions, patient billing and payment and dental services to healthcare providers, both directly and through the Company’s channel partners, that simplify the providers’ revenue cycle, reduce related costs and improve cash flow.

Pharmacy Services Segment

The pharmacy services segment provides solutions and services to pharmacies and pharmacy benefit management companies related to prescription benefit claim filing, adjudication and management.

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

Other

Inter-segment revenue and expenses primarily represent claims management and patient statement services provided between segments.

Corporate and eliminations includes personnel and other costs associated with the Company’s management, administrative and other corporate services functions and eliminations to remove inter-segment revenues and expenses.

The revenue and total segment contribution for the reportable segments are as follows:

	Predecessor Period from January 1, 2006 to November 15, 2006
				Corporate &
	Payer	Provider	Pharmacy	Eliminations	Consolidated

Revenue from external customers:
Claims management	$163,577	$—	$—	$—	$163,577
Payment services	134,471	—	—	—	134,471
Patient statements	—	195,024	—	—	195,024
Revenue cycle management	—	114,261	—	—	114,261
Dental	—	23,798	—	—	23,798
Pharmacy services	—	—	32,055	—	32,055
Inter-segment revenues	1,943	3,160	—	(5,103)	—

Net revenue	299,991	336,243	32,055	(5,103)	663,186
Costs and expenses:
Cost of operations	201,452	221,587	6,250	(4,181)	425,108
Development and engineering	8,303	9,675	3,812	(8)	21,782
Sales, marketing, general and administrative	22,547	26,513	3,031	28,261	80,352

Segment contribution	$67,689	$78,468	$18,962	$(29,175)	135,944

Depreciation and amortization					30,440
Interest income					(67)
Interest expense					25

Income before income tax provision					$105,546

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

	Successor Period from November 16, 2006 to December 31, 2006
				Corporate &
	Payer	Provider	Pharmacy	Eliminations	Consolidated

Revenue from external customers:
Claims management	$21,462	$—	$—	$—	$21,462
Payment services	17,746	—	—	—	17,746
Patient statements	—	26,856	—	—	26,856
Revenue cycle management	—	14,646	—	—	14,646
Dental	—	3,050	—	—	3,050
Pharmacy services	—	—	4,143	—	4,143
Inter-segment revenues	110	382	—	(492)	—

Net revenue	39,318	44,934	4,143	(492)	87,903
Costs and expenses:
Cost of operations	26,514	29,680	763	(329)	56,628
Development and engineering	1,000	1,277	505	—	2,782
Sales, marketing, general and administrative	3,066	3,671	357	5,668	12,762

Segment contribution	$8,738	$10,306	$2,518	$(5,831)	15,731

Depreciation and amortization					7,127
Interest income					(139)
Interest expense					10,113

Loss before income tax provision					$(1,370)

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

	Successor Year Ended December 31, 2007
				Corporate &
	Payer	Provider	Pharmacy	Eliminations	Consolidated

Revenue from external customers:
Claims management	$192,318	$—	$—	$—	$192,318
Payment services	173,677	—	—	—	173,677
Patient statements	—	240,074	—	—	240,074
Revenue cycle management	—	136,679	—	—	136,679
Dental	—	28,852	—	—	28,852
Pharmacy services	—	—	36,937	—	36,937
Inter-segment revenues	680	2,834	—	(3,514)	—

Net revenue	366,675	408,439	36,937	(3,514)	808,537
Costs and expenses:
Cost of operations	241,755	268,529	6,753	(2,460)	514,577
Development and engineering	11,157	12,869	4,513	—	28,539
Sales, marketing, general and administrative	22,386	31,329	3,561	37,199	94,475

Segment contribution	$91,377	$95,712	$22,110	$(38,253)	170,946

Depreciation and amortization					62,811
Interest income					(1,567)
Interest expense					74,325

Income before income tax provision					$35,377

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

	Successor Year Ended December 31, 2008
				Corporate &
	Payer	Provider	Pharmacy	Eliminations	Consolidated

Revenue from external customers:
Claims management	$179,930	$—	$—	$—	$179,930
Payment services	191,874	—	—	—	191,874
Patient statements	—	266,233	—	—	266,233
Revenue cycle management	—	144,904	—	—	144,904
Dental	—	31,591	—	—	31,591
Pharmacy services	—	—	39,067	—	39,067
Inter-segment revenues	355	2,117	—	(2,472)	—

Net revenue	372,159	444,845	39,067	(2,472)	853,599
Costs and expenses:
Cost of operations	242,950	292,844	6,619	(1,843)	540,570
Development and engineering	10,472	14,015	5,131	—	29,618
Sales, marketing, general and administrative	23,286	30,475	3,864	33,587	91,212
Loss on abandonment of leased properties	—	—	—	3,081	3,081

Segment contribution	$95,451	$107,511	$23,453	$(37,297)	189,118

Depreciation and amortization					97,864
Interest income					(963)
Interest expense					71,717

Income before income tax provision					$20,500

Emdeon Inc.

Notes to Consolidated Financial Statements (continued)
(In Thousands, Except Share, Per Share, Unit and Per Unit Amounts)

24.	Subsequent Events

On June 5, 2009, the Company acquired substantially all of the assets of The Sentinel Group from Optimal Business Services, Inc., a subsidiary of Trustmark Mutual Holding Company, for $3.0 million in cash (which was funded with cash on hand). The Sentinel Group is a recognized leader in healthcare fraud and abuse management services.

On July 2, 2009, the Company acquired all of the voting equity interests of eRx Network L.L.C. (“eRx”). eRx is a provider of electronic pharmacy healthcare solutions. The consideration for the eRx acquisition was $75.0 million in cash (which was funded with cash on hand) and 1,850,000 units of EBS Master (“EBS Units”) issued to certain members of eRx. For the year ended December 31, 2008, eRx had revenues of approximately $27.2 million, net income of approximately $4.8 million and total assets of approximately $6.9 million.

The initial accounting for these acquisitions was incomplete as of the issuance of this report. As such, the disclosures for business combinations occurring after the balance sheet date but before the financial statements are issued as required by SFAS 141(R) are not disclosed herein. These required disclosures include, (i) the amounts of revenues and earnings of the acquiree since the acquisition date that are included in the consolidated statement of operations for the reporting period, (ii) the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period and (iii) the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date for all business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Based on the dates of these acquisitions, (i) above is not applicable as the latest reporting date is prior to the date of the acquisition. As it relates to items (ii) and (iii) above, given the timing of the dates of the acquisitions and the issuance of the report, disclosure of such information is impracticable.

Emdeon Inc.

Condensed Consolidated Balance Sheets
(unaudited and amounts in thousands, except share amounts)

	December 31,	March 31,
	2008	2009
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$71,478	$78,355
Accounts receivable, net of allowance for doubtful accounts of $4,576 and $4,493 at December 31, 2008 and March 31, 2009, respectively	144,149	145,365
Deferred income tax assets	2,285	3,000
Prepaid expenses and other current assets	21,137	14,644

Total current assets	239,049	241,364
Property and equipment, net	136,038	134,799
Goodwill	646,851	646,902
Intangible assets, net	971,001	955,795
Other assets, net	7,340	7,256

Total assets	$2,000,279	$1,986,116

Liabilities and equity
Current liabilities:
Accounts payable	$805	$3,232
Accrued expenses	79,513	75,738
Deferred revenues	12,056	13,399
Current portion of long-term debt	17,244	1,599

Total current liabilities	109,618	93,968
Long-term debt, excluding current portion	807,986	798,488
Deferred income tax liabilities	159,811	163,533
Other long-term liabilities	44,711	46,112
Commitments and contingencies
Equity:
Preferred stock (par value, $0.00001) 25,000,000 shares authorized and 0 shares issued and outstanding	—	—
Class A common stock (par value, $0.00001) 400,000,000 shares authorized and 77,413,610 shares outstanding at December 31, 2008 and March 31, 2009	1	1
Class B exchangeable common stock (par value, $0.00001) 52,000,000 shares authorized and 22,586,390 shares outstanding at December 31, 2008 and March 31, 2009	—	—
Additional paid-in capital	670,702	670,860
Accumulated other comprehensive loss	(23,195)	(21,326)
Retained earnings	24,123	25,341

Emdeon Inc. equity	671,631	674,876
Noncontrolling interest	206,522	209,139

Total equity	878,153	884,015

Total liabilities and equity	$2,000,279	$1,986,116

See accompanying notes.

Emdeon Inc.

Condensed Consolidated Statements of Operations
(unaudited and amounts in thousands, except share and per share amounts)

	For the Three Months Ended March 31,
	2008	2009
	(unaudited)

Revenue	$210,395	$219,885
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	135,511	134,598
Development and engineering	6,966	7,216
Sales, marketing, general and administrative	23,938	24,075
Depreciation and amortization	21,267	25,098
Loss on abandonment of leased properties	—	85

Operating income	22,713	28,813
Interest income	(297)	(21)
Interest expense	24,789	17,942

(Loss) income before income tax provision	(1,779)	10,892
Income tax (benefit) provision	(3,205)	7,602

Net income	1,426	3,290
Net (loss) income attributable to noncontrolling interest	(1,640)	2,072

Net income attributable to Emdeon Inc.	$3,066	$1,218

Net income per share Class A common stock:
Basic	$0.05	$0.02

Diluted	$0.01	$0.02

Weighted average common shares outstanding:
Basic	66,801,333	77,413,610

Diluted	100,000,000	77,413,610

See accompanying notes.

Emdeon Inc.

Condensed Consolidated Statements of Equity
(unaudited and amounts in thousands, except share and per share amounts)

							Accumulated
	Class A		Class B		Additional		Other	Non-
	Common Stock		Common Stock		Paid-in	Retained	Comprehensive	Controlling	Total
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Equity

Balance at January 1, 2008	52,000,000	1	48,000,000	—	$300,550	$14,892	$(14,474)	$—	$300,969
Capital contribution from affiliates of General Atlantic LLC and Hellman & Friedman LLC for the purchase of HLTH Corporation’s
48% interest in EBS Master LLC on February 8, 2008	25,413,610	—	—	—	578,409	—	—		578,409
Establish noncontrolling interest on February 8, 2008	—	—	22,586,390	—	(210,585)	—	5,435	205,150	—
Eliminate HLTH Corporation’s 48% minority interest on February 8, 2008	—	—	(48,000,000)	—	1,345	—	—	—	1,345
									—
Capital contribution from shareholders		—	—	—	992	—	—		992
Distribution to shareholders	—	—	—	—	(9)	—	—	—	(9)
									—
Comprehensive income:									—
Net income	—	—	—	—	—	3,066	—	(1,640)	1,426
Change in the fair value of interest rate swap, net of taxes	—	—	—	—	—	—	(9,582)	—	(9,582)
Foreign currency translation adjustment	—	—	—	—	—	—	(3)	—	(3)
Other comprehensive income amortization, net of taxes	—	—	—	—	—	—	1,051	305	1,356

Total comprehensive income									(6,803)

Balance at March 31, 2008	77,413,610	1	22,586,390	—	$670,702	$17,958	$(17,573)	$203,815	$874,903

Balance at January 1, 2009	77,413,610	1	22,586,390	—	$670,702	$24,123	$(23,195)	$206,522	$878,153
Capital contribution from shareholders				—	158				158
Comprehensive income:
Net income	—	—	—	—	—	1,218	—	2,072	3,290
Changes in the fair value of interest rate swap, net of taxes	—	—	—	—	—	—	535	156	691
Other comprehensive income amortization, net of taxes	—	—	—	—	—	—	1,334	389	1,723

Total comprehensive income									5,704

Balance at March 31, 2009	77,413,610	1	22,586,390	—	$670,860	$25,341	$(21,326)	$209,139	884,015

See accompanying notes.

Emdeon Inc.

Condensed Consolidated Statements of Cash Flows
(unaudited and amounts in thousands)

	For the Three Months
	Ended March 31,
	2008	2009
	(unaudited)

Operating activities
Net (loss) income	$1,426	$3,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,267	25,098
Equity compensation expense	2,549	2,576
Deferred income tax (benefit) expense	(3,586)	2,659
Amortization of debt issuance costs	169	46
Amortization of debt discount	1,732	2,745
Amortization of discontinued cash flow hedge from other comprehensive loss	1,555	1,972
Change in fair value of interest rate swap (not subject to hedge accounting)	4,542	—
Loss on disposal of fixed assets	—	19
Changes in operating assets and liabilities:
Accounts receivable	(5,984)	(1,216)
Prepaid expenses and other	(1,421)	6,531
Accounts payable	5,791	2,429
Accrued expenses and other liabilities	(2,511)	(5,830)
Deferred revenues	2,145	1,343

Net cash provided by operating activities	27,674	41,662
Investing activities
Purchases of property and equipment, net	(4,592)	(7,055)
Payments for acquisitions	(116)	—
Purchase of Emdeon Business Services, net of cash acquired	(306,260)	—

Net cash used in investing activities	(310,968)	(7,055)
Financing activities
Debt principal payments	(1,888)	(17,888)
Payment on revolver	—	(10,000)
Distribution to shareholders	(9)	—
Capital contributions	307,615	158

Net cash provided by (used in) financing activities	305,718	(27,730)

Net increase in cash and cash equivalents	22,424	6,877
Cash and cash equivalents at beginning of period	33,687	71,478

Cash and cash equivalents at end of period	$56,111	$78,355

See accompanying notes.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited and amounts in thousands, except share and per share amounts)

1.	Organization

Prior to November 2006, the group of companies that comprised Emdeon Business Services (“EBS”) were owned by HLTH Corporation (“HLTH”). EBS Master LLC (“EBS Master”) was formed by HLTH to act as a holding company for EBS. EBS Master, through its 100% owned subsidiary, Emdeon Business Services LLC, owns EBS.

In September 2006, EBS Acquisition LLC (“EBS Acquisition”) was formed as a Delaware limited liability company by affiliates of General Atlantic LLC (“General Atlantic”). On November 16, 2006, pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2006, among HLTH and certain of its subsidiaries (including EBS Master) and EBS Acquisition and two of its subsidiaries, a subsidiary of EBS Acquisition merged into a subsidiary of HLTH. As a result of the merger, EBS Acquisition acquired a 52% interest in EBS Master, and HLTH received approximately $1.2 billion in cash and retained a 48% interest in EBS Master. The transactions through which EBS Acquisition acquired a 52% interest in EBS Master are referred to herein as the “2006 Transaction.” The 2006 Transaction was financed with $925 million in bank debt and an equity investment of approximately $320 million by EBS Acquisition. As the 2006 Transaction was deemed to be a highly leveraged transaction, the 2006 Transaction was accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue No. 88-16, Basis in Leveraged Buyout Transactions, and 52% of the net assets of EBS Master were stepped up to fair market value.

On February 8, 2008, HLTH sold its 48% noncontrolling interest in EBS Master to affiliates of General Atlantic and Hellman & Friedman LLC (“H&F”) for $575 million in cash (the “2008 Transaction”). As a result, following the 2008 Transaction, EBS Master was owned 65.77% by affiliates of General Atlantic (including EBS Acquisition) and 34.23% by affiliates of H&F. See Note 4 for further information related to the 2008 Transaction.

In September 2008, EBS Acquisition was converted into a Delaware corporation and its name was changed to Emdeon Inc. (the “Company”).

Nature of Business

The Company is a leading provider of revenue and payment cycle management solutions, connecting payers, providers and patients of the U.S. healthcare system. The Company’s product and service offerings integrate and automate key business and administrative functions for healthcare payers and healthcare providers throughout the patient encounter, including pre-care patient eligibility and benefits verification, claims management and adjudication, payment distribution, payment posting and denial management and patient billing and payment collection.

Reorganization

On             , 2009, the Company completed a restructuring (collectively, the “reorganization transactions”) in anticipation of completing an initial public offering (the “IPO”).

Prior to the reorganization transactions, the Company owned a 52% interest in EBS Master and affiliates of General Atlantic and H&F owned the remaining 48% interest in EBS Master. The Company did not engage in any business or other activities except in connection with its investment in EBS Master and the reorganization transactions, and had nominal assets other than its interest in EBS Master. In the reorganization transactions, the Company became the sole managing member of EBS Master and acquired additional interests in EBS Master. After the reorganization transactions, EBS Master and its subsidiaries will continue to operate the historical business.

Prior to the reorganization transactions, the Company was authorized to issue a single class of common stock. In connection with the reorganization transactions, the Company amended and restated its certificate of incorporation and is currently authorized to issue two classes of common stock: Class A common stock and Class B

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

common stock. The Class A common stock and Class B common stock each provide holders with one vote on all matters submitted to a vote of shareholders; however, the holders of Class B common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to the holders of Class A common stock. All shares of the Company’s common stock generally vote together, as a single class, on all matters submitted to a vote of shareholders.

As part of the reorganization transactions:

•	The Company amended and restated its certificate of incorporation and reclassified its outstanding common stock into an aggregate of 56,000,000 shares of its Class A common stock;

•	The Company redeemed 4,000,000 shares of Class A common stock from its existing stockholders in exchange for the rights by its existing stockholders to receive payments under a tax receivable agreement;

•	Another member of EBS Master, EBS Acquisition II, LLC (“EBS Acquisition II”), an affiliate of General Atlantic, was merged with a newly-formed subsidiary of the Company with the newly formed subsidiary being the surviving entity in the merger; EBS Acquisition II’s members, all of whom are investment funds organized and controlled by General Atlantic, received an aggregate of 13,773,913 shares of the Company’s Class A common stock and the Company acquired, indirectly, an additional 13.77% interest in EBS Master;

•	One of the members of EBS Master, H&F Harrington AIV I, L.P. (“H&F Harrington”), an entity whose partners consist of investment funds organized and controlled by H&F, dissolved and distributed 1.06% of its interests in EBS Master to Hellman & Friedman Investors VI, L.P., its general partner (“H&F GP”), and 98.94% to H&F Harrington, Inc.; H&F Harrington, Inc. then merged with a newly-formed subsidiary of the Company with the newly formed subsidiary being the surviving entity in the merger; H&F Harrington, Inc.’s sole shareholder, H&F Harrington AIV II, L.P. (“H&F AIV”), an investment fund organized and controlled by H&F, received an aggregate of 11,639,697 shares of the Company’s Class A common stock and the Company acquired, indirectly, an additional 11.65% interest in EBS Master; and

•	Affiliates of H&F (or their successors) (the “H&F Continuing LLC Members”) continue to hold an aggregate of 22,586,390 units in EBS Master (“EBS Units”) (or 22.58% of the outstanding EBS Units) and were issued an aggregate of 22,586,390 shares of the Company’s Class B common stock. The EBS Units held by the H&F Continuing LLC Members (together with the corresponding shares of the Company’s Class B common stock) may be exchanged with the Company for shares of the Company’s Class A common stock on a one-for-one basis.

The Company accounted for the reorganization transactions using a carryover basis as the reorganization transactions are identical ownership exchanges among entities under common control. This is consistent with Financial Accounting Standards Board (“FASB”) No. 141 (Revised 2007), Business Combinations. The economic interests that the affiliates of General Atlantic and H&F held in EBS Master before the reorganization transactions did not change as a result of the reorganization transactions.

The reorganization was accounted for similar to a transaction between entities under common control. As EBS Acquisition II, H&F Harrington, and the H&F Continuing LLC Members did not purchase their interests in EBS Master until the 2008 Transaction, this reorganization did not materially impact the Company’s financial statements through December 31, 2007. The financial statements for the three months ended March 31, 2008 and 2009, respectively are presented as if the H&F Continuing LLC Members represented the noncontrolling interest for the periods subsequent to February 9, 2008.

This reorganization and the changes to the capital structure are reflected in all periods presented.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

2.	Basis of Presentation and Summary of Significant New Accounting Policies

Principles of Consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. The results of operations for the interim period are not necessarily indicative of the results to be obtained for the full fiscal year. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation.

Recent Accounting Pronouncements

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations (“SFAS 141R”). This statement expands the definition of a business and a business combination and generally requires the acquiring entity to recognize all of the assets and liabilities of the acquired business, regardless of the percentage ownership acquired, at their fair values. It also requires that contingent consideration and certain acquired contingencies be recorded at fair value on the acquisition date and that acquisition costs generally be expensed as incurred. The adoption of SFAS 141R had no material impact on the Company’s consolidated financial statements for the quarter ended March 31, 2009.

On January 1, 2009, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”) related to nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Examples of such circumstances include fair value measurements associated with the initial recognition of assets and liabilities in a business combination and measurements of impairment following a goodwill impairment test or an impairment of a long-lived asset other than goodwill. The adoption of SFAS 157 as it relates to such nonfinancial assets and liabilities had no impact on the Company’s financial condition or results of operations for the quarter ended March 31, 2009.

On January 1, 2009, the Company adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“ARB 51”) to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The presentation and disclosure requirements of SFAS 160 have been given retroactive effect for all periods presented.

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The disclosures required by SFAS 161 are presented within Note 7 to the condensed consolidated financial statements.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, (“FSP SFAS 157-4”). FSP SFAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and re-emphasizes that a fair value measurement is an exit price concept as defined in SFAS 157. Assets and liabilities measured under Level 1 inputs are excluded from the scope of FSP SFAS 157-4. FSP SFAS 157-4 is required to be applied prospectively in interim and annual periods ending after June 15, 2009. The Company will adopt the provisions of FSP SFAS 157-4 effective April 1, 2009. The Company does not expect the adoption of this staff position to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP SFAS 107-1”). FSP SFAS No. 107-1, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires publicly-traded companies, as defined in APB Opinion No. 28, Interim Financial Reporting, to provide disclosures on the fair value of financial instruments in interim financial statements. FSP SFAS 107-1 is effective for interim periods ending after June 15, 2009. The Company plans to adopt FSP SFAS 107-1 and provide the additional disclosure requirements in its June 30, 2009 consolidated financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after a company’s balance sheet date but before financial statements of the company are issued or are available to be issued. In particular, this Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Additionally, SFAS 165 requires companies to disclose the date through which subsequent events have been evaluated as well as the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim and annual financial statements periods ending after June 15, 2009. The Company does not expect the adoption of SFAS 165 to have a material effect on its financial position or results of operations.

3.	Concentration of Credit Risk

The Company’s revenue is generated in the United States. Changes in economic conditions, government regulations, or demographic trends, among other matters in the United States could adversely affect the Company’s revenue and results of operations.

The Company’s cash is swept daily into a money market fund which is subject to the limitations and regulations of Rule 2a-7 of the Investment Company Act of 1940. As such, by law, the money market mutual fund is limited to investments in low-risk securities such as U.S. or government agency obligations, or repurchase agreements secured by such securities.

4.	Business Combinations

Related to the 2008 Transaction, affiliates of General Atlantic and H&F were deemed to be a collaborative group under EITF Topic No. D-97, Push Down Accounting, and the 48% step up in the basis of the net assets of EBS

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

Master recorded at the General Atlantic and H&F acquiror level was pushed down to the Company’s financial statements in accordance with Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchases and replaced the historical basis held by HLTH. The total purchase price of the transaction was $578,409 and transaction costs of $3,409 were incurred. The effect of the 2008 Transaction on the results of operations are included in the consolidated financial statements of the Company from February 8, 2008 forward.

On September 26, 2008, the Company acquired the assets comprising the patient statement business operated by GE Healthcare IITS USA Corp. The Company paid $16,677 in cash at closing, and incurred $391 of additional transaction-related costs. The results of operations of this business are included in the consolidated financial statements of the Company from September 26, 2008 forward.

5.	Goodwill and Intangible Assets

Goodwill activity during the three months ended March 31, 2009 was as follows:

Goodwill as of January 1, 2009	$646,851
Other	51

Goodwill as of March 31, 2009	$646,902

Intangible assets subject to amortization as of March 31, 2009, consist of the following:

		Gross
	Weighted Average	Carrying	Accumulated
	Remaining Life	Amount	Amortization	Net

Customer relationships	16.6 years	$937,393	$(83,003)	$854,390
Trade names	18.9 years	107,888	(10,452)	97,436
Non-compete agreements	0.9 years	11,176	(7,207)	3,969

Total		$1,056,457	$(100,662)	$955,795

Amortization expense was $11,743 and $15,206 for the three months ended March 31, 2008 and 2009, respectively. Aggregate future amortization expense for intangible assets is estimated to be:

2009 (remainder)	$45,618
2010	57,111
2011	56,659
2012	56,656
2013	56,553
Thereafter	683,198

$955,795

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

6.	Long-Term Debt

Long-term debt consists of the following:

	December 31,	March 31,
	2008	2009

Revolving line of credit facility, expiring on November 16, 2012 and bearing interest payable quarterly at a variable base rate plus a spread rate (total rate of 2.38% at December 31, 2008)	$10,000	$—
First Lien Term Loan facility, expiring on November 16, 2013, bearing interest payable quarterly at a variable base rate plus a spread rate (total rate 3.46% and 3.19%) and net of unamortized discount of $46,833 and $44,714 at December 31, 2008 and March 31, 2009, respectively (combined effective interest rate of 4.52% at March 31, 2009)	663,067	647,298
Second Lien Term Loan facility, expiring on May 16, 2014, bearing interest at a variable base rate plus a spread rate (total rate 6.46% and 6.19%) and net of unamortized discount of $17,837 and $17,211 at December 31, 2008 and March 31, 2009, respectively (combined effective interest rate of 8.36% at March 31, 2009)	152,163	152,789
Less current portion	(17,244)	(1,599)

Long-term debt	$807,986	$798,488

On November 16, 2006, Emdeon Business Services LLC entered into two credit agreements with several lenders that provided a $755,000 term loan (“First Lien Term Loan”), a $50,000 revolving credit agreement (“Revolver”) and a $170,000 term loan (“Second Lien Term Loan”). In connection with these credit agreements, Emdeon Business Services LLC paid fees of approximately $17,900 to the lenders of which the unamortized portion is classified as a reduction of the carrying value of the credit agreements in each period. Additionally, in connection with the 2008 Transaction, 48% of the carrying value of these credit agreements was adjusted to fair value as required by SFAS 141 which resulted in a discount of $66,395, the unamortized portion of which has similarly been classified as a reduction of the carrying value of the credit agreements.

The Revolver expires November 2012 and provides for revolving loans not to exceed $50,000, of which $12,000 may be used for letters of credit in support of payment obligations of the Company. At March 31, 2009, the Company had no borrowings outstanding, undrawn letters of credit totaling $5,750, and $44,250 available for future borrowings under the Revolver. The Company pays a quarterly commitment fee on the unused portion of the Revolver that fluctuates, based upon certain leverage ratios, between 0.375% and 0.5% per annum.

The First Lien Term Loan is payable in quarterly principal installments of approximately $1,800, plus accrued interest, beginning in March 2007 through September 2013, with a balloon payment of the remaining principal amount outstanding due upon maturity in November 2013. These installment payments are subject to adjustment based upon optional and mandatory prepayment activity. Mandatory prepayments of principal related to excess cash flow, as defined, and other circumstances are also required.

The Second Lien Term Loan is subordinate to the First Lien Term Loan and matures in May 2014.

The credit agreements require Emdeon Business Services LLC to maintain certain financial covenants, including a maximum total leverage ratio and minimum interest coverage ratio. The credit agreements also impose restrictions related to capital expenditures, investments, additional debt or liens, asset sales, transactions with affiliates and equity interests, among other items. Additionally, the credit agreements include restrictions on the

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

payment of dividends or distributions (other than to fund income tax liabilities) to or advances or loans to parties that are not party to the credit agreements. In the case of dividends, the credit agreements generally limit payments to non-loan parties (including Emdeon Inc.) to $5,000 over the life of the credit agreements with such limitations increasing to $30,000 and $55,000 based on achievement of certain leverage ratios. Transactions with affiliates are limited to those which are approved by a majority of the non-interested members of the Emdeon Business Services LLC board of directors and whose terms are no less favorable than those available to an unrelated person. Substantially all of the Company’s net assets are subject to the restrictions of these credit agreements. Emdeon Business Services LLC believes it was in compliance with all debt covenants at March 31, 2009. This debt is secured by substantially all of the assets of Emdeon Business Services LLC and is guaranteed by EBS Master.

7.	Interest Rate Swap

Derivative financial instruments are used to manage the Company’s interest rate exposure. The Company does not enter into financial instruments for speculative purposes. Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and related interpretations, and are measured at fair value and recorded on the balance sheet. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (for example, in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in interest expense in current earnings during the period of change.

The following table summarizes the fair value of the Company’s derivative instrument at December 31, 2008 and March 31, 2009:

	Fair Values of Derivative Instruments
	Asset (Liability) Derivatives
		December 31,	March 31,
	Balance Sheet Location	2008	2009

Derivatives designated as hedging instruments under SFAS No. 133:
Interest rate swap	Other liabilities	$(31,244)	$(30,454)

Cash Flow Hedging Relationships

Effective December 29, 2006 the Company entered into an interest rate swap agreement, which matures in December 2011, to reduce the variability of interest payments associated with its total long-term debt. The notional amount of the swap was $482,220 and $481,088 as of December 31, 2008 and March 31, 2009, respectively. Changes in the cash flows of the interest rate swap are intended to offset the changes in cash flows attributable to fluctuations in the three month variable base rates underlying the Company’s long-term debt obligations. As of March 31, 2009, $17,268 of net losses associated with the existing cash flow hedge, which have been recorded within accumulated other comprehensive income, are expected to be reclassified to interest expense within the next 12 months.

The 2008 Transaction represented a redesignation event under SFAS 133. As the Company’s interest rate swap did not meet all the criteria for hedge accounting at that time, changes in the fair value subsequent to the 2008 Transaction but prior to its redesignation as a cash flow hedge on September 30, 2008, were recorded within interest expense during the period from February 8, 2008 to September 30, 2008. Additionally, the amortization of the amounts reflected in other comprehensive income at the date of the 2008 Transaction related to the discontinued

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

cash flow hedge are and continue to be reflected within interest expense in the consolidated statement of operations. Amortization of amounts included in other comprehensive income related to the discontinued original hedge are expected to total approximately $7,451 over the next twelve months.

The effect of the derivative instrument on the consolidated statements of operations for the three month periods ended March 31, 2008 and 2009 is summarized in the following tables:

				Amount of			(Loss) Recognized
			Location of	Gain/(Loss)			in Income on
			Gain/(Loss)	Reclassified		Location of	Derivative
			Reclassified	from		Gain/(Loss)	(Ineffective
	Amount of		from	Accumulated		Recognized in Income	Portion and
	Gain/(Loss)		Accumulated	OCI into		on Derivative	Amount Excluded
Derivatives in	Recognized in OCI		OCI into	Income		(Ineffective Portion	from
SFAS 133 Cash	on Derivative		Income	(Effective		and Amount Excluded	Effectiveness
Flow Hedging	(Effective Portion)		(Effective	Portion)		from Effectiveness	Testing)
Relationships	2008	2009	Portion)	2008	2009	Testing)	2008	2009

Interest rate swap	$(10,980)	$790	Interest expense	$1,745	$6,174	Interest expense	—	—

Derivatives Not		Amount of Gain/(Loss) Recognized in Income
Designated as	Location of Gain/(Loss)	on Derivative
Hedging Instruments	Recognized in Income on	Three months ended
Under SFAS 133	Derivative	2008	2009

Interest rate swap	Interest expense	$4,542	—

8.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis consists principally of the Company’s derivative financial instrument. The valuation of the Company’s derivative financial instrument is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair value of the interest rate swap is determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of SFAS 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

Fair Value Measurements at Reporting Date Using:

				Significant
			Significant Other	Unobservable
	Balance at	Quoted in Markets	Observable Inputs	Inputs
Description	March 31, 2009	Identical (Level 1)	(Level 2)	(Level 3)

Interest Rate Swap	$(30,454)	—	$(30,454)	—

Total	$(30,454)	—	$(30,454)	—

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and by its counterparties. However, as of March 31, 2009, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Assets and Liabilities Measured at Fair Value upon Initial Recognition

The carrying amount and the estimated fair value of financial instruments held by the Company as of March 31, 2009 were:

	Carrying
	Amount	Fair Value

Cash and cash equivalents	$78,355	$78,355
Accounts receivable	145,365	145,365
Long-term debt	(800,087)	(714,966)

The carrying amounts of cash equivalents and accounts receivable approximate fair value because of their short-term maturities. The fair value of long-term debt is based upon market trades by investors in partial interests of these instruments.

9.	Legal Proceedings

In the normal course of business, the Company is involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

10.	Equity-Based Compensation Plans

The EBS Executive Incentive Plan (the “EBS Equity Plan”) consists of a class of non-voting EBS Master equity called Grant Units. The Grant Units are profits interests in EBS Master. The Grant Units appreciate with increases in value of EBS Master. All Grant Units were issued by a separate legal entity, EBS Executive Incentive Plan LLC, which was created for this sole purpose and holds no other assets. These equity interests generally vest ratably over a five year period. EBS Master has the right, but not the obligation, to repurchase any employee’s vested units on termination of employment. If EBS Master exercises this repurchase right, the employee will

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

receive a cash payment as defined in the EBS Equity Plan. No award of additional grants shall be made under the EBS Equity Plan after December 31, 2011. The Company did not issue any additional Grant Units under the EBS Equity Plan during the three months ended March 31, 2009.

The EBS Incentive Plan (the “EBS Phantom Plan”) is designed to allow employees of the Company to participate economically in the future growth and value creation at Emdeon Business Services LLC. Each participant received a specified number of EBS Phantom Plan units. These units appreciate with increases in value of EBS Master above amounts specified in the respective employee’s grant agreements. These units do not give employees an ownership interest in the Company and these units have no voting rights. The outstanding EBS Phantom Plan units generally vest ratably over a five year vesting period. Upon a realization event, as defined in the EBS Phantom Plan, the holders of these units will receive consideration based on the product of the number of units earned at the time of the realization event and a formula as defined in the EBS Phantom Plan. EBS Master has the right, but not the obligation, to repurchase any employee’s vested units on termination of employment. If EBS Master exercises this repurchase right, the employee will receive a cash payment as defined in the EBS Phantom Plan. If a realization event does not occur prior to October 5, 2017, the units will expire with no benefit to the employee.

The Company accounts for these awards as liability awards due to the existence of certain repurchase features, and as a result, compensation expense is remeasured at each reporting period. During the three months ended March 31, 2008 and 2009, the Company recognized expense of $2,549 and $2,576, respectively, related to the equity-based compensation plans.

11.	Income Taxes

Income taxes for the three months ended March 31, 2008 and 2009 amounted to a benefit of $(3,205) and an expense of $7,602, respectively. The Company’s effective tax rate was 69.8% for the first three months of 2009 compared with 180.2% during the same period in 2008. The Company’s effective tax rate is affected by deferred tax expense resulting from differences between the GAAP and income tax basis of its investment in EBS Master. Additionally, the Company has recorded a valuation allowance against the benefit of its net operating losses.

The Company recognized a $506 increase in its liability for uncertain tax positions during the three months ended March 31, 2009, net of certain benefits associated with state net operating losses, which is recorded as an adjustment to the valuation allowance.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized benefit January 1, 2009	$2,458
Increase in three month period ended March 31, 2009	506

Unrecognized benefit March 31, 2009	$2,964

The Company does not currently anticipate that the total amount of unrecognized tax positions will significantly increase or decrease in the next twelve months. The Company’s U.S. federal and state income tax returns for tax years 2006 and beyond remain subject to examination by the Internal Revenue Service (“IRS”).

Company policy is to record interest and penalties as a part of tax provision expense. Due to the existence of net operating losses, no interest or penalties have been recognized in the periods shown.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

12.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share of Class A common stock:

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2008	2009

Basic net income per share:
Numerator:
Net income attributable to Emdeon Inc.	$3,066	$1,218
Denominator:
Weighted average common shares outstanding	66,801,333	77,413,610

Basic net income per share	$0.05	$0.02

Diluted net income per share:
Numerator:
Net income used in basic computation	$3,066	$1,218
Weighted average effect of dilutive securities
Add:
Impact of exchange of Class B shares on income attributable to Emdeon Inc.	(1,640)	—

	1,426	1,218
Denominator:
Number of shares used in basic computation	66,801,333	77,413,610
Weighted average effect of dilutive securities
Add:
Exchange of Class B common stock for Class A common stock	33,198,667	—

	100,000,000	77,413,610

Diluted net income per share	$0.01	$0.02

Due to their antidilutive effect, 22,586,390 Class B shares have been excluded from the diluted earnings per share computations for the three months ended March 31, 2009.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

13.	Loss on Abandonment of Leased Properties

During December 2008, the Company ceased use of property subject to operating leases in Nashville, TN and Scottsdale, AZ.

The following table summarizes the activity related to these contract termination costs:

Balance at December 31, 2008	$3,203
Costs incurred	85
Costs paid or otherwise settled	(487)

Balance at March 31, 2009	$2,801

The estimate of the original loss, as well as all subsequent amortization associated with the abandonment of these leases, are classified within loss on abandonment of leased properties in the accompanying statement of operations.

14.	Segment Reporting

Management views the Company’s operating results in three reportable segments: (a) payer services, (b) provider services, and (c) pharmacy services. Listed below are the results of operations for each of the reportable segments. This information is reflected in the manner utilized by management to make operating decisions, assess performance and allocate resources. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the notes to the consolidated financial statements included in the Company’s 2008 audited consolidated financial statements.

Payer Services Segment

The payer services segment provides claims management and payment distribution products and services to healthcare payers, both directly and through the Company’s channel partners, that simplify the administration of healthcare related to insurance eligibility and benefit verification, claims filing and claims and payment distribution.

Provider Services Segment

The provider services segment provides revenue cycle management solutions, patient billing and payment and dental services to healthcare providers, both directly and through the Company’s channel partners, that simplify the providers’ revenue cycle, reduce related costs and improve cash flow.

Pharmacy Services Segment

The pharmacy services segment provides solutions and services to pharmacies and pharmacy benefit management companies related to prescription benefit claim filing, adjudication and management.

Other

Inter-segment revenue and expenses primarily represent claims management and patient statement services provided between segments.

Corporate and eliminations includes personnel and other costs associated with the Company’s management, administrative and other corporate services functions and eliminations to remove inter-segment revenues and expenses.

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

The revenue and total segment contribution for the reportable segments are as follows:

	For the Three Months Ended March 31, 2008			Corporate &
	Payer	Provider	Pharmacy	Eliminations	Consolidated

Revenue from external customers
Claims management	$45,388	$—	$—	$—	$45,388
Payment services	46,590		—	—	46,590
Patient statements	—	65,670	—	—	65,670
Revenue cycle management	—	35,258	—	—	35,258
Dental	—	7,797	—	—	7,797
Pharmacy services	—	—	9,692	—	9,692
Inter-segment revenues	111	589	—	(700)	—

Net revenue	92,089	109,314	9,692	(700)	210,395
Costs and expenses:
Cost of operations	61,540	72,800	1,678	(507)	135,511
Development and engineering	2,140	3,525	1,301	—	6,966
Sales, marketing, general and administrative	6,490	8,196	948	8,304	23,938

Segment contribution	$21,919	$24,793	$5,765	$(8,497)	43,980

Depreciation and amortization					21,267
Interest income					(297)
Interest expense					24,789

Loss before income tax provision					$(1,779)

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

	For the Three Months Ended March 31, 2009			Corporate &
	Payer	Provider	Pharmacy	Eliminations	Consolidated

Revenue to external customers
Claims management	$45,112	$—	$—	$—	$45,112
Payment services	50,346	—	—	—	50,346
Patient statements	—	68,672	—	—	68,672
Revenue cycle management	—	37,746	—	—	37,746
Dental	—	7,760	—	—	7,760
Pharmacy services	—	—	10,249	—	10,249
Inter-segment revenue	70	464	—	(534)	—

Total revenue	95,528	114,642	10,249	(534)	219,885
Costs and expenses:
Cost of operations	59,876	73,434	1,708	(420)	134,598
Development and engineering	2,632	3,422	1,162	—	7,216
Sales, marketing, general and administrative	5,854	7,486	978	9,757	24,075
Loss on abandonment	—	6	—	79	85

Segment contribution	$27,166	$30,294	$6,401	$(9,950)	53,911

Depreciation and amortization					25,098
Interest income					(21)
Interest expense					17,942

Income before income tax provision					$10,892

15.	Accumulated Other Comprehensive (Loss) Income

The following is a summary of accumulated other comprehensive income (loss) balances, net of taxes and noncontrolling interest, as of and for the three month period ended March 31, 2009:

	Foreign	Net Losses on		Accumulated
	Currency	Cash Flow	Discontinued	Other
	Translation	Hedging	Cash Flow	Comprehensive
	Adjustment	Derivatives	Hedge	Income (Loss)

Balance at December 31, 2008	$(49)	$(11,095)	$(12,051)	$(23,195)
Change associated with current period hedging transaction	—	(3,667)	—	(3,667)
Reclassification into earnings	—	4,202	1,334	5,536

Balance at March 31, 2009	$(49)	$(10,560)	$(10,717)	$(21,326)

Emdeon Inc.

Notes to Condensed Consolidated Financial Statements (continued)
(unaudited and amounts in thousands, except share and per share amounts)

16.	Subsequent Events

On June 5, 2009, the Company acquired substantially all of the assets of The Sentinel Group from Optimal Business Services, Inc., a subsidiary of Trustmark Mutual Holding Company, for $3.0 million in cash (which was funded with cash on hand). The Sentinel Group is a recognized leader in healthcare fraud and abuse management services.

On July 2, 2009, the Company acquired all of the voting equity interests of eRx Network L.L.C. (“eRx”). eRx is a provider of electronic pharmacy healthcare solutions. The consideration for the eRx acquisition was $75.0 million in cash (which was funded with cash on hand) and 1,850,000 units of EBS Master (“EBS Units”) issued to certain members of eRx. For the year ended December 31, 2008, eRx had revenues of approximately $27.2 million, net income of approximately $4.8 million and total assets of approximately $6.9 million.

The initial accounting for these acquisitions was incomplete as of the issuance of this report. As such, the disclosures for business combinations occurring after the balance sheet date but before the financial statements are issued as required by SFAS 141(R) are not disclosed herein. These required disclosures include, (i) the amounts of revenues and earnings of the acquiree since the acquisition date that are included in the consolidated statement of operations for the reporting period, (ii) the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period and (iii) the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date for all business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Based on the dates of these acquisitions, (i) above is not applicable as the latest reporting date is prior to the date of the acquisition. As it relates to items (ii) and (iii) above, given the timing of the dates of the acquisitions and the issuance of the report, disclosure of such information is impracticable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee and the New York Stock Exchange fee the amounts set forth below are estimates:

SEC registration fee	$21,335
New York Stock Exchange fee	188,000
FINRA fee	46,500
Printing expenses	550,000
Accounting fees and expenses	3,700,000
Legal fees and expenses	4,900,000
Transfer agent fees and expenses	12,000
Miscellaneous	82,165

Total	9,500,000

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Directors’ Liability; Indemnification of Directors and Officers.  Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and provisions that will be included in our amended and restated certificate of incorporation and by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We maintain directors’ and officers’ liability insurance for our officers and directors.

Our Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless us, each of our directors, each of our officers who signs the registration statement, and each person who controls Emdeon Inc. within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to Emdeon Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

In November 2006, in connection with its formation, the registrant sold 100% of its membership interests to investment entities organized and controlled by General Atlantic LLC for an aggregate of $320,113,126. The membership interests described above were issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In September 2008, in connection with its conversion from a limited liability company to a corporation, the registrant’s outstanding membership interests were converted into an aggregate of 520,000 shares of its common stock for no additional consideration. The shares of common stock were issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction that did not involve a public offering.

In connection with the reorganization transactions described in the section entitled “Organizational Structure” in the accompanying prospectus, the registrant will amend and restate its certificate of incorporation and reclassify the common stock held at that time into an aggregate of 56,000,000 shares of its Class A common stock. The shares of Class A common stock described above will be issued in reliance on the exemption provided by Section 4(2) of the Securities Act on the basis that they will not involve a public offering.

In connection with the reorganization transactions, the registrant will issue 13,773,913 shares of its Class A common stock to the members of EBS Acquisition and 11,639,697 shares of its Class A common stock to H&F AIV. The shares of Class A common stock described above will be issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, the registrant will issue an aggregate of 24,436,390 shares of its Class B common stock to the H&F Continuing LLC Members and the eRx Members. The shares of Class B common stock described above will be issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1**†	Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2006, among Emdeon Inc., EBS Holdco, Inc., EBS Master LLC, Emdeon Business Services LLC, Medifax-EDI Holding Company, EBS Acquisition LLC, GA EBS Merger LLC and EBS Merger Co.
2	.2**†	Securities Purchase Agreement, dated as of February 8, 2008, among HLTH Corporation, EBS Master LLC, the voting members of EBS Master LLC and the purchasers listed therein.
2	.3*†	Agreement and Plan of Merger, dated as of July 2, 2009, by and among EBS Master LLC, Envoy LLC, Emdeon Merger Sub LLC, eRx Network, L.L.C., and Longhorn Members Representative, LLC.
3	.1**	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3	.2**	Form of Amended and Restated By-laws of the Registrant.
4	.1*	Specimen Class A Common Stock Certificate.
4	.2*	First Lien Credit Agreement, dated as of November 16, 2006, by and among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, as parent, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Deutsche Bank Trust Company Americas, as syndication agent and Bear Stearns Corporate Lending Inc., as documentation agent (the “First Lien Credit Agreement”).
4	.3**	Amendment No. 1 to the First Lien Credit Agreement, dated as of March 9, 2007 among EBS Master LLC, Emdeon Business Services LLC, as borrower, Medifax-EDI Holding Company, Inc., as additional borrower, the lenders from time to time party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank, Citigroup Global Markets Inc., as joint lead arranger and joint bookrunner, Bear, Stearns & Co Inc., as joint lead arranger and joint bookrunner, Deutsche Bank Trust Company Americas, as syndication agent and Bear Stearns Corporate Lending Inc., as documentation agent.
4	.4**	Amendment No. 2 to the First Lien Credit Agreement, dated as of July 7, 2009, among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank.
4	.5*	Second Lien Credit Agreement, dated as of November 16, 2006, by and among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, as parent, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Deutsche Bank Trust Company Americas, as syndication agent and Bear Stearns Corporate Lending Inc., as documentation agent (the “Second Lien Credit Agreement”).
4	.6**	Amendment No. 1 to the Second Lien Credit Agreement, dated as of July 7, 2009, among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank.
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.
10	.1**	Form of Indemnification Agreement.
10	.2*‡	Form of Stockholders Agreement by and among Emdeon Inc. and the stockholders named therein.
10	.3*	Form of Investor Tax Receivable Agreement by and among Emdeon Inc. and the other parties named therein (Exchanges).
10	.4*	Form of Investor Tax Receivable Agreement by and among Emdeon Inc. and the other persons named therein (Reorganizations).
10	.5*	Form of Management Tax Receivable Agreement by and among Emdeon Inc. and the parties named therein.
10	.6**	Form of Agreement and Plan of Merger by and among EBS Acquisition II, LLC, EBS Holdco I, LLC and Emdeon Inc.
10	.7**	Form of Agreement and Plan of Merger by and among H&F Harrington, Inc., EBS Holdco II, LLC and Emdeon Inc.

Exhibit
Number		Description

10	.8*	Form of Sixth Amended and Restated Limited Liability Company Agreement of EBS Master LLC.
10	.9*††	Form of Reorganization Agreement by and among EBS Master LLC, Emdeon Inc. and the other parties named therein.
10	.10**	Employment Agreement, dated March 29, 2007, among George I. Lazenby and Emdeon Business Services LLC.
10	.11**	Employment Agreement, effective as of May 26, 2009, between Tracy Bahl and Emdeon Business Services LLC.
10	.12**	Employment Agreement, effective as of July 21, 2008, between Gregory T. Stevens and Emdeon Business Services LLC.
10	.13*	Employment Agreement, dated July 21, 2009, among Bob A. Newport and Emdeon Business Services LLC.
10	.14**	Employment Agreement, dated July 7, 2009, among J. Philip Hardin and Emdeon Business Services LLC.
10	.15**	Employment Agreement, dated July 7, 2009, among Gary Stuart and Emdeon Business Services LLC.
10	.16**	Amended and Restated EBS Executive Equity Incentive Plan.
10	.17*	Emdeon Inc. 2009 Equity Incentive Plan
10	.18*	Sublease, dated December 31, 2000, among Willis North America Inc., as sublandlord, and Envoy Corporation, as subtenant (the “Willis Building Sub-Lease”).
10	.19**	First Amendment to the Willis Building Sub-Lease, dated June 8, 2006, among Willis North America Inc. and Envoy Corporation.
10	.20*	Donelson Corporate Centre Amended and Restated Office Lease Agreement, dated June 12, 2008, between Donelson Corporate Centre, Limited Partnership, as landlord, Envoy LLC, as tenant, and Emdeon Business Services LLC, as guarantor.
10	.21*	Agreement of Lease, dated June 26, 2006, between Level 3 Communications, LLC, as landlord, and Envoy Corporation, as tenant.
10	.22**	Lease Agreement, dated December 5, 1997, between BDM Properties, Kenneth A. MacLaren and Professional Office Services, Inc. (predecessor in interest to ExpressBill LLC).
10	.23*	Form of Unit Purchase Agreement.
10	.24*	Form of Common Stock Subscription and EBS Unit Vesting Agreement.
10	.25*	Form of Emdeon Inc. Non-Qualified Stock Option Agreement.
10	.26*	Emdeon Inc. Employee Stock Purchase Plan.
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23	.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24	.1**	Powers of Attorney.
24	.2**	Power of Attorney of Dinyar S. Devitre.
24	.3**	Power of Attorney of Philip M. Pead.

*	Filed herewith.

**	Previously filed.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any omitted schedules upon request by the SEC.

‡	Exhibits C and D to the Form of Stockholders Agreement are included in Exhibit 10.2. Exhibits A and B to the Stockholders Agreement have been filed as Exhibits 3.1 and 3.2 to the registration statement, respectively.

††	Exhibits E and J to the Form of Reorganization Agreement are included in Exhibit 10.9. Exhibits A, B, C, D, F, G, H, I, K, L and M to the Reorganization Agreement have been filed as Exhibits 3.1, 3.2, 10.6, 10.7, 10.2, 10.4, 10.3, 10.5, 10.24, 10.8 and 10.23 to the registration statement, respectively.

Page
Schedule I — Financial Information of Parent Company	II-6

The financial information included in the financial statement schedule should be read in conjunction with the consolidated financial statements. All other financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Schedule I — Condensed Financial Information of Emdeon Inc. (Parent Only)

Condensed Balance Sheets
(in thousands)

	December 31
	2007	2008

Assets
Current assets:
Cash	$7	$3

Total current assets	7	3
Investment in subsidiaries	306,755	696,531
Deferred offering costs	—	5,462

Total assets	$306,762	$701,996

Liabilities and equity
Current liabilities:
Due to affiliates	$—	$5,574

Total current liabilities	—	5,574
Deferred income tax liabilities	5,793	24,791
Equity	300,969	671,631

Total liabilities and equity	$306,762	$701,996

Schedule I — Condensed Financial Information of Emdeon Inc. (Parent Only)

Condensed Statements of Operations
(in thousands)

	Period from
	November 16,	Successor	Successor
	2006 to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Revenue	$—	$—	$—
Costs and expenses:
Sales, marketing, general and administrative	—	364	496

Operating loss	—	(364)	(496)
Equity in earnings of consolidated subsidiaries	(938)	32,220	13,132
Interest income	—	—	1

Income (loss) before income tax provision	(938)	31,856	12,637
Income tax provision	1,446	14,580	3,406

Net income (loss)	$(2,384)	$17,276	$9,231

Schedule I — Condensed Financial Information of Emdeon Inc. (Parent Only)

Condensed Statements of Cash Flows
(in thousands)

	Period from
	November 16,	Successor	Successor
	2006 to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Operating activities:
Net (loss) income	$(2,384)	$17,276	$9,231
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Due to affiliates	—	—	112
Deferred income taxes	1,446	14,580	3,406
Equity in earnings of consolidated subsidiaries	938	(32,220)	(13,132)

Net cash used in operating activities	—	(364)	(383)
Investing activity:
Purchase of investment in consolidated subsidiaries	(320,129)	—	—

Net cash used in investing activity	(320,129)	—	—
Financing activity:
Proceeds from capital contribution	320,500	—	379

Net cash provided by financing activity	320,500	—	379
Net increase (decrease) in cash	371	(364)	(4)
Cash at beginning of period	—	371	7

Cash at end of period	$371	$7	$3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 28, 2009.

EMDEON INC.

By:	/s/ George I. Lazenby
Name:      George I. Lazenby

Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on July 28, 2009, by the following persons in the capacities indicated.

Signature	Title

/s/ George I. Lazenby George I. Lazenby	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Bob A. Newport, Jr. Bob A. Newport, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)

* Tracy L. Bahl	Executive Chairman

* Mark F. Dzialga	Director

* Jonathan C. Korngold	Director

* Philip U. Hammarskjold	Director

* Jim D. Kever	Director

* Allen R. Thorpe	Director

* Dinyar S. Devitre	Director

* Philip M. Pead	Director

*By: /s/ Gregory T. Stevens Name: Gregory T. Stevens Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1**†	Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2006, among Emdeon Inc., EBS Holdco, Inc., EBS Master LLC, Emdeon Business Services LLC, Medifax-EDI Holding Company, EBS Acquisition LLC, GA EBS Merger LLC and EBS Merger Co.
2	.2**†	Securities Purchase Agreement, dated as of February 8, 2008, among HLTH Corporation, EBS Master LLC, the voting members of EBS Master LLC and the purchasers listed therein.
2	.3*†	Agreement and Plan of Merger, dated as of July 2, 2009, by and among EBS Master LLC, Envoy LLC, Emdeon Merger Sub LLC, eRx Network, L.L.C., and Longhorn Members Representative, LLC.
3	.1**	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3	.2**	Form of Amended and Restated By-laws of the Registrant.
4	.1*	Specimen Class A Common Stock Certificate.
4	.2*	First Lien Credit Agreement, dated as of November 16, 2006, by and among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, as parent, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Deutsche Bank Trust Company Americas, as syndication agent and Bear Stearns Corporate Lending Inc., as documentation agent (the “First Lien Credit Agreement”).
4	.3**	Amendment No. 1 to the First Lien Credit Agreement, dated as of March 9, 2007 among EBS Master LLC, Emdeon Business Services LLC, as borrower, Medifax-EDI Holding Company, Inc., as additional borrower, the lenders from time to time party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank, Citigroup Global Markets Inc., as joint lead arranger and joint bookrunner, Bear, Stearns & Co Inc., as joint lead arranger and joint bookrunner, Deutsche Bank Trust Company Americas, as syndication agent and Bear Stearns Corporate Lending Inc., as documentation agent.
4	.4**	Amendment No. 2 to the First Lien Credit Agreement, dated as of July 7, 2009, among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank.
4	.5*	Second Lien Credit Agreement, dated as of November 16, 2006, by and among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, as parent, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Deutsche Bank Trust Company Americas, as syndication agent and Bear Stearns Corporate Lending Inc., as documentation agent (the “Second Lien Credit Agreement”).
4	.6**	Amendment No. 1 to the Second Lien Credit Agreement, dated as of July 7, 2009, among GA EBS Merger, LLC, as borrower, Medifax-EDI Holding Company, as additional borrower, EBS Master LLC, the lenders party thereto, Citibank, N.A., as administrative agent, collateral agent, Swingline Lender and Issuing Bank.
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.
10	.1**	Form of Indemnification Agreement.
10	.2*‡	Form of Stockholders Agreement by and among Emdeon Inc. and the stockholders named therein.
10	.3*	Form of Investor Tax Receivable Agreement by and among Emdeon Inc. and the other parties named therein (Exchanges).
10	.4*	Form of Investor Tax Receivable Agreement by and among Emdeon Inc. and the other persons named therein (Reorganizations).
10	.5*	Form of Management Tax Receivable Agreement by and among Emdeon Inc. and the parties named therein.
10	.6**	Form of Agreement and Plan of Merger by and among EBS Acquisition II, LLC, EBS Holdco I, LLC and Emdeon Inc.
10	.7**	Form of Agreement and Plan of Merger by and among H&F Harrington, Inc., EBS Holdco II, LLC and Emdeon Inc.
10	.8*	Form of Sixth Amended and Restated Limited Liability Company Agreement of EBS Master LLC.

Exhibit
Number		Description

10	.9*††	Form of Reorganization Agreement by and among EBS Master LLC, Emdeon Inc. and the other parties named therein.
10	.10**	Employment Agreement, dated March 29, 2007, among George I. Lazenby and Emdeon Business Services LLC.
10	.11**	Employment Agreement, effective as of May 26, 2009, between Tracy Bahl and Emdeon Business Services LLC.
10	.12**	Employment Agreement, effective as of July 21, 2008, between Gregory T. Stevens and Emdeon Business Services LLC.
10	.13*	Employment Agreement, dated July 21, 2009, among Bob A. Newport and Emdeon Business Services LLC.
10	.14**	Employment Agreement, dated July 7, 2009, among J. Philip Hardin and Emdeon Business Services LLC.
10	.15**	Employment Agreement, dated July 7, 2009, among Gary Stuart and Emdeon Business Services LLC.
10	.16**	Amended and Restated EBS Executive Equity Incentive Plan.
10	.17*	Emdeon Inc. 2009 Equity Incentive Plan
10	.18*	Sublease, dated December 31, 2000, among Willis North America Inc., as sublandlord, and Envoy Corporation, as subtenant (the “Willis Building Sub-Lease”).
10	.19**	First Amendment to the Willis Building Sub-Lease, dated June 8, 2006, among Willis North America Inc. and Envoy Corporation.
10	.20*	Donelson Corporate Centre Amended and Restated Office Lease Agreement, dated June 12, 2008, between Donelson Corporate Centre, Limited Partnership, as landlord, Envoy LLC, as tenant, and Emdeon Business Services LLC, as guarantor.
10	.21*	Agreement of Lease, dated June 26, 2006, between Level 3 Communications, LLC, as landlord, and Envoy Corporation, as tenant.
10	.22**	Lease Agreement, dated December 5, 1997, between BDM Properties, Kenneth A. MacLaren and Professional Office Services, Inc. (predecessor in interest to ExpressBill LLC).
10	.23*	Form of Unit Purchase Agreement.
10	.24*	Form of Common Stock Subscription and EBS Unit Vesting Agreement.
10	.25*	Form of Emdeon Inc. Non-Qualified Stock Option Agreement.
10	.26*	Emdeon Inc. Employee Stock Purchase Plan.
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23	.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24	.1**	Powers of Attorney.
24	.2**	Power of Attorney of Dinyar S. Devitre.
24	.3**	Power of Attorney of Philip M. Pead.

*	Filed herewith.

**	Previously filed.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any omitted schedules upon request by the SEC.

‡	Exhibits C and D to the Form of Stockholders Agreement are included in Exhibit 10.2. Exhibits A and B to the Stockholders Agreement have been filed as Exhibits 3.1 and 3.2 to the registration statement, respectively.

††	Exhibits E and J to the Form of Reorganization Agreement are included in Exhibit 10.9. Exhibits A, B, C, D, F, G, H, I, K, L and M to the Reorganization Agreement have been filed as Exhibits 3.1, 3.2, 10.6, 10.7, 10.2, 10.4, 10.3, 10.5, 10.24, 10.8 and 10.23 to the registration statement, respectively.